As filed with the Securities and Exchange Commission on October 21, 2013.

Registration No. 333-191258

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AVIANCA HOLDINGS S.A.

(Exact name of registrant as specified in its charter)

Republic of Panama	4512	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Avianca Inc.

122 East 42nd Street, Suite 2525

New York, NY 10168

+1 (212) 399-0831

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

David L. Williams Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017	John R. Vetterli White & Case LLP 1155 Avenue of the Americas New York, New York 10036

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(4)
Preferred shares, par value $0.125(3)	250,561,168 shares	$626,402,920	$80,681

(1)	Includes preferred shares that the underwriters may purchase solely to cover over-allotments, if any, and preferred shares that are to be offered outside the United States that may be resold in the United States in transactions requiring registration under the Securities Act. All or part of these preferred shares may be represented by American Depositary Shares, each of which represents 8 of our preferred shares.
(2)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(3)	American Depositary Shares evidenced by American Depositary Receipts issuable upon deposit of the preferred shares registered hereby will be registered under a separate registration statement on Form F-6. Each American Depositary Share represents 8 preferred shares.
(4)	Registrant previously paid $13,640.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment, which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus dated October 21, 2013 (Subject to Completion)

AVIANCA HOLDINGS S.A.

27,234,910 American Depositary Shares

Representing 217,879,280 Preferred Shares

We are offering 12,500,000 American Depositary Shares, or ADSs, each representing 8 of our preferred shares, in an international offering outside of Colombia. The selling shareholders identified in this prospectus are offering 14,734,910 ADSs to be sold in this offering. We will not receive any proceeds from the sale by the selling shareholders of ADSs in this offering. We anticipate that the initial public offering price of the ADSs will be between $17 and $20 per ADS (equivalent of approximately COP 3,996.9 and COP 4,702.3 per preferred share, based on the exchange rate on October 17, 2013).

Our ADSs have been authorized for listing on the New York Stock Exchange, or NYSE, under the symbol “AVH”. Our preferred shares trade on the Colombian Stock Exchange (Bolsa de Valores de Colombia) under the symbol “PFAVH”. On October 17, 2013, the last reported sale price of our preferred shares on the Colombia Stock Exchange was COP 4,015, or US$2.13 per preferred share ($17.08 per ADS) (based on the exchange rate on such date, which was COP 1,880.9 per US$1.00). Prior to this offering, there has been a limited public market for our preferred shares in Colombia, and no public market currently exists for the ADSs or our preferred shares elsewhere.

	Price to public	Underwriting discounts and commissions	Proceeds to us (before expenses)	Proceeds to selling shareholders (before expenses)
Per ADS	$	$	$	$
Total	$	$	$	$

Investing in the ADSs involves certain significant risks. See “Risk Factors” beginning on page 20.

One of the selling shareholders, Kingsland Holdings Limited, has granted the underwriters an option to purchase up to an additional 4,085,236 ADSs within 30 days of the date of this prospectus solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission, the Colombian Financial Superintendency (Superintendencia Financeria de Colombia), the Panamanian Superintendency of the Securities Market (Superintendencia del Mercado de Valores) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2013.

J.P. Morgan			Citigroup

BofA Merrill Lynch	UBS Investment Bank	BTG Pactual	Deutsche Bank Securities

The date of this prospectus is                     , 2013

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by or on behalf of us. Neither we, the selling shareholders nor the underwriters or their affiliates have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholders are, and the underwriters and their affiliates are not, offering to sell these securities in any jurisdiction where their offer or sale is not permitted. This document may only be used where it is legal to sell these securities. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of when this prospectus is delivered or when any particular sale of the ADSs occurs. Our business, financial condition, results of operations and prospects may have changed since that date.

Our preferred shares are currently registered in the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) kept by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia). This registration should not be understood as a rating or assumption of liability by the Colombian Superintendency of Finance with respect to the price, quality or tradeability of the ADSs or underlying preferred shares or our solvency. The registration of the preferred shares on the Colombian Stock Exchange should not be understood as a rating or assumption of liability by the Colombian Stock Exchange with respect to the price, quality or tradability of the ADSs or underlying preferred shares or our solvency.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

IFRS Financial Statements

On December 11, 2012, our board of directors approved our adoption of International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We used a transition date of January 1, 2011, and therefore our consolidated financial statements as of and for the year ended December 31, 2012 were our first annual audited consolidated financial statements required to be prepared in accordance with IFRS. We have not prepared any financial information in accordance with IFRS as of or for any prior periods. For periods prior to 2012, we prepared our audited consolidated financial statements solely in accordance with Colombian GAAP.

IFRS 1—First-time Adoption of International Financial Reporting Standards governs the adoption of IFRS and first-time preparation of consolidated financial statements and provides for certain exceptions and exemptions. See Note 33 to our audited consolidated financial statements for a description of how the transition from Colombian GAAP to IFRS affected our reported financial position and financial performance as of and for the periods covered.

Our consolidated financial statements prepared in accordance with IFRS are stated in U.S. dollars. This prospectus includes our audited consolidated financial statements as of January 1, 2011 (the date of our transition to IFRS) and December 31, 2011 and 2012 and for the years ended December 31, 2011 and 2012, together with the notes thereto, prepared in accordance with IFRS. Unless otherwise indicated, all financial information provided in this prospectus has been prepared in accordance with IFRS.

Colombian GAAP Supplemental Financial Information

Prior to January 1, 2013, we also maintained our books and records and prepared our consolidated financial statements in accordance with Colombian generally accepted accounting principles, including the Technical Bulletins issued by the Colombian Financial Superintendency, collectively, Colombian GAAP, and reported such consolidated financial statements in Colombian pesos, or COP. Our consolidated financial statements as reported in Colombian GAAP include financial information for the eleven-month period ended December 31, 2010, a period prior to our transition to IFRS (see “—IFRS Financial Statements”) and therefore may be useful to you in evaluating our financial performance.

Colombian GAAP differs in certain significant aspects from IFRS. For a description of the principal differences between Colombian GAAP and IFRS applicable to us, see Note 33 to our consolidated financial statements.

We present financial information under Colombian GAAP for the eleven-month period ended December 31, 2010 because we became the parent company of Aerovías del Continente Americano—Avianca S.A., or Avianca, and Grupo Taca Holdings Limited, or Taca, on February 1, 2010 in connection with the combination of Avianca and Taca. We have no consolidated financial information prior to such date. As a result, our financial information for the eleven-month period ended December 31, 2010 is not directly comparable to our financial information for the full fiscal years ended December 31, 2011 and 2012. This lack of comparability is heightened by the fact that our business is seasonal, and January is typically one of our busiest months.

Pro Forma Financial Information

In this prospectus we provide an illustration of the pro forma effect of certain events that may be deemed material to our financial condition or operations. This pro forma consolidated financial information has been derived from the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2013 and the audited consolidated financial statements for the year ended December 31, 2012 included elsewhere in this prospectus.

The pro forma adjustments are based on certain estimates and assumptions that management believes are reasonable under the circumstances. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing as of the date of the pro forma transactions, the date of this prospectus or any future date. The historical consolidated financial information has been adjusted in the unaudited pro forma consolidated financial information to give effect to pro forma events that are (1) directly attributable to the pro forma transactions, (2) factually supportable, and (3) with respect to the statements of comprehensive income, expected to have a continuing impact on the consolidated results. The assumptions underlying the pro forma adjustments are described in “Unaudited Pro Forma Consolidated Financial Information.”

The unaudited pro forma consolidated financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what our consolidated financial position or results of operations actually would have been had the pro forma transactions occurred as of the dates indicated. In addition, the unaudited pro forma consolidated financial information does not purport to project our future financial position or operating results.

Non-IFRS Financial Measures

This prospectus includes certain references to non-IFRS measures such as our Adjusted EBITDAR and Adjusted EBITDAR margin. See “Summary—Summary Financial and Operating Data” for a discussion of our use of Adjusted EBITDAR in this prospectus, including the reasons why we believe this information is useful to management and to investors, and a reconciliation of Adjusted EBITDAR to net profit. These supplemental financial measures are not prepared in accordance with IFRS or Colombian GAAP. Accordingly, you are cautioned not to place undue reliance on this information and should note that Adjusted EBITDAR and Adjusted EBITDAR margin, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors.

Adjusted EBITDAR is commonly used in the airline industry to view operating results before depreciation, amortization and aircraft operating lease charges, as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other asset acquisitions. However, Adjusted EBITDAR should not be considered as an alternative measure to operating profit, as an indicator of operating performance, as an alternative to operating cash flows or as a measure of our liquidity. Adjusted EBITDAR as calculated by us and as presented in this prospectus may differ materially from similarly titled measures reported by other companies due to differences in the way these measures are calculated. Adjusted EBITDAR has important limitations as an analytical tool and should not be considered in isolation from, or as a substitute for an analysis of, our operating results as reported under IFRS or Colombian GAAP. Some of the limitations are:

•	Adjusted EBITDAR does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDAR does not reflect changes in, or cash requirements for, working capital needs;

•	Adjusted EBITDAR does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDAR does not reflect any cash requirements for such replacements;

•	Adjusted EBITDAR does not reflect expenses related to leases of flight equipment and other related expenses; and

•	other companies may calculate Adjusted EBITDAR or similarly titled measures differently, limiting its usefulness as a comparative measure.

Currency Presentation

In this prospectus, references to “dollars,” “U.S. dollars” and “$” are to the currency of the United States and references to “Colombian pesos,” “Pesos” and “COP” are to the currency of Colombia. The meaning of the word “billion” in the Spanish language is different from that in American English. In the Spanish language, as used in Colombia, a “billion” is a million millions, which means the number of 1,000,000,000,000, while in American English a “billion” is a thousand millions, which means 1,000,000,000. In this prospectus, the meaning of billion is as used in American English.

We have converted certain U.S. dollar amounts presented in this prospectus from Colombian peso amounts solely for the convenience of the reader. We make no representation that the peso or dollar amounts shown in this prospectus could have been or could be converted into U.S. dollars or Colombia pesos at the rates shown in this prospectus or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for Colombian pesos. The conversion of amounts expressed in Colombian pesos as of a specified date at the then prevailing exchange rate may result in presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting Colombian pesos as of another specified date. Unless otherwise noted in this prospectus, all figures appearing in U.S. dollars corresponding to our consolidated balance sheet at December 31, 2012 and our consolidated statement of comprehensive income and consolidated statement of cash flow for the year ended December 31, 2012 prepared in accordance with Colombian GAAP have been converted into U.S. dollars at the year-end exchange rate of COP 1,768.2 per US$1.00 in accordance with Regulation S-X 3-20(b).

The rates set forth above for conversion of COP into U.S. dollars are the rates published by the Colombian Central Bank (Banco de la República, or the Central Bank) as reported by the Colombian Financial Superintendency (Superintendencia Financiera de Colombia, or the SFC).

On October 17, 2013, the exchange rate between the Colombian peso and the U.S. dollar certified by the SFC was COP 1,880.9 per US$1.00. See “Exchange Rates and Foreign Exchange Controls—Exchange Rates.”

Neither IFRS nor Colombian GAAP currently requires us to adjust our financial statements for inflation. Colombia experienced inflation rates of 3.2%, 3.7% and 2.4% for the years ended December 31, 2010, 2011 and 2012, respectively, according to the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística), or DANE.

Rounding

Certain figures included in this prospectus have been rounded for ease of presentation. Percentage figures included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

MARKET DATA

This prospectus contains certain statistical data regarding our airline routes and our competitive position and market share in, and the market size of, the Latin American air transportation market. This information has been derived from a variety of sources, including the Civil Aviation Authority of Colombia (Unidad Administrativa Especial de Aeronáutica Civil), the Civil Aviation Authority of El Salvador (Autoridad de Aviación Civil), the Civil Aviation Authority of Costa Rica (Dirección General de Aviación Civil), the Civil Aviation Authority of Peru (Dirección General de Aviación Civil), the Civil Aviation Authority of Ecuador (Dirección General de Aviación Civil), the International Air Transport Association, or IATA, the Latin American and Caribbean Air Transport Association, or ALTA, and other third-party sources, governmental agencies or industry or general publications.

Information for which no source is cited has been prepared by us on the basis of our knowledge of Latin American airline markets and other information available to us. The methodologies and terminologies used by different sources are not always consistent, and data from different sources are not readily comparable. In addition, sources other than us use methodologies that are not identical to ours and may produce results that differ from our own estimates. Although we have not independently verified the information contained herein concerning competitive positions, market shares, market sizes, market growth or other similar data that is based upon third-party sources or industry or general publications, we consider these sources and publications to be generally reliable.

GLOSSARY OF OPERATING PERFORMANCE TERMS

This prospectus contains terms relating to operating performance that are commonly used in the airline industry and are defined as follows:

“Aircraft utilization” represents the average number of block hours operated per day per aircraft for an aircraft fleet.

“Available seat kilometers,” or ASKs, represents aircraft seating capacity multiplied by the number of kilometers the seats are flown.

“Available ton kilometers,” or ATKs, represents cargo ton capacity multiplied by the number of kilometers the cargo is flown.

“Block hours” refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

“CASK excluding fuel” represents operating expenses other than fuel divided by available seat kilometers (ASKs).

“Code share alliance” refers to our code share agreements with other airlines with whom we have business arrangements to share the same flight. A seat can be purchased on one airline but is actually operated by a cooperating airline under a different flight number or code. The term “code” refers to the identifier used in flight schedules, generally the two-character IATA airline designator code and flight number. Code share alliances allow greater access to cities through a given airline’s network without having to offer extra flights, and makes connections simpler by allowing single bookings across multiple planes.

“Cost per available seat kilometer,” or CASK, represents operating expenses divided by available seat kilometers (ASKs).

“Load factor” represents the percentage of aircraft seating capacity that is actually utilized and is calculated by dividing revenue passenger kilometers by available seat kilometers (ASKs).

“Operating revenue per available seat kilometer,” or RASK, represents operating revenue divided by available seat kilometers (ASKs).

“Revenue passenger kilometers,” or RPKs, represent the number of kilometers flown by revenue passengers.

“Revenue passengers” represents the total number of paying passengers (which do not include passengers redeeming LifeMiles (previously known as AviancaPlus or Distancia) frequent flyer miles or other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).

“Revenue ton kilometers,” or RTKs, represents the total cargo tonnage uplifted multiplied by the number of kilometers the cargo is flown.

v

“Technical dispatch reliability” represents the percentage of scheduled flights that are not delayed at departure more than 15 minutes or cancelled, in each case due to technical problems.

“Yield” represents the average amount one passenger pays to fly one kilometer, or passenger revenue divided by revenue passenger kilometers (RPKs).

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements, principally under the captions, “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Industry.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this prospectus, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	general economic, political and business conditions in our core markets of Colombia, Peru, Ecuador and Central America and the other geographic markets we serve;

•	our level of debt and other fixed obligations;

•	demand for passenger and cargo air services in the markets in which we operate;

•	competitive pressures on pricing;

•	our capital expenditures;

•	changes in the regulatory environment in which we operate;

•	changes in labor costs, maintenance costs, fuel costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	fluctuations of crude oil prices and its effect on fuel costs;

•	terrorist attacks and the possibility or fear of such attacks affecting the airline industry;

•	future threat or outbreak of diseases affecting traveling behavior and/or imports and/or exports;

•	natural disasters affecting traveling behavior and/or imports and/or exports;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	our ability to successfully implement our fleet modernization program;

•	our ability to obtain financing and the terms of such financing; and

•	the risk factors discussed under “Risk Factors” beginning on page 20.

The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed in this prospectus might not occur or come into existence and forward-looking statements are thus not guarantees of future performance. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this prospectus.

SUMMARY

This summary highlights selected information presented in greater detail elsewhere in this prospectus. This summary does not include all the information you should consider before investing in the ADSs. Before investing in the ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our audited consolidated financial statements and related notes included herein and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In this prospectus, we use the terms “we,” “us,” “our,” “the Company” and “Avianca Holdings” to refer to Avianca Holdings S.A. (formerly AviancaTaca Holding, S.A.), together with its subsidiaries, except where the context requires otherwise.

Overview

We are a leading airline in Latin America. In February 2010, we completed the combination of Aerovías del Continente Americano—Avianca S.A., or Avianca, and Grupo Taca Holdings Limited, or Taca, two established airlines with geographically complementary operations in the Andean region (Colombia, Ecuador and Peru), in the case of Avianca, and Central America (Belize, Guatemala, Costa Rica, Honduras, El Salvador, Nicaragua and Panama) and Peru, in the case of Taca. In 2012, we were the market leader in terms of passengers carried in the domestic market of Colombia (the third largest domestic market in Latin America), according to the Colombian Civil Aviation Authority, and we believe we were the market leader in terms of passengers carried on international flights within the Andean region and Central America (our home markets), according to internal data we derive from Travelport Marketing Information Data Tapes, or MIDT. Our strong presence within the Andean region and Central America enables us to consolidate regional passenger traffic in our hubs and provide connectivity to international destinations, making us a leader in terms of international air passengers carried from our home markets to both North America and South America.

We operate an extensive route network from our strategically located hubs in Colombia, Peru and El Salvador (plus the focus markets of Costa Rica and Ecuador). We offer passenger and cargo service through more than 5,500 weekly scheduled flights to more than 100 destinations in over 25 countries around the world. Our code share alliances, together with our membership in Star Alliance, provide our customers with access to a worldwide network of over 1,200 destinations. During the six months ended June 30, 2013, we transported approximately 11.9 million passengers and 151,248 metric tons of cargo.

Since the combination of Avianca and Taca in February 2010, we have grown significantly. We believe we have already achieved many revenue-enhancing synergies from the integration of Avianca’s and Taca’s networks, which was the initial focus of the combination. We are now ready to implement a second stage of our integration plan focused primarily on achieving cost-oriented synergies from greater operating and administrative efficiencies and economies of scale. Our consolidated operating revenue increased from $3,794.4 million in 2011 to $4,269.7 million in 2012, and our consolidated operating profit increased from $202.4 million for the year ended December 31, 2011 to $280.9 million in 2012. Our consolidated operating revenue and consolidated operating profit increased from $2,078.7 million and $93.9 million, respectively, for the six months ended June 30, 2012 to $2,223.1 million and $138.0 million, respectively, for the six months ended June 30, 2013. The revenue-enhancing synergies from our network integration allowed us to optimize our route capacity and efficiency, through which we added 40 new routes and increased our available seat kilometers (ASKs) and our total passengers carried 26.6% and 31.8%, respectively, from 2010 (annualized from the eleven-month period from the combination of Avianca and Taca to December 31, 2010) to 2012, while maintaining a stable load factor of 79.6%. Our ASKs and total passengers carried increased 7.0% and 9.3%, respectively, from the six months ended June 30, 2012 to the six months ended June 30, 2013, while our load factor increased from 78.4% to 79.5%.

As of June 30, 2013, we operated a fleet of 151 aircraft (119 jet passenger aircraft, 28 turboprop passenger aircraft and four jet cargo aircraft) highlighted by our modern and efficient jet passenger fleet, mainly from the Airbus family. Since 2010, we have focused on increasing homogeneity in our fleet, and therefore increasing efficiency, by decreasing the number of aircraft models we operate. We intend to enhance our modern jet fleet further by continuing to add new aircraft and we currently have firm orders for delivery between the second half of 2013 and 2019 of 68 new Airbus aircraft (including two Airbus A330F freight aircraft) and 15 Boeing 787 Dreamliners. We are also in the process of replacing our regional fleet of Fokker 50s and Cessna 42s with 15 new and more efficient ATR72s to be delivered between the second half of 2013 and 2015.

We provide other services that complement our passenger and cargo businesses and diversify our sources of revenue. In March 2011, we launched our LifeMiles frequent flyer program, which has become a significant Latin American frequent flyer program, with approximately 5.0 million members as of June 30, 2013. We also provide aircraft maintenance, crew training and other airport services to other carriers as well as travel-related services to our customers.

We are a Panamanian company (sociedad anónima), and approximately 17.7% of our outstanding capital stock is represented by our preferred shares that are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia). Approximately 70.3% of our voting common shares are owned by Synergy Aerospace Corp., or Synergy, a corporation indirectly controlled by Mr. Germán Efromovich and Mr. José Efromovich, and approximately 29.0% of our voting common shares are owned by Kingsland Holdings Limited, or Kingsland, a corporation controlled by the Kriete family. Following this offering and the related conversion of common shares into preferred shares by certain of our selling shareholders, approximately 33.5% of our outstanding capital stock will be represented by our preferred shares, including the preferred shares represented by the ADSs being offered hereby, and approximately 78.3% and 21.7% of our common shares will be held by Synergy and Kingsland, respectively (if the underwriters’ over-allotment option is not exercised), or approximately 82.3% and 17.7%, respectively (if the underwriters exercise their over-allotment option in full). See “—Summary of the Offering” and “Principal and Selling Shareholders.”

Our Strengths

We believe that our most important business strengths include the following:

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A market leader in a dynamic Latin American region. We have a leading presence in the Colombian domestic market and also in the market for international passenger service within the Andean region and Central America, a region with approximately 136 million inhabitants as of December 31, 2012 and what we believe to be dynamic and growing economies despite the economic and political risks in the region, including risks related to inflation, currency devaluation and political instability. Our passengers carried increased 27.4% in 2011, 12.9% in 2012 and 9.3% in the six months ended June 30, 2013, outperforming Latin America average growth in passengers carried of 3.8% in 2011, 7.6% in 2012 and 6.7% in the six months ended June 30, 2013, according to the Latin American and Caribbean Air Transport Association (ALTA), which in turn outperformed worldwide average growth in passengers carried during such period, according to the International Air Transport Association (IATA). We believe our strong presence in the regions in which we operate positions us well to benefit from economies of scale and grow from a position of strength.

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A strong brand associated with a superior customer experience. We believe our Avianca brand is associated with superior service in the minds of many customers in our core Latin American markets. Since the combination of Avianca and Taca in 2010, we have unified our service standards to strive for “Excelencia Latina” (Latin Excellence), the ideal we set for our service goals. In addition, we were recently recognized as the “Best Airline in South/Latin America 2012” (Business Traveler Magazine December 2012) and the “Best Airline in Central America & Caribbean” (Skytrax World Airline Awards 2012). Beginning in May 2013, Avianca became our sole, unified brand for all of our operations.

•

A multi-hub network in Latin America. Our strategically located hubs in Bogotá, Lima and San Salvador provide coverage of the domestic markets in Colombia, Peru and Central America and support a broad international network connecting the Andean Region, Central America, the Caribbean, North America and Europe. Our hub network is complemented by focus city operations in San José in Costa Rica and Quito and Guayaquil in Ecuador and our membership in Star Alliance, the largest airline network in the world as of June 30, 2013 in terms of member airlines, daily flights, destinations and covered countries. We believe that the broad reach of our network, together with our code share alliances and Star Alliance membership, provide our customers with a wide range of destination options and provide us with a geographically diversified source of revenues that affords us flexibility and adaptability with respect to demand cycles in our industry.

•

One of the most modern passenger fleets among Latin American airlines. Our continuous fleet modernization process has increased our jet passenger fleet’s capacity and has made our jet passenger operative fleet one of the youngest among Latin American airlines, with an average aircraft age of 4.9 years as of June 30, 2013. Since 2010, as a result of our fleet modernization program, we have been able to increase fuel efficiency and improve our technical dispatch reliability. Since 2010, we have reduced the number of jet passenger aircraft types or models we use, and our current passenger fleet now consists primarily of Airbus aircraft. The increased homogeneity of our fleet has enabled us to reduce crew and staff training costs and also maintenance costs through the implementation of unified spare parts inventories and maintenance processes.

•

Experienced senior management team with strong track record. Our senior management team, which has an average of approximately 14 years of experience working with us, has significant industry knowledge and a demonstrated ability to successfully acquire and integrate businesses. In addition, we believe our incentive programs align our management team with our strategic objectives and contribute to our success by rewarding the accomplishment of pre-defined financial and operating goals.

Our Strategy

Our goal is to leverage our leadership position to take advantage of opportunities for profitable growth in the Latin American aviation market by expanding our network and continuing to reduce our operating costs. While we face challenges in our business, we are optimistic that successful implementation of our strategy will help us grow and increase our profitability. Key elements of our business strategy include the following:

•

Enhance customer loyalty through seeking to provide superior customer service and a culture of “Excelencia Latina.” Seeking to provide superior customer service is a cornerstone of our passenger and cargo business, and we seek to create a culture that delivers “Excelencia Latina” (Latin Excellence). We believe our Excelencia Latina can differentiate us from our competitors by combining high-quality operating performance with a warm, Latin American service culture that we believe caters to the tastes of Latin American passengers. Our strategy is based on selecting, training and rewarding dedicated personnel, establishing a solid operational and technological platform to provide high-quality operations, and delivering products and services such as improved VIP lounges, self-service check-in (over the internet, at kiosks or from mobile phones) and a superior experience aboard modern aircraft with a varied selection of in-flight entertainment options. We also intend to leverage our LifeMiles frequent flyer program to increase customer loyalty and attract new customers by providing competitive benefits, including priority seat availability, check-in and baggage handling and VIP lounge access.

•

Focus on achieving further synergies from the Avianca-Taca combination to increase revenues and reduce costs. After the combination of Avianca and Taca in February 2010, we focused initially on the commercial integration of our combined network and grew significantly in terms of passengers carried and operating revenues. As we embark on the second phase of our post-combination integration, we believe there is still meaningful potential to achieve further revenue growth as we implement a single commercial code (which we believe will enhance the connectivity of our unified network), consolidate our operations under a single Avianca brand identified with superior customer service and improve our revenue management practices. In addition, we will seek to achieve cost synergies by consolidating our maintenance procedures across the regions we serve and optimizing our flight operations, increasing aircraft utilization through interchangeability of aircraft, better crew planning and more efficient use of our regional hubs. We also intend to achieve synergies by unifying our IT platforms in finance, maintenance and operations.

•

Pursue opportunities for profitable growth in our passenger segment. We seek to grow our passenger business by protecting and leveraging our strong presence and optimizing our network in the markets we serve. We expect to add new destinations, routes and flight frequencies in Latin America to meet or stimulate demand for our services, in particular by adding new long-haul and other international destinations to be served from our Bogotá and Lima hubs, by enhancing our connectivity for passengers traveling between South and North America via our San Salvador hub and by taking advantage of what we believe to be increasing demand for air travel within Latin America. We also expect to continue to evaluate selectively additional growth opportunities through strategic alliances with other airlines as well as potential acquisitions and strategic opportunities that would complement our existing operations.

•

Grow our cargo operations. We believe our cargo operations offer an attractive opportunity for growth, complementing our passenger operations and diversifying our sources of revenue. We also believe that we have a significant opportunity to increase our footprint in the cargo business by leveraging our leadership position in Colombia to grow in other Latin American markets. We continuously evaluate opportunities to grow our cargo business through selective acquisitions in strategic markets and are focused in particular on opportunities to develop our presence in the cargo markets in Mexico and Brazil. We plan to enhance our competitiveness in the cargo sector by adding two new Airbus A330F freight aircraft dedicated exclusively to cargo transport. In addition, our modernized passenger fleet will have greater cargo capacity and allow us to continue to earn incremental revenues by complementing our cargo routes with cargo transported in the bellies of our passenger flights.

•

Expand our LifeMiles program to enhance our overall value. We believe our LifeMiles frequent flyer program enhances our brand recognition, strengthens our position in strategic markets and provides ancillary revenue opportunities. Our wholly-owned loyalty business unit operates our LifeMiles frequent flyer program and offers miles and loyalty services to program members and about 200 commercial partners. Sales from our loyalty business unit increased by approximately 40% from 2011 to 2012 and approximately 57% from the six months ended June 30, 2012 to the six months ended June 30, 2013. We intend to further enhance the program’s revenue growth by (1) increasing the number of active members, (2) increasing the accrual and redemption of miles per active member and (3) strengthening the network of commercial partners who allow their customers to earn LifeMiles, including by developing new co-branding and similar initiatives with hotel chains, car rental companies, banks, credit card companies and other airlines.

Corporate Information

Our resident agent executive offices are located at Aquilino de la Guardia Calle No. 8, Panama City, Republic of Panama, and our telephone number is (+507) 205-6000.

Recent Developments

We are in the process of preparing our results of operations for the quarter ended September 30, 2013. We expect that our consolidated financial statements for the third quarter will become available on or about November 14, 2013. Set forth below are our preliminary estimates of certain anticipated results of operations and operating data that, based on available information to date, we expect to report as of and for the nine months ended September 30, 2013.

We expect our operating revenue for the three months ended September 30, 2013 to increase approximately 7.0% to 8.0% compared to the third quarter of 2012. We also expect our Adjusted EBITDAR for the three months ended September 30, 2013 to increase between 10% and 15% compared to the third quarter of 2012, and as a result we expect our Adjusted EBITDAR Margin for the three months ended September 30, 2013 to increase approximately 50 to 130 basis points compared to the third quarter of 2012.

We expect our total passengers carried for the three months ended September 30, 2013 to increase approximately 2.7% to 3.7% compared to the third quarter of 2012. We also expect our available seats per kilometer (ASKs) for the three months ended September 30, 2013 to increase approximately 5.0% to 6.0% compared to the third quarter of 2012. As a result, we expect our load factor for the three months ended September 30, 2013 to be generally in line with our load factor of 81.8% for the third quarter of 2012.

The information presented above is preliminary and is based upon our estimates. This information does not constitute a statement of our financial or operating results, and is subject to further internal review by our management and compilation of actual results. We have provided only estimates of ranges for this information because our closing procedures for the quarter ended September 30, 2013 are not yet complete, and we have not generated data for the full quarter. Our management’s estimates are based upon monthly information currently available from our subsidiaries and business segments and extrapolation from that information. Although we currently expect that our results and operating data are likely to be within the ranges stated above, our actual results and operating data may differ materially from these preliminary estimates. All of the information presented above has been prepared by and is the responsibility of our management. Our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to such preliminary information. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to such information.

New aircraft deliveries. Since June 30, 2013, we have accepted delivery of three new aircraft, consisting of one Airbus A330F, one Airbus A319 and one ATR72. The three aircraft are owned. The Airbus A330F and the Airbus A319 were financed with debt and the ATR72 was purchased with cash but will be refinanced.

Indebtedness. Since June 30, 2013, we have incurred $105.3 million of new debt for aircraft and $2.6 million of additional debt. During the same period, we repaid $59.1 million of other debt. As a result, our total outstanding debt increased from $2,163.2 million on June 30, 2013 to $2,212.0 million as of the date of this prospectus.

Other. On October 8, 2013, we successfully concluded negotiations with our non-unionized Colombian pilots and reached an agreement to modify the terms of our voluntary benefits program with them. These non-unionized pilots represent approximately 57% of our pilots in Colombia. This agreement with the non-unionized Colombian pilots includes a system of variable compensation goals associated with productivity, fuel savings and on-time performance metrics. We estimate that this new compensation system will result in an approximately 11% increase in salaries for these pilots, which will be retroactive to March 2013, but if the variable compensation goals are achieved, we believe other cost savings will result that will contribute to offset the increased salary costs associated with such agreement.

Simultaneously with our negotiations with the non-unionized Colombian pilots, we offered the terms of such voluntary benefits program to the Colombian Association of Civil Aviators (ACDAC), which represents approximately 43% of our pilots in Colombia, in the context of our ongoing negotiation of the terms of a new collective bargaining agreement. On October 8, 2013, the Colombian Association of Civil Aviators (ACDAC) stepped aside and terminated negotiations with us. The prior collective bargaining agreement we had with the Colombian Association of Civil Aviators (ACDAC) expired in March 2013, so there is no active collective bargaining agreement between us and this union at this time. We have not been able to come to an agreement on terms of a collective bargaining agreement with this union to date and do not know when we will be able to do so or under what terms. The union will not have the ability to renegotiate the collective bargaining agreement again until

March 2014. Currently, the union pilots are compensated according to the terms of the expired collective bargaining agreement, but union pilots have the option of leaving the union and accepting the increased compensation under the voluntary benefits program available to our non-unionized Colombian pilots. The pilots in the Colombian Association of Civil Aviators (ACDAC) have continued to fly our aircraft but recently stopped following certain of our cost-saving and time-saving operating practices, adversely affecting our flight schedules and fuel costs. See “Risk Factors—Risks Relating to Our Company—Disputes relating to our labor practices and labor unions may result in a material adverse effect on our results of operations.”

Summary of the Offering

The following is a brief summary of the terms of this offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. For a more complete description of our offering, see “Description of Capital Stock” and “Description of American Depositary Shares” in this prospectus.

Issuer	Avianca Holdings S.A.

Selling shareholders	Synergy Aerospace Corp., Kingsland Holdings Limited, Inter Allied Holdings Two Corp. and A. Daniel Ratti.

Primary offering	We are offering 12,500,000 ADSs.

Secondary offering	The selling shareholders are offering 14,734,910 ADSs. Prior to offering their ADSs, certain of the selling shareholders will convert common shares into preferred shares at a one-to-one exchange ratio, as permitted by our articles of incorporation (Pacto Social). Synergy Aerospace Corp. is offering 880,421 ADSs (7,043,368 preferred shares), Kingsland Holdings Limited is offering 13,102,176 ADSs (34,817,411 preferred shares and 69,999,997 common shares converted into preferred shares), Inter Allied Holdings Two Corp. is offering 401,968 ADSs (415,744 preferred shares and 2,800,000 common shares converted into preferred shares) and Mr. Ratti is offering 350,345 ADSs (2,760 preferred shares and 2,800,000 common shares converted into preferred shares).

ADSs	Each ADS represents 8 preferred shares held by Fiduciaria Bancolombia S.A., as custodian of the depositary. The ADSs will be evidenced by American Depositary Receipts, or ADRs, issued under a deposit agreement among us, The Bank of New York Mellon, as depositary, and the holders of the ADSs.

Offering price	We expect the offering price will be between $17 and $20 per ADS (equivalent of approximately COP 3,996.9 and COP 4,702.3 per preferred share, based on the exchange rate on October 17, 2013).

Over-allotment option	Kingsland Holdings Limited has granted the underwriters the right to purchase up to an additional 4,085,236 ADSs (32,681,888 common shares converted into preferred shares) within 30 days of the date of this prospectus.

Use of proceeds	We estimate that our net proceeds from this offering, based on an assumed offering price of $18.50 per ADS (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting commissions and expenses, will be up to approximately $219.5 million.

We expect to use the net proceeds to finance our fleet modernization plan and to use the remainder for general corporate purposes. See “Use of Proceeds.”

We will not receive any of the net proceeds from the sale of ADS by the selling shareholders, including any sales by Kingsland pursuant to the over-allotment option.

Limited voting rights	Holders of our preferred shares will not be entitled to voting rights, except in limited circumstances. See “Description of Capital Stock—Common Shares” and “—Preferred Shares.”

Holders of ADSs evidencing our preferred shares will not have direct voting rights but may instruct the ADR depositary how to exercise such limited voting rights of the preferred shares underlying their ADSs under the circumstances described in the deposit agreement. See “Description of American Depositary Shares—Voting Rights.”

Liquidation preference	Upon liquidation, each holder of preferred shares, and consequently ADSs, will be entitled to a preferential reimbursement of its capital contribution (aporte) to us out of our surplus assets available for distribution to shareholders. This reimbursement, if any, is payable in Colombian pesos before any distribution or payment may be made to holders of our common shares. Amounts in Colombian pesos will be converted by the depositary into U.S. dollars and paid to the holders of ADSs, net of fees, expenses and any taxes. If, upon any liquidation, assets that are available for distribution among the holders of preferred shares and ADSs (in liquidation) are insufficient to pay in full their respective liquidation preferences, such assets will be distributed among those holders pro rata. See “Description of Capital Stock—Preferred Shares—Liquidation Preference.”

Dividend policy	Our shareholders have adopted a dividend policy that provides for the payment of annual dividends to the holders of our common and preferred shares equal to at least 15% of our annual distributable profits. “Annual distributable profits” are defined in our by-laws as our annual profits (after taxes), minus amounts used to offset losses of previous fiscal periods, minus amounts necessary to fund legal and other reserves, if any. See “Dividends and Dividend Policy.”

Minimum preferred dividend	Holders of the preferred shares and ADSs will be entitled to receive a minimum dividend to be paid preferentially over holders of common shares, so long as dividends have been declared by our shareholders at their annual meeting. If no dividends are declared, none of our shareholders will be entitled to any dividends. If dividends are declared and our annual distributable profits are sufficient to pay a dividend per share of at least COP 50 per share to all our holders of preferred and common shares, such profits will be paid equally with respect to our preferred and common shares. However, if our annual distributable profits are insufficient to pay a dividend of at least COP 50 per share to all our holders of preferred and common shares, a minimum preferred dividend of COP 50 per share will be distributed pro rata to the holders of our preferred shares, and any excess above such minimum preferred dividend will be distributed solely to holders of our common shares. See “Dividends and Dividend Policy” and “Description of Capital Stock—Preferred Shares—Minimum Preferred Dividend.”

Shares outstanding immediately following this offering	Our capital stock is divided into common and limited-voting preferred shares. Each share of our capital stock represents the same economic interest, except that the preferred shares are entitled to the preferences described under “Description of Capital Stock—Preferred Shares—Minimum Preferred Dividend” and “Dividends and Dividend Policy.”

Our outstanding capital stock immediately after completion of this offering (assuming no exercise of the underwriters’ overallotment option) will consist of:

•	common shares; and

•	preferred shares (including preferred shares in the form of ADSs).

Lock-ups	We, the selling shareholders and our directors and executive officers will enter into lock-up agreements with the underwriters of this offering under which neither we nor they may, subject to certain exceptions, directly or indirectly, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, or file a registration statement with the SEC under the U.S. Securities Act of 1933, as amended, or the Securities Act, or publicly disclose an intention to perform any such actions relating to any of our common shares, preferred shares, ADSs, or any securities convertible into or exercisable or exchangeable for any of our common shares, preferred shares or ADSs, without the prior written consent of the representatives of the underwriters. See “Underwriting.”

Depositary	The Bank of New York Mellon

Transfer Agent	Depósito Centralizado de Valores de Colombia—DECEVAL S.A., or Deceval

Listing and trading markets	Our ADSs have been authorized for listing on the New York Stock Exchange under the symbol “AVH”. Our preferred shares are listed on the Colombian Stock Exchange under the symbol “PFAVH”.

Certain fees and expenses	The depositary will charge any party depositing or withdrawing preferred shares or any party surrendering ADSs or to whom ADSs are issued certain fees, expenses and charges, such as expenses incurred by the depositary in the conversion of foreign currency pursuant to the deposit agreement, and a fee of $0.05 or less per each ADS (or portion thereof) issued or surrendered. See “Description of American Depositary Shares—Fees and Expenses.”

Risk factors	See “Risk Factors” beginning on page 20 and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ADSs.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	No exercise of the underwriters’ option to purchase up to 4,085,236 additional ADSs to cover over-allotments of ADSs, if any; and

•	The ADSs to be sold in this offering will be sold at $18.50, which is the midpoint of the range set forth on the cover page of this prospectus.

Summary Financial and Operating Data (IFRS)

The following tables present summary consolidated financial and operating data as of the dates and for the periods indicated. We prepare consolidated financial statements in accordance with IFRS in U.S. dollars. You should read this information in conjunction with our consolidated financial statements prepared in accordance with IFRS, together with the notes thereto, included in this prospectus, “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Results of Operations and Financial Condition.”

The summary consolidated financial information as of January 1, 2011 (the date of our transition to IFRS) and December 31, 2011 and 2012 and for the years ended December 31, 2011 and 2012 has been derived from our audited consolidated financial statements prepared in accordance with IFRS included in this prospectus. The summary consolidated financial information as of June 30, 2013 and for the six months ended June 30, 2012 and 2013 have been derived from our unaudited condensed consolidated financial statements prepared in accordance with IFRS included in this prospectus. Our results of operations for the six months ended June 30, 2013 are not necessarily indicative of our results to be expected for the year ended December 31, 2013 or for any other period.

On December 11, 2012, our board of directors approved our adoption of IFRS. We used a transition date of January 1, 2011, and therefore our consolidated financial statements as of and for the year ended December 31, 2012 were our first annual audited consolidated financial statements required to be prepared in accordance with IFRS. We have not prepared any financial information in accordance with IFRS as of or for any prior periods. For periods prior to 2012, we prepared our audited consolidated financial statements solely in accordance with Colombian GAAP.

IFRS 1—First-time Adoption of International Financial Reporting Standards governs the adoption of IFRS and first-time preparation of consolidated financial statements and provides for certain exceptions and exemptions. See Note 33 to our audited consolidated financial statements for a description of how the transition from Colombian GAAP to IFRS affected our reported financial position and financial performance as of and for the periods covered.

	As of June 30,	As of December 31,		As of January 1,
	2013	2012	2011	2011
	(Unaudited)
	(in US$ thousands)
BALANCE SHEET DATA
Assets
Current assets:
Cash and cash equivalents	$614,185	$402,997	$288,726	$274,171
Restricted cash	4,923	6,547	1,815	7,753
Available-for-sale securities	19,027	19,460	—	6,500
Accounts receivable, net of provision for doubtful accounts	319,648	202,962	186,353	161,349
Accounts receivable from related parties	30,301	29,427	7,836	9,716
Expendable spare parts and supplies, net of provision for obsolescence	51,954	48,796	45,235	48,079
Prepaid expenses	51,807	54,512	51,603	43,333
Assets held for sale	3,631	9,832	28,339	9,091
Deposits and other assets	70,944	105,028	295,609	194,102

Total current assets	1,166,420	879,561	905,516	754,094
Non-current assets:
Available-for-sale securities	11,168	13,165	30,052	25,123
Deposits and other assets	227,383	221,558	221,712	181,644
Accounts receivable, net of provision for doubtful accounts	69,041	64,540	41,755	34,950
Accounts receivable from related parties	22,644	24,001	56,167	55,890
Intangible assets	352,231	344,908	340,496	331,515
Deferred tax assets	34,699	73,644	70,513	76,693
Property and equipment, net	2,911,146	2,699,546	2,309,477	2,156,795

Total non-current assets	3,628,312	3,441,362	3,070,172	2,862,610

Total assets	$4,794,732	$4,320,923	$3,975,688	$3,616,704

	As of June 30,	As of December 31,		As of January 1,
	2013	2012	2011	2011
	(Unaudited)
	(in US$ thousands)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	$302,742	$282,145	$283,520	$285,000
Accounts payable	501,736	488,568	449,695	366,460
Accounts payable to related parties	5,544	7,309	13,746	2,909
Accrued expenses	146,792	181,802	119,235	101,674
Provisions for legal claims	7,568	7,903	11,060	43,021
Provisions for return conditions	—	7,598	10,987	10,939
Employee benefits	52,919	57,241	44,390	45,675
Air traffic liability	611,528	468,789	417,745	389,957
Other liabilities	21,218	29,470	38,333	40,914

Total current liabilities	1,650,047	1,530,825	1,388,711	1,286,549

Non-current liabilities:
Long-term debt	1,860,445	1,572,299	1,375,994	1,505,912
Accounts payable	2,734	3,041	19,596	35,052
Provisions for return conditions	72,785	59,297	57,792	27,807
Employee benefits	265,784	400,831	340,366	317,016
Deferred tax liabilities	8,077	2,528	2,134	1,008

Total non-current liabilities	2,209,825	2,037,996	1,795,882	1,886,795

Total liabilities	3,859,872	3,568,821	3,184,593	3,173,344

Equity:
Common stock	92,675	92,675	92,675	100,163
Preferred stock	19,448	19,473	19,988	—
Additional paid-in capital on common stock	263,178	263,178	263,178	284,444
Additional paid-in capital on preferred stock	269,598	270,061	279,112	—
Retained earnings	255,809	68,153	96,167	21,317
Revaluation and other reserve	25,418	25,418	27,059	25,510

Total equity attributable to the Company	926,126	738,958	778,179	431,434
Non-controlling interest	8,734	13,144	12,916	11,926

Total equity	934,860	752,102	791,095	443,360

Total liabilities and equity	$4,794,732	$4,320,923	$3,975,688	$3,616,704

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2013	2012	2012	2011
	(Unaudited)
	(in US$ thousands, except per share data)
INCOME STATEMENT DATA
Operating revenue:
Passenger	$1,843,562	$1,738,021	$3,550,559	$3,182,953
Cargo and other	379,550	340,705	719,097	611,475

Total operating revenue	2,223,112	2,078,726	4,269,656	3,794,428

Operating expenses:
Flight operations	40,940	42,054	84,774	79,934
Aircraft fuel	652,153	639,874	1,305,396	1,123,547
Ground operations	166,929	156,056	321,552	279,607
Aircraft rentals	140,546	132,444	255,566	214,861
Passenger services	68,244	63,733	132,823	115,049
Maintenance and repairs	103,256	107,194	222,705	228,280
Air traffic	88,673	84,559	169,650	177,407
Sales and marketing	309,798	291,568	522,645	500,822
General, administrative and other	112,445	86,957	206,666	184,700
Salaries, wages and benefits	335,780	316,932	644,901	561,331
Depreciation, amortization and impairment	66,338	63,485	122,080	126,507

Total operating expenses	2,085,102	1,984,856	3,988,758	3,592,045

Operating profit	138,010	93,870	280,898	202,383

Interest expense	(50,255)	(52,612)	(122,112)	(90,778)
Interest income	7,950	12,157	25,006	33,649
Derivative instruments	(5,861)	(14,152)	(24,042)	(3,164)
Foreign exchange	84,850	(73,675)	(56,788)	1,600

Profit (loss) before income tax	174,694	(34,412)	102,962	143,690
Total income tax expense	(27,188)	(11,265)	64,705	43,814

Net profit (loss) for the period	$147,506	$(45,677)	$38,257	$99,876
Net profit (loss) attributable to equity holders of the parent	153,850	(49,270)	35,141	98,886
Net profit (loss) attributable to non-controlling interest	(6,344)	3,593	3,116	990
Basic and diluted earnings per share (common and preferred)	0.16	(0.05)	0.04	0.11
Preferred share dividends per share (COP / US$)(1)	N/A	N/A	75/0.04	50/0.03
Weighted average of common shares used in computing earnings per share (thousands)	741,400	741,400	741,400	761,369
Weighted average of preferred shares used in computing earnings per share (thousands)	155,587	159,549	158,081	114,939

CASH FLOW DATA
Net cash provided by operating activities	$157,214	$135,938	$391,226	$330,312
Net cash (used in) provided by investing activities	(105,787)	86,622	(300,805)	(371,179)
Net cash provided by (used in) financing activities	143,083	(139,132)	16,744	57,001

OTHER FINANCIAL DATA
Adjusted EBITDAR(2)	$344,894	$289,799	$658,544	$543,751
Operating margin(3)	6.2%	4.5%	6.6%	5.3%
Adjusted EBITDAR margin(4)	15.5%	13.9%	15.4%	14.3%

	For the Six Months Ended June 30,		For the Year Ended December 31,		For the Eleven Months Ended December 31,
	2013	2012	2012	2011	2010(26)
OPERATING DATA (Unaudited)(5)(6)
Total passengers carried (in thousands)	11,924	10,911	23,093	20,455	16,061
Revenue passengers carried (in thousands)(7)	11,555	10,586	22,425	19,909	15,639
Revenue passenger kilometers (RPK) (in millions)(8)	14,995	13,813	29,072	26,368	21,065
Available seat kilometers (ASK) (in millions)(9)	18,858	17,624	36,545	33,136	26,463
Load factor(10)	79.5%	78.4%	79.6%	79.6%	79.6%
Block hours(11)	236,729	226,168	466,439	429,712	346,484
Average daily aircraft utilization(12)	10.0	10.1	10.2	9.9	9.3
Average one-way passenger fare	160	164	158	160	—
Yield(13)	12.3	12.6	12.2	12.1	—
Passenger revenue per ASK (PRASK)(14)	9.8	9.9	9.7	9.6	—
Operating revenue per ASK (RASK)(15)	11.8	11.8	11.7	11.5	—
Cost per ASK (CASK)(16)	11.1	11.3	10.9	10.8	—
CASK excluding fuel	7.6	7.6	7.3	7.4	—
Revenue ton kilometers (RTK)(17)	375	356	748	695	677
Available ton kilometers (ATK)(18)	654	588	1,198	1,087	974
Gallons of fuel consumed (in thousands)	200,225	187,614	388,066	350,122	300,703
Average price of jet fuel into plane (net of hedge) ($/gallon)	3.22	3.35	3.33	3.15	—
Average stage length (kilometers)(19)	1,008	1,030	1,056	1,063	1,030
On-time domestic departure(20)	75.2%	61.3%	66.4%	70.1%	72.5%
On-time international departure(21)	83.5%	78.3%	79.2%	79.3%	83.8%
Completion rate(22)	98.3%	97.8%	98.3%	98.3%	99.5%
Technical dispatch reliability(23)	99.5%	99.5%	99.5%	99.3%	99.1%
Departures	126,626	119,153	247,365	228,056	183,866
Average daily departures	703	658	678	627	552
Average number of aircraft(24)	131.7	124.2	125.7	119.8	112.3
Airports served at period end	98	96	98	110	103
Routes served at period end	159	167	169	168	156
Direct sales as % of total sales(25)	33.0%	32.3%	33.3%	32.1%	—
Full-time employees and cooperative members at period end	18,335	17,538	18,071	17,360	15,340
Revenue per full-time employee plus cooperative members ($)	121	119	236	219	—

(1)	Dividends of 75/0.04 COP/US$ per preferred share were declared and paid in March 2013 based on profits for the year 2012. Dividends of 50/0.03 COP/US$ per preferred share were declared and paid in March 2012 based on profits for the year 2011.
(2)	Adjusted EBITDAR represents our consolidated net profit for the year plus the sum of income tax expense, depreciation, amortization and impairment and aircraft rentals , minus interest expense, minus interest income, minus derivative instruments, minus foreign exchange. Adjusted EBITDAR is presented as supplemental information, because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, Adjusted EBITDAR should not be considered in isolation, as a substitute for net profit determined in accordance with IFRS or as a measure of a company’s profitability. In addition, our calculation of Adjusted EBITDAR may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to Adjusted EBITDAR for the specified periods:

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
Net profit (loss) for the year	147,506	(45,677)	$38,257	$99,876
Add: Income tax expense	27,188	11,265	64,705	43,814
Add: Depreciation, amortization and impairment	66,338	63,485	122,080	126,507
Add: Aircraft rentals	140,546	132,444	255,566	214,861
Minus: Interest expense	(50,255)	(52,612)	(122,112)	(90,778)
Minus: Interest income	7,950	12,157	25,006	33,649
Minus: Derivative instruments	(5,861)	(14,152)	(24,042)	(3,164)
Minus: Foreign exchange	84,850	(73,675)	(56,788)	1,600

Adjusted EBITDAR	$344,894	$289,799	$658,544	$543,751

(3)	Operating margin represents operating profit divided by total operating revenue.
(4)	Adjusted EBITDAR margin represents Adjusted EBITDAR divided by total operating revenue.
(5)	Operating data does not include cargo operations except for block hours, departures, average daily aircraft utilization, gallons of fuel consumed, average price of jet fuel into plane (net of hedge), average number of aircraft, full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members, RTK and ATK.
(6)	Operating data does not include regional operations in Central America except for airports served at period end, routes served, full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members.
(7)	Total number of paying passengers (excluding all passengers redeeming LifeMiles frequent flyer miles and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).
(8)	Revenue passenger kilometers (RPKs) represent the number of kilometers flown by scheduled revenue passengers.
(9)	Aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(10)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger kilometers by available seat kilometers.
(11)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.
(12)	Average number of block hours operated per day per average number of passenger aircraft.
(13)	Average amount (in U.S. cents) one passenger pays to fly one kilometer.
(14)	Passenger revenue (in U.S. cents) divided by the number of available seat kilometers.

(15)	“Operating revenue per available seat kilometer” (RASK) represents operating revenue (in U.S. cents) divided by available seat kilometers.
(16)	“Cost per available seat kilometer” (CASK) represents service rendering costs and operating expenses (in U.S. cents) divided by available seat kilometers.
(17)	“Revenue ton kilometers” (RTKs) represent the total cargo tonnage uplifted multiplied by the number of kilometers the cargo is flown.
(18)	“Available ton kilometers” (ATKs) represent cargo ton capacity multiplied by the number of kilometers the cargo is flown.
(19)	The average number of kilometers flown per flight.
(20)	Percentage of domestic scheduled flights that depart from the gate within 15 minutes of the scheduled departure time.
(21)	Percentage of international scheduled flights that depart from the gate within 15 minutes of the scheduled departure time.
(22)	Percentage of scheduled flights that arrive at the destination gate (other than flights cancelled with at least 48 hours’ notice).
(23)	Percentage of scheduled flights that are not delayed at departure more than 15 minutes or cancelled, in each case, due to technical problems.
(24)	Includes only aircraft in service.
(25)	Direct sales include sales from our ticket offices, our call centers, direct agents and our website.
(26)	Certain items of operating data are not available for the eleven months ended December 31, 2010 because we do not have audited financial information under IFRS available for any period prior to January 1, 2011, our transition date to IFRS. We present operating data for the eleven-month period ended December 31, 2010 because we became the parent company of Avianca and Taca on February 1, 2010 in connection with the combination of Avianca and Taca. As a result, our operating data for the eleven-month period ended December 31, 2010 is not directly comparable to our operating data for the full fiscal years ended December 31, 2011 and 2012. This lack of comparability is heightened by the fact that our business is seasonal, and January is typically one of our busiest months.

Summary Financial and Operating Data (Colombian GAAP)

The following tables present summary consolidated financial and operating data as of the dates and for the periods indicated. You should read this information in conjunction with our consolidated financial statements prepared in accordance with IFRS, together with the notes thereto, included in this prospectus, “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Results of Operations and Financial Condition.”

The summary consolidated financial information as of December 31, 2010, 2011 and 2012 and for the eleven-month period ended December 31, 2010 and the years ended December 31, 2011 and 2012 has been derived from our consolidated financial statements prepared in accordance with Colombian GAAP not included in this prospectus. Beginning January 1, 2013, we no longer report financial information in Colombian GAAP. See “Presentation of Financial and Other Information—Colombian GAAP Supplemental Financial Information.”

Colombian GAAP differs in certain significant respects from IFRS. We have included a description of certain significant measurement and recognition differences between Colombian GAAP and IFRS as applied to us in Note 33 to our consolidated financial statements.

We present financial information under Colombian GAAP for the eleven-month period ended December 31, 2010 because we became the parent company of Avianca and Taca on February 1, 2010 in connection with the combination of Avianca and Taca. We have no consolidated financial information prior to such date. As a result, our financial information for the eleven-month period ended December 31, 2010 is not directly comparable to our financial information for the full fiscal years ended December 31, 2011 and 2012. This lack of comparability is heightened by the fact that our business is seasonal, and January is typically one of our busiest months.

	As of December 31,
	2012	2012	2011	2010
	(in millions)
	(US$)	(COP)
BALANCE SHEET DATA
Assets:
Current assets:
Cash and cash equivalents	396	700,876	915,349	702,044
Investments, net	65	115,052	76,503	692
Debtors, net	444	785,186	502,647	497,900
Deposits, net	35	62,701	62,700	34,363
Inventories, net	50	88,565	92,309	64,606
Deferred assets, net	125	220,335	135,381	119,244
Other assets, net	4	6,239	5,800	—

Total current assets	1,119	1,978,954	1,790,689	1,418,849

Non-current assets:
Investments, net	17	29,912	60,605	63,169
Debtors, net	221	390,738	636,934	522,201
Deposits, net	179	315,710	326,157	352,331
Property and equipment, net	2,325	4,111,863	3,578,571	3,463,338
Intangible assets, net	389	688,456	571,901	596,354
Deferred charges, net	134	236,460	203,095	152,102
Other assets, net	22	38,972	90,311	41,013
Revaluations	101	178,173	259,385	355,247

Total non-current assets	3,388	5,990,284	5,726,959	5,545,755

Total assets	4,507	7,969,238	7,517,648	6,964,604

	As of December 31,
	2012	2012	2011	2010
	(in millions)
	(US$)	(COP)
Liabilities and equity:
Current liabilities:
Financial obligations	235	415,348	480,483	422,264
Suppliers	197	348,110	349,946	326,589
Accounts payable	192	338,702	350,954	297,790
Taxes, tax burden and rates	84	148,431	83,401	75,751
Employer obligations	96	170,618	156,491	137,171
Estimated liabilities and provisions	279	493,495	246,374	209,473
Unearned transportation income	357	630,801	633,035	730,370
Deferred income tax	20	34,697	24,226	—
Other liabilities	60	105,656	83,218	97,233

Total current liabilities	1,519	2,685,858	2,408,128	2,296,641

Non-current liabilities:
Financial obligations	1,314	2,322,982	2,193,394	2,424,824
Accounts payable	27	48,219	70,734	52,940
Taxes, tax burden and rates	7	12,777	24,098	—
Employer obligations	120	212,369	283,710	280,313
Estimated liabilities and provisions	22	39,551	184,774	167,015
Deferred income tax	30	53,780	32,954	34,947
Bonds	283	500,000	500,000	511,386

Total non-current liabilities	1,804	3,189,678	3,289,664	3,471,425

Total liabilities	3,323	5,875,536	5,697,792	5,768,066
Equity	1,177	2,080,401	1,801,601	1,185,355
Minority interest	8	13,301	18,255	11,183

Total liabilities and equity	4,507	7,969,238	7,517,648	6,964,604

	For the Year Ended December 31,			For the Eleven Months Ended December 31,
	2012	2012	2011	2010
	(in millions)
	(US$)		(COP)
INCOME STATEMENT DATA
Operating income:
Passenger revenue	3,733	6,599,851	6,188,904	4,521,399
Cargo and courier services	486	859,796	716,554	622,018
Related activities	107	189,175	159,325	178,184

Total gross operating income	4,326	7,648,822	7,064,783	5,321,601
Service rendering costs:
Fuel	1,327	2,347,145	2,079,747	1,315,284
Salaries, social security and other	487	861,834	775,107	589,380
Airport facilities and other	383	677,147	627,177	527,416
Leases of flight equipment and other	293	517,950	466,483	337,375
Professional fees, general services and other	198	350,329	334,701	286,493
Depreciation, amortization and provision	170	300,868	377,133	357,992
Maintenance of flight and aircraft equipment	202	356,759	320,784	276,718
Passenger services	138	244,881	221,118	62,147
Insurance policies	22	38,533	45,105	39,125

Total service rendering costs	3,221	5,695,446	5,247,355	3,791,930
Gross profit	1,105	1,953,376	1,817,428	1,529,671
Operating expenses:
Selling	564	998,048	922,367	823,757
Administrative	254	448,293	373,211	285,065

Total operating expenses	818	1,446,341	1,295,578	1,108,822
Operating profit	287	507,035	521,850	420,849
Retirement pension plans	18	32,481	74,969	33,619

Operating profit after retirement pension plans	268	474,554	446,881	387,230
Non-operating income:
Profits from sales of assets, recoveries and other, net	143	252,547	161,761	59,532
Foreign exchange differences, net	17	30,175	(5,349)	36,480
Finance income—interest and other	23	40,346	37,010	28,620
Other non-operating income	—	—	—	12,818

Total non-operating income	183	323,068	193,422	137,450
Non-operating expenses:
Finance expenses—interest and commissions	142	250,454	272,630	296,820
Other non-operating expenses	60	106,634	81,178	63,024

Total non-operating expenses	202	357,088	353,808	359,844
Profit before income taxes and minority interest	249	440,534	286,495	164,836
Taxes:
Current income tax	49	86,700	53,866	11,449
Deferred income tax	(1)	(1,223)	24,247	44,723

Income tax	48	85,477	78,113	56,172
Profit before minority interest	201	355,057	208,382	108,664
Minority interest	(2)	(3,373)	(6,165)	1,368

Net profit for the period	199	351,684	202,217	110,032

	For the Year Ended December 31,			For the Eleven Months Ended December 31,
	2012	2012	2011	2010
	(in millions)
	(US$)		(COP)
CASH FLOW DATA
Net cash provided by operating activities	401	720,367	504,316	602,160
Net cash (used in) investing activities	(573)	(1,030,865)	(396,270)	(759,461)
Net cash provided by financing activities	53	96,025	105,259	221,774

OTHER FINANCIAL DATA
Operating profit	287	507,035	521,850	420,849
Adjusted EBITDAR(1)	750	1,325,853	1,365,466	1,116,216
Operating margin(2)	6.6%	6.6%	7.4%	7.9%
Adjusted EBITDAR margin(3)	17.3%	17.3%	19.3%	21.0%
Weighted average shares used in computing net profit per share	901,307,920	901,307,920	876,307,920	100,163,490
Net profit per share	0.2	390	231	1,099

(1)	Adjusted EBITDAR represents our consolidated net income plus the sum of income taxes, non-operating expenses, pension plans, depreciation, amortization and provision and lease of flight equipment and other minus non-operating income and minority interest. Adjusted EBITDAR is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, Adjusted EBITDAR should not be considered in isolation, as a substitute for net income prepared in accordance with Colombian GAAP or IFRS or as a measure of a company’s profitability. In addition, our calculation of Adjusted EBITDAR may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to Adjusted EBITDAR for the specified periods:

	Year Ended December 31,			Eleven Months Ended December 31,
	2012	2012	2011	2010
	(in millions)
	(US$)		(COP)
Net profit for the period	199	351,684	202,217	110,032
Add: Income taxes	48	85,477	78,113	56,172
Add: Non-operating expenses(a)	202	357,088	353,808	359,844
Add: Pension plans	18	32,481	74,969	33,619
Add: Depreciation, amortization and provision	170	300,868	377,133	357,992
Add: Leases of flight equipment and other	293	517,950	466,483	337,375
Minus: Non-operating income(a)	183	323,068	193,422	137,450
Minus: Minority interest	(2)	(3,373)	(6,165)	1,368

Adjusted EBITDAR	750	1,325,853	1,365,466	1,116,216

(a)	Under Colombian GAAP non operating expenses and non operating income includes interest expense, interest income, derivative instruments and foreign exchange IFRS categories.

(2)	Operating margin represents operating profit divided by gross operating income.
(3)	Adjusted EBITDAR margin represents Adjusted EBITDAR divided by gross operating income.

RISK FACTORS

An investment in the ADSs involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of the ADSs could decline due to any of these risks, and you may lose all or part of your investment. The risks described below are those known to us that we currently believe may materially affect us.

Risks Relating to Our Company

Our recent growth and profitability may not be sustainable.

Since our February 1, 2010 combination of Avianca and Taca, we have grown significantly and have been profitable. Since that date, we have benefited from favorable external circumstances that may not continue, including, among others, growth in the overall market for air travel in Latin America and favorable political and economic conditions in Colombia, Peru and much of Central America. Prospective investors should understand that our future results of operations are subject to significant uncertainties, and that our past results (and improvements in market share) may not be indicative of our future performance.

We seek to continue to grow by expanding our service to new markets and by increasing the frequency of our flights to some of the markets we currently serve. We cannot assure you, however, that any such future growth will improve our overall profitability. When we commence a new route, our load factors tend to be lower than those on our established routes, and our advertising and other promotional costs tend to be higher, which may result in initial losses that would have a negative impact on our consolidated results of operations as well as require a substantial amount of cash to fund. We also periodically offer special promotional fares, particularly in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect.

Our growth and profitability depend on the number of markets we serve and our flight frequencies, which in turn depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. According to ALTA, air travel in Latin America grew at rates of 13.5%, 5.4%, 8.2% and 7.0% in 2010, 2011, 2012 and the six months ended June 30, 2013, respectively. We cannot give you any assurance that this growth will continue in the future or that any new markets we enter will provide passenger traffic that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to carry more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots and obtain additional slots, could constrain the expansion of our operations. In light of these factors, we cannot assure you that we will be able to successfully establish new markets or expand our existing markets, and our failure to do so could harm our business and results of operations, as well as the value of the ADSs.

We may not be able to achieve all the anticipated benefits of the combination of Avianca and Taca.

We became the parent company of Avianca and Taca in February 2010 in connection with the combination of Avianca and Taca, two large and complex airlines that had previously operated as competitors. The success of the combination of Avianca and Taca depends in large part on our ability to achieve anticipated synergies from the streamlining of operations and personnel, increased economies of scale, new product and service offerings and organic growth. To date, we have focused primarily on the initial phase of our integration, which consists of the commercial integration of our fleets, networks and certain revenue management practices, but we still face challenges in implementing the second phase of operational integration, which focuses on achieving improved operating efficiencies from synergies and economies of scale. There is a risk that we may not be able to complete this integration in a manner that achieves the revenue synergies, cost savings and growth opportunities in the time, manner or amounts that we seek, if at all.

Challenges we face in the ongoing integration process include, among others, the following:

•	integrating differing customer service practices and corporate cultures in order to provide a unified and superior client experience in each of the jurisdictions in which we now operate;

•	integrating our network and various hubs and focus markets to optimize our network coverage and service offerings across the region;

•	integrating and simplifying our fleet to optimize aircraft utilization and related operating expenses, including consolidating multi-jurisdictional maintenance and regulatory compliance costs;

•	streamlining human resources and differing management structures while retaining highly qualified personnel;

•	integrating different accounting, information technology and management systems;

•	maintaining customer loyalty while consolidating our frequent flyer and other loyalty programs and repositioning our brand and promotional efforts; and

•

encountering unforeseen expenses, delays or liabilities that could exceed the savings that we seek to achieve from the elimination of duplicative expenses and the realization of greater efficiencies from increased scale and market integration, other efficiencies and cost savings.

In addition, the integration process itself presents significant management challenges and is time consuming and disruptive, as it requires coordination of geographically diverse organizations. As a result, the integration process may divert our management’s attention from the day-to-day operation of our core businesses. Any such diversion could adversely affect our ability to maintain good relations with our customers, suppliers, employees, regulators and other constituencies or otherwise adversely affect our businesses, financial condition, results of operations and or business prospects.

In order to achieve the anticipated benefits of the combination of Avianca and Taca, the operations of both companies will need to continue to be reorganized, and their resources will need to be combined in a timely and efficient manner. We cannot assure you that we will be able to do so as anticipated. If we fail to implement the integration effectively and within the time frame currently contemplated, or if for any other reason the anticipated revenue synergies, cost savings and growth opportunities fail to materialize, our business, financial condition, results of operation and business prospects could be materially and adversely affected.

If our new aircraft are not delivered or placed into service on time, our competitive position and results of operations are likely to be harmed.

We have entered into several agreements to acquire up to 68 Airbus, 15 Boeing and 15 ATR aircraft for delivery between the second half of 2013 and 2019. The timely delivery of these new aircraft by Airbus and Boeing is subject to a number of uncertainties including (i) the fact that Airbus, Boeing or ATR may be unable or unwilling to fulfill its contractual delivery obligations as a result of production capacity constraints or otherwise, (ii) the aircraft delivered to us may encounter unexpected safety or other operational problems and could be grounded, such as the recent worldwide grounding of 787 Dreamliners operated by other airlines and (iii) our inability to obtain necessary aircraft financing for any reason.

Even if our new aircraft are delivered on time, certain additional risks may delay our ability to put them into service immediately, including:

•	difficulties or delays in obtaining the necessary certifications from the aviation regulatory authorities of the countries to which we fly;

•

difficulties in obtaining the required documentation to complete the registration of the aircraft before the Colombian National Aviation Registry (Registro Aeronáutico Nacional) kept by the Colombian Civil Aviation Authority;

•

difficulties in the process of reporting the entrance and import of the aircraft into Colombia and in obtaining the approval of surety bonds to assure the payment of the applicable custom taxes from the Colombian Customs Authority (Dirección de Impuestos y Aduanas Nacionales—DIAN);

•	difficulties in obtaining parts and other buyer-furnished equipment (such as in-flight entertainment systems); and

•	the failure of the new aircraft and their components to comply with agreed specifications and performance standards.

These and other such risks may significantly delay our ability to implement the critically important continuing modernization of our passenger and cargo fleet. While our jet passenger operative fleet had an average age of 4.9 years as of June 30, 2013, our total operative fleet had an average age (including both jet and turboprop aircraft) of approximately 6.6 years. Our ability to remain competitive and to achieve improvements in operating efficiencies is heavily dependent on the prompt modernization of our fleet, and any disruptions of, or delays in, our proposed modernization program may significantly harm our business by eroding our competitive position, delaying our ability to reduce operating costs and complicating our ability to retire our older aircraft on schedule.

Underperformance of any new aircraft that we have ordered from Airbus, Boeing and ATR may adversely impact our operations and financial results.

We expect the introduction of our new Airbus, Boeing and ATR aircraft will increase fuel efficiency and crew productivity, lower training costs and lead to higher operational efficiency and flexibility. However, these aircraft may not perform as expected, and their introduction may not result in the aforementioned benefits, which we expect to help offset the increased costs associated with their purchase. Although our agreements with Airbus, Boeing and ATR would permit us to receive compensation under certain circumstances should these aircraft fail to meet their agreed specifications, we can offer no assurance that these amounts would fully compensate us for the loss of the anticipated benefits of these new aircraft. The incurrence of the additional financing costs to purchase these aircraft without achieving the related increase in efficiency and cost reductions could have a negative impact on our business, operations and financial performance.

Integration of new aircraft into our fleet may be costly in terms of financial and human resources.

We currently expect to integrate approximately 98 new aircraft into our fleet between the second half of 2013 and 2019 and may exercise purchase rights for additional new aircraft. We may experience difficulties in integrating these new aircraft into our fleet. In addition, we face risks in integrating new types of aircraft into our existing infrastructure and operations, including, among other things, the additional costs, resources, space, personnel and time needed to hire and train new pilots, technicians and other skilled support personnel. We may also face significant difficulties selling the aircraft we own in a short period of time at favorable prices and returning our leased aircraft and engines on reasonable terms due to rigorous pre-return inspections by the lessors, which can lead to lengthy and costly negotiations during which we are obliged to continue making lease payments for unutilized equipment. Our failure to integrate these newly purchased aircraft into our fleet as planned might require us to seek extensions of the terms for some leased aircraft. Such unanticipated extensions may require us to operate existing aircraft beyond the point at which it is economically optimal to retire them, resulting in increased maintenance costs. If new aircraft orders are not filled on a timely basis, we could face higher monthly rental rates. We also have a large inventory of spare parts and components for our current fleet and we may not be able to sell this inventory at favorable prices.

We may not be able to obtain the capital we need to finance our growth and modernization strategy.

We seek to implement our growth and modernization strategy by providing new service and increased frequencies to markets where we believe demand for air travel exceeds availability of flights, replacing our existing fleet with a new fleet and expanding our cargo activities, among other capital-intensive initiatives. The majority of our aircraft are subject to favorable long-term operating leases or are financed on favorable terms. We may be unable to obtain similarly favorable financing for our new fleet. In addition to the proceeds of this offering, we intend to rely upon internally-generated cash from our operations and additional debt financing in the domestic and international capital markets to fund our growth and modernization strategy. There can be no assurance, however, that we will be able to generate sufficient cash flow from operations or obtain sufficient funds from external sources with favorable financing terms. Failure to generate sufficient cash flow or to obtain such financing could result in us paying higher financing rates or being unable to accept delivery of the new aircraft, which may result in defaults under our aircraft purchase contracts with Airbus, Boeing and ATR or in the delay or abandonment of some or all of our planned expenditures, which, in turn, could adversely affect our competitive position and our business, financial condition, results of operations, cash flows and prospects.

We have significant financing costs and expect to incur additional financing costs as we modernize our fleet.

We have substantial and increasing fixed financial costs in connection with our aircraft financing obligations. As of December 31, 2012 and June 30, 2013, respectively, we had $1,854.4 million and $2,163.2 million of total debt outstanding. Our interest expense was $122.1 million in 2012 and $50.3 million for the six months ended June 30, 2013. For the year ended December 31, 2012 and the six months ended June 30, 2013, our aircraft rental expense under aircraft operating leases aggregated $255.6 million and $140.5 million, respectively, and our facility rental costs aggregated more than $17.8 million and $9.0 million, respectively. In addition, we have entered into agreements to acquire up to 68 Airbus, 15 Boeing and 15 ATR aircraft for delivery between the second half of 2013 and 2019, which will require significant additional financing costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Commitments and Contractual Obligations” for information on the magnitude of such financial commitments.

A high level of leverage may have significant negative effects on our future operations, including:

•	impairing our ability to obtain additional financing in the future (or to obtain such financing on acceptable terms) for working capital, capital expenditures, acquisitions or other important needs;

•

requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which could impair our liquidity and reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other important needs;

•	increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and

•

limiting our ability to adjust to rapidly changing conditions in the market or the airline industry, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or business than our competitors with less debt.

If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on our business, financial condition and results of operations.

We have significant off-balance sheet arrangements.

We have significant off-balance sheet arrangements, which must be taken in to account in evaluating our overall level of leverage and financial health. As of December 31, 2012 and June 30, 2013, we had $984.2 million and $1,017.5 million, respectively, of off-balance sheet arrangements, primarily related to obligations under our operating leases for aircraft in our fleet. See “Management’s Discussion and Analysis of Financial

Condition and Results of Operations—Liquidity and Capital Resources—Off-Balance Sheet Arrangements.” The amount of these off-balance sheet arrangements may grow in the future as we incorporate new aircraft into our fleet under our fleet modernization plan, many of which could be through operating leases.

Our existing debt and lease financing arrangements contain restrictive covenants and events of default that impose significant operating and financial restrictions on us. Certain of our subsidiaries were not in compliance with certain debt covenants as of December 31, 2012.

Several of our financing arrangements and several aircraft leases contain a number of covenants and restrictions including limits on our ability and our subsidiaries’ ability to incur additional debt and make certain investments. Some of these covenants require that we comply with specified financial ratios and other financial and operating tests. Our access to certain borrowings under our financing arrangements is conditioned upon our maintenance of minimum debt service coverage and capitalization ratios and a maximum leverage ratio. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt and Other Financing Agreements.”

Complying with these covenants may cause us to take actions that make it more difficult to successfully execute our business strategy and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to renew certain of our loans.

Our subsidiary, Avianca, is required to maintain compliance with certain financial covenants under a loan agreement with the IFC. As of June 30, 2013, Avianca did not comply with the adjusted debt to tangible net worth covenant (which, if not waived, is required to be less than 5.0 to 1 but as of June 30, 2013 was 7.95 to 1), but IFC granted a waiver for this noncompliance. Our subsidiary, Taca, is required to maintain compliance with certain financial covenants (including a leverage ratio) under a credit agreement that Taca International (as defined below) has with Banco Davivienda. As of June 30, 2013, Taca did not comply with the leverage ratio (which, if not waived, is required to be less than 6.0 to 1 but as of June 30, 2013 was 7.51 to 1), but a waiver for this noncompliance was obtained on May 15, 2013. We cannot give you any assurance that we will be able to obtain waivers for any future or continuing failures to meet financial covenants or that our lenders will not take action to declare defaults our accelerate the repayment of our debt as a result of such failures.

We recently began preparing our financial statements in accordance with IFRS and, as a result, our available financial data is limited.

As of December 11, 2012, our board of directors approved the adoption of IFRS. We used a transition date of January 1, 2011, and as a result our consolidated financial statements as of and for the year ended December 31, 2012 were our first annual audited consolidated financial statements required to be prepared in accordance with IFRS. We have not prepared any financial information in accordance with IFRS for any prior periods. This makes it more difficult for you to compare our consolidated results of operations for prior years to our results of operations for the two most recent years and to discern trends that would otherwise be more apparent if we were to present financial information in accordance with IFRS for years prior to 2012. The lack of financial information from which to draw comparisons of our financial data may make it difficult for you to gain a full and accurate understanding of trends affecting our results of operations, financial condition and business prospects.

Our maintenance costs will increase as our fleet ages.

Because the average age of our operative fleet was approximately 6.6 years as of June 30, 2013, our fleet requires less maintenance now than it will in the future. As of June 30, 2013, our jet passenger operative fleet had an average age of 4.9 years, our cargo operative fleet had an average age 9.5 years and our turboprop operative fleet had an average age of 13.7 years. We have incurred a low level of maintenance expenses in recent years because most of the parts on our aircraft were still covered under multi-year warranties. Our maintenance costs can be expected to increase significantly, both on an absolute basis and as a percentage of our operating expenses, if our fleet ages and such fleet is not replaced or the warranties covering such fleet expire and are not renewed.

We depend on strategic alliances or commercial relationships, such as our membership in Star Alliance, in many of the countries in which we operate and our business may suffer if any of our strategic alliances or commercial relationships terminate.

In many of the jurisdictions in which we operate, we have found it in our interest to maintain a number of alliances and other commercial relationships. We depend on these alliances or commercial relationships to enhance our network and, in some cases, to offer our customers services that we could not otherwise offer. If any of our strategic alliances or commercial relationships, in particular with Star Alliance, deteriorates, or any of these agreements are terminated, our business, financial condition and results of operations could be negatively affected.

We depend on a limited number of suppliers for our aircraft and engines.

One of the elements of our business strategy is to save costs by operating a simplified fleet. At June 30, 2013, 112 of the 166 aircraft that comprised our total fleet (including eight aircraft we lease or sublease to an entity indirectly controlled by José Efromovich, Ocean Air Linhas Aereas S.A., which conducts business under the trade name Avianca Brazil, or OceanAir, and seven inactive aircraft) were Airbus. Our jet fleet also includes 12 Embraer aircraft, and we have also entered into agreements to acquire up to 15 Boeing 787 Dreamliners, to implement our long-haul strategy. We are also in the process of replacing our regional turboprop fleet of Fokker 50s and Cessna 42s with 15 new ATR72s to be delivered between the second half of 2013 and 2015. As a result, we are vulnerable to significant problems associated with the Airbus, Embraer, Boeing or ATR aircraft or the engines that power them, including design defects, mechanical problems, contractual performance by the manufacturers or adverse perception by the public that would result in customer avoidance or in actions by the FAA or other regulators resulting in a reduced ability to operate our aircraft. The 787 Dreamliner has experienced a number of high-profile incidents, including a battery overheating incident that led the FAA and other international aviation authorities to ground the airplanes from January to April 2013.

If any of Airbus, Embraer, Boeing or ATR or the manufacturers of the engines that power them were unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engine. If we have to lease or purchase aircraft from another supplier, we could lose the benefits we derive from our current fleet composition. We cannot assure you that any replacement aircraft would have the same operating advantages as the Airbus, Embraer, Boeing or the ATR aircraft that currently comprise our fleet that would be replaced or that we could lease or purchase engines that would be as reliable and efficient as the engines that currently power them. We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities. Our operations could also be harmed by the failure or inability of Airbus, Embraer, Boeing or ATR or the manufacturers of our engines to provide sufficient parts or related support services on a timely basis.

Our business would be significantly harmed if a design defect or mechanical problem with any of the types of aircraft that we operate were discovered that would ground any of our aircraft while the defect or problem was corrected, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design problems. Our business would also be significantly harmed if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft. Carriers that operate a more diversified fleet are better positioned than we are to manage such events.

We are dependent on our hub at Bogotá’s El Dorado International Airport.

Our business is heavily dependent on our operations at our Bogotá hub consisting of El Dorado International Airport and Puente Aéreo. During the first half of 2013, approximately 74% of our domestic flights and approximately 30% of our total international flights either departed from or arrived at our Bogotá hub. As a result, any significant interruption or disruption in service at El Dorado International Airport, or any other condition adversely affecting the international competitiveness of the Bogotá hub, could have a serious impact on our business, financial condition and operating results.

The hub-and-spoke structure of many of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. El Dorado International Airport currently faces significant traffic congestion due to aircraft-flow management problems. At the present time, El Dorado International Airport handles approximately 40 hourly departures under favorable weather conditions. IATA is currently providing advisory services to the Colombian Civil Aviation Authority to improve overall runway capacity and ground movement patterns at El Dorado International Airport, but we cannot give any assurance that IATA’s solutions will in fact be implemented as planned, or that, if implemented, they will be successful in alleviating the current congestion.

If the current congestion problems at El Dorado International Airport are not resolved promptly, this will likely constrain significantly our ability to grow and adversely affect our ability to maintain the competitiveness of our business model. Delays inconvenience passengers, reduce aircraft utilization and increase costs, all of which negatively affect our profitability. During periods of fog, rain, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Cancellations or delays due to weather conditions, traffic control problems and breaches in security could harm our operating results and financial condition. In addition, the number of gates at El Dorado International Airport need to be increased to accommodate demand, which currently exceeds the airport’s capacity, but it has not yet defined how and when the Colombian government is going to address the airport’s infrastructure constraints. If these infrastructure constraints are not resolved on a timely basis, they can be expected to constrain our growth opportunities and adversely affect our results of operations.

We are in the process of incorporating new information technology systems, the phase-in of which may have a negative impact on our service and operating standards.

We are in the process of incorporating new information technology systems to improve our maintenance, flight operations, enterprise resource planning, human resource management and back office functions. Although we seek to implement our new flight operations systems by late 2013 and our other new maintenance, enterprise resource planning, human resource management systems by 2014, we cannot assure you we will be able to do so. Our incorporation of these new systems was intended to help us increase revenue, reduce costs, enhance customer satisfaction and increase operating efficiencies, however, these new systems may not deliver the benefits we seek. In addition, in the short term, the phase-in of these new systems may result in lower service and operating performance, which could adversely affect how our customers perceive us. Also, in transitioning to new systems, we may lose data or experience interruptions in service, which could harm our business.

We face significant challenges which may limit our ability to grow our cargo business.

Our cargo business is highly sensitive to macroeconomic conditions and to significant competitive pressures. The air cargo business is generally volatile and reacts quickly and often disproportionately to changes in economic conditions. For example, a decrease of a certain percentage in GDP or consumer demand often results in a disproportionately larger decrease in demand for air cargo services, as cargo customers elect to suspend restocking orders and reduce existing inventories and/or to use cheaper forms of transportation for their goods.

Our cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as fresh flowers from Ecuador and Colombia. Events that negatively affect the production or trade of these goods may adversely affect the volume of goods that we transport and may have a significant impact on our results of operations. Some of our cargo products are sensitive to foreign exchange rates, and therefore traffic volumes could be impacted by the appreciation or depreciation of local currencies. As a result of the foregoing factors, most of which are beyond our control, we may not be able to expand our cargo business and our inability to do so could adversely affect our business, financial condition and results of operations.

We rely on third parties to provide us with parts and services.

We have entered into agreements with, and depend upon, a number of suppliers for our parts and engines. We also have entered into agreements with third-party contractors to provide us with call-center services, catering, ground handling, cargo and baggage handling and “below the wing” aircraft services. It is our general policy that our agreements with suppliers and third-party contractors are subject to termination on short notice. The termination of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide essential supplies and services on our behalf gives us less control over the costs, efficiency, timeliness and quality of those supplies and services. We expect to be dependent on such agreements for the foreseeable future, and, if we enter any new market, we will need to enter into additional similar agreements.

Our business is subject to extensive regulation and bilateral treaties, which may restrict our growth or ability to operate in certain jurisdictions.

Our business, financial condition and results of operations could be adversely affected if we fail to maintain the required governmental authorizations in the various jurisdictions where we operate necessary for our operations. In order to maintain the necessary authorizations issued by the different civil aviation authorities in jurisdictions where we operate, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. We cannot predict or control any actions that the civil aviation authorities or other aviation regulators may take in the future, which could include restricting our operations or imposing new and costly regulations.

We are also subject to international bilateral air transport agreements that provide for the exchange of air traffic rights between the different countries, and we must obtain permission from applicable governments to provide service to international destinations. Bilateral aviation agreements as well as local aviation approvals frequently involve political and other considerations beyond our control. We cannot give you any assurance that existing bilateral agreements among the countries in which we are based and to which we fly, and permits from local and foreign governments, will continue, or that we will be able to obtain more traffic rights to accommodate our future expansion plans.

In addition, certain of the bilateral air transport agreements, including, among others, agreements of Colombia with Bolivia, Ecuador, Peru, Panama, Chile, Argentina, the Dominican Republic, Cuba, the Netherlands and Costa Rica contain the requirement that our relevant operating subsidiaries must be incorporated and have their principal domicile, management, operations, technical maintenance and offices in certain designated countries. Also, all of the agreements negotiated by El Salvador, (except for the agreements with Ecuador, Colombia, Emirates, Qatar and Chile) contain a clause that our airline in El Salvador (Taca International) remains substantially owned and effectively controlled by Salvadoran nationals. A substantial part of the agreements negotiated by Costa Rica also contain ownership and control requirements.

Other bilateral air transport agreements, including, among others, agreements with the United States, Brazil and Mexico, contain requirements that we remain substantially owned and effectively controlled by a national governmental entity or its nationals. We cannot assure you that national citizens, directly or indirectly, will continue to own and control a majority of our capital stock indefinitely. For example, if for any reason Germán Efromovich, José Efromovich and/or Roberto Kriete, who each have different citizenships and are the beneficial owners of approximately 99.3% of our common stock, cease to have substantial ownership of our capital stock, or the effective control of our management and operations ceases to be exercised by nationals, or if we fail to continue to have our corporate domicile, administrative headquarters, and our base of operations within each territory, we may no longer comply with the requirements of bilateral agreements and, as a result, our route and landing rights in a number of important countries may be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. A modification, suspension or revocation of one or more bilateral agreements and other permission from applicable foreign governments could have a material adverse effect on our business, financial condition and results of operations. See “Regulation.”

As of June 30, 2013, approximately 70% of our total fleet was U.S.-registered. The U.S. Federal Aviation Administration, or FAA, and the European Aviation Safety Agency, or EASA, are our most significant foreign government regulators. For example, the FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements, which apply to our U.S.-registered aircraft, cover, among other things, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue incurring expenses to comply with these and other international government regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations. Additional new regulations continue to be regularly implemented by various U.S. and European agencies, including, among others, the U.S. Transportation Safety Administration, or TSA, and the U.S. Drug Enforcement Agency. We cannot assure you that the laws and regulations of the jurisdictions to which we fly (including, without limitation, immigration and security regulations, which directly affect passengers) will not change or that new laws adverse to us will not be enacted, and any such events may adversely affect our business, financial condition and results of operations.

Our reputation and financial condition would be harmed in the event of an accident or major incident involving our aircraft or aircraft of the types we use.

Between 1988 and 1993 Avianca had four serious accidents involving significant fatalities. More recently, in 2008, one of Taca’s aircraft had an accident involving five fatalities after landing in Tegucigalpa, Honduras. An accident or major incident in the future involving one of our aircraft could result in significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent removal from service.

We are required by our creditors and the lessors of our aircraft under our operating lease agreements to carry liability insurance, but the amount of such liability insurance coverage may not be adequate, and we may be forced to bear substantial losses in the event of any future incident. Our insurance premiums may also increase significantly due to an accident or incident affecting one of our aircraft. Substantial claims resulting from an accident in excess of our related insurance coverage or increased premiums would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause the public to perceive us as less safe or reliable than other airlines, which could materially and adversely affect our results of operations and business prospects. Our business would also be significantly harmed if the public were to avoid flying with us due to an adverse perception of an aircraft type, safety concerns or other problems, whether real or perceived, or in the event of an accident involving an aircraft of a type that we operate.

We are subject to litigation that could negatively affect our profitability and cash flow or have a material adverse effect on our business, financial condition or results of operations.

Our future profitability and cash flows could be affected by an adverse ruling in any of the potentially significant lawsuits currently pending against us or that may be filed against us in the future. We cannot give you any assurance that we will be successful in any of such lawsuits.

Some of our subsidiaries are currently defendants to several lawsuits of a civil, commercial or labor nature originating from alleged acts or omissions related to their activities as carriers or as employers, with varying claims for damages on legal and contractual bases, including the Valórem arbitration involving Avianca’s former controlling shareholder. See “Business—Litigation” and “Note 21—Provisions for legal claims” to our unaudited financial statements as of and for the six months ended June 30, 2013.

Additionally, there are several proceedings in which our subsidiaries are plaintiffs demanding that certain decisions of administrative authorities be declared null. In the event that our subsidiaries do not prevail in such proceedings, not only will the decisions of the authorities remain effective, but our subsidiaries may also be required to pay penalties, sanctions or other additional amounts.

Additionally, some tax returns filed on time with the different authorities are pending review in accordance with the applicable statute of limitations. The auditing of those tax returns may result in additional taxes, or interest, or penalties which could give rise to administrative proceedings with applicable authorities. Our business also makes us and our subsidiaries subject to potential lawsuits which have not yet materialized, but in the future could negatively impact our business.

Failure to comply with applicable environmental regulations could adversely affect our business and reputation.

Our operations are covered by environmental regulations at the local and national levels, in our hubs, focus markets and in foreign countries. These regulations cover, among other things, emissions into the atmosphere, disposal of solid waste and aqueous effluents, management and disposal of hazardous wastes, aircraft noise and other activities incident to our business. Future operations and financial results may vary as a result of such regulations. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and adversely affect our operations and financial results. In addition, failure to comply with these regulations could adversely affect us in a variety of other ways, including adverse effects on our reputation. Remediation obligations can result in significant costs associated with the investigation and clean-up of contaminated properties, as well as damage claims arising out of the contamination of properties or any impact on natural resources.

Our ability to fly to the United States and the benefits of our strategic alliances or commercial relationships are dependent on the FAA’s continued favorable safety assessment of each of the three countries in which we have hubs.

The FAA periodically audits the aviation regulatory authorities of other countries. As a result of its audits, each country is given an International Aviation Safety Assessment, or IASA, rating. The IASA rating of each of Colombia, Peru, El Salvador, Ecuador and Costa Rica is currently “Category 1,” which means that each such country complies with the International Civil Aviation Organization, or ICAO, safety requirements. As a result, we may continue our service from our hubs in such countries to the United States in a normal manner and take part in reciprocal code-sharing arrangements with U.S. carriers. Nevertheless, any of these ratings may be downgraded for a variety of safety and other reasons. If a downgrading occurs, we will be prevented from offering flights to any new destinations in the United States and from certifying new aircraft for flights to the United States; in addition, our U.S. air carrier code share partners will be required to suspend placement of their codes on our flights.

If any of the countries in which we have a hub or focus is downgraded to “Category 2,” our ability to fly to the United States from such hub would likely be significantly restricted. We cannot assure you that the governments of Colombia, Peru, El Salvador, Ecuador and Costa Rica and their respective civil aviation authorities in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If the IASA rating of any of Colombia, Peru, El Salvador, Ecuador or Costa Rica were to be downgraded in the future, this could materially and adversely affect our service to the United States, causing us to lose revenue, including revenue from code sharing, as a result of reducing flight options to our customers.

We rely on automated systems to operate our business, and any failure of such systems could harm our business.

We are dependent on automated systems and technology to operate our business, enhance customer service and reduce operating costs. The performance and reliability of our automated systems and data center is critical to our ability to operate our business and compete effectively. These systems include our computerized airline reservation system, flight operations system, telecommunications systems, website, maintenance systems, check-in kiosks, in-flight entertainment systems and our primary and redundant data centers. Our website and reservation system must be able to accommodate a high volume of traffic and deliver important flight information. These systems require upgrades or replacement periodically, which involve implementation and other operational risks. Our business may be harmed if we fail to operate, replace or upgrade our systems or data center infrastructure successfully.

We rely on the third party providers of our current automated systems and data center infrastructure for technical support. If the current provider were to fail to adequately provide technical support for any one of our key existing systems or if new or updated components were not integrated smoothly, we could experience service disruptions, which, if they were to occur, could result in the loss of important data, increase our expenses, decrease our revenues and generally harm our business and reputation. Furthermore, our automated systems cannot be completely protected against events that are beyond our control, including natural disasters, computer viruses, other security breaches, or telecommunications failures. Substantial or sustained system failures could impact customer service and ticket sales. We have implemented security measures and change control procedures and have disaster recovery plans; however, we cannot assure you that these measures are adequate to prevent disruptions, which, if they were to occur, could result in the loss of important data, increase our expenses, decrease our revenues and generally harm our business and reputation.

We may incur substantial compliance costs and face sanctions if we fail to comply with U.S. and other international drug trafficking laws.

We are required to comply with strict drug trafficking laws mainly in Colombia, the United States and the European Union and are subject to substantial government oversight in connection with the enforcement of such laws. For example, the U.S. Foreign Narcotics Kingpin Designation Act and Executive Order 12978 contain a list of persons designated by the United States government as drug traffickers. This list is periodically updated. Pursuant to these regulations, we may be subject to severe sanctions and reputational harm if we are found by the U.S. government to have intentionally or inadvertently assisted in the international narcotics trafficking activities of a designated person. Although we monitor this list in an effort to determine that we do not conduct business with any designated person, no assurance can be given that the counterparties with whom we do business in the future will not be subject to these regulations. In the event a counterparty of ours became a designated person, such party might face severe sanctions and as a result be unable to perform under their agreements with us.

We cannot assure you that we will succeed in complying at all times with such laws. For example, in August 2004, the U.S. Attorney for the Southern District of New York advised us that, because of several seizures from our aircraft of baggage, catering and cargo containing narcotics, our security practices and procedures were inadequate. We were required to engage an internationally recognized security consulting firm in order to identify and implement additional aircraft security measures and were also required to make additional investments in the area of aircraft and facility security. As part of our efforts to improve our practices, we developed a new security division which reports directly to our CEO, elevated our security standards with respect to hiring and operating procedures and increased training and supervision. The requirement to maintain this consulting arrangement was lifted two years after it was initiated by the U.S. Attorney for the Southern District of New York. In the event, however, that we violate any U.S. or other foreign narcotics restriction in the future, we may be subject to sanctions, severe fines, seizures of our planes or the cancellation of our flights.

Our results of operations fluctuate due to seasonality and other factors.

We expect our quarterly operating results to fluctuate due to seasonality including high vacation and leisure demand occurring during the summer months of July and August and again during December and January. Actions of our competitors may also contribute to fluctuations in our results. As a result of this, our first quarter results are usually higher than our second quarter results. We are more susceptible to adverse weather conditions, including hurricanes, as a result of our operations being concentrated in Colombia, Central America and the Caribbean, than some of our competitors. As we enter new markets we could be subject to additional seasonal variations along with any competitive responses to our entry by other airlines. Price changes in aircraft fuel as well as the timing and amount of maintenance and advertising expenditures also impact our operations. As a result of these factors, quarter-to-quarter comparisons of our operating results may not be a good indicator of our future performance. In addition, it is possible that in any future period our operating results could be below the expectations of investors and any published reports or analyses regarding us.

We are dependent on key personnel and we may be unable to attract and retain qualified, skilled employees necessary to operate our business.

Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial and commercial personnel. Our employment agreements with members of our senior management team may be terminated by them at any time, without prior notice and without penalties. Furthermore, in certain countries we are not permitted to have non-competition agreements in place with members of our senior management team after termination of employment. In addition, our business is labor-intensive and our operations require us to employ a large number of highly-skilled personnel including pilots, maintenance technicians and other skilled operating personnel. In the countries in which we operate, there is a significant shortage of qualified pilots and maintenance technicians, and we have faced considerable turnover of our skilled employees, many of whom have left us to work in other countries where compensation is higher. The loss of any executive officer, senior manager, key employee or other highly skilled personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon our business, operating results and financial condition. Further, should the turnover of such employees (particularly pilots and maintenance technicians) increase, our training costs would be significantly higher. We cannot assure you that we will be able to recruit, train and retain the managers, pilots, technicians and other qualified employees that we need to continue our current operations or replace departing employees. A failure to hire and retain such qualified employees at a reasonable cost could materially adversely affect our business, financial condition and results of operations.

Labor disputes may result in a material adverse effect on our results of operations.

Approximately 6% of our overall employees and 25% of our pilots, belong to a labor union. There are currently ten unions covering our employees: the National Workers Union of Avianca, the National Union of Air Transportation Industry Workers, the Colombian Air Transportation Workers Union, the Colombian Association of Flight Attendants, the Colombian Association of Civil Aviators, the Colombian Association of Aircraft Mechanics, the Colombian Association of Flight Engineers, the Association of Tampa Cargo Workers, the National Union of Aviation and similar workers of Mexico and the Workers Union of Trans American Airlines, S.A.

Until recently, we were negotiating a new collective bargaining agreement with the Colombian Association of Civil Aviators (ACDAC), which represents approximately 43% of our pilots in Colombia, but we were not able to reach an agreement. The prior collective bargaining agreement we had with the Colombian Association of Civil Aviators (ACDAC) expired in March 2013, so there is no collective bargaining agreement between us and this union at this time. To date, we have been unable to reach an agreement with this union and do not know when we will be able to do so or under what terms. The pilots in the Colombian Association of Civil Aviators (ACDAC) have continued to fly our aircraft but recently stopped following certain of our cost-saving and time-saving operating practices. For example, the pilots in the Colombian Association of Civil Aviators (ACDAC)

have started to fly and taxi at the minimum speeds permitted by their respective labor contracts, increasing our block hours and flying times, and have ceased implementing certain cost-saving practices such as taxiing with only one engine and requesting direct landing approaches to air controllers and therefore increasing flying time. Furthermore, the level of absenteeism among these unionized pilots has increased since they started the no cooperation movement.

We cannot predict the duration of the labor dispute with the Colombian Association of Civil Aviators (ACDAC) or the terms of our future collective bargaining agreements so cannot accurately predict the impact of this labor dispute on our financial condition or results of operations. If this situation were to continue unresolved for a significant period or if it is resolved on terms that we deem to be unfavorable, it could have a material adverse effect on our results of operations.

We expect to negotiate with the Workers Union of Trans American Airlines, S.A. in the fourth quarter of 2013. The results of the negotiations with the Workers Union of Trans American Airlines, S.A. may affect the negotiations with the members of the Colombian Association of Flight Attendants. The negotiations with the National Union of Air Transportation Industry Workers, the Colombian Association of Aircraft Mechanics and the Colombian Association of Flight Engineers, and the Association of Tampa Cargo workers are expected to take place during the second quarter of 2015. Typically, our collective bargaining agreements in Colombia, Peru and Mexico last two to five years. In addition, the Pilot’s Union of Trans American Airlines S.A. was recently formed and this union may cover some of our pilots and require us to negotiate a collective bargaining agreement. Because we provide an essential public service, strikes and work interruptions are forbidden by law; however, a slow-down or stoppage or any prolonged dispute with our employees who are represented by any of these unions, or any other sizable number of our employees, could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions.

As of June 30, 2013, we had 4,219 individuals hired through nonprofit cooperative organizations. However, in 2010, the Colombian Congress passed Law 1429, which modified the legal regime of labor relationships for full-time employees in Colombia. As a consequence of these changes, we have been directly hiring all administrative personnel while continuing to use the cooperatives for services and maintenance personnel. Even though we believe we were and continue to be in compliance with applicable laws, individuals hired through cooperatives may potentially file claims against us in connection with alleged labor benefits earned during the time they were hired through the cooperatives. An adverse decision under these claims could force us to make substantial payments, which could adversely affect our financial condition.

A significant percentage of our sales depends on our relationships with travel agencies and tour operators.

Approximately 68%, 67% and 67% of our sales were derived from tickets sold by travel agencies or tour operators in 2011, 2012 and the six months ended June 30, 2013, respectively. We cannot assure you that we will be able to maintain favorable relationships with these ticket agencies and operators. In addition, our contractual arrangements with these sellers may be terminated on short notice. Our revenue could be adversely impacted if travel agencies or tour operators were to elect to favor other airlines or to disfavor us. Our relationships with travel agencies and tour operators may be affected by:

•	the size of commissions offered by us when compared to those offered by other airlines;

•	changes in our arrangements with other distributors of airline tickets;

•

the introduction and growth of new methods of selling tickets, including sales through the internet, which may minimize the roles of travel agencies in the future and may affect our sales revenues; and

•	changes in government regulations, including regulations which would increase the commissions we pay to travel agencies and tour operators.

We may not be able to maintain or grow our ancillary revenues.

Our business strategy includes expanding our portfolio of ancillary products and services, such as LifeMiles. There can be no assurance that passengers will pay for additional ancillary products and services or that passengers will continue to choose to pay for the ancillary products and services we currently offer. Failure to maintain our non-ticket revenues could have a negative effect on our results of operations and financial condition.

If we are unable to protect our intellectual property rights, specifically our trademarks and service marks, our ability to compete could be negatively impacted.

We own the rights to certain trademarks and trade names used in connection with our business including “Avianca” and “LifeMiles”. We believe that our names, trademarks and other related intellectual property are important to the success of our business. We protect our intellectual property rights through a variety of methods, including, but not limited to, applying for and obtaining trademark protection in Colombia, Central America, the United States and certain other countries throughout the world in which we operate our business. Any violation of our intellectual property rights or refusal to grant record of such rights in foreign jurisdictions may result in having to devote our time and resources to protect these rights through litigation or otherwise, which could be expensive and time consuming. If we fail to protect our intellectual property rights for whatever reason, it could have an adverse impact on our operations and financial condition.

We are exposed to increases in landing charges and other airport access fees and cannot be assured access to adequate facilities and landing rights necessary to achieve our expansion plans.

We must pay fees to airport operators for the use of their facilities. Passenger taxes and airport charges have increased in recent years, in some cases substantially. We cannot assure you that the airports we use will not impose, or further increase, passenger taxes and airport charges in the future. Any substantial increase in airport charges could have a material adverse impact on our results of operations.

Moreover, some of the airports to which we fly impose various restrictions, including limits on aircraft noise levels, limits on the number of average daily departures and curfews on runway use. In addition, we cannot assure you that the airports at which there are currently no such restrictions will not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports.

Certain airports that we serve (or that we plan to serve in the future) are subject to capacity constraints and impose slot restrictions during certain periods of the day. In addition, we cannot assure you that we will be able to obtain a sufficient number of slots, gates and other facilities at airports to expand our services in the manner in which we are proposing to do so. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risk having those slots re-allocated to others. Where slots or other airport resources are not available or their availability is restricted in some way, we may have to amend our schedules, change routes or reduce aircraft utilization. If we are unable to obtain or maintain favorable take-off and landing authorizations, slots, gates or other facilities at certain high-density airports, our business, financial condition and results of operations could be materially adversely affected.

We are a holding company with no independent operations or assets, and our ability to repay our debt and pay dividends to holders of the ADSs is dependent on cash flow generated by our subsidiaries, which are subject to limitations on their ability to make dividend payments to us.

We conduct no operations, and our only material asset is our equity interests in our operating subsidiaries. Accordingly, our ability to repay our indebtedness and pay dividends to holders of the ADSs is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries’ ability to generate sufficient cash from operations to make distributions to us will depend upon their future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond their control.

In addition, our subsidiaries may not be able to, or may not be permitted to, make distributions to us in order to enable us to make payments in respect of our indebtedness or to pay dividends. Restrictions in our subsidiaries’ debt instruments and under applicable law limit their ability to provide funds to us, and if our subsidiaries are not be able to make funds available to us by dividend, debt repayment or otherwise, we may not have sufficient funds to fulfill our obligations under our indebtedness or pay dividends to our shareholders, including holders of the ADSs. For example, our local bonds restrict Avianca’s ability to pay dividends prior to December 31, 2015 and certain of our financial loans prohibit Avianca from paying any dividend prior to any initial public offering or private placement unless required by law.

We may be liable for the potential under-funding of a pilot’s pension fund.

We are obligated to make contributions to a pilot’s pension fund for the Colombian Association of Civil Aviators known as La Caja de Auxilios y de Prestaciones de la Asociación Colombiana de Aviadores Civiles, or CAXDAC, on behalf of certain of our eligible pilots. The pensioners affiliated with CAXDAC include not only some of our current pilots and former pilots, but also pilots employed and formerly employed by other Colombian airlines. The assets that we have contributed to CAXDAC are segregated into a separate account that is restricted for the payments of retirement benefits payments of our employees. The amount in the common CAXDAC fund used to pay the pensions may not be sufficient to cover all accrued pension liabilities since other Colombian airlines have gone bankrupt or have been liquidated and have failed to pay their ratable contributions to the pension fund. Although CAXDAC, as a pension fund manager, is the only entity obligated to pay retirement pensions to those pensioners legally affiliated with CAXDAC, it is uncertain how the expected deficiency will ultimately be funded, and whether or not pensioners and other third parties may bring actions against contributing airlines, including ourselves, seeking contributions to cover such deficiency, in which case we will be required to defend our position that we are not liable for this deficiency and face the uncertainty of judicial review.

Risks Relating to the Airline Industry

The airline industry is highly competitive.

We face intense competition throughout our domestic and international route networks. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, on-board experience, frequent flyer programs and other services.

During 2012 and the six months ended June 30, 2013, respectively, domestic air travel in Colombia, Peru and Ecuador accounted for approximately 31.0% and 29.9% of our passenger revenue and approximately 57.1% and 58.0% of our revenue passengers; as a result, our financial performance is highly sensitive to competitive conditions in the Colombian, Peruvian and Ecuadorian domestic air travel market. Our primary competitors in the Colombian domestic market are Copa Airlines, EasyFly, LATAM Airlines Group, Satena and VivaColombia. We may face significantly stronger domestic competition in the near future because of these competitors and new competitors, therefore, our prior results and market share may not be indicative of future performance in the domestic market. Our primary competitors in the Peruvian domestic market are Star Peru, LATAM Airlines Group and Peruvian and in the Ecuadorian domestic market our primary competitors are LATAM Airlines Group and TAME. In addition to traditional competition among airline companies, we face competition from companies that provide ground transportation, especially in our domestic cargo and passenger business, as well as companies that provide sea transportation in our cargo business.

We also compete with a number of large airlines that serve the same international routes that we fly, including, among others, Copa Airlines, LATAM Airlines Group, American Airlines, United Airlines, Iberia, Delta Air Lines, Aeromexico, Interjet, Jet Blue Airways, Spirit Airlines and Aerolineas Argentinas. See “Business—Competition.” Some of our competitors, including American Airlines, United Airlines and LATAM Airlines Group, have larger customer bases and greater brand recognition in the markets we serve outside of Colombia, and most of our international competitors have significantly greater financial and marketing resources than we do. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided to us by the governments in the countries in which we operate. The commencement of, or any increase in, service on the routes we serve by existing or new competitors could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.

We must constantly react to changes in prices and services offered by our competitors to remain competitive. The airline industry is highly susceptible to price discounting, particularly because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Carriers use discount fares to stimulate traffic during periods of lower demand in order to generate cash flow and increase market share. Any lower fares offered by one airline are often matched by competing airlines, which often results in lower industry yields with little or no increase in traffic levels. Price competition among airlines in the future could lead to lower fares or passenger traffic on some or all of our routes, which could negatively impact our profitability. Such activity by other airlines could lead to reductions in the fares or passenger traffic on our routes, to the point where profitable operations could not be maintained. Due to our smaller size and financial resources compared to some of our international competitors, we may be less able to withstand aggressive marketing tactics or fare wars engaged in by or with our competitors should such events occur.

Increases in our fuel costs or disruptions in our fuel supply would materially and adversely affect our operating results.

Aircraft fuel costs constitute a significant portion of our total operating expenses, representing approximately 31.3%, 32.7% and 31.3%, respectively, of our operating expenses in the years ended December 31, 2011 and 2012 and the six months ended June 30, 2013. Therefore, substantial increases in fuel costs would materially and adversely affect our operating results. Fuel costs have been subject to wide fluctuations as a result of increases in demand and sudden disruptions in, and other concerns about, global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world that we can neither control nor accurately predict, such as political instability in major oil-exporting countries in the Middle East, Latin America and Africa. As a result of factors such as this, fuel costs continue to exhibit substantial volatility.

We are vulnerable to any future increases in the cost of fuel. We cannot assure you that fuel costs will not increase significantly above their current levels. Our aircraft fuel purchase agreements do not protect us against price increases or guarantee the availability of fuel. Additionally, some of our competitors may have more leverage than we do in obtaining fuel. We have and may continue to enter into a variety of option contracts and swap agreements for crude oil, heating oil, and jet fuel to partially protect against significant increases in fuel prices; however, such contracts and agreements do not completely protect us against price volatility, are limited in volume and duration, can be less effective during volatile market conditions and may carry counterparty risk. Under the fuel hedge contracts we may enter from time to time, counterparties to those contracts may require us to fund the margin associated with any loss position on the contracts if the price of crude oils falls below specified benchmarks. Meeting our obligations to fund these margin calls could adversely affect our liquidity.

Due to the competitive nature of the airline industry, at times we have not been able to adequately increase our fares to offset the increases in fuel prices and we may not be able to do so in the future. Future fuel price increases, continued high fuel price volatility or fuel supply shortages may result in a curtailment of scheduled services and could have a material adverse effect on our financial condition and results of operations. From the beginning of 2006 to the end of 2012, the average price of West Texas Intermediate (“WTI”) crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased from $63.45 per barrel to $91.82 per barrel. During 2008, fuel prices experienced significant volatility, with WTI crude prices in excess of $140 per barrel during the summer before dropping to $44.60 to close the year. Prices then increased to approximately $71 per barrel in the second half of 2009. During 2010, prices gradually increased and closed the year at approximately $90 per barrel and by the end of 2011, prices had reached approximately $99 per barrel. The average price of WTI as of June 28, 2013 (the last trading date in June) was $96.56.

In addition, should Ecopetrol S.A. (Colombia’s government-controlled oil company) experience any disruption or slow-down in its fuel production or pumping capacity, particularly in Bogotá, we may be unable to obtain fuel or may be forced to pay significantly higher prices to do so. This risk is heightened by the low oil storage levels that we understand are maintained by Ecopetrol S.A. and its distributors in Bogotá. We currently have an exclusive agreement with a single fuel distributor in Bogotá, Organización Terpel S.A., or Terpel, pursuant to which Terpel supplied us with approximately 90.2% of our fuel needs in Colombia for each of 2012 and the six months ended June 30, 2013. During 2012 and the six months ended June 30, 2013, respectively, it supplied approximately 35.6% and 36.7% of our total fuel consumption. In the event such arrangement were to terminate, we could be forced to renegotiate our fuel supply in a market with a limited number of suppliers, which might result in higher costs for us.

We face increasing competition from low-cost carriers offering discounted fares.

Airlines in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest-demand city pairs, high aircraft utilization, single-class service and fewer in-flight amenities. As has been evidenced by the operations of competitors such as Gol Linhas Aéreas Inteligentes, or Gol, in Brazil, and other Latin American countries and several new low-cost carriers which have started service in Mexico, Colombia and other markets, such as Interjet, Viva Aerobus, Volaris and VivaColombia, the low-cost carrier business model is gaining acceptance in the Latin American aviation industry. For example, in October 2010 EasyFly started operations in Colombia with deeply discounted fares. Currently EasyFly operates 17 domestic routes. During 2012 VivaColombia started operations, and after one year, is serving 13 routes in the domestic market. JetBlue Airways initiated operation between the U.S. and Colombia in 2009 and is currently offering four routes. JetBlue Airways also operates three routes between the U.S. and Central America. Spirit Airlines, another U.S. low cost carrier, operates four routes between the U.S. and Colombia, six routes between the U.S. and Central America and one route between the U.S. and Peru.

Our business model is significantly different from that of low-cost carriers and is predicated on providing a level of service that we consider superior and charging higher prices for such service. As low-cost carriers continue to penetrate our home markets, they could have a material adverse effect on our financial condition and results of operations; therefore, we may be forced to reconsider our business model and adapt it to evolving passenger preferences. In any event, we may face new and substantial competition from low-cost carriers in the future which could result in significant and lasting downward pressure on the fares we charge for flights on our routes. We must constantly react to changes in prices and services offered by our competitors to remain competitive. Price competition among airlines in the future could lead to lower fares or passenger traffic on some or all of our routes, which could adversely affect our profitability.

We face increasing competition from other international airlines due to the continuing liberalization of restrictions traditionally affecting the global airline industry.

Over the last 25 years the global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements among nations. For example, “open skies” agreements currently exist among the countries of the European Union, and between Europe and the United States. In Latin America, “open skies” agreements exist among Colombia, Ecuador, Peru and Bolivia and among each of these countries and the United States, Chile, Panama, Venezuela and the countries of Central America. El Salvador also has an “open skies” policy. As a general matter, these liberalized or “open skies” air transport agreements serve to (i) reduce (or, in the case of “open skies,” eliminate) restrictions on route rights, designated carriers, aircraft capacity or flight frequencies and (ii) promote competitive pricing.

Recently, Chilean laws and regulations began permitting foreign airlines to operate domestic flights in Chile. There are currently foreign airlines participating in the Chilean domestic market all related to LATAM Airlines Group. The presence of foreign airlines in the domestic Chilean market may affect the Chilean aviation competitive landscape, thereby affecting the competition we face in our international operations in Chile.

As a result of this continuing trend toward liberalized air transport agreements, a number of countries to which we fly have been negotiating with each local government to liberalize or provide more flexibility to its bilateral agreements with such countries and to permit more flights to and from each local country. For example, the United States and Spain have each requested the adoption of an unrestricted “open skies” regime with Colombia. We cannot assure you that each government’s political position will not change or that additional flights will not be granted when requested by carriers from any other country.

It is likely that the different governments will continue to liberalize the current restrictions on international travel to and from each country, among other things, granting new route rights and flights to competing airlines and generally promoting increased numbers of market participants on routes we serve. As a result of such liberalization, we could face substantial new competition, which may erode our pricing and market share and have a material adverse effect on our consolidated financial position and consolidated results of operations.

We face increased competition from certain airlines that have recently been restructured or emerged from bankruptcy and further consolidation of the Latin American airline industry may adversely affect our business and results of operations.

In recent years, a number of air carriers have sought to reorganize in bankruptcy, including some of our principal competitors, including American Airlines and Delta. The successful completion of reorganizations could present us with competitors with significantly lower operating costs derived from favorable labor, supply and financing contracts renegotiated under the protection of the applicable bankruptcy laws. In addition, many air carriers involved in reorganizations have historically undertaken substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could further lower yields for all carriers, including us.

Further consolidation of the Latin American airline industry may increase competition in the markets we serve. For example, in 2012, LAN Airlines completed its combination with TAM, creating the LATAM Airlines Group, which is the largest airline in Latin America in terms of fleet size, passengers carried, and destinations served. As a result of the competitive environment, there may be further consolidation in the Latin American and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of further consolidation on the industry. Furthermore, consolidation in the airline industry and changes in international alliances will continue to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with increased financial resources, more extensive global networks and reduced cost structures.

Some of our competitors may receive external support which could negatively impact our competitive position.

Some of our competitors may receive support from external sources, such as their national governments, which may be unavailable to us. Support may include, among others, subsidies, financial aid or tax waivers. This support could place us at a competitive disadvantage and adversely affect our operations and financial performance.

The airline industry’s financial performance is characterized by low profit margins and high fixed costs, and we may be unable to compete effectively against other airlines with greater financial resources or lower operating costs.

The airline industry is characterized generally by low profit margins and high fixed costs, primarily consisting of wages and salaries of crew and other personnel, fuel costs and aircraft and engine lease payments and other financing costs related to aircraft equipment. Revenues per flight are primarily driven by the number of passengers transported and fares, which may vary significantly depending on several factors which are generally outside of our control, including general economic conditions, weather and our competitors’ pricing strategies. However, the operating expenses of flying an aircraft do not vary significantly with the number of passengers transported and cannot be adjusted quickly to respond to changes in revenue and a deficit in expected revenue levels. As a result, fluctuations in the number of passengers per flight or in pricing could have a significant effect on our operating and financial results.

We rely on maintaining a high daily aircraft utilization rate, which makes us vulnerable to delays.

We seek to maintain a high daily aircraft utilization rate (the number of hours we use our aircraft per day). High daily aircraft utilization allows us to generate more revenue from our aircraft and is achieved in part by reducing turnaround time at airports so we can fly more hours on average in a day. Nevertheless, aircraft utilization is reduced by delays and cancellations arising from a number of different factors, many of which are beyond our control, including, among others, air traffic and airport congestion, adverse weather conditions, security requirements, unscheduled maintenance and delays by third-party service providers relating to matters such as fueling and ground handling. High aircraft utilization also increases the risk that, if an aircraft falls behind schedule during a given day, it could remain behind schedule for several additional days. Such delays could result in a disruption of our operating performance, leading to customer dissatisfaction due to delayed or cancelled flights and missed connections, which could in turn adversely affect our reputation, business, financial condition and results of operations.

Terrorist attacks or hostilities could adversely affect the airline industry by decreasing demand and increasing costs.

The terrorist attacks in the United States on September 11, 2001 had an adverse impact on the airline industry. Airline traffic in the United States fell dramatically after the attacks, while it decreased less severely in Latin America. Our revenue depends on the number of passengers traveling on our flights. Therefore, any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations or otherwise and any related economic impact could result in decreased passenger traffic and materially and negatively affect our business, financial condition and results of operations.

Following the 2001 terrorist attacks, airlines have experienced increased costs resulting from additional security measures that may be made even more rigorous in the future. In addition to measures imposed by the U.S. Department of Homeland Security and the TSA, IATA and certain foreign governments have also begun to institute additional security measures at foreign airports we serve. A substantial portion of the costs of these security measures is borne by the airlines and their passengers. Security measures imposed by the U.S. and foreign governments after September 11, 2001 have increased our costs and may adversely affect us and our financial results, and additional measures taken in the future may result in similar adverse effects.

Premiums for insurance against aircraft damage and liability to third parties increased substantially following the 2001 terrorist attacks, and insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry abroad or in Latin America. In the future, certain aviation insurance could become unaffordable, unavailable or available only with amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations. While governments in other countries have agreed to indemnify airlines for liabilities that they might incur from terrorist attacks or provide low-cost insurance for terrorism risks, the Colombian government has not indicated any intention to provide similar benefits to us. Increases in the cost of insurance may result in both higher airline ticket prices and decreased demand for air travel generally, which could materially and negatively affect our business, financial condition and results of operations.

The outbreak or the threat of an outbreak of a contagious disease may have a negative impact on the airline industry.

In recent years, concerns about the possibility of an outbreak of a disease that can be spread by commercial airline passengers (such as avian flu, swine flu, Severe Acute Respiratory Syndrome, tuberculosis or other contagious illnesses) has had a negative impact on the public’s willingness to travel by air. It is impossible to determine when and where threats of contagious diseases may arise, but if and to the extent they do, the public’s willingness to travel by air may significantly decline, which could materially and negatively affect our business, financial condition and results of operations.

Risks Relating to Colombia, Peru, Central America and Other Countries in which We Operate

Our performance is heavily dependent on economic and political conditions in the countries in which we do business.

Passenger demand is heavily cyclical and highly dependent on global and local economic growth, economic expectations and foreign exchange rate variations. In the past, we have been negatively impacted by poor economic performance in certain countries in which we operate. Any of the following developments in the countries in which we operate could adversely affect our business, financial condition and results of operations:

•	changes in economic or other governmental policies;

•	changes in regulatory, legal or administrative practices;

•	other political or economic developments over which we have no control;

•	governments of the countries where we have assets may expropriate those assets under certain circumstances; or

•	potential instability may cause expropriation, nationalization, renegotiation or nullification of existing contracts.

Additionally, a significant portion of our revenue is derived from discretionary travel and leisure travel, which are especially sensitive to economic downturns. A worsening of economic conditions could result in a reduction in passenger traffic, and leisure travel in particular, which in turn would materially and negatively affect our financial condition and results of operations. Any perceived weakening of economic conditions in the Andean region and/or Central America could likewise negatively affect our ability to obtain financing to meet our future capital needs in international capital markets.

Our three main hubs are located in Colombia, El Salvador and Peru, we have focus markets in Costa Rica and Ecuador and we are organized under the laws of the Republic of Panama. Accordingly, our financial condition and results of operations are significantly dependent on the macroeconomic, social and political conditions prevailing in these countries and in the other jurisdictions in which we operate. As a result, decreases in the growth rate, periods of negative growth, increases in inflation, changes in policy, or future judicial interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia, El Salvador, Costa Rica, Peru, Panama and/or the other jurisdictions where we operate may affect the overall business environment and may in turn impact our financial condition and results of operations.

Our performance is heavily dependent on economic and political conditions in Colombia.

Our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing in Colombia. Decreases in the growth rate, periods of negative growth, increases in inflation, changes in law, regulation, policy, or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, impact our financial condition and results of operations.

Colombia’s fiscal deficit and growing public debt could adversely affect the Colombian economy. The Colombian fiscal deficit was 3.2% of GDP in 2010, 2.2% of GDP in 2011, and 2.4% of GDP in 2012.

The Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies will be adopted by the Colombian government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance.

We cannot assure you as to whether current stability in the Colombian economy will be sustained. If the condition of the Colombian economy were to deteriorate, we would likely be adversely affected.

The Colombian government and the Central Bank may seek to implement new policies aimed at controlling further fluctuation of the Colombian peso against the U.S. Dollar and fostering domestic price stability. The Central Bank may impose certain mandatory deposit requirements in connection with foreign-currency denominated loans obtained by Colombian residents, including us. Although no mandatory deposit requirement is currently in effect, a mandatory deposit requirement was set at 40% in 2008 after the Colombian peso appreciated against foreign currencies. We cannot predict or control future actions by the Central Bank in respect of such deposit requirements, which may involve the establishment of a different mandatory deposit percentage. The use of such measures by the Central Bank may be a disincentive for us to obtain loans denominated in a foreign currency. The U.S. dollar/Colombian peso exchange rate has shown some instability in recent years. We cannot assure you that measures adopted by the Colombian government and the Central Bank will suffice to control this instability. We cannot predict the effects that such policies will have on the Colombian economy. In addition, we cannot assure you that the Colombian peso will not depreciate or appreciate relative to other currencies in the future.

Colombia has suffered from periods of widespread criminal violence over the past four decades, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or FARC, paramilitary groups and drug cartels. In regions of the country with limited governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces by creating specialized units. Despite these efforts, guerilla, paramilitary and criminal activities, particularly in the form of terrorism attacks, homicides, kidnappings and extortion, persist in Colombia. These continuing activities, their possible escalation and the violence associated with them may have a material adverse effect on the Colombian economy and/or on us in the future. We cannot assure you that preventative measures we have taken will protect us, our customers, employees or assets from violence or other actions that are detrimental to us.

Colombian diplomatic relations with Venezuela and Ecuador, two of Colombia’s main trading partners and two countries accounting for a significant portion of our passenger and cargo service, have from time to time been tense and affected by events surrounding the Colombian armed forces combat of the FARC throughout Colombia. Any deterioration in relations with Venezuela or Ecuador may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative effect on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.

Our performance is heavily dependent on economic and political conditions in El Salvador.

El Salvador has a history of political instability marked by long periods of civil unrest and military rule. From 1979 until 1991, El Salvador was mired in guerrilla activities which were ended by a United Nations-brokered peace accord in January of 1992. Since the peace accords were signed, El Salvador has experienced political stability. The Nationalist Republican Alliance Party, or ARENA, controlled the presidency from 1989 to 2009, at which time the FMLN (a former guerrilla organization now turned into a political party) won the presidential elections. The next presidential election is scheduled to take place in February 2014.

El Salvador’s economy has recently been growing at a moderate pace, yet its unemployment and poverty rates remain high. Despite reforms and initiatives, El Salvador still ranks among the ten poorest countries in Latin America and suffers from inequality in the distribution of income. We cannot assure you that El Salvador will not face political, economic or social problems in the future, and we may be seriously affected by such problems.

Our performance is heavily dependent on economic and political conditions in Peru.

In the past, Peru has experienced periods of severe economic recession, large currency devaluation and high inflation. In addition, Peru has experienced periods of political instability, which have led to adverse economic consequences. We cannot assure you that Peru will not experience similar adverse developments in the future.

While Peru has experienced economic growth in the recent past, political tensions, high levels of poverty and unemployment, and social conflicts within local communities continue to be pervasive problems in Peru. In recent months, certain areas in the south and the northern highlands of Peru with significant mining developments have experienced strikes and protests related mainly to the environmental impact of metallic mining activities, which have resulted in political tensions, commercial disruptions and a climate of uncertainty with respect to future mining projects. Future government policies in response to social unrest could include, among other things, increased taxation, as well as expropriation of assets. These policies could materially and adversely affect the Peruvian economy and, as a result, our business, financial condition and results of operations.

For example, prior to 1991, Peru exercised control over foreign exchange markets by imposing restrictions to multiple exchange rates and restrictions to the possession and use of foreign currencies. Currently, foreign exchange rates are determined by market conditions, with regular operations by the Central Reserve Bank in the foreign exchange market in order to reduce volatility in the value of Peru’s currency against the U.S. dollar. The Peruvian government may institute restrictive exchange rate policies in the future. Any such restrictive exchange rate policy could affect our ability to engage in foreign exchange activities, and could also have a material adverse effect on our business, financial condition and results of operations.

Moreover, although Peru’s current president, Ollanta Humala, has substantially maintained the moderate economic policies that sustained and fostered economic growth, while controlling the inflation rate at historically low levels, we cannot assure you that the current or any future administration will maintain business-friendly and open-market economic policies or policies that stimulate economic growth and social stability. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition and results of operations.

Our performance is heavily dependent on economic and political conditions in Costa Rica.

While Costa Rica is one of Latin America’s oldest democracies, we cannot assure you that these conditions will continue. Costa Rica faces a poverty level estimated at 25% (as of 2011), sizeable internal and external deficits resulting in high inflation, and an outdated tax system. Additionally, Costa Rica’s traditionally strong social safety net is eroding as a result of fiscal constraints, as well as increasing pressure from both legal and illegal immigration from other Central American countries.

Our performance is heavily dependent on economic and political conditions in Ecuador.

The Ecuadorian economy is heavily dependent on the oil industry and was severely impacted by the 2009 financial crisis, which adversely affected the country’s economic growth. While Ecuador’s economic growth has since improved, it faces a poverty level estimated at approximately 27% in 2012. In addition, Ecuador defaulted on a sovereign debt obligation in 2008 and its economic policies have created a great deal of uncertainty about its future.

Our performance is heavily dependent on economic and political conditions in Panama.

We are organized under the laws of the Republic of Panama and as a result may be affected by economic and political conditions prevailing from time to time in Panama. Panama’s economic conditions are highly dependent on the continued profitability and economic impact of the Panama Canal. Control of the Panama Canal and many other assets were transferred from the United States to Panama in 1999 after nearly a century of U.S. control. Although the Panamanian government is democratically elected and the Panamanian political climate is currently stable, we cannot assure you that current conditions will continue. If the Panamanian economy experiences a recession or a reduction in its economic growth rate, or if Panama experiences significant political disruptions, our business, financial condition and results of operations could be materially and negatively affected.

We cannot assure you that any crises such as those described above or similar events will not negatively affect the economies of Colombia, El Salvador, Costa Rica, Peru, Panama or the other jurisdictions where we operate. Future developments in the countries in which operate could impair our business or financial condition.

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market price of many Latin American securities, including the ADSs.

The market value of securities issued by companies with operations in the Andean region and Central America may be affected to varying degrees by economic, political and market conditions in other countries, including other Latin American and emerging market countries. Although macroeconomic conditions in such Latin American and other emerging market countries may differ significantly from macroeconomic conditions in Colombia and the other countries in which we operate, investors’ reactions to developments in these other countries may have an adverse effect on the market values of our securities. For example, as a result of economic problems in various emerging market countries in recent years (such as the Asian financial crisis of 1997, the Russian financial crisis of 1998 and the Argentine financial crisis of 2001), investors have viewed investments in emerging markets with heightened caution. Crises in world financial markets, such as those of 2008, could affect investors’ views of securities issued by companies that operate in emerging markets. Crises in other emerging market countries may hamper investor enthusiasm for securities of Panamanian issuers, including the ADSs, which could adversely affect the market price of the ADSs. This could also make it more difficult for us and our subsidiaries to access the capital markets and finance our operations in the future on acceptable terms, or at all.

Natural disasters in the countries in which we operate could disrupt our businesses and affect our results of operations and financial condition.

We are exposed to natural disasters in each of the countries in which we operate, such as earthquakes, volcanic eruptions, tornadoes, tropical storms and hurricanes. For example, heavy rains in Colombia, attributable in part to the La Niña weather pattern, have resulted in severe flooding and mudslides. El Salvador has experienced many significant earthquakes, including in 1982, 1986 and 2001, that in each case resulted in numerous fatalities. Peru has also experienced numerous significant earthquakes, including in 2001, 2005, 2007 and 2011. Moreover, the Central American isthmus, in particular El Salvador, Costa Rica, Guatemala and Nicaragua, is home to one of the world’s largest concentrations of active volcanos. In the event of a natural disaster, there is a risk of damage to our airport hubs and other facilities, and our disaster recovery plans may prove to be ineffective, which could have a material adverse effect on our ability to conduct our businesses, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In any such event, our property damage and business interruption insurance might not be sufficient to fully offset our losses, which could adversely affect our results of operations and financial condition. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised.

Government policies and actions, and judicial decisions, in Colombia, Peru, Ecuador or Central America could significantly affect the local economy and, as a result, our results of operations and financial condition.

The Colombian government and the Colombian Central Bank have historically exercised and continue to exercise, substantial influence over the Colombian economy; they occasionally make significant changes in monetary, fiscal and regulatory policy. Changes in macroeconomic policies could materially and adversely affect our business and the market value of the ADSs.

Our results of operations and financial condition may be adversely affected by changes in governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, exchange rates, exchange controls, inflation rates, taxation, banking, labor and pension fund regulations and other political or economic developments affecting Colombia, Peru, Ecuador and Central America. The governments in these countries have historically exercised substantial influence over their respective economies, and their policies are likely to continue to have a significant effect on companies operating in such countries, including us. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia, Peru, Ecuador and/or Central America. We cannot predict what policies will be adopted by the governments in these countries and consequently cannot assure you that future developments in government policies or in the economies of these countries will not impair our business or financial condition or the market value of the ADSs.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Panama, Colombia or other countries where we operate could adversely affect our consolidated results.

Uncertainty relating to applicable tax legislation poses a constant risk to us. Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting eligible expenses and deductions, and eliminating incentives and non-taxed income. Currently, Panama imposes no income tax on revenues generated from a source outside Panama and subjects dividends paid to a withholding tax of only 10% of the portion of the dividend that is attributable to Panamanian sourced income (as defined pursuant to the territoriality principles that govern Panamanian tax law) and to a withholding tax of 5% of the portion of the dividend that is attributable to foreign sourced income. Currently Panama does not impose a withholding tax on dividends distributed by entities that do not earn income from Panamanian sources. Nevertheless, we cannot assure you that Panamanian tax laws will not change, and any change could result in the imposition of significant additional taxes. Moreover, the Colombian and Salvadoran governments have significant fiscal deficits that may result in future tax increases. Additional tax regulations could be implemented that could require us to make additional tax payments, negatively affecting our results of operations and cash flow. In addition, national or local taxing authorities may not interpret tax regulations in the same way that we do. Differing interpretations could result in future tax litigation and associated costs.

High rates of inflation may have an adverse impact on our business, results of operations, financial condition and prospects, and the stock market price of the ADSs.

Rates of inflation in the countries in which we operate, like some other countries in Latin America have been historically high, and we cannot assure you inflation will not return to high levels. Inflationary pressures may adversely affect our ability to access foreign financial markets, leading to adverse effects on our capital expenditure plans. In addition, inflationary pressures may, among other things, reduce consumers’ purchasing power or lead certain anti-inflationary policies to be instituted by the relevant governments, such as an increase in interest rates. Recently, inflation has increased, and there is no assurance that measures taken by the relevant governments will suffice to curb inflation. Inflationary pressures may harm our business, results of operations, financial condition and prospects, or adversely affect the price of our ADSs.

Fluctuations in foreign exchange rates and restrictions on currency exchange could negatively affect our financial performance and the market price of the ADSs.

The currency used by us is the U.S. dollar in terms of setting prices for our services, the composition of our statement of financial position and effects on our operating income. We sell most of our services in U.S. dollars or price equivalent to the U.S. dollar, and a large part of our expenses are also denominated in U.S. dollars or equivalents to the U.S. dollar, particularly fuel costs, aircraft leases, insurance and aircraft components and accessories.

In 2012, approximately 66.6% of our costs and expenses and 67.0% of our revenues were denominated in U.S. dollars. The remainder of our expenses and revenues were denominated in currencies of the countries in which we operate, of which the most significant is the Colombian peso. Changes in the exchange rate between the Colombian peso and the U.S. dollar or other currencies in the countries in which we operate could adversely affect our business, financial condition and results of operations. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries.

In addition, a significant amount of our liabilities are denominated in Colombian pesos. At times when the Colombian peso appreciates against the U.S. dollar, the value of these liabilities will increase in U.S. dollar terms, resulting in an increase in our non-operating expenses, which can have a negative effect on our consolidated financial statements and can have a real or perceived impact on our financial performance, which could negatively affect the market price of the ADSs. Our $56.8 million foreign exchange loss in 2012 was principally the result of the appreciation of the Colombian peso in 2012 and our $84.8 million foreign exchange gain in the six months ended June 30, 2013 was principally the result of depreciation of the Colombian peso against the U.S. dollar during the period. Variations in the values of other currencies may have similar effects.

We also have a significant cash balance in bolivares, which currency is subject to Venezuelan exchange controls. In Venezuela, effective 2003, the authorities determined that all remittances abroad had to be approved by the Currency Management Commission or, CADIVI. Despite having availability of bolivares in Venezuela, we have certain restrictions that limit us from freely remitting such funds outside of Venezuela. For example, on February 8, 2013, the Venezuelan government announced that it would change the bolivares-U.S. dollar exchange rate from 4.30 to 6.30. As a result, our losses related to the devaluation of these funds were approximately $9.2 million.

Since 2003, the Venezuelan government decreed that all remittances abroad require the prior approval of CADIVI. During the years ended December 31, 2011 and 2012, we did not obtain approval for remittance of the total amount of funds requested and, as of June 30, 2013, there was a pending amount to be authorized of $31,461,142 related to 2012 and $151,764,708 related to 2013.

Due to the recent death of former President Hugo Chavez in March 2013, future political and economic conditions in Venezuela are uncertain, and we do not know if his recently elected successor will adopt policies more or less favorable to us than those currently in effect. Our operations in Venezuela are significant to us, and we cannot assure you that we will be able to remit any present or future assets from Venezuela in the foreseeable future, and our continuing inability to do so could adversely affect our liquidity, financial condition and results of operations.

Variations in interest rates may have adverse effects on our business, financial condition, results of operations and prospects and the market price of the ADSs.

We are exposed to the risk of interest rate variations. Our Colombian peso-denominated debt is mainly exposed to variations in long-term interest rates and the Colombian 90-day deposit rate for commercial banks (establecimientos bancarios), financial corporations (corporaciones financieras) and financing companies (companies de financiamiento), or DTF, as published by the Colombian Central Bank. Our non-Colombian peso-denominated debt is mainly exposed to variations in the London Interbank Offer Rate, or LIBOR. Any increase in inflation or other macroeconomic pressures may lead to increases in these rates. As of December 31, 2012 and June 30, 2013, respectively, we had approximately $582 million and $456 million in aggregate principal amount of variable-rate debt.

Increases in the above mentioned rates may result in higher debt service payments under our loans, and we may not be able to adjust the prices we charge to offset the impact of these increases. If we are unable to adequately adjust our prices, our revenue might not be sufficient to offset the increased payments due under our loans and this would adversely affect our results of operations. Accordingly, such increases may adversely affect our business, financial condition, results of operations and prospects and the market price of the ADSs.

Risks Relating to the ADSs and our Preferred Shares

Our two principal shareholders have veto power over certain strategic and operating transactions, and their interests may differ significantly from the interests of our other shareholders.

We and our controlling shareholders, Synergy and Kingsland, are parties to a joint action agreement, or the Joint Action Agreement, that gives Synergy and Kingsland veto power over most significant strategic and operating transactions. See “Certain Relationships and Related Party Transactions—Joint Action Agreement.” Assuming that Kingsland converts 69,999,997 common shares into preferred shares and assuming that Synergy and Kingsland dispose of 7,043,368 and 104,817,408 preferred shares, respectively, in the offering of the ADSs, we expect that immediately after giving effect to the offering of the ADSs, Synergy’s investment in us will be approximately 78.3% of our common shares and 52.0% of our total outstanding shares and Kingsland’s investment in us will be approximately 21.7% of our common shares and 14.5% of our total outstanding shares. The Joint Action Agreement gives Synergy and Kingsland veto power over significant strategic and operating transactions including, among others:

•	mergers and consolidations;

•	certain acquisitions or investments in excess of $30 million in any single instance and $75 million in the aggregate during any fiscal year, except as already contemplated in our annual budget;

•	our business plan and annual budget;

•	capital expenditures in excess of $120 million, except as already contemplated in our annual budget;

•	changes to our charter and bylaws or other similar document;

•	issuance of voting stock; and

•	related party transactions.

As a result of the foregoing veto rights, as well as the Synergy Purchase Right and Kingsland Tag-along Right (see “Certain Relationships and Related Party Transactions—Joint Action Agreement”), Synergy and Kingsland have the ability to prevent us from taking strategic and other actions that may be in your best interests, including strategic transactions that might enhance the long-term value of the ADSs and/or provide you with an opportunity to realize a premium on your investment in our ADSs. Mr. José Efromovich, who together with his brother Germán Efromovich indirectly control Synergy, controls OceanAir, which operates under the trade name Avianca Brazil and provides passenger services primarily in the Brazilian market. In addition, the Kriete family, the beneficial owners of Kingsland, have a significant interest in Volaris, a growing Mexican airline that provides passenger service to markets including North America. We cannot predict the extent to which we may compete with OceanAir or Volaris in the future in Brazil, Mexico and elsewhere, and as a result cannot assure you that the interests of Synergy and Kingsland will be aligned with those of the holders of the ADSs and cannot give you any assurance that Synergy and Kingsland will exercise their respective rights under the Joint Action Agreement in a manner that is favorable to your interests as a holder of ADSs.

Our controlling shareholders have the ability to direct our affairs, and their interests could conflict with those of ADS holders.

Upon the consummation of this offering, our controlling shareholders will beneficially own all of our outstanding common shares. Holders of our preferred shares and the ADSs are not entitled to attend or vote at any of our general shareholders’ meetings except under very limited circumstances including:

•	changes to our by-laws which would impair the rights of holders of preferred shares;

•	conversions of preferred shares into common shares;

•	our dissolution, transformation or change of corporate purpose; and

•	the delisting of our preferred shares on the Colombia Stock Exchange.

Holders of our preferred shares and ADSs will not be entitled to vote on other matters, many of which may be significant and may adversely affect the value of our preferred shares and ADSs. As a result, our controlling shareholders have the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

•

the composition of our board of directors and, consequently, any determinations of our board with respect to our business direction and policy, including the appointment and removal of our executive officers;

•	determinations with respect to mergers, other business combinations and other transactions, including those that may result in a change of control;

•	whether dividends are paid or other distributions are made and the amount of any such dividends or distributions;

•	whether we offer preemptive and accretion rights to holders of our preferred or common shares in the event of a capital increase;

•	sales and dispositions of our assets; and

•	the amount of debt financing that we incur.

Our controlling shareholders may direct us to take actions that could be contrary to your interests and may be able to prevent other shareholders, including you, from blocking these actions or from causing different actions to be taken. Also, our controlling shareholders may prevent change of control transactions that might otherwise provide you with an opportunity to dispose of or realize a premium on your investment in our ADSs. In addition, we have entered into various transactions with OceanAir, an entity indirectly controlled by Mr. José Efromovich, including, among other things, licensing our Avianca trademark for use by OceanAir in Brazil, leasing and subleasing aircraft to OceanAir and entering into various agency agreements. See “Certain Relationships and Related Party Transactions.” We cannot assure you that our controlling shareholders will act in a manner consistent with your best interests.

Holders of the ADSs will have even more limited rights than holders of our preferred shares and may encounter difficulties in exercising some of such rights.

Holders of the ADSs may encounter difficulties in exercising some of their rights as shareholders for as long as they hold the ADSs rather than the underlying preferred shares. For example, holders of the ADSs will not be entitled to vote at shareholders’ meetings, and they will only be able to exercise their limited voting rights by giving timely instructions to the depositary in advance of a shareholders’ meeting, and only in respect of certain matters. Moreover, holders of the ADSs will only be entitled to exercise inspection rights through a representative designated for that purpose and such rights may only be exercised 15 business days prior to an ordinary shareholders’ meeting.

The depositary will be the holder of the preferred shares underlying the ADSs and holders may exercise voting rights with respect to the preferred shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. To the limited extent permitted by the deposit agreement, the holders of the ADSs should be able to direct the depositary to vote the underlying preferred shares in accordance with their individual instructions. Nevertheless, holders of ADSs may not receive voting materials in time to instruct the depositary to vote the preferred shares underlying their ADSs. Also, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADS or for the manner of carrying out such instructions, unless such failure can be attributed to gross negligence, bad faith or willful misconduct on the part of the depositary or its agents. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the underlying preferred shares are not voted as requested.

American Depositary Shares on our preferred shares are subject to certain foreign exchange regulations from the Colombian Central Bank that may impose registration requirements upon certain events of the ADS Program

The International Investment Statute of Colombia regulates the manner in which foreign investors may participate in the Colombian securities markets, prescribes registration with the Colombian Central Bank of certain foreign exchange transactions and specifies procedures under which certain types of foreign investments are to be authorized and administered. A holder of ADSs who withdraws preferred shares from the ADS deposit facility under certain circumstances may be required to comply directly with certain requirements under the foreign investment regulations. Under these regulations, the failure of a non-resident investor to comply with foreign exchange regulations may prevent the investor from obtaining remittance payments, including for the payment of dividends, constitute an exchange control violation and/or result in a fine.

Our shareholders’ ability to receive cash dividends may be limited.

Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. Our articles of incorporation provide that all dividends declared by our shareholders’ meeting will be paid equally with respect to all of the preferred shares and common shares. Although our common shareholders have adopted a dividend policy that provides for the payment of at least 15% of our annual consolidated net income to shareholders as a dividend, our common shareholders may at any time, in their sole discretion and for any reason, amend or discontinue the dividend policy. If they decide not to declare a dividend, you will not have any right to participate in or override that decision. Future dividends with respect to shares of our preferred stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our common shareholders and board of directors may deem relevant. As a result, we cannot give you any assurance that we will pay dividends in accordance with our current dividend policy or otherwise.

Holders of our preferred shares are not entitled to preemptive rights, and as a result you may experience substantial dilution upon future issuances of stock by us.

Under our organizational documents, and in accordance with Panamanian law, holders of our preferred shares are not entitled to any preemptive rights with respect to future issuances of capital stock by us. Therefore, unlike companies organized under the laws of many other Latin American jurisdictions, we will be free to issue new shares of stock to other parties without first offering them to our existing preferred shareholders. In the future we may sell common or other shares to persons other than our existing preferred shareholders at a lower price than the shares being sold in this offering, and as a result you may experience substantial dilution of your interest in us.

Future sales of ADSs or our preferred shares after this offering, or conversion of our common shares to preferred shares, could cause the market price of the ADSs or preferred shares to decrease.

Our controlling shareholders are expected to beneficially own approximately 66.5% of our capital stock immediately following this offering (assuming the underwriters’ over-allotment option is not exercised). The market price of the ADSs could drop significantly if our controlling shareholders or other large holders of our capital stock sell a significant amount of such capital stock, or convert a significant number of common shares into our preferred shares, or if the market perceives that such a sale or conversion is likely. We, our controlling shareholders and our directors and executive officers have agreed, subject to certain exceptions, not to issue or transfer, until 180 days after the date of this prospectus, any shares of our capital stock, any options or warrants to purchase shares of our capital stock, or any securities convertible into, or exchangeable for, shares of our capital stock including in the form of ADSs. Nevertheless, after these lock-up agreements expire, our controlling shareholders and our directors will be free to sell and/or convert their shares in the United States, subject to U.S. securities laws, including by depositing them with the depositary and selling them in the form of ADSs, and if any of them does so, this could have a material adverse effect on the market value of the ADSs.

ADS holders may be subject to additional risks related to holding ADSs rather than shares.

Because ADS holders do not hold their shares directly, they are subject to the following additional risks, among others:

•	as an ADS holder, we will not treat you as one of our direct shareholders and you may not be able to exercise shareholder rights;

•

distributions on the preferred shares represented by your ADSs will be paid to the depositary, and before the depositary makes a distribution to you on behalf of your ADSs, withholding taxes, if any, that must be paid will be deducted and the depositary will be required to convert the Colombian pesos received into U.S. dollars. Additionally, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the Colombian pesos received into U.S. dollars, or while it holds the Colombian pesos, you may lose some or all of the U.S. dollar value of the distribution;

•

we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs; and

•	the depositary may take other actions inconsistent with the best interests of ADS holders.

There has been no public market for the ADSs, and an active trading market for the ADSs may not develop or be sustained.

Prior to this offering, there has been a limited public market for the preferred shares in Colombia and no public market for the preferred shares or the ADSs elsewhere. Although the underwriters have advised us that, following the completion of the offering, they intend to make a market in the ADSs, an active and liquid public trading market may not develop or be sustained after this offering. Third parties may not find the ADSs to be attractive and other firms may not be interested in making a market in the ADSs. Also, if you purchase ADSs in this offering, you will pay a price that has not been established in a large public trading market. Illiquid or inactive trading markets generally result in higher price volatility and lower efficiency in the execution of sale and purchase orders. The initial public offering price of the ADSs has been determined through negotiations between us and the representatives of the underwriters and thus may not be indicative of the market price for our preferred shares after this offering. Consequently, you may not be able to resell the ADSs at the time you desire or above the initial public offering price and you could suffer a loss on your investment. We cannot predict the prices at which the ADSs will trade. For a further discussion of the factors affecting the determination of the initial public offering price of the ADSs, see “Underwriting”.

In addition, holders of ADSs may choose to cancel them and receive instead the underlying preferred shares. The cancellation of a considerable number of ADSs may significantly influence the development of a liquid market for the ADSs, which may have a material adverse effect on the price of the ADSs.

The market price for the ADSs could be highly volatile, and the ADSs could trade at prices below the initial offering price.

Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at, above or near the price you paid for them. The market price and liquidity of the market for our ADSs may be significantly affected by numerous factors, including, among others:

•	fluctuations in our periodic operating results;

•	changes in financial estimates, recommendations or projections by securities analysts;

•	changes in conditions or trends in the airline industry;

•	changes in the economic performance or market valuation of other airlines;

•	announcements by our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

•	increased competition in the airline industry;

•	general economic trends in Colombia, El Salvador, Costa Rica, Peru, Ecuador and the other jurisdictions in which we operate;

•	events affecting equities markets in the countries in which we operate;

•	legal or regulatory measures affecting our financial condition;

•	departures of managers and other key personnel; and

•	potential litigation or the adverse resolution of pending litigation against us or our subsidiaries.

Volatility in the price of the ADSs may be caused by factors outside of our control and may be unrelated to our operating results or disproportionate to the effect upon us of such factors. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against us, as well as announced changes in our business plans or those of competitors, could adversely affect the trading price of the ADSs, regardless of the likely outcome of those developments or proceedings. Broad market and industry factors could also adversely affect the market price of the ADSs, regardless of our actual operating performance. As a result, the ADSs may trade at prices significantly below the initial public offering price.

If holders of ADSs surrender their ADSs and withdraw preferred shares they may face adverse Colombian tax consequences.

Although Colombian tax law does not specifically refer to the tax consequences applicable to an ADS holder withdrawing the underlying preferred shares, we believe, based on the advice of our Colombian counsel, that such a transaction should not result in a taxable event under Colombian law in the case of non-resident entities and non-resident individuals given the nature of the transaction. Nevertheless, this issue is not free from doubt, and the Colombian tax authorities may have a different interpretation of the law and may assess taxes on the conversion of ADSs into preferred shares based upon the difference between the market value of the preferred shares and the adjusted tax basis of the ADSs. Furthermore, an investor who surrenders ADSs and withdraws preferred shares will be subject to income taxes on any gain associated with the sale of such preferred shares. See “Income Tax Consequences—Colombia.”

We have not yet assessed the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We will be required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in our Annual Report on Form 20-F for the year ending December 31, 2014. In addition, our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002. We have not yet commenced the process of assessing the effectiveness of our internal control over financial reporting. This process will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. We cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over our financial reporting. Any failure of our internal controls could result in us not being able to assert that our internal control over financial reporting is effective. If in subsequent years we are unable to assert that our internal control over financial reporting is effective, or if our auditors express an opinion that our internal control over financial reporting is ineffective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the market value of the ADSs.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain New York Stock Exchange, or NYSE, corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our ADSs.

Section 303A of the NYSE Listed Company Manual sets forth certain corporate governance requirements that a company must fulfill in order to be listed on the NYSE. However, exemptions from many of the requirements are available to foreign private issuers such as us. As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the NYSE corporate governance standards from which we are exempt. Our home country standards are those of the Colombian Stock Exchange and Colombian securities laws. Although we are a Panamanian company, our preferred shares are listed on the Colombian Stock Exchange and are subject to Colombian securities laws.

In particular, we are exempt from the requirements of §303A.03 and §303A.04 of the NYSE Listed Company Manual. §303A.03 requires non-management directors to meet regularly in executive sessions without management and independent directors to meet alone in an executive session at least once a year. §303A.04 requires a nominating/corporate governance committee composed of independent directors to be established. Under our bylaws and in accordance with the Colombian Stock Exchange regulations, our non-management directors are not required to meet regularly in executive sessions without management and we are not required to have a nominating/corporate governance committee, although our board of directors has the power to establish such a committee in the future. In addition, we are exempt from the requirements to give shareholders the opportunity to vote on equity-compensation plans and to have a compensation committee composed entirely of independent directors, as defined by the NYSE, and governed by written charters. We are also exempt from certain director independence requirements of the NYSE, the requirement to hold executive sessions of directors without management present, certain additional requirements of audit committees, the requirement to adopt corporate governance guidelines and a code of conduct and annual certification requirements. For more detail on differences in corporate governance between NYSE standards and our home country standards, see “Management—Corporate Governance.” As long as we rely on these foreign private issuer exemptions, the management oversight of our Company may be more limited than if we were not exempt from these requirements of Section 303A.

As a foreign private issuer we will not be subject to U.S. proxy rules and will be exempt from filing certain Exchange Act reports.

As a foreign private issuer, we will be exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We will also be exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. Moreover, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission, or SEC, as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, we would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and qualify for and rely on exemptions from certain corporate governance requirements.

Certain of our shareholders control a majority of the combined voting power of all classes of our voting stock, and we are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange, including:

•	the requirement that a majority of the Board consist of independent directors,

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and

•

the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We rely on these exemptions.

As a result, we do not have a majority of independent directors and our compensation and nominating and corporate governance committees do not consist entirely of independent directors. Accordingly, you do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

We are subject to anti-corruption laws in the jurisdictions in which we operate.

We are subject to a number of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and various other anti-corruption laws. The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. Although our code of ethics and standards of conduct require our employees to comply with the FCPA and similar laws, we have not yet conducted formal FCPA compliance training for our employees and consultants. We are currently developing a more comprehensive global anti-corruption policy and training program, but we do not expect this policy and training program to be implemented until the end of 2013. In addition, despite our ongoing efforts to ensure compliance with the FCPA and similar laws, there can be no assurance that our employees, agents, and the companies to which we outsource certain of our business operations, will not take actions in violation of our policies, for which we may be ultimately held responsible. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual or alleged violations of such laws could also harm our reputation or have an adverse impact on our business, financial condition, results of operations and prospects.

The protections afforded to minority shareholders in Panama are different from, and more limited than, those in the United States and may be more difficult to enforce.

Under Panamanian law, the protections afforded to minority shareholders are different from, and more limited than, those in the United States and some other Latin American countries. For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Panamanian law than under U.S. law as a result of Panama’s short history with these types of claims and the small number of successful cases in each country. In addition, there are different procedural requirements for bringing these types of shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company to do the same.

We may invest or spend the net proceeds from this offering in ways that may not yield an acceptable return to you.

We intend to use a portion of the net proceeds of this offering to finance our fleet modernization plan and for other general corporate purposes, which may include pursuing our strategic interests in the aviation sector in Latin America through acquisitions or other strategic transactions, prepaying outstanding indebtedness and engaging in transactions with our principal shareholders and other related parties. See “Use of Proceeds.” You will have no opportunity to evaluate our decisions and may not agree with the manner in which we spend such proceeds. We may invest or spend our net proceeds from this offering in ways that may not yield an acceptable return to you.

Holders of ADSs may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

We are organized under the laws of Panama, and our principal place of business (domicilio social) is in Bogotá, Colombia. All of our directors, officers and controlling persons reside outside of the United States. In addition, substantially all our assets are located outside of the United States. As a result, it may be difficult for holders of ADSs to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. Based on the opinion of our Panamanian and Colombian counsel, there is doubt as to the enforceability against such persons in Panama and Colombia, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. See “Enforcement of Foreign Judgments.”

Relative illiquidity of the Colombian securities markets may impair the ability of an ADS holder to sell preferred shares.

Our preferred shares are listed on the Colombian Stock Exchange, which is relatively small and illiquid compared to stock exchanges in major financial centers. In addition, a small number of issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Stock Exchange. A liquid trading market for our securities might not develop on the Colombian Stock Exchange. A limited trading market could impair the ability of an ADS holder to sell preferred shares (obtained upon withdrawal of such shares from the ADS facility) on the Colombian Stock Exchange in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

Exchange rate fluctuations may adversely affect the foreign currency value of the preferred shares represented by the ADSs and any dividend or other distributions.

The preferred shares represented by the ADSs will be quoted in Colombian pesos on the Colombian Stock Exchange. Dividends and other distributions, if any, with respect to the preferred shares will be declared in Colombian pesos. Fluctuations in the exchange rate between Colombian pesos and U.S. dollars will affect, among other things, the foreign currency value of any such dividends or distributions.

It may be difficult to enforce your liquidation preference reimbursement right if we enter into a bankruptcy, liquidation or similar proceeding in Panama.

The insolvency laws of Panama, particularly as they relate to the priority of creditors, may be less favorable to your interests than the bankruptcy laws of the United States. Your ability to enforce your liquidation preference reimbursement rights as a holder of ADSs may be limited if we become subject to the insolvency proceedings set forth in Title I of the Third Book of the Commercial Code, as amended from time to time, which establishes the events under which a petition for the declaration of insolvency of a company can be filed before a circuit court, considering that this preference reimbursement will be feasible after payment to third-party creditors.

Our ability to pay dividends would be limited if our relevant operating subsidiaries enters into a bankruptcy, liquidation or similar proceeding in their home jurisdictions.

Our ability to pay dividends may be limited if any of our relevant operating subsidiaries becomes subject to the insolvency proceedings under the applicable laws of Colombia, the Bahamas, El Salvador, Costa Rica or Peru, as amended from time to time, which establish the events under which a company, its creditors or the authorities may request its admission to insolvency proceedings in order to reach an agreement with its creditors as to the terms of its debt structure. In addition, if a debtor breaches an insolvency agreement, or if continuation of a debtor’s business is not economically feasible, the restructured company may be liquidated, and payments of our dividends may also be contingent upon operating subsidiaries’ earnings and business considerations.

Our shares will be traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

Our preferred shares have been traded on the Colombian Stock Exchange since May 2011 and we have applied to have our ADSs representing preferred shares approved for listing on the NYSE. Trading in our ADSs or preferred shares on these markets will take place in different currencies (U.S. dollars on the NYSE and COP on the Colombian Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Colombia). The trading prices of our shares on these two markets may differ due to these and other factors. Any decrease in the price of our preferred shares on the Colombian Stock Exchange could cause a decrease in the trading price of our ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the shares available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying preferred shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

MARKET PRICE OF OUR PREFERRED SHARES

The ADSs

Prior to this offering, there has been no public market for the ADSs. Our ADSs have been authorized for listing on The New York Stock Exchange. We cannot assure you that an active trading market will develop for our ADSs, or that our ADSs will trade in the public market subsequent to the offering at or above the initial public offering price. See “Risk Factors—Risk Factors relating to the ADSs and Preferred Shares—There has been no public market for the ADSs, and an active market for the ADSs may not develop or be sustained.”

Our Preferred Shares

Prior to this offering, there has been a limited public market for our preferred shares and our preferred shares have traded only in Colombia. Our preferred shares are currently registered in the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) kept by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia) and trade on the Colombian Stock Exchange (Bolsa de Valores de Colombia) under the symbol “PFAVH”. On October 17, 2013, the closing price of our preferred shares on the Colombian Stock Exchange was COP 4,015, or $2.13 per share ($17.08 per ADS). Historically, trading volumes of our preferred shares on the Colombian Stock Exchange have been limited, and the prices of our preferred shares on the Colombian Stock Exchange may not necessarily be indicative of the price of the ADSs in this offering.

The following table sets forth for each year since our preferred shares began trading on May 11, 2011 and for the current year the high and low closing prices and average daily trading volumes in Colombian pesos of our preferred shares on the Colombian Stock Exchange as reported by the Colombian Stock Exchange.

	Preferred Shares		Preferred Shares		Preferred Shares
	High	Low	High	Low	Volume
	(in COP/share)		(in US$/share)		(in COP millions)	(in US$ millions)
2011 (beginning from the commencement of trading on May 11, 2011)	5,390	3,105	2.92	1.68	616,955	334.6
2012	4,705	3,290	2.62	1.83	345,228	192.0
2013 (through October 17)	4,645	3,680	2.50	1.98	245,264	132.1

*	COP converted to US$ with the average exchange rate of each period.

The following table sets forth for each quarter since our preferred shares began trading on May 11, 2011, the high and low closing prices and average daily trading volumes in Colombian pesos of our preferred shares on the Colombian Stock Exchange as reported by the Colombian Stock Exchange.

	Preferred Shares		Preferred Shares		Preferred Shares
	High	Low	High	Low	Volume
	(in COP/share)		(in US$/share)		(in COP millions)	(in US$ millions)
2011:
Second quarter (beginning from the commencement of trading on May 11, 2011)	5,390	5,010	3.00	2.79	429,897	239.3
Third quarter	4,975	4,100	2.77	2.29	138,577	77.3
Fourth quarter	4,700	3,105	2.45	1.62	48,481	25.2

2012:
First quarter	4,405	3,290	2.45	1.83	89,576	49.7
Second quarter	4,050	3,595	2.27	2.01	53,217	29.8
Third quarter	4,300	3,850	2.39	2.14	117,263	65.2
Fourth quarter	4,705	4,060	2.61	2.25	85,172	47.2

2013:
First quarter	4,645	4,370	2.59	2.44	88,000	49.1
Second quarter	4,465	4,120	2.40	2.21	91,672	49.2
Third quarter	4,195	3,680	2.20	1.93	53,731	28.2
Fourth quarter (through October 17)	4,015	3,855	2.13	2.04	11,860	6.3

*	COP converted to US$ with the average exchange rate of each period.

The following table sets forth for each of the most recent six months and for the current month the high and low closing prices and average daily trading volumes in Colombian pesos of our preferred shares on the Colombian Stock Exchange as reported by the Colombian Stock Exchange.

	Preferred Shares		Preferred Shares		Preferred Shares
	High	Low	High	Low	Volume
	(in COP/share)		(in US$/share)		(in COP millions)	(in US$ millions)
March 2013	4,640	4,495	2.56	2.48	29,555	16.3
April 2013	4,465	4,250	2.44	2.32	33,600	18.4
May 2013	4,435	4,145	2.40	2.24	40,802	22.1
June 2013	4,375	4,120	2.29	2.16	17,269	9.0
July 2013	4,145	4,025	2.18	2.12	23,720	12.5
August 2013	4,195	4,035	2.20	2.12	12,515	6.6
September 2013	4,025	3,680	2.10	1.92	17,496	9.1
October 2013 (through October 17)	4,015	3,855	2.13	2.04	11,860	6.3

*	COP converted to US$ with the average exchange rate of each period.

Trading in the Colombian securities market

Prior to 2001, there were three stock exchanges in Colombia: the Stock Exchange of Bogota created in 1928, the Stock Exchange of Medellin (1950) and the Stock Exchange of Occidente (1970).

After the limited economic growth during the 1980s, the economic expansion of the 1990s resulted in the Colombian capital markets growing at unprecedented rates, as indicated or measured by listed company’s market capitalization, the total value traded in the stock markets and the total amount of outstanding domestic public and private bonds.

Such rapid growth has resulted in the increased regulation of the Colombian capital markets. In addition, such growth precipitated the merger of the Stock Exchanges of Bogota, Medellin and Occidente into the Colombian Stock Exchange in July 2001.

The Colombian Stock Exchange indices handles relatively minor trading and liquidity compared to stock exchanges in major financial centers. In addition, very few issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Stock Exchange. The Colombian Stock Exchange is subject to the inspection and supervision of the Colombian Financial Superintendency.

On November 22, 2010, the Colombian Stock Exchange completed its equity markets integration process of the Latin American Integrated Market (Mercado Integrado Latinoamericano), with the equity stock markets of Chile and Peru, which allows integrated trading and settlement. The Latin American Integrated Market is the leading market in terms of number of issuers (approximately 554 as of December 2012), the second in terms of market capitalization and the third in terms of volume in Latin America.

The total value of equities traded on the Colombian Stock Exchange during 2012 was COP 71.4 trillion (including spot and repurchase and securities lending transactions). Spot transactions over equities traded during 2012 was COP 45.9 trillion with a daily average of COP 188 billion, representing a nominal increase of 15.8% from the daily average value of equities traded in 2011. Both debt and equity securities are traded on the Colombian Stock Exchange, including stocks and bonds of private sector corporations, although the vast majority of securities traded are fixed income government debt securities.

The table below sets forth certain year-end information concerning equity securities listed on the Colombian Stock Exchange since 2007.

	2012	2011	2010	2009	2008	2007
Number of listed companies	82	83	86	87	89	90
Market capitalization (in trillions of COP)	484	404	418	287	196	205

Source: Colombian Stock Exchange.

At December 31, 2012, the ten companies with the largest market capitalizations on the Colombian Stock Exchange represented approximately 90% of the total market capitalization of all companies listed and the ten most actively traded stocks on the Colombian Stock Exchange during the year 2012 represented 45% of the total trading volume during that period. Annual trading values of equity securities by exchange are set forth in the table below.

Annual Trading Values of Equity Securities (in trillions of COP) Year Ended December 31,
2012	2011	2010	2009	2008	2007
71	68	54	40	40	32

Source: Colombian Stock Exchange.

Price movements in the Colombian equity market are reflected in the indices of equity securities traded on the Colombian Stock Exchange. The Colombian Stock Exchange has different market indices including: (i) the Stock Capitalization Index (COLCAP), (ii) the Stock Liquidity Index (COL20) and (iii) the General Index of the Colombian Stock Exchange (IGBC).

Our preferred shares are included on the COLCAP and IGBC indices.

The COLCAP is a capitalization index that reflects changes in the prices of the 20 most liquid shares of the Colombian Securities Exchange (BVC), where the weight of each share in the index is determined by the corresponding value of the adjusted market capitalization (company’s float multiplied by the last price of its share). The selection function is the measure of liquidity used by the BVC to determine the shares that make up the COLCAP basket. Information on volume, turnover and frequency of each of the eligible shares is required to calculate this function. Recomposition of the index consists of the selection of shares that will make up the share basket of the index for the following year. During the recomposition process, the weight in the index of each share selected for the following quarter is also determined. The COLCAP recomposition is carried out after market closing on the last business day of October and will be in force from the first business day of November of the same year to the last business day of October of the following year. Index rebalancing consists of determining the weight of each share in the basket. COLCAP rebalancing is carried out on the last business day of the months of January, April and July each year. Rebalancing results in the adjustment of the weights of the shares that make up the index to reflect the changes in the adjusted market capitalization of each share. Under certain conditions, shares can be added to or removed from the index during a rebalancing period. Given its replicable index construction, the COLCAP has become the relevant benchmark for the Colombian stock market.

The IGBC is an index comprising stocks that meet certain frequency and turnover criteria. The weight of the shares in the index basket is determined by the amount of shares traded of each constituent. It has 7 sector indices associated with its methodology (Agricultural, Retail, Financial, Industrial, Investment Companies, Public Services and Other Services).

Regulation of the Colombian securities market

Regulatory authorities

The Colombian stock market is regulated by the Colombian Congress and by the Colombian government through the Ministry of Finance and Public Credit and the Colombian Superintendency of Finance. The Colombian Government is responsible for the overall economic policy making in Colombia. Pursuant to Article 150(19)(d) of the Colombian Constitution, the Colombian Congress must determine the principles, criteria and objectives that the National Government of Colombia must observe when regulating all financial activities. Also, under Article 189(24) of the Colombian Constitution, the national government of Colombia must regulate, supervise and control institutions in the financial, insurance and securities industry.

The responsibilities of the Colombian government include the adoption of rules and regulations pertaining to, among other things, the public offering of securities; the operation and administration of the Integral Information System of the Securities Market, and the procedures for registration of securities, the establishment, operation and dissolution of infrastructure providers (such as central securities depositories and stock exchanges, among others), the disclosure obligations of periodic and relevant issuers of securities that are registered in the National Register of Securities and Issuers, regulation of market intermediaries, and establishing transparent criteria and best practices of negotiation.

On July 8, 2005, the Colombian Congress enacted the Colombian Securities Market Law (Ley del Mercado de Valores, Law 964 of 2005). Pursuant to Law 964 and Decree 663 of 1993, the Ministry of Finance and Public Credit is the governmental agency in charge of regulating the financial, insurance and securities markets. Direct supervisory authority of the financial, insurance and securities markets has been entrusted to the Colombian Superintendency of Finance.

Regulatory framework

Law 964 of 2005 provides the principal legal framework that governs the Colombian securities market. The primary scope of Law 964 is to promote the efficiency, transparency and integrity and the development of the Colombian securities market. Law 964 also sets forth certain corporate governance standards for listed companies and issuers, such as the requirement that at least 25% of the board members be “independent” directors (as defined in Law 964), that the company maintain an audit committee with at least three board members, including all independent members, and that the company’s legal representatives adopt and implement internal control procedures and adequate mechanisms for disclosure of information and certify the truthfulness of the financial and other relevant information disclosed to the market.

In order to comply with the foregoing disclosure obligations, issuers must disclose relevant information through the Colombian Superintendency of Finance’s website as soon as the event to be disclosed has occurred or as soon as the issuer knows of its occurrence.

As a general rule, pursuant to Decree 2555, as amended, any transaction involving the sale of publicly traded stock in an amount of Colombian pesos equivalent or superior to 66,000 Units of Real Value (Unidades de Valor Real), an index calculated by the Central Bank of Colombia on a daily basis based on the monthly fluctuation of the consumer price index (índice de precios al consumidor) (equivalent to Ps.13,474,434.6 as of January 31, 2013), must be effected through transaction modules subject to the inspection and supervision of the Colombian Superintendency of Finance. Trading transactions of securities of non-Colombian companies outside Colombia are generally exempt from this requirement. Stock transfers originated in operations different from buying or selling or conducted between two parties who are acting for the same beneficial owner are exempt as well, but must be informed to the Colombian Superintendency of Finance five days prior to the transaction. Decree 2555 expressly prohibits any issuer from registering such transactions which do not comply with these requirements in its share registry.

Regulation of the Colombian Stock Exchange

Trading on the Colombian Stock Exchange is subject to specific private regulations issued by the Colombian Stock Exchange, particularly the General Rules of the Colombian Stock Exchange, as amended from time to time, the Regulation Letter (Circular Única de la Bolsa de Valores de Colombia), as amended from time to time, and Decree 2555 of 2010. These rules mainly govern listing and trading activities in the Colombian Stock Exchange. In particular, they include (i) listing requirements, (ii) suspension and/or cancellation of the securities listed with the Colombian Stock Exchange, and (iii) admission requirements for broker-dealers.

Prior to 1992, settlement procedures for trades on the Colombian Stock Exchange occurred through physical delivery of the securities and were regulated by the Colombian Stock Exchange. Deceval was established in 1992 as a centralized securities depository and clearing facility for securities of private issuers in charge of administering the transfer and registry of securities and facilitating the exercise of economic and political rights of securities holders. Deceval formally began operations in 1994 and its activities are regulated by Law 964 and Decree 2555, as amended. Settlement procedures could then be made either through physical delivery or in book-entry form. Except for some specific public auction procedures, since 2001 the settlement of securities transactions on the Colombian Stock Exchange is customarily made at T+3 through Deceval’s book-entry system. There also exists in Colombia a limited clearing facility through the Colombian Central Bank for government-issued or government-guaranteed securities. In addition, by means of Resolution No. 0093 of 1995, in 1996 the Colombian Stock Exchange implemented an electronic system in order to access the information related to both the stocks and their issuers and the quantities and prices of each offering, demand and transactions traded on the exchanges (Sistema Electrónico Transaccional).

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $219.5 million (after deducting underwriting discounts and estimated transaction expenses payable by us). This amount assumes an offering price of $18.50 per ADS (the midpoint of the price range set forth on the cover page of this prospectus). We expect to use substantially all of the net proceeds to finance our fleet modernization plan, including our proposed acquisition of Airbus, Boeing and ATR aircraft described in “Business—Aircraft,” and any remaining amounts for general corporate purposes. We also expect to finance our fleet modernization plan with a combination of cash generated from operations, bank loans, export credit agency financings, capital and operating leases and other forms of financing that may be attractive from time to time.

We will not receive any proceeds from the sale of ADSs by the selling shareholders.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratio of earnings to fixed charges and preferred share dividends for the periods indicated, using financial information calculated in accordance with IFRS, were:

	Historical			Unaudited Pro forma
	Six Months Ended June 30,	Year Ended December 31,		Six Months Ended June 30,	Year Ended December 31,
	2013	2012	2011	2013	2012
Ratio of earnings to fixed charges and preferred share dividends(1)(2)	2.28x	1.37x	1.63x	2.03x	1.14x

(1)	For purposes of computing our consolidated ratio of earnings to fixed charges, earnings consist of profit before income taxes, interest expense (net of capitalized interest), the portion of rental expense representative of interest expense and amortization of previously capitalized interest. Fixed charges consist of the sum of interest expense, the portion of rental expense representative of interest expense, the amount amortized for debt discount, premium and issuance expense, interest capitalized and preferred dividends paid in each period.

(2)	The pro forma ratio of earnings to fixed charges and preferred share dividends has been computed assuming that dividends amounting to $4.0 million for the six months ended June 30, 2013 and $3.0 million for the year ended December 31, 2012 were respectively paid on the preferred shares issued in connection with this offering as if they had been outstanding since January 1, 2012.

Additionally, the pro forma ratio of earnings to fixed charges includes the adjustments to the pro forma profit before income tax described in the section “Unaudited Pro Forma Consolidated Financial Information”. The unaudited pro forma profit before income tax for the six months ended June 30, 2013 and the year ended December 31, 2012 has been adjusted to illustrate the effect of (i) our issuance in May 2013 of $300 million in aggregate principal amount of 8.375% Senior Notes due 2020, or the Senior Notes, (ii) $213.3 million of debt we incurred between December 31, 2012 and October 9, 2013 in order to finance four new aircrafts, (iii) other net debt we incurred between December 31, 2012 and September 30, 2013, (iv) additional lease commitments for new aircrafts, and (v) amortizations of debt we have made during the aforementioned periods, in each case as if these transactions had occurred on January 1, 2012. These adjustments result in additional aircraft rentals amounting to $6.1 million, and $21.8 million for six months ended June 30, 2013 and the year ended December 31, 2012, respectively, and additional interest expense amounting to $10.1 million and $31.9 million for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively. The additional aircraft rentals include implicit interest amounting to $3.3 million and $11.8 million for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

DIVIDENDS AND DIVIDEND POLICY

The payment of dividends on our shares is subject to the discretion of our shareholders. Under Panamanian law, we may pay dividends only out of retained earnings or capital surplus. So long as we do not default in our payments under our loan agreements, there are no covenants or other restrictions on Avianca Holdings S.A.’s ability to declare and pay dividends. Our articles of incorporation provide that all dividends declared by our board of directors will be paid equally with respect to all of the preferred shares and common shares. Our articles of incorporation also provide that our preferred shares have a right to a minimum preferred dividend that will be paid on a preferential basis over the dividend corresponding to our common stock. See “Description of Capital Stock—Preferred Shares—Minimum Preferred Dividend.”

Our shareholders have adopted a dividend policy that provides for the payment of annual dividends equal to at least 15% of our annual distributable profits (defined below). “Annual distributable profits” are defined in our by-laws as our annual profits (after taxes), minus amounts used to offset losses of previous fiscal periods, minus amounts necessary to fund legal and other reserves, if any. Panamanian law does not currently provide for a required legal reserve.

Holders of the preferred shares and ADSs will be entitled to receive a minimum dividend to be paid preferentially over holders of common shares, so long as dividends have been declared by our shareholders at their annual meeting. If no dividends are declared, none of our shareholders will be entitled to any dividends. If dividends are declared and our annual distributable profits are sufficient to pay a dividend per share of at least COP 50 per share to all our holders of preferred and common shares, such profits will be paid equally with respect to our preferred and common shares. However, if our annual distributable profits are insufficient to pay a dividend of at least COP 50 per share to holders of our preferred and common shares, a minimum preferred dividend of COP 50 per share will be distributed pro rata to the holders of our preferred shares, and any excess above such minimum preferred dividend will be distributed solely to holders of our common shares. See “Description of Capital Stock—Preferred Shares—Minimum Preferred Dividend.”

A majority of our common shareholders may, in their sole discretion and for any reason, amend or discontinue the dividend policy. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant. See “Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—Our controlling shareholders have the ability to direct our affairs and their interests could conflict with those of our ADS holders.”

Avianca and certain of its subsidiaries are parties to bonds, leases and loan agreements that restrict their ability to pay dividends or make distributions to us. For a description of such restrictions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt and Other Financing Agreements.”

On March 21, 2013, an annual dividend of COP 75 ($0.04) per share was declared at our general shareholders meeting which was paid to shareholders of record on April 28, 2013 and represented an aggregate dividend payment of COP 67,598 million ($36.9 million), payable to the holders of the preferred and common shares.

On March 30, 2012, an annual dividend of COP 50 ($0.03) per share was declared at our general shareholders meeting which was paid to shareholders of record on April 27, 2012 and represented in an aggregate dividend payment of COP 45,064 million ($25.6 million), payable to the holders of the preferred and common shares.

Prior to the March 2012 dividend payment, we had not paid a dividend since the combination of Avianca and Taca in 2010.

DILUTION

If you invest in our ADSs in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS and the net tangible book value per ADS after this offering. At June 30, 2013, we had net tangible book value of $582.6 million, corresponding to a net tangible book value of $0.65 per share of capital stock (including common shares and preferred shares) or $5.20 per ADS (using the average of buying and selling rates as reported by the SFC at June 30, 2013 for Colombian pesos into U.S. dollars of COP 1,929.0 per US$1.00 and the ratio of preferred shares to one ADS).

After giving effect to the sale of ADSs that we are offering at an assumed initial public offering price of $18.50 per ADS (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value on an adjusted basis as of June 30, 2013 would have been $6.53 per ADS. This amount represents an immediate increase in net tangible book value of $1.33 per ADS to our existing shareholders and an immediate dilution in net tangible book value of $11.97 per ADS to new investors purchasing ADSs in this offering. We determine dilution by subtracting the as adjusted net tangible book value per ADS after this offering from the amount of cash that a new investor paid for an ADS.

The following table illustrates this dilution:

Assumed initial public offering price per ADS		$18.50
Net tangible book value per ADS as of June 30, 2013	$5.20
Increase per ADS attributable to this offering	$1.33

As adjusted net tangible book value per ADS after this offering		$6.53

Dilution per ADS to new investors in this offering		$11.97

A $1.00 increase (decrease) in the assumed initial public offering price of $18.50 per ADS (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the as adjusted amount of each of cash, cash equivalents and short-term investments, share capital, total equity and total capitalization by approximately $12.5 million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional ADSs in full:

•

the percentage of our outstanding capital stock held by existing shareholders will remain the same except for the percentage of our outstanding capital stock held by Kingsland that will decrease to approximately 11.2% of the total number of our outstanding capital stock outstanding after this offering; and

•	the number of preferred shares held by new investors will increase to 250,561,168, or approximately 25.0% of our total capital stock outstanding after this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term debt, long-term debt and total capitalization as of June 30, 2013 (i) on an actual basis, (ii) as adjusted to reflect the change in our indebtedness from July 1, 2013 as described in “Summary—Recent Developments—Indebtedness”, and (iii) as adjusted to reflect the effect of the sale of the ADSs in this offering at an assumed offering price of $18.50 per ADS (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses payable by us. You should read this table in conjunction with “Selected Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. None of our financial indebtedness is guaranteed by an unaffiliated third party.

	As of June 30, 2013
	Actual	As Adjusted	As Adjusted for this Offering
	(in US$ thousands except share data)
Cash and cash equivalents	614,185	557,696	777,232

Indebtedness:
Short-term indebtedness	302,742	302,725	302,725
Long-term indebtedness	1,860,445	1,909,249	1,909,249

Total indebtedness	2,163,187	2,211,974	2,211,974

Shareholders’ equity:
Common stock	92,675	92,675	83,225
Preferred stock including shares represented by the ADSs	19,448	19,448	41,398
Additional paid-in capital on common stock	263,178	263,178	236,342
Additional paid in capital on preferred stock	269,598	269,598	503,470
Retained earnings	255,809	255,809	255,809
Revaluation surplus	25,418	25,418	25,418

Total equity attributable to us	926,126	926,126	1,145,662
Non-controlling interests	8,734	8,734	8,734

Total shareholders’ equity	934,860	934,860	1,154,396

Total capitalization	3,098,047	3,146,834	3,366,370

SELECTED FINANCIAL AND OPERATING DATA

The following tables present selected consolidated financial and operating data as of the dates and for the periods indicated. We prepare consolidated financial statements in accordance with IFRS in U.S. dollars. You should read this information in conjunction with our consolidated financial statements prepared in accordance with IFRS, together with the notes thereto, included in this prospectus, “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Results of Operations and Financial Condition.”

The selected consolidated financial information as of January 1, 2011 (the date of our transition to IFRS) and December 31, 2011 and 2012 and for the years ended December 31, 2011 and 2012 has been derived from our audited consolidated financial statements prepared in accordance with IFRS included in this prospectus. The selected consolidated financial information as of June 30, 2013 and for the six months ended June 30, 2012 and 2013 have been derived from our unaudited condensed consolidated financial statements prepared in accordance with IFRS included in this prospectus. Our results of operations for the six months ended June 30, 2013 are not necessarily indicative of our results to be expected for the year ended December 31, 2013 or for any other period.

On December 11, 2012, our board of directors approved our adoption of IFRS. We used a transition date of January 1, 2011, and therefore our consolidated financial statements as of and for the year ended December 31, 2012 were our first annual audited consolidated financial statements required to be prepared in accordance with IFRS. We have not prepared any financial information in accordance with IFRS as of or for any prior periods. For periods prior to 2012, we prepared our audited consolidated financial statements solely in accordance with Colombian GAAP.

IFRS 1—First-time Adoption of International Financial Reporting Standards governs the adoption of IFRS and first time preparation of consolidated financial statements and provides for certain exceptions and exemptions. See Note 33 to our audited consolidated financial statements for a description of how the transition from Colombian GAAP to IFRS affected our reported financial position and financial performance as of and for the periods covered.

	As of June 30,	As of December 31,		As of January 1,
	2013	2012	2011	2011
	(Unaudited)
	(in US$ thousands)
BALANCE SHEET DATA
Assets
Current assets:
Cash and cash equivalents	$614,185	$402,997	$288,726	$274,171
Restricted cash	4,923	6,547	1,815	7,753
Available-for-sale securities	19,027	19,460	—	6,500
Accounts receivable, net of provision for doubtful accounts	319,648	202,962	186,353	161,349
Accounts receivable from related parties	30,301	29,427	7,836	9,716
Expendable spare parts and supplies, net of provision for obsolescence	51,954	48,796	45,235	48,079
Prepaid expenses	51,807	54,512	51,603	43,333
Assets held for sale	3,631	9,832	28,339	9,091
Deposits and other assets	70,944	105,028	295,609	194,102

Total current assets	1,166,420	879,561	905,516	754,094
Non-current assets:
Available-for-sale securities	11,168	13,165	30,052	25,123
Deposits and other assets	227,383	221,558	221,712	181,644
Accounts receivable, net of provision for doubtful accounts	69,041	64,540	41,755	34,950
Accounts receivable from related parties	22,644	24,001	56,167	55,890
Intangible assets	352,231	344,908	340,496	331,515
Deferred tax assets	34,699	73,644	70,513	76,693
Property and equipment, net	2,911,146	2,699,546	2,309,477	2,156,795

Total non-current assets	3,628,312	3,441,362	3,070,172	2,862,610

Total assets	$4,794,732	$4,320,923	$3,975,688	$3,616,704

	As of June 30,	As of December 31,		As of January 1,
	2013	2012	2011	2011
	(Unaudited)
	(in US$ thousands)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	$302,742	$282,145	$283,520	$285,000
Accounts payable	501,736	488,568	449,695	366,460
Accounts payable to related parties	5,544	7,309	13,746	2,909
Accrued expenses	146,792	181,802	119,235	101,674
Provisions for legal claims	7,568	7,903	11,060	43,021
Provisions for return conditions	—	7,598	10,987	10,939
Employee benefits	52,919	57,241	44,390	45,675
Air traffic liability	611,528	468,789	417,745	389,957
Other liabilities	21,218	29,470	38,333	40,914

Total current liabilities	1,650,047	1,530,825	1,388,711	1,286,549
Non-current liabilities:
Long-term debt	1,860,445	1,572,299	1,375,994	1,505,912
Accounts payable	2,734	3,041	19,596	35,052
Provisions for return conditions	72,785	59,297	57,792	27,807
Employee benefits	265,784	400,831	340,366	317,016
Deferred tax liabilities	8,077	2,528	2,134	1,008

Total non-current liabilities	2,209,825	2,037,996	1,795,882	1,886,795

Total liabilities	3,859,872	3,568,821	3,184,593	3,173,344
Equity:
Common stock	92,675	92,675	92,675	100,163
Preferred stock	19,448	19,473	19,988	—
Additional paid-in capital on common stock	263,178	263,178	263,178	284,444
Additional paid-in capital on preferred stock	269,598	270,061	279,112	—
Retained earnings	255,809	68,153	96,167	21,317
Revaluation and other reserve	25,418	25,418	27,059	25,510

Total equity attributable to the Company	926,126	738,958	778,179	431,434
Non-controlling interest	8,734	13,144	12,916	11,926

Total equity	934,860	752,102	791,095	443,360

Total liabilities and equity	$4,794,732	$4,320,923	$3,975,688	$3,616,704

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2013	2012	2012	2011
	(Unaudited)
	(in US$ thousands, except per share data)
INCOME STATEMENT DATA
Operating revenue:
Passenger	$1,843,562	$1,738,021	$3,550,559	$3,182,953
Cargo and other	379,550	340,705	719,097	611,475

Total operating revenue	2,223,112	2,078,726	4,269,656	3,794,428

Operating expenses:
Flight operations	40,940	42,054	84,774	79,934
Aircraft fuel	652,153	639,874	1,305,396	1,123,547
Ground operations	166,929	156,056	321,552	279,607
Aircraft rentals	140,546	132,444	255,566	214,861
Passenger services	68,244	63,733	132,823	115,049
Maintenance and repairs	103,256	107,194	222,705	228,280
Air traffic	88,673	84,559	169,650	177,407
Sales and marketing	309,798	291,568	522,645	500,822
General, administrative and other	112,445	86,957	206,666	184,700
Salaries, wages and benefits	335,780	316,932	644,901	561,331
Depreciation, amortization and impairment	66,338	63,485	122,080	126,507

Total operating expenses	2,085,102	1,984,856	3,988,758	3,592,045

Operating profit	138,010	93,870	280,898	202,383
Interest expense	(50,255)	(52,612)	(122,112)	(90,778)
Interest income	7,950	12,157	25,006	33,649
Derivative instruments	(5,861)	(14,152)	(24,042)	(3,164)
Foreign exchange	84,850	(73,675)	(56,788)	1,600

Profit (loss) before income tax	174,694	(34,412)	102,962	143,690
Total income tax expense	(27,188)	(11,265)	64,705	43,814

Net profit (loss) for the period	$147,506	$(45,677)	$38,257	$99,876
Net profit (loss) attributable to equity holders of the parent	153,850	(49,270)	35,141	98,886
Net profit (loss) attributable to non-controlling interest	(6,344)	3,593	3,116	990
Basic and diluted earnings per share (common and preferred)	0.16	(0.05)	0.04	0.11
Preferred share dividends per share (COP / US$)(1)	N/A	N/A	75 / 0.04	50 / 0.03
Weighted average of common shares used in computing earnings per share (thousands)	741,400	741,400	741,400	761,369
Weighted average of preferred shares used in computing earnings per share (thousands)	155,587	159,549	158,081	114,939

CASH FLOW DATA
Net cash provided by operating activities	$157,214	$135,938	$391,226	$330,312
Net cash (used in) provided by investing activities	(105,787)	86,622	(300,805)	(371,179)
Net cash provided by (used in) financing activities	143,083	(139,132)	16,744	57,001

OTHER FINANCIAL DATA
Adjusted EBITDAR(2)	$344,894	$289,799	$658,544	$543,751
Operating margin(3)	6.2%	4.5%	6.6%	5.3%
Adjusted EBITDAR margin(4)	15.5%	13.9%	15.4%	14.3%

	For the Six Months Ended June 30,		For the Year Ended December 31,		For the Eleven Months Ended December 31,
	2013	2012	2012	2011	2010(26)
OPERATING DATA (Unaudited)(5)(6)
Total passengers carried (in thousands)	11,924	10,911	23,093	20,455	16,061
Revenue passengers carried (in thousands)(7)	11,555	10,586	22,425	19,909	15,639
Revenue passenger kilometers (RPK) (in millions)(8)	14,995	13,813	29,072	26,368	21,065
Available seat kilometers (ASK) (in millions)(9)	18,858	17,624	36,545	33,136	26,463
Load factor(10)	79.5%	78.4%	79.6%	79.6%	79.6%
Block hours(11)	236,729	226,168	466,439	429,712	346,484
Average daily aircraft utilization(12)	10.0	10.1	10.2	9.9	9.3
Average one-way passenger fare	160	164	158	160	—
Yield(13)	12.3	12.6	12.2	12.1	—
Passenger revenue per ASK (PRASK)(14)	9.8	9.9	9.7	9.6	—
Operating revenue per ASK (RASK)(15)	11.8	11.8	11.7	11.5	—
Cost per ASK (CASK)(16)	11.1	11.3	10.9	10.8	—
CASK excluding fuel	7.6	7.6	7.3	7.4	—
Revenue ton kilometers (RTK)(17)	375	356	748	695	677
Available ton kilometers (ATK)(18)	654	588	1,198	1,087	974
Gallons of fuel consumed (in thousands)	200,225	187,614	388,066	350,122	300,703
Average price of jet fuel into plane (net of hedge) ($/gallon)	3.22	3.35	3.33	3.15	—
Average stage length (kilometers)(19)	1,008	1,030	1,056	1,063	1,030
On-time domestic departure(20)	75.2%	61.3%	66.4%	70.1%	72.5%
On-time international departure(21)	83.5%	78.3%	79.2%	79.3%	83.8%
Completion rate(22)	98.3%	97.8%	98.3%	98.3%	99.5%
Technical dispatch reliability(23)	99.5%	99.5%	99.5%	99.3%	99.1%
Departures	126,626	119,153	247,365	228,056	183,866
Average daily departures	703	658	678	627	552
Average number of aircraft(24)	131.7	124.2	125.7	119.8	112.3
Airports served at period end	98	96	98	110	103
Routes served at period end	159	167	169	168	156
Direct sales as % of total sales(25)	33.0%	32.3%	33.3%	32.1%	—
Full-time employees and cooperative members at period end	18,335	17,538	18,071	17,360	15,340
Revenue per full-time employee plus cooperative members ($)	121	119	236	219	—

(1)	Dividends of 75/0.04 COP/US$ per preferred share were declared and paid in March 2013 based on profits for the year 2012. Dividends of 50/0.03 COP/US$ per preferred share were declared and paid in March 2012 based on profits for the year 2011.
(2)	Adjusted EBITDAR represents our consolidated net profit for the year plus the sum of income tax expense, depreciation, amortization and impairment and aircraft rentals , minus interest expense, minus interest income, minus derivative instruments, minus foreign exchange. Adjusted EBITDAR is presented as supplemental information, because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, Adjusted EBITDAR should not be considered in isolation, as a substitute for net profit determined in accordance with IFRS or as a measure of a company’s profitability. In addition, our calculation of Adjusted EBITDAR may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to Adjusted EBITDAR for the specified periods:

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
Net profit (loss) for the year	147,506	(45,677)	$38,257	$99,876
Add: Income tax expense	27,188	11,265	64,705	43,814
Add: Depreciation, amortization and impairment	66,338	63,485	122,080	126,507
Add: Aircraft rentals	140,546	132,444	255,566	214,861
Minus: Interest expense	(50,255)	(52,612)	(122,112)	(90,778)
Minus: Interest income	7,950	12,157	25,006	33,649
Minus: Derivative instruments	(5,861)	(14,152)	(24,042)	(3,164)
Minus: Foreign exchange	84,850	(73,675)	(56,788)	1,600

Adjusted EBITDAR	$344,894	$289,799	$658,544	$543,751

(3)	Operating margin represents operating profit divided by total operating revenue.
(4)	Adjusted EBITDAR margin represents Adjusted EBITDAR divided by total operating revenue.
(5)	Operating data does not include cargo operations except for block hours, departures, average daily aircraft utilization, gallons of fuel consumed, average price of jet fuel into plane (net of hedge), average number of aircraft, full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members, RTK and ATK.
(6)	Operating data does not include regional operations in Central America except for airports served at period end, routes served, full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members.
(7)	Total number of paying passengers (excluding all passengers redeeming LifeMiles frequent flyer miles and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).
(8)	Revenue passenger kilometers (RPKs) represent the number of kilometers flown by scheduled revenue passengers.
(9)	Aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(10)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger kilometers by available seat kilometers.
(11)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.
(12)	Average number of block hours operated per day per average number of passenger aircraft.
(13)	Average amount (in U.S. cents) one passenger pays to fly one kilometer.
(14)	Passenger revenue (in U.S. cents) divided by the number of available seat kilometers.
(15)	“Operating revenue per available seat kilometer” (RASK) represents operating revenue (in U.S. cents) divided by available seat kilometers.

(16)	“Cost per available seat kilometer” (CASK) represents service rendering costs and operating expenses (in U.S. cents) divided by available seat kilometers.
(17)	“Revenue ton kilometers” (RTKs) represent the total cargo tonnage uplifted multiplied by the number of kilometers the cargo is flown.
(18)	“Available ton kilometers” (ATKs) represent cargo ton capacity multiplied by the number of kilometers the cargo is flown.
(19)	The average number of kilometers flown per flight.
(20)	Percentage of domestic scheduled flights that depart from the gate within 15 minutes of the scheduled departure time.
(21)	Percentage of international scheduled flights that depart from the gate within 15 minutes of the scheduled departure time.
(22)	Percentage of scheduled flights that arrive at the destination gate (other than flights cancelled with at least 48 hours’ notice).
(23)	Percentage of scheduled flights that are not delayed at departure more than 15 minutes or cancelled, in each case, due to technical problems.
(24)	Includes only aircraft in service.
(25)	Direct sales include sales from our ticket offices, our call centers, direct agents and our website.
(26)	Certain items of operating data are not available for the eleven months ended December 31, 2010 because we do not have audited financial information under IFRS available for any period prior to January 1, 2011, our transition date to IFRS. We present operating data for the eleven-month period ended December 31, 2010 because we became the parent company of Avianca and Taca on February 1, 2010 in connection with the combination of Avianca and Taca. As a result, our operating data for the eleven-month period ended December 31, 2010 is not directly comparable to our operating data for the full fiscal years ended December 31, 2011 and 2012. This lack of comparability is heightened by the fact that our business is seasonal, and January is typically one of our busiest months.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information has been derived from the unaudited interim financial statements for the six months ended June 30, 2013 and the audited financial statements for the year ended December 31, 2012 included elsewhere in this prospectus.

The unaudited pro forma consolidated statements of comprehensive income for the six months ended June 30, 2013 and the year ended December 31, 2012 have been adjusted to illustrate the effect of (i) our issuance in May 2013 of $300 million in aggregate principal amount of 8.375% Senior Notes due 2020, or the Senior Notes, (ii) the $213.3 million of debt we incurred between December 31, 2012 and September 30, 2013 in order to finance four new aircraft, (iii) other net debt we incurred between December 31, 2012 and September 30, 2013, (iv) additional lease commitments for new aircraft and (v) debt amortization payments we have made during the aforementioned period, in each case, as if these transactions had occurred on January 1, 2012.

The unaudited pro forma per share data for the six months ended June 30, 2013 and the year ended December 31, 2012 have been adjusted to illustrate the effect of this offering as if it occurred on January 1, 2012.

The pro forma adjustments are based on certain estimates and assumptions that management believes are reasonable under the circumstances. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing as of the date of the pro forma transactions, the date of this prospectus or any future date. The historical consolidated financial information has been adjusted in the unaudited pro forma consolidated financial information to give effect to pro forma events that are (1) directly attributable to the pro forma transactions, (2) factually supportable, and (3) with respect to the statements of comprehensive income, expected to have a continuing impact on the consolidated results. The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma consolidated financial information.

The unaudited pro forma consolidated financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what our consolidated financial position or results of operations actually would have been had the pro forma transactions occurred as of the dates indicated. In addition, the unaudited pro forma consolidated financial information does not purport to project our future financial position or operating results.

Unaudited Pro Forma Interim Condensed Consolidated Statements of Comprehensive Income

For the Six Months Ended June 30, 2013

(In US$ thousands, except per share data)

		For the Six Months Ended June 30, 2013
	Notes	Historical	Unaudited Pro Forma Adjustments	Unaudited Pro Forma
Operating revenue:
Passenger		$1,843,562	$—	$1,843,562
Cargo and other		379,550	—	379,550

Total operating revenue		2,223,112	—	2,223,112

Operating expenses:
Flight operations		40,940	—	40,940
Aircraft fuel		652,153	—	652,153
Ground operations		166,929	—	166,929
Aircraft rentals	3	140,546	6,095	146,641
Passenger services		68,244	—	68,244
Maintenance and repairs		103,256	—	103,256
Air traffic		88,673	—	88,673
Sales and marketing		309,798	—	309,798
General, administrative and other		112,445	—	112,445
Salaries, wages and benefits		335,780	—	335,780
Depreciation, amortization and impairment		66,338	—	66,338

Total operating expenses		2,085,102	6,095	2,091,197

Operating profit		138,010	(6,095)	131,915

Interest expense	2	(50,255)	(10,067)	(60,332)
Interest income		7,950	—	7,950
Derivative instruments		(5,861)	—	(5,861)
Foreign exchange		84,850	—	84,850

Profit before income tax		174,694	(16,162)	158,532
Total income tax expense	4	(27,188)	296	(26,892)

Net profit for the period		$147,506	$(15,866)	$131,640

See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

Unaudited Pro Forma Consolidated Statements of Comprehensive Income

For the Year Ended December 31, 2012

(In US$ thousands, except per share data)

		For the Year Ended December 31, 2012
	Notes	Historical	Unaudited Pro Forma Adjustments	Unaudited Pro Forma
Operating revenue:
Passenger		$3,550,559	$—	$3,550,559
Cargo and other		719,097	—	719,097

Total operating revenue		4,269,656	—	4,269,656

Operating expenses:
Flight operations		84,774	—	84,774
Aircraft fuel		1,305,396	—	1,305,396
Ground operations		321,552	—	321,552
Aircraft rentals	3	255,566	21,837	277,403
Passenger services		132,823	—	132,823
Maintenance and repairs		222,705	—	222,705
Air traffic		169,650	—	169,650
Sales and marketing		522,645	—	522,645
General, administrative and other		206,666	—	206,666
Salaries, wages and benefits		644,901	—	644,901
Depreciation, amortization and impairment		122,080	—	122,080

Total operating expenses		3,988,758	21,837	4,010,595

Operating profit		280,898	(21,837)	259,061

Interest expense	2	(122,112)	(31,855)	(153,967)
Interest income		25,006	—	25,006
Derivative instruments		(24,042)	—	(24,042)
Foreign exchange		(56,788)	—	(56,788)
Profit before income tax		102,962	(53,692)	49,270
Total income tax expense	4	(64,705)	6,211	(58,494)

Net profit/(loss) for the year		$38,257	$(47,481)	$(9,224)

See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

Unaudited Pro Forma Interim Per Share Data

For the Six Months Ended June 30, 2013

(In US$ thousands, except per share data)

		For the Six Months Ended June 30, 2013
	Notes	Historical	Pro Forma Adjustments	Unaudited Pro Forma
Net profit attributable to Avianca Holdings, S.A.		$147,506	$(15,866)	$131,640

Weighted average number of shares (basic and diluted)
(in thousands of shares)
Common stock		741,400	(75,600)	665,800
Preferred stock		155,587	175,600	331,187

Basic and diluted earnings per share
Common stock	1,2,3,4	0.16	(0.03)	0.13
Preferred stock	1,2,3,4	0.16	(0.03)	0.13

Unaudited Pro Forma Per Share Data

For the Year Ended December 31, 2012

(In US$ thousands, except per share data)

		For the Year Ended December 31, 2012
	Notes	Historical	Pro Forma Adjustments	Unaudited Pro Forma
Net profit/(loss) attributable to Avianca Holdings, S.A.		$38,257	$(47,481)	$(9,224)

Weighted average number of shares (basic and diluted)
(in thousands of shares)
Common stock		741,400	(75,600)	665,800
Preferred stock		158,081	175,600	333,681

Basic and diluted earnings per share
Common stock	1,2,3,4	0.04	(0.05)	(0.01)
Preferred stock	1,2,3,4	0.04	(0.05)	(0.01)

See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

NOTES TO THE UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL INFORMATION

Description of Pro Forma Adjustments to the Statement of Comprehensive Income

2013 Senior Notes

On May 10, 2013, we issued the Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi-annually in arrears on May 10 and November 10, beginning on November 10, 2013.

Fleet Expansion

Between January 1, 2013 and September 30, 2013 we have entered into various agreements including additional indebtedness and operating leases to expand our fleet. We took delivery of one A319, one A320 and two A330 freighters as owned aircraft and additionally, we took delivery of three A320 and one A330 under operating lease agreements during this timeframe.

The unaudited pro forma consolidated financial information reflects the after-tax impact of such transactions only on interest expense and lease costs. No pro forma adjustment has been made for the incremental revenue and operating costs associated with operating these aircrafts as if they had been part of our fleet since January 1, 2012.

•       Additional Indebtedness

Between December 31, 2012 and September 30, 2013, we incurred $213.3 million of new debt to finance four of our new aircraft. During the same period, we incurred additional $325.8 million of new debt (including the Senior Notes) and made debt amortization payments amounting to $124.1 million. In the unaudited pro forma consolidated financial information, no incremental revenues or operating expenses have been assumed for the four aircraft delivered in 2013.

•       Leases

Between January 1, 2013 and September 30, 2013, we accepted delivery of eight new Airbus aircraft, consisting of four A320s, two A330, one A319 and one A330F. We financed four of these aircraft with operating leases and the other four with debt. In the unaudited pro forma consolidated financial information, no incremental revenues or operating expenses have been assumed for the eight aircraft delivered in 2013.

This Offering

In connection with this offering we will issue 12,500,000 American Depository Shares, or ADSs, each representing 8 of our preferred shares. We estimate that our net proceeds from this offering will be approximately $219.5 million (after deducting underwriting discounts and estimated transaction expenses payable by us), assuming an offering price of $18.50 (the midpoint of the price range set forth on the cover page of this prospectus). In connection with this offering, we expect to recognize certain nonrecurring charges which have not been adjusted in the unaudited pro forma consolidated statements of comprehensive income, as such charges will not have an ongoing impact on our financial results. These charges include underwriting discounts, legal fees and expenses, audit fees and expenses, road show expenses, NYSE listing fees, filing fees and other miscellaneous costs. In addition, 75,599,997 common shares will be converted into preferred shares.

Pro Forma Adjustments to Per Share Data

This note should be read in conjunction with other notes in the unaudited pro forma consolidated financial information. Adjustments included in the column under the heading “Unaudited Pro Forma Adjustments” represent the following:

1.	This reflects the issuance of 12,500,000 American Depository Shares, or ADSs, each representing 8 of our preferred shares. We estimate that our net proceeds from this offering will be approximately $219.5 million (after deducting underwriting discounts and estimated transaction expenses payable by us), assuming an offering price of $18.50 (the midpoint of the price range set forth on the cover page of this prospectus). In addition, 75,599,997 common shares will be converted into preferred shares.

Pro Forma Adjustments to the Statement of Comprehensive Income and Pro Forma Per Share Data

These notes should be read in conjunction with other notes in the unaudited pro forma consolidated financial information. Adjustments included in the column under the heading “Unaudited Pro Forma Adjustments” represent the following:

2.	This reflects the pro forma adjustment to interest expense for the six months ended June 30, 2013 and year ended December 31, 2012 resulting from our new capital structure, which is calculated as follows (dollars in thousands):

	Six months ended June 30, 2013	Year ended December 31, 2012
Interest expense on 2013 Senior Notes	9,155	25,894
Interest expense on additional aircraft debt	2,672	8,073
Interest expense on other additional debt	362	1,350
Decrease in Interest expense due to debt amortization payments	(2,122)	(3,461)

Adjustments to interest expense	10,067	31,855

i.	Pro forma interest expense for the six months ended June 30, 2013 and the twelve months ended December 31, 2012 as a result of the additional borrowings assumes: (1) an estimated average outstanding balance of $120,598 thousand using an average interest rate of 2.59%, (2) borrowing of $28,603 thousand using an average rate of 3.32%, (3) borrowing of $115,477 thousand using an average rate of 2.64% and (4) borrowing of $2,646 thousand using an average rate of 3.38%. For the incremental variable interest rate debt incurred in 2013, a 0.125% variance in assumed interest rates would amount to a change in the total pro forma interest expense of $111 thousand for the six months ended June 30, 2013 and $334 thousand for the twelve months ended December 31, 2012.
ii.	The interest expense on the Senior Notes also includes annual amortization expense of approximately $5,382,000 of deferred financing costs, using a weighted average maturity of 7 years.
iii.	The interest expense on the additional borrowings associated with the acquisition of the aircrafts also represents annual amortization expense on approximately $22,746,000 of deferred financing costs, using a weighted average maturity of 12 years.
iv.	Pro forma decrease in interest expense on debt amortization amounting to $124.1 million as if such payments were made on January 1, 2012.

3.	This adjustment is to record additional lease expense associated with four new aircraft under operating lease.

4.	This adjustment is to record the income tax effect of the unaudited pro forma adjustments based on the tax rates of the jurisdictions where the transactions occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2011 and 2012 and the notes thereto included elsewhere in this prospectus, our unaudited consolidated financial statements as of June 30, 2013 and for the six months ended June 30, 2012 and 2013 included elsewhere in this prospectus, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information,” “Selected Financial and Operating Data” and “Exchange Rates and Foreign Exchange Controls.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Special Note About Forward-Looking Statements” and “Risk Factors.”

On December 11, 2012, our board of directors approved our adoption of IFRS. We used a transition date of January 1, 2011, and therefore our consolidated financial statements as of and for the year ended December 31, 2012 were our first annual consolidated financial statements required to be prepared in accordance with IFRS. We have not prepared any financial information in accordance with IFRS as of or for any prior periods, including the eleven-month period ended December 31, 2010. For periods prior to 2012, we prepared our audited consolidated financial statements solely in accordance with Colombian GAAP.

IFRS 1—First-time Adoption of International Financial Reporting Standards governs the adoption of IFRS and first time preparation of consolidated financial statements and provides for certain exceptions and exemptions. See Note 33 to our audited consolidated financial statements for a description of how the transition from Colombian GAAP to IFRS affected our reported financial position and financial performance as of and for the periods covered.

Overview

We are a leading airline in Latin America. In February 2010, we completed the combination of Avianca and Taca, two established airlines with geographically complementary operations in the Andean region (Colombia, Ecuador and Peru), in the case of Avianca, and Central America (Belize, Guatemala, Costa Rica, Honduras, El Salvador, Nicaragua and Panama) and Peru, in the case of Taca. In 2012, we were the market leader in terms of passengers carried in the domestic market of Colombia (the third largest domestic market in Latin America), according to the Colombian Civil Aviation Authority, and we believe we were the market leader in terms of passengers carried on international flights within the Andean region and Central America (our home markets), according to internal data we derive from MIDT. Our strong presence within the Andean region and Central America enables us to consolidate regional passenger traffic in our hubs and provide connectivity to international destinations, making us a leader in terms of international air passengers carried from our home markets to both North America and South America.

We operate an extensive route network from our strategically located hubs in Colombia, Peru and El Salvador (plus the focus markets of Costa Rica and Ecuador). We offer passenger and cargo service through more than 5,500 weekly scheduled flights to more than 100 destinations in over 25 countries around the world. Our code share alliances, together with our membership in Star Alliance, provide our customers with access to a worldwide network of over 1,200 destinations. During the six months ended June 30, 2013, we transported approximately 11.9 million passengers and 151,248 metric tons of cargo.

Since the combination of Avianca and Taca in February 2010, we have grown significantly. We believe we have already achieved many revenue-enhancing synergies from the integration of Avianca’s and Taca’s networks, which was the initial focus of the combination. We are now ready to implement a second stage of our integration plan focused primarily on achieving cost-oriented synergies from greater operating and administrative efficiencies and economies of scale. Our consolidated operating revenue increased from $3,794.4 million in 2011 to $4,269.7 million in 2012, and our consolidated operating profit increased from $202.4 million for the year ended

December 31, 2011 to $280.9 million in 2012. Our consolidated operating revenue and consolidated operating profit increased from $2,078.7 million and $93.9 million, respectively, for the six months ended June 30, 2012 to $2,223.1 million and $138.0 million, respectively, for the six months ended June 30, 2013. The revenue-enhancing synergies from our network integration allowed us to optimize our route capacity and efficiency, through which we added 40 new routes and increased our available seat kilometers (ASKs) and our total passengers carried 26.6% and 31.8%, respectively, from 2010 (annualized from the eleven-month period from the combination of Avianca and Taca to December 31, 2010) to 2012, while maintaining a stable load factor of 79.6%. Our ASKs and total passengers carried increased 7.0% and 9.3%, respectively, from the six months ended June 30, 2012 to the six months ended June 30, 2013, while our load factor increased from 78.4% to 79.5%.

Our recent growth has been driven primarily by our network integration and rising demand for passenger and cargo services in the Latin American region. In general, our passenger revenues are driven by regional and country-specific economic conditions, competitive activity and the allocation of our capacity throughout our route network. Our passenger demand for both international and domestic flights has risen over the past three years, driven by an improvement in economic conditions in Latin America and in our core markets over the same period. This improvement in economic conditions was characterized by average annual GDP growth from 2010 to 2012 in Latin America, Colombia, Peru and El Salvador of approximately 4.1%, 4.9%, 7.3% and 1.7%, respectively. This increased demand, together with our efforts to optimize our route network following the Avianca-Taca combination, have created opportunities for us to carry more business and leisure passengers, grow revenues and increase our capacity and route network while maintaining a stable load factor.

Our operating expenses also increased by 5.1% for the six months ended June 30, 2013, compared to the same period from the prior year, primarily as a result of growth in our operations. However, our CASK excluding fuel decreased 0.4% for the six months ended June 2013 compared to the same period from the prior year. We are now beginning the implementation of the second stage of our integration plan, which focuses primarily on integrating the Avianca and Taca legacy operational and administrative platforms to achieve cost-oriented synergies from greater efficiencies and economies of scale.

Our operating revenue is derived primarily from passenger transportation. During the six months ended June 30, 2013, we derived approximately 82.9% of our operating revenue from passenger transportation, and 17.1% from our cargo and courier operations and other sources, including our LifeMiles loyalty program and maintenance, training and other airport services provided to other carriers.

Results of Operations

Operating revenue

Passenger revenue. We recognize passenger revenue, including revenue from redemption of rewards under our LifeMiles loyalty program, when transportation service is provided, which we refer to as “flown revenue”. Passenger revenue is a function of the capacity of our aircraft on the routes we fly, our load factors and our yields. Our passenger capacity is measured in terms of available seat kilometers (ASKs), which represent the number of seats available on our aircraft multiplied by the number of kilometers the seats are flown. Our passenger usage is measured in terms of revenue passengers kilometers (RPKs), which represent revenue passengers multiplied by the kilometers these passengers fly. We calculate load factors, or the percentage of our capacity that is actually used by paying customers, by dividing RPKs by ASKs. Our passenger yield is the average amount that one passenger pays to fly one kilometer.

Fares for unused tickets that are expected to expire are recognized as revenue based on historical data and experience. We perform periodic evaluations of this liability, and any resulting adjustments, which can be significant, are recorded in our consolidated statement of comprehensive income. These adjustments relate primarily to the differences arising from actual events and circumstances such as historical fare sale activity and customer travel patterns which may result in refunds, exchanges or forfeited tickets differing significantly from estimates. We evaluate these estimates and assumptions and adjust air traffic liability and passenger revenues as necessary.

Cargo and other. We recognize cargo and courier revenue when transportation and/or services are provided. We carry cargo in our dedicated freighter fleet and, to the extent we have excess capacity, in the bellies of our passenger aircraft. We operate our domestic Colombian courier operations primarily through our DEPRISA brand. Our cargo yield is the average price paid per one kilometer to fly one metric ton of cargo. Cargo revenue is a function of the total metric tons of cargo carried and cargo yield. Courier revenue is a function of the number of packages shipped and the price per package. Our cargo capacity is measured in terms of available ton kilometers (ATKs), which represent our cargo metric ton capacity multiplied by kilometers flown. Our cargo usage is measured in terms of revenue ton kilometers (RTKs), which represent the total metric tons carried multiplied by the kilometers the cargo is flown. Our cargo load factor is determined by dividing RTKs by ATKs.

Our other revenue-generating activities consist primarily of sales of LifeMiles program rewards to banks for use in credit card reward programs (net of the value of the underlying rewards which, when redeemed, are recognized as passenger revenue). Our other revenues also include air transport-related services such as maintenance, crew training and other airport services provided to other carriers through our Avianca Services division, as well as service charges and ticket penalties. Aircraft and property leases, marketing rebates, duty-free sales, charter flights and other general operating revenue are also included in this category.

The following table sets forth our capacity, load factors, yields and operating revenue per available seat kilometer (RASK) for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
Passenger:
Capacity (in ASKs, in millions)	18,858	17,624	36,545	33,136
Load factor(1)	79.5%	78.4%	79.6%	79.6%
Yield (in U.S. cents)(2)	12.3	12.6	12.2	12.1
Total passengers (in thousands)	11,924	10,911	23,093	20,455
Cargo:
Capacity (in ATKs, in millions)	654.4	588.4	1,198	1,087
Load factor(3)	57.3%	60.5%	62.5%	64.0%
Yield (in U.S. cents)(4)	0.54	0.56	0.54	0.50
Cargo (metric tons)	151,248	142,630	299,370	271,958
RASK (in U.S. cents)(5)	11.8	11.8	11.7	11.5

(1)	Percentage of aircraft seating capacity that is actually utilized by paying customers. We calculate passenger load factors by dividing revenues passenger kilometers (RPKs) by available seat kilometers (ASKs).
(2)	Average amount one passenger pays to fly one kilometer.
(3)	We calculate cargo load factors by dividing revenue ton kilometers (RTKs) by available ton kilometers (ATKs).
(4)	Average amount paid to fly one metric ton of cargo one kilometer.
(5)	Operating revenue divided by ASKs.

Operating expenses

The main component of our operating expenses is aircraft fuel expense. During 2012 and the first half of 2013, fuel represented approximately 32.7% and 31.3%, respectively, of our total operating expenses and 30.6% and 29.3%, respectively, of our total operating revenue. In addition to aircraft fuel, our principal operating expense categories consist of salaries, wages and benefits, sales and marketing, ground, general and administrative expenses, aircraft rentals, maintenance and repairs, air traffic, depreciation, amortization and impairment, passenger services and flight operations. A common measure of per-unit costs in the airline industry is cost per available seat kilometer (CASK) which is generally defined as operating expenses divided by ASKs.

Aircraft fuel. Our aircraft fuel expenses refer to our “into-plane” fuel cost (which includes the fuel price, taxes and distribution costs). These expenses are variable and fluctuate based on global oil prices and also vary significantly from country to country primarily due to local distribution and transportation costs and taxes. During the first half of 2013, we purchased approximately 27.3% of our fuel at our largest hub in Bogotá, Colombia where we were able to obtain better fuel distribution prices relative to our other locations of purchase due to volume discounts. We have approximately 30 fuel suppliers across our international network and seek to fuel our aircraft in those cities where fuel prices are lower. From the first half of 2012 to the first half of 2013, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased 4.8% from an average of $128.9 per barrel to an average of $122.7 per barrel.

The following table sets forth certain summary information relating to our fuel expenses for the periods indicated:

	Six Months Ended June 30,		Year ended December 31,
	2013	2012	2012	2011
Average price per gallon of jet fuel into plane (net of hedge) (in US$ dollars)	3.22	3.35	3.33	3.15
Gallons consumed (in thousands)	200,225	187,614	388,066	350,122

*	Data in table does not include regional operations in Central America.

	Six Months Ended June 30,		Year ended December 31,
	2013	2012	2012	2011
Average price per gallon of jet fuel into plane (net of hedge) (in US$ dollars)	3.22	3.35	3.33	3.15
Gallons consumed (in thousands)	186,486	174,288	360,374	324,644
Available seat kilometers (in millions)	18,858	17,624	36,545	33,136
Gallons per ASK (in thousandths)	9.9	9.9	9.9	9.8

*	Data in table does not include regional operations in Central America or cargo operations.

Our total fuel costs are also affected by settlements of our fuel hedge instruments. Our current fuel hedging strategy contemplates hedging approximately 30% to 50% of our projected next 12-month fuel consumption. As of June 30, 2013 we had hedges in place for approximately 31.4% of our projected next 12 month fuel consumption through trust mechanisms and futures, forwards and options contracts. See “—Quantitative and Qualitative Disclosure of Market Risk—Fuel.”

Salaries, wages and benefits. Our salaries, wages and benefits costs related to personnel expenses (including cockpit crew, flight attendants and maintenance, airport and commercial and administrative personnel) have historically increased as our business has grown due to the growth in the number of our employees required to support our increased capacity. In some cases, we adjust salaries of our employees based on changes in the cost of living in the countries where these employees work.

Sales and marketing. Our sales and marketing expenses consist primarily of payments made to travel agents and credit card companies for ticket sales and also include fees related to reservation systems and global distribution systems. Costs related to sales through direct channels, including sales from our ticket offices, our call centers, direct agents and our websites are also included in selling costs. In the first half of 2013, travel agents received average commissions, consisting of base commissions and back-end incentives, equal to approximately 3.1% of ticket prices for ticket sales made in Colombia and 4.4% of ticket prices for ticket sales made in other countries. Base commissions are accounted for as deferred assets and are expensed when transportation is provided. Back-end incentive commissions, which are incentives for particular travel agencies and are paid on a periodic basis based on the achievement of certain sales targets set by us, are expensed when the sale occurs. Back-end incentive commissions are calculated based on the actual amount of sales of a travel agency compared to the target. We have encouraged travel agencies to move from standard base commissions to back-end incentive compensation based on sales volume. During the last three years, our commission expense has decreased as a percentage of our passenger revenue, and we believe it may decrease further as a result of an industry-wide trend to increase the proportion of sales made through direct channels.

Ground operations. Ground operations expenses consist primarily of landing and parking fees, air navigation fees, ramp services and passenger security related costs. These costs are generally correlated with the number of departures and passengers carried.

General, administrative and other. Our general, administrative and other expenses consist primarily of expenses related to administrative personnel expenses, general services and legal and other professional fees. They also include local taxes, such as municipal taxes on sales in Colombia (each municipality has a different rate but the average tax rate is approximately 1% of sales generated in each municipality). Sales in Colombia are subject to value added tax which we withhold on behalf of the government. Revenue from certain of our domestic routes and all cargo revenue are not subject to this tax. We pay value added taxes on all services and products that we purchase but do not collect value added taxes on all revenue, therefore creating a mismatch between the collected and paid value added tax in Colombia, thus creating an additional expense.

Aircraft rentals. Our aircraft rentals expenses consist of leases of aircraft, engines other equipment, and are generally fixed by the terms of our operating lease agreements. As of June 30, 2013, we held 72, or 43.3%, of our total 166 aircraft under operating leases, the majority of which had fixed interest rates and therefore were not exposed to interest rate fluctuations during their term, which averages between six and eight years. As of June 30, 2013, the average term remaining on our aircraft operating leases was three years and four months.

As part of our strategy in recent years, we have replaced some of the operating leased aircraft in our fleet with aircraft financed by debt. Costs relating to aircraft debt are classified as interest expense, reducing our aircraft rental costs. As of June 30, 2013, we held 2, or 1.2%, of our total 166 aircraft under finance leases. As of June 30, 2013, we owned 92, or 55.4%, of our total 166 aircraft.

Maintenance and repairs. Our maintenance and repairs expenses consist primarily of repairs of aircraft components, engines and equipment and routine maintenance for aircraft. We account for engine and other aircraft components overhaul expenses by using the deferral method pursuant to which the cost of the overhaul is capitalized and then amortized until the shorter of the period to the next overhaul (based on total flying hours of each overhauled engine or estimated cycles for other aircraft components) and the end of the lease term. Maintenance of flight and aircraft equipment costs is generally correlated with departures and block hours.

For certain operating leases, we are contractually obligated to return aircraft in a defined condition. We accrue for restitution costs related to aircraft held under operating leases at the time the asset does not meet return conditions criteria and throughout the remaining duration of the lease. Restitution costs are based on the net present value of the estimated average costs of returning the aircraft. These costs are reviewed annually and adjusted as appropriate. Our line maintenance and our airframe heavy maintenance for all fleet types are performed by us at our hubs in Bogotá, Colombia and San Salvador, El Salvador. Line maintenance at other domestic and international destinations is carried out by third-party contractors. We outsource all of our engine and certain other heavy maintenance on aircraft components.

Air traffic. Our air traffic expenses consist primarily of airport facilities expenses, airport outsourced personnel, and costs related to passenger compensation for interrupted or over-booked flights.

Depreciation, amortization and impairment. Our depreciation, amortization and impairment costs include depreciation of aircraft assets owned or under finance leases, depreciation of non-aircraft assets, amortization of capitalized projects owned or under finance leases and amortization of intangible assets. Depreciation, amortization and impairment costs also include impairment expense, which consists of fleet retirement charges including impairment charges for spare parts.

Passenger services. Our passenger services costs consist primarily of costs related to meals and beverages, baggage handling, in-flight entertainment and other costs related to aircraft and airport handling services. These expenses are directly related to the number of passengers we carry and the number of flights we operate, as well as the type of service provided.

Flight operations. Our flight operations expense consists primarily of insurance coverage for hull and liabilities (passenger liability, third-party liability), hull war, hull deductible and war excess and also include hotel accommodation, per diem expense, and training costs. We insure in the London reinsurance market.

Interest income, interest expense, derivative instruments and foreign exchange

Interest income. Interest income comprises interest income on funds invested (including available-for-sale financial assets), changes in the fair value of financial assets and gains on interest rate hedging instruments. Interest income is recognized as accrued using the effective interest rate method.

Interest expense. Interest expense comprises interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets and losses on interest rate hedging instruments. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized using the effective interest method.

Derivative instruments. Derivative instruments include the net effect of changes in fair value of financial instruments as a result of variation in the market value of our instruments.

Foreign exchange. Foreign exchange consists primarily of the net non-cash gain or loss on our assets and liabilities related to the appreciation or depreciation of Colombian pesos against U.S. dollars.

Income taxes

Corporate income tax structure in certain countries. Set forth below are certain highlights relating to the determination of our income tax in certain countries relevant to our operations, in each case as of June 30, 2013.

Colombia. The corporate income tax statutory rate was 33% in 2010, 2011 and 2012 a, and the taxable base is the higher of the presumptive income based on taxable net worth and the ordinary base of taxable net profits. For tax year 2013, due to a tax reform enacted in December 2012, the corporate income tax rate has been reduced to 25%.

Additionally, a new income tax for equity called Impuesto sobre la renta para la equidad, or CREE, with a 9% tax rate, is applicable for 2013, 2014 and 2015. The CREE tax rate will be reduced permanently to 8% starting in 2016. CREE has a similar taxable base to the corporate income tax except for loss carryforward and special deductions such as productive fixed assets that are not deductible. Currently, the Colombian government implements the withholding tax system for the collection of the CREE, and prior to July 1, 2013, corporate taxpayers of the CREE were exempt from payroll taxes, provided that the employees of said taxpayers earn, on an individual basis, at least ten times the legal minimum wage.

The income tax payment is calculated after the application of tax credits originated by advance payments and withholdings. The effective income tax rate for Avianca is lower than the statutory rate due to the application of two mechanisms: first, a tax credit based on the proportion of revenue generated by international flights over total operating revenue; and second, the application of a special deduction based on the value of our investment in productive fixed assets. Both mechanisms are protected from tax reforms until March 2029 through a Legal Stability Contract signed with the Colombian government.

Between 2007 and 2010, an equity tax was levied for taxpayers with a net worth of over COP 3,000 million ($1.7 million). Between 2011 and 2014, an equity tax is being levied at varying rates for taxpayers with a net worth of over COP 1,000 million ($0.6 million). Pursuant to Colombian GAAP, our Colombian subsidiaries booked this equity tax (which includes a surcharge tax) as a deferred liability, amortized over the four-year term of the current equity tax, applying installments in the corresponding periods. Pursuant to IFRS standards, our Colombian subsidiaries booked this equity tax (which includes a surcharge tax) as an expense with a provision recorded from the moment the Company had a present obligation.

El Salvador. The corporate income tax rate is 30%, and the taxable base is net profit for the year (that includes some permanent adjustments between accounting and tax rules). The effective income tax rate for our local legal entity is lower than the statutory rate due to the application of a percentage based on the proportion of flights taking off from El Salvador and other domestic gross revenue items over total revenues. This percentage is applied to the total costs and expenses to obtain the total deductions. The total deductions are then subtracted from taxable income to obtain the taxable net profits subject to the 30% tax rate. A presumptive income tax based on gross revenue has a 1% tax rate unless the tax profit and loss statement generates losses. The income tax payment is calculated after the application of the tax credits originated by advance payments and withholdings.

Peru. The corporate income tax rate is 30%, and the taxable base is net profit for the year (that includes some permanent adjustments between accounting and tax rules). The income tax payment is calculated after the application of the tax credits originated in advance payments and withholdings. A temporary tax on net assets applies, based on the tax value of the net assets booked at the previous tax year closing. This tax rate is 0.4%, which is applied to the net assets which value exceeds an exempted threshold.

Costa Rica. The corporate income tax rate is 30%, and the taxable base is the net profit for the year (that includes some permanent adjustments between the accounting and tax rules). The effective income tax rate for our local legal entity is lower than the statutory rate due to the application of a percentage based on the proportion of flights taking off from Costa Rica and other domestic gross revenue items over total revenue. This percentage is applied to the total costs and expenses to obtain the total deductions. As a result, the total deductions are subtracted from the taxable income to obtain the taxable net profits subject to the 30% tax rate. The income tax payment is calculated after application of the tax credits originated in advance payments and withholdings.

Panama. Revenues at our holding company generated by foreign operations are not subject to taxation in Panama in accordance with Panamanian legislation since it is not deemed to be earning active income from Panamanian sources.

Bahamas. The Commonwealth of the Bahamas does not impose income taxes on companies organized under its jurisdiction. Revenues of our subsidiary Grupo Taca Holdings generated by foreign operations are not subject to taxation in accordance with the legislation of the Bahamas. However, the subsidiaries of Grupo Taca Holdings are subject to local taxes in the jurisdictions in which they operate.

Deferred income tax. Deferred tax is generated by temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated using the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. We book this difference in our income statement as deferred income tax. For the year ended December 31, 2012 and the six months ended June 30, 2013, we determined that we would generate sufficient taxable income to realize our deferred tax assets.

Factors Affecting Comparability

Seasonality

We expect our quarterly operating results to continue to fluctuate from quarter to quarter due to seasonality. This fluctuation is the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs.

Changes in foreign exchange rates

The average foreign exchange rate of the Colombian peso to the U.S. dollar for the first halves of 2012 and 2013 were COP 1,794.0 and COP 1,827.1, respectively. The 8.1% average depreciation of the Colombian peso between these periods had a negative effect on our operational results due to the fact that the percentage of our total revenue denominated in Colombian pesos was greater than the percentage of our total expenses denominated in Colombian pesos for the first half 2013.

Results of Operations for the Six Months Ended June 30, 2012 and 2013

The following table sets forth certain income statement data for the periods indicated:

	Six Months Ended June 30,				% Change
	2013	2012	2013	2012	2012 to 2013
	(Unaudited)
	(in US$ thousands)		(as a % of operating revenue)
Operating revenue:
Passenger	$1,843,562	$1,738,021	82.9%	83.6%	6.1%
Cargo and other	379,550	340,705	17.1%	16.4%	11.4%

Total operating revenue	2,223,112	2,078,726	100.0%	100.0%	6.9%
Operating expenses:
Flight operations	40,940	42,054	1.8%	2.0%	(2.6)%
Aircraft fuel	652,153	639,874	29.3%	30.8%	1.9%
Ground operations	166,929	156,056	7.5%	7.5%	7.0%
Aircraft rentals	140,546	132,444	6.3%	6.4%	6.1%
Passenger services	68,244	63,733	3.1%	3.1%	7.1%
Maintenance and repairs	103,256	107,194	4.6%	5.2%	(3.7)%
Air traffic	88,673	84,559	4.0%	4.1%	4.9%
Sales and marketing	309,798	291,568	13.9%	14.0%	6.3%
General, administrative, and other	112,445	86,957	5.1%	4.2%	29.3%
Salaries, wages and benefits	335,780	316,932	15.1%	15.2%	5.9%
Depreciation, amortization and impairment	66,338	63,485	3.0%	3.1%	4.5%

Total operating expenses	2,085,102	1,984,856	93.8%	95.5%	5.1%

Operating profit	138,010	93,870	6.2%	4.5%	47.0%
Interest expense	(50,255)	(52,612)	(2.3)%	(2.5)%	(4.5)%
Interest income	7,950	12,157	0.4%	0.6%	(34.6)%
Derivative instruments	(5,861)	(14,152)	(0.3)%	(0.7)%	(58.6)%
Foreign exchange	84,850	(73,675)	3.8%	(3.5)%	215.2%

Profit before income tax	174,694	(34,412)	7.9%	(1.7)%	607.7%

Total income tax	(27,188)	(11,265)	(1.2)%	(0.5)%	141.3%

Net profit for the period	$147,506	$(45,677)	6.6%	(2.2)%	422.9%

Net profit

Our net profit was $147.5 million in the first half of 2013, a 422.9% increase from a net loss of $45.6 million in the first half of 2012, primarily as a result of improved operating performance and non-operating gain from foreign exchange translation adjustments. We recorded a net gain on foreign exchange of $84.8 million in the first half of 2013 compared to a net loss of $73.7 million in the first half of 2012, primarily as a result of the 8.1% depreciation of the average exchange rate of the Colombian peso against the U.S. dollar, which produced a gain in the first half of 2013 due to the fact that our average Colombian peso-denominated liabilities exceeded our Colombian peso-denominated monetary assets. During the first half of 2013, our net profit excluding foreign exchange and derivative instrument expense was $68.5 million, a 62.6% increase over $42.1 million in the first half of 2012, primarily as a result of a 47.0% increase in operating profit, reflecting continuing implementation of our integration strategy aimed at capturing revenue synergies as a result of our enhanced network, improved connectivity through our hubs, growth in our LifeMiles loyalty program and improved customer service. Our operating revenue per ASK (RASK) was 11.8 cents for each of the six months ended June 30, 2012 and 2013.

Operating revenue

Our operating revenue was $2,223.1 million in the first half of 2013, a 6.9% increase over $2,078.7 million in the first half of 2012, primarily as a result of a $105.5 million increase in passenger revenue, and a $38.8 million increase in revenue from cargo and other revenues.

Passenger revenue. Our passenger revenue was $1,843.6 million in the first half of 2013, a 6.1% increase over $1,738.0 million in the first half of 2012, primarily as a result of a 9.3% increase in passengers carried in the first half of 2013, from 10.9 million in the first half of 2012 to 11.9 million in the first half of 2013, reflecting our 7.0% capacity increase (consisting of a 4.6% increase in international capacity and a 17.2% increase in our domestic capacity) in terms of ASKs in the first of 2013 compared to the first half of 2012. Our passenger load factor increased to 79.5% for the first half of 2013 from 78.4% for the first half of 2012 despite our 7.0% capacity increase in the first half of 2013. Our passenger yield decreased 2.3% from 12.6 cents in the first half 2012 to 12.3 cents in the first half of 2013.

Cargo and other. Our revenue from cargo and other was $379.6 million in the first half of 2013, an 11.4% increase over $340.7 million in the first half of 2012, primarily as a result of a 57.5% increase in loyalty revenues, from $58.0 million in the first half of 2012 to $91.4 million in the first half of 2013.

Our cargo revenues increased 2.0% to $202.8 million in the first half of 2013, from $198.9 million in the first half of 2012, primarily as a result of a 5.2% increase in traffic in terms of RTKs (from 356 million in the first half of 2012 to 375 million in the first half of 2013) and a 11.2% increase in our cargo capacity in terms of ATKs, primarily as a result of new routes and increased fleet capacity, partially offset by a 3.1% decrease in cargo yields (from 0.56 cents in the first half of 2012 to 0.54 cents in the first half of 2013). As our capacity grew at a higher rate than our usage, primarily as a result of the incorporation of one new A330F aircraft into our fleet, our load factor decreased from 61.0% in the first half 2012 to 57.0% in the first half of 2013.

Our other operating revenues were $143.5 million in the first half of 2013, a 33.5% increase over $107.4 million in the first half of 2012, primarily as a result of a $33.4 million increase in LifeMiles revenue related to increased sales to partners and mileage redemptions. In the first half of 2013, LifeMiles revenues accounted for 63.7% of our total other operating revenues.

Operating expenses

Operating expenses were $2,085.1 million in the first half of 2013, a 5.1% increase over $1,984.9 million in the first half of 2012, primarily as a result of a $25.5 million increase in general, administrative, and other, an $18.8 million increase in salaries, wages and benefits, a $12.3 million increase in aircraft fuel expenses, a $10.9 million increase in ground operations and $8.1 million increase in aircraft rentals. As a percentage of operating revenue, operating expenses decreased from 95.5% in the first half of 2012 to 93.8% in the first half of 2013.

Our operating expenses excluding aircraft fuel cost increased at a slower pace, 6.5%, compared to the increase in our operating revenue, 6.9%, reflecting our efforts to reduce controllable costs. Our CASK excluding fuel decreased 0.4% in the first half of 2013 compared to the first half of 2012. The breakdown of our operating expenses per ASK (CASK) is as follows:

	Six Months Ended June 30,
	2013	2012	% Change
	(in US cents)
Operating expenses per ASK (CASK):
Aircraft fuel	3.46	3.63	(4.7)%
Salaries, wages and benefits	1.78	1.80	(1.0)%
Sales and marketing	1.64	1.65	(0.7)%
Ground operations	0.89	0.89	0.0%
Aircraft rentals	0.75	0.75	(0.8)%
Maintenance and repairs	0.55	0.61	(10.0)%
General, administrative, and other	0.60	0.49	20.9%
Air traffic	0.47	0.48	(2.0)%
Depreciation, amortization and impairment	0.35	0.36	(2.3)%
Passenger services	0.36	0.36	0.1%
Flight operations	0.22	0.24	(9.0)%

Total	11.06	11.26	(1.8)%
Total (excluding fuel)	7.60	7.63	(0.4)%

Aircraft fuel. Aircraft fuel expense was $652.1 million in the first half of 2013, a 1.9% increase over $639.9 million in the first half of 2012, primarily as a result of a 6.7% growth in fuel consumption during the first half of 2013 reflecting a 4.7% increase in our block hours, and partially offset by a 4.5% decrease in our average “into-plane” fuel cost (fuel price plus taxes and distribution costs), which decreased from an average of $3.47 per gallon in the first half of 2012 to an average of $3.30 per gallon in the first half of 2013, and a 2.1% decrease in average stage length. In turn the cost of fuel per ASK decreased 4.7% in the first half of 2013 compared to the first half of 2012 as a result of the foregoing.

Salaries, wages and benefits. Salaries, wages and benefits expenses were $335.8 million in the first half of 2013, a 5.9% increase over $316.9 million in the first half of 2012, primarily as a result of a 4.5% increase in total personnel, from 17,538 at June 30, 2012 to 18,335 at June 30, 2013, mainly related to growth of our operations, particularly as a result of the growth in our domestic Peruvian operations, as well as increases in variable bonus compensation and average salary adjustments based on inflation. In terms of unit cost per ASK, salaries, wages and benefits decreased by 1.0% from 1.80 cents in the first half of 2012 to 1.78 cents in the first half of 2013.

Sales and marketing. Sales and marketing expenses were $309.8 million in the first half of 2013, a 6.3% increase over $291.6 million in the first half of 2012, primarily as a result of an increase in travel agent costs and other commissions due to an 6.1% increase in our passenger revenue, partially offset by a decrease in costs related to packaged travel services and distribution cost optimization initiatives, such as negotiated reduced fees for global distribution systems and increased direct sales. In terms of unit cost per ASK, selling expenses decreased from 1.65 cents in the first half of 2012 to 1.64 cents in the first half of 2013.

Ground operations. Ground operations expense was $166.9 million in the first half of 2013, a 7.0% increase over $156.0 million in the first half of 2012, primarily as a result of an 6.3% increase in departures in the first half of 2013 compared to the first half of 2012, as a result of the introduction of three new routes between June 30, 2012 and June 30, 2013. This increase also reflected price increases in navigation, ramp services and landing and parking rates. In terms of unit cost per ASK, ground operations did not change from the first half of 2012 to the first half of 2013.

General, administrative and other. General, administrative and other expenses were $112.4 million in the first half of 2013, a 29.3% increase from $86.9 million in the first half of 2012, primarily due to a credit of $12.9 million related to a gain on sale of property and flight equipment recorded in the first half of 2012 compared to a loss of $3.1 million recorded in the first half of 2013. Excluding this effect, general, administrative and other increased 9.5% from the first half of 2012 to the first half of 2013, mainly due to an increase in professional fees related to fleet acquisition and special project implementation, including the issuance of the Senior Notes. In terms of unit cost per ASK, general, administrative and other expenses increased 20.9% from 0.49 cents in the first half of 2012 to 0.60 cents in the first half of 2013 and, excluding the effect of gain/loss on sale of property and flight equipment, increased 2.4% between the periods.

Aircraft rentals. Aircraft rentals expense was $140.5 million in the first half of 2013, a 6.1% increase over $132.4 million in the first half of 2012, primarily as a result of our incorporation of seven new aircraft (five A320s and two A330s) under operating leases between June 30, 2012 and June 30, 2013. In terms of unit cost per ASK, aircraft rentals decreased 0.8% from the first half of 2012 to the first half of 2013.

Maintenance and repairs. Maintenance and repairs expense was $103.3 million in the first half of 2013, a 3.7% decrease from $107.2 million in the first half of 2012, primarily as a result of our ongoing fleet modernization program, which we believe reduces our maintenance and repair costs by consolidating a modern and homogenous fleet that requires less maintenance and repairs, and partially offset by a 4.7% increase in block hours in the first half of 2013. In terms of unit cost per ASK, maintenance and repairs decreased 10.0% from 0.61 cents in the first half of 2012 to 0.55 cents in the first half of 2013.

Air traffic. Air traffic expense was $88.7 million in the first half of 2013, a 4.9% increase from $84.6 million in the first half of 2012, primarily as a result of an increase in departures of 6.3%, partially offset by initiatives implemented to increase cost efficiency such as system standardization and airport facilities cost optimization. In terms of unit cost per ASK, air traffic decreased 2.0% from 0.48 cents in the first half of 2012 to 0.47 cents in the first half of 2013.

Depreciation, amortization and impairment. Depreciation, amortization and impairment expense was $66.3 million in the first half of 2013, a 4.5% increase from $63.5 million in the first half of 2012, primarily due to additional owned aircraft financed with debt in our fleet as of June 30, 2013 compared to June 30, 2012. In terms of unit cost per ASK, depreciation, amortization and impairment expense decreased 2.3% from 0.36 cents in the first half of 2012 to 0.35 cents in the first half of 2013.

Passenger services. Passenger services expense was $68.2 million in the first half of 2013, a 7.1% increase over $63.7 million in the first half of 2012, primarily as a result of a 9.3% increase in passengers carried and, to a lesser extent, improvements in on-board service and related equipment across our integrated route network. In terms of unit cost per ASK, passenger services expense increased 0.1% from the first half of 2012 to the first half of 2013.

Flight operations. Flight operations expense was $40.9 million in the first half of 2013, a 2.6% decrease from $42.0 million in the first half of 2012, primarily as a result of a decrease in insurance costs as a result of lower negotiated rates for insurance at renewal due to economies of scale, safety track records and our improved bargaining position as a result of our larger size after the combination of Avianca and Taca. In terms of unit cost per ASK flight operations decreased 9.0% from 0.24 cents in the first half of 2012 to 0.22 cents in the first half of 2013.

Operating profit and operating margin

Our operating profit was $138.0 million in the first half of 2013, a 47.0% increase from $93.9 million in the first half of 2012. Our operating margin increased from 4.5% in the first half of 2012 to 6.2% in the first half of 2013 as a result of our expenses increasing at a lower rate, 5.1%, than our total operating revenues, 6.9%, primarily due to a 6.1% increase in passenger revenue and a 11.4% increase in cargo and other revenue.

Interest expense, interest income, derivative instruments and foreign exchange

Interest expense. Interest expense was $50.3 million in the first half of 2013, a 4.5% decrease from $52.6 million in the first half of 2012, primarily as a result of a decrease in the average interest rate to 4.58% for the first half of 2013 from 4.64% for the first half of 2012.

Interest income. Interest income was $7.9 million in the first half of 2013, a 34.6% decrease from $12.2 million in the first half of 2012, primarily as a result of lower average interest-earning deposits at banks of 2.74% during the first half of 2013 compared to 2.78% during the first half of 2012.

Derivative instruments. Derivative instruments expenses include the net effect of changes in fair value of derivatives (financial instruments). For the first half of 2013 we recognized a loss in fair value of derivative instruments of $5.9 million compared to a loss of $14.2 million in the first half of 2012, primarily as a result of lower negative variation in the market value of our fuel derivatives instruments.

Foreign exchange. We recorded a net gain on foreign exchange of $84.8 million in the first half of 2013 compared to a net loss of $73.7 million in the first half of 2012, primarily as a result of a 8.1% average exchange rate depreciation of the Colombian peso against the U.S. dollar in the first half of 2013 compared with the average exchange rate in the first half of 2012, which produced a gain in the first half of 2013 due to the fact that our average Colombian peso-denominated liabilities exceeded our average Colombian peso-denominated assets.

Provision for income tax expense

Our current income tax expense was $6.2 million in the first half of 2013, a 65.9% decrease compared to current income tax expense of $18.3 million in the first half of 2012. Most of this decrease relates to the mix of profit (loss) before income tax and the income tax rates in the different jurisdictions of our subsidiaries. Our deferred income tax expense was $20.9 million in the first half of 2013, a 396.6% increase from income of $7.0 million in the first half of 2012.

Our total effective tax rate increased from (32.7)% in the first half of 2012 to 15.6% in the first half of 2013, due mainly to exchange rate differences as of June 30, 2013 that had a significant impact on our profits (exchange rate differences are not deductible for income tax purposes).

Results of Operations for the Years Ended December 31, 2011 and December 31, 2012

The following table sets forth certain income statement data for the periods indicated:

	Year Ended December 31,				% Change
	2012	2011	2012	2011	2011 to 2012
	(in US$ thousands)		(as a % of operating revenue)
Operating revenue:
Passenger	$3,550,559	$3,182,953	83.2%	83.9%	11.5%
Cargo and other	719,097	611,475	16.8%	16.1%	17.6%

Total operating revenue	4,269,656	3,794,428	100.0%	100.0%	12.5%
Operating expenses:
Flight operations	84,774	79,934	2.0%	2.1%	6.1%
Aircraft fuel	1,305,396	1,123,547	30.6%	29.6%	16.2%
Ground operations	321,552	279,607	7.5%	7.4%	15.0%
Aircraft rentals	255,566	214,861	6.0%	5.7%	18.9%
Passenger services	132,823	115,049	3.1%	3.0%	15.4%
Maintenance and repairs	222,705	228,280	5.2%	6.0%	(2.4)%
Air traffic	169,650	177,407	4.0%	4.7%	(4.4)%
Sales and marketing	522,645	500,822	12.2%	13.2%	4.4%
General, administrative, and other	206,666	184,700	4.8%	4.9%	11.9%
Salaries, wages and benefits	644,901	561,331	15.1%	14.8%	14.9%
Depreciation, amortization and impairment	122,080	126,507	2.9%	3.3%	(3.5)%

Total operating expenses	3,988,758	3,592,045	93.4%	94.7%	11.0%

Operating profit	280,898	202,383	6.6%	5.3%	38.8%
Interest expense	(122,112)	(90,778)	(2.9)%	(2.4)%	34.5%
Interest income	25,006	33,649	0.6%	0.9%	(25.7)%
Derivative instruments	(24,042)	(3,164)	(0.6)%	(0.1)%	659.9%
Foreign exchange	(56,788)	1,600	(1.3)%	0.0%	(3,649.3)%

Profit before income tax	102,962	143,690	2.4%	3.8%	(28.3)%
Income tax current	(49,884)	(31,881)	(1.2)%	(0.8)%	56.5%

Income tax deferred	(14,821)	(11,933)	(0.3)%	(0.3)%	24.2%

Net profit for the year	$38,257	$99,876	0.9%	2.6%	(61.7)%

Net profit

Our net profit for the year was $38.3 million in 2012, a 61.7% decrease from $99.9 million in 2011, primarily as a result of non-operating losses from foreign exchange translation adjustments. We recorded a net loss on foreign exchange of $56.8 million in 2012 compared to a net gain of $1.6 million in 2011, primarily as a result of the average 2.7% exchange rate appreciation of the Colombian peso against the U.S. dollar, which produced a loss in 2012 due to the fact that our average Colombian peso-denominated liabilities exceeded our Colombian peso-denominated assets. During 2012, our net profit excluding foreign exchange translation adjustment loss and derivative instrument expense was $119.1 million, a 17.4% increase over $101.4 million in 2011, primarily as a result of a 38.8% increase in operating profit, reflecting continuing implementation of our integration strategy aimed at capturing revenue synergies as a result of our enhanced network, improved connectivity through our hubs, our revamped LifeMiles loyalty program and improved customer service.

Our 2012 net profit also reflects the impact in 2012 of our service to Peruvian domestic destinations, which was launched in 2011 following significant investment and did not reach the break-even point by December 31, 2012.

Operating revenue

Our operating revenue was $4,269.7 million in 2012, a 12.5% increase over $3,794.4 million in 2011, as a result of a $367.6 million increase in passenger revenue, and a $107.6 million increase in revenue from cargo and other revenues. Our operating revenue per ASK was 11.7 cents in 2012, a 2.0% increase from 11.5 cents in 2011, primarily as a result of the implementation of improvements in our revenue management practices and consolidation of our combined network and the growth of other lines of revenue, primarily our LifeMiles loyalty program and cargo, in each case as explained more fully below.

Passenger revenue. Our passenger revenue was $3,550.6 million in 2012, an 11.5% increase over $3,183.0 million in 2011, primarily as a result of a 12.7% increase in passengers carried in 2012, from 20.5 million in 2011 to 23.1 million in 2012, reflecting our 10.3% capacity increase (consisting of a 7.9% increase in international capacity and a 21.2% increase in our domestic capacity) in terms of ASKs in 2012. Our passenger load factor remained stable at 79.6% for both 2011 and 2012 despite our 10.3% capacity increase in 2012. Our passenger yield increased 0.8% from 12.1 cents in 2011 to 12.2 cents in 2012.

Cargo and other. Our revenue from cargo and other was $719.1 million in 2012, a 17.6% increase over $611.5 million in 2011, primarily as a result of a 15.0% increase in cargo and courier revenues, from $420.9 million in 2011 to $484.1 million in 2012.

Our cargo revenues increased in 2012 primarily as a result of a 7.6% increase in cargo yields (from 0.50 cents in 2011 to 0.54 cents in 2012) which reflected improved cargo revenue management practices to increase yields by focusing on more profitable routes and a 7.6% increase in traffic in terms of RTKs (from 695 million in 2011 to 748 million in 2012) and a 10.2% increase in our cargo capacity in terms of ATKs, primarily as a result of new routes and incremental capacity in key markets. As our capacity grew at a higher rate than our usage, our load factor decreased from 64.0% in 2011 to 62.5% in 2012.

Our other operating revenues were $235.0 million in 2012, a 23.3% increase over $190.6 million in 2011, primarily as a result of a $38.9 million increase in LifeMiles revenue related to incremental sales to partners and incremental mile redemptions. In 2012, LifeMiles revenues accounted for 55.8% of our total other operating revenues, air transport-related services provided to third parties accounted for 10.4%, 9.3% was derived from aircraft leases and the remaining 24.5% was derived from other sources such as service charges, excess baggage, interline revenues and ticket penalties.

Operating expenses

Operating expenses were $3,988.8 million in 2012, an 11.0% increase over $3,592.0 million in 2011, primarily as a result of a $181.8 million increase in aircraft fuel expenses, an $83.6 million increase in salaries, wages and benefits, a $41.9 million increase in ground operations and $40.7 million increase in aircraft rentals. As a percentage of operating revenue, operating expenses decreased from 94.7% in 2011 to 93.4% in 2012.

Our operating expenses excluding aircraft fuel cost increased at a slower pace, 8.7%, compared to the increase in our operating revenue, 12.5%, reflecting our efforts to reduce controllable costs. As a result, our CASK excluding fuel decreased 1.5% in 2012. The breakdown of our operating expenses per ASK (CASK) is as follows:

	Year Ended December 31,
	2012	2011	% Change
	(in US cents)
Operating expenses per ASK (CASK):
Aircraft fuel	3.57	3.39	5.3%
Salaries, wages and benefits	1.76	1.69	4.2%
Sales and marketing	1.43	1.51	(5.4)%
Ground operations	0.88	0.84	4.3%
Aircraft rentals	0.70	0.65	7.8%
Maintenance and repairs	0.61	0.69	(11.5)%
General, administrative, and other	0.57	0.56	1.5%
Air traffic	0.46	0.54	(13.3)%
Depreciation, amortization and impairment	0.33	0.38	(12.5)%
Passenger services	0.36	0.35	4.7%
Flight operations	0.23	0.24	(3.8)%

Total	10.91	10.84	0.7%
Total (excluding fuel)	7.34	7.45	(1.5)%

Aircraft fuel. Aircraft fuel expense was $1,305.4 million in 2012, a 16.2% increase over $1,123.5 million in 2011, primarily as a result of a 10.8% growth in fuel consumption during 2012 reflecting an 8.5% increase in our block hours and a 5.6% increase in our average “into-plane” fuel cost (fuel price plus taxes and distribution costs), which increased from an average of $3.15 per gallon in 2011 to an average of $3.33 per gallon in 2012. Our aircraft fuel expense in 2012 was partially offset by gains of $0.5 million, from settlements of our fuel hedge instruments. In turn the cost of fuel per ASK increased 5.3% in 2012 as a result of the foregoing.

Salaries, wages and benefits. Salaries, wages and benefits expense was $644.9 million in 2012, a 14.9% increase over $561.3 million in 2011, primarily as a result of a 4.1% increase in total personnel, from 17,360 at December 31, 2011 to 18,071 at December 31, 2012, mainly related to growth of our operations during 2012, particularly as a result of the growth in our domestic Peruvian operations, increases in variable bonus compensation, cost of living adjustments related to relocating some of our employees to Bogotá and average salary adjustments based on inflation. In terms of unit cost per ASK, salaries, wages and benefits increased by 4.2% from 1.69 cents in 2011 to 1.76 cents in 2012.

Sales and marketing. Sales and marketing expenses were $522.6 million in 2012, a 4.4% increase over $500.8 million in 2011, primarily as a result of an increase in travel agent costs and other commissions due to an 11.5% increase in our passenger revenue, partially offset by a decrease in costs related to packaged travel services and distribution cost optimization initiatives, such as negotiated reduced fees for global distribution systems and increased direct sales. In terms of unit cost per ASK, selling expenses decreased from 1.51 cents in 2011 to 1.43 cents in 2012.

Ground operations. Ground operations expense was $321.6 million in 2012, a 15.0% increase over $279.6 million in 2011, primarily as a result of an 8.5% increase in departures in 2012 compared to 2011, as a result of the introduction of 14 new routes during 2012. This increase also reflected price increases in navigation, ramp services and landing and parking rates. In terms of unit cost per ASK, ground operations increased 4.3% from 0.84 cents in 2011 to 0.88 cents in 2012.

General, administrative and other. General, administrative and other expenses were $206.7 million in 2012, a 11.9% increase from $184.7 million in 2011, primarily due to an increase in professional fees related to fleet acquisition and special project implementation. In terms of unit cost per ASK, general, administrative and other expenses increased 1.8% from 0.56 cents in 2011 to 0.57 cents in 2012.

Aircraft rentals. Aircraft rentals expense was $255.6 million in 2012, an 18.9% increase over $214.9 million in 2011, primarily as a result of our incorporation of six new aircraft (three A320s, two A330s, and one ATR42) under operating leases in 2012. Although the total number of our aircraft under operating leases decreased from 71 at December 31, 2011 to 70 at December 31, 2012, our operating lease expense increased in 2012 as a result of the increase in the number of wide-body aircraft under operating leases. In terms of unit cost per ASK, aircraft rentals increased 7.7% from 0.65 cents in 2011 to 0.70 cents in 2012.

Maintenance and repairs. Maintenance and repairs expense was $222.7 million in 2012, a 2.4% decrease over $228.3 million in 2011, primarily as a result of an 8.5% increase in block hours in 2012 offset by the benefits of our ongoing fleet modernization program, which we believe reduces our maintenance and repair costs by creating a modern and homogenous fleet that requires less maintenance and repairs. In terms of unit cost per ASK, maintenance and repairs decreased 11.5% from 0.69 cents in 2011 to 0.61 cents in 2012.

Air traffic. Air traffic expense was $169.7 million in 2012, a 4.4% decrease from $177.4 million in 2011, primarily as a result of initiatives implemented to increase cost efficiency such as system standardization and airport facilities cost optimization. In terms of unit cost per ASK, air traffic decreased 14.8% from 0.54 cents in 2011 to 0.46 cents in 2012.

Depreciation, amortization and impairment. Depreciation, amortization and impairment expense was $122.1 million in 2012, a 3.5% decrease from $126.5 million in 2011, primarily due to impairment losses in 2011 on spare parts and equipment registered related to our fleet modernization plan. In terms of unit cost per ASK, depreciation, amortization and impairment expense decreased 12.5% from 0.38 cents in 2011 to 0.33 cents in 2012.

Passenger services. Passenger services expense was $132.8 million in 2012, a 15.4% increase over $115.0 million in 2011, primarily as a result of a 12.9% increase in passengers carried and, to a lesser extent, improvements in on-board service and related equipment across our integrated route network. In terms of unit cost per ASK, passenger services expense increased 2.9% from 0.35 cents in 2011 to 0.36 cents in 2012.

Flight operations. Flight operations expense was $84.8 million in 2012, a 6.1% increase over $79.9 million in 2011, primarily as a result of an 8.5% increase in our block hours, partially offset by a decrease in insurance costs as a result of lower negotiated rates for insurance at renewal due to economies of scale, safety track records and our improved bargaining position as a result of our larger size after the combination of Avianca and Taca. In terms of unit cost per ASK flight operations decreased 4.2% from 0.24 cents in 2011 to 0.23 cents in 2012.

Operating profit and operating margin

Our operating profit was $280.9 million in 2012, a 38.8% increase from $202.4 million in 2011. Our operating margin increased from 5.3% in 2011 to 6.6% in 2012 as a result of our expenses increasing at a lower rate, 11.0%, than our total operating revenues, 12.5%, primarily due to a 11.5% increase in passenger revenue and a 17.6% increase in cargo and other revenue.

Interest expense, interest income, derivative instruments and foreign exchange

Interest expense. Interest expense was $122.1 million in 2012, a 34.5% increase from $90.8 million in 2011, primarily as a result of $20.6 million one-time event charges related to the phaseout of older aircraft in our cargo fleet in connection with our fleet modernization plan. We decided to phase out two of our leased Boeing 767-200 aircraft in our cargo fleet in 2012 because we planned to replace these aircraft with four new A330F aircraft each with 40% more cargo capacity than the type of aircraft being replaced. Under the terms of the lease governing Boeing 767-200 aircraft, the most economical way for us to phase out these aircraft was to exercise the purchase option contained in these leases and then sell the aircraft. In accordance with International Accounting Standards, or IAS, 17, these two aircraft were recognized as financial leases on our consolidated statement of financial position for financial reporting purposes. Finance lease payables recognized by a lessee are subject to the derecognition provisions of IAS 39. Finance lease payables are derecognized only when the lessee’s obligation in terms of the lease contract is extinguished (i.e. the obligation is discharged or cancelled or expires). As a result of the purchase of the aircraft a new liability is raised for the new debt and the previous finance lease payable is derecognized in accordance with IAS 39.40. The difference between these liabilities is recognized in profit and loss as an interest expense. The average interest rate paid on our indebtedness decreased from 4.55% in 2011 to 4.17% in 2012 due to lower market rates. At the end of 2012, approximately 68.6% of our outstanding debt accrued interest at a fixed rate, which averaged 3.99%.

Interest income. Interest income was $25.0 million in 2012, a 25.7% decrease from $33.6 million in 2011, primarily as a result of lower average interest-earning deposits at banks during 2012, which averaged 2.88% in 2012 compared to 2.71% in 2011.

Derivative instruments. Derivative instruments expenses include the net effect of changes in fair value of derivatives (financial instruments). For 2012 we recognized a loss in fair value of derivative instruments of $24.0 million compared to a loss of $3.2 million in 2011, primarily as a result of negative variation in the market value of our fuel derivatives instruments.

Foreign exchange. We recorded a net loss on foreign exchange of $56.8 million in 2012 compared to a net gain of $1.6 million in 2011, primarily as a result of a 9.0% exchange rate appreciation of the Colombian peso against the U.S. dollar at December 31, 2012 compared with the Colombian peso exchange rate at December 31, 2011, which produced a loss in 2012 due to the fact that our average Colombian peso-denominated liabilities exceeded our Colombian peso-denominated assets.

Provision for income tax expense

Our current income tax expense was $49.9 million in 2012, a 56.5% increase compared to current income tax expense of $31.9 million in 2011. Most of this increase relates to the increase of our Colombian taxable income and our exhaustion in 2011 of previously accumulated tax loss carry-forwards. Our deferred income tax expense was $14.8 million in 2012, a 24.2% increase from $11.9 million in 2011.

Our total effective tax rate increased from 30.5% in 2011 to 62.8% in 2012, due mainly to exchange rate differences as of December 31, 2012 that had a significant impact on our profits (exchange rate differences are not deductible for income tax purposes). Our consolidated total income tax expense primarily consisted of the income tax expense of Avianca in Colombia, and this coupled with the negative impact our other subsidiaries had on our profit before income taxes caused the increase in our total effective tax rate between the two years.

Additionally, our international flights income tax credit increased following the increase in our current income tax.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates.

Critical accounting policies and estimates are defined as those that are reflective of significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions. For a discussion of these and other accounting policies, see Note 3 to our audited consolidated financial statements.

Our consolidated financial statements for the years ended December 31, 2012 and 2011 and the six months ended June 30, 2013 include our accounts and the accounts of each of our subsidiaries, including:

Name of Subsidiary	Country of Organization	Ownership Interest
		2012	2011
Aerolíneas Galápagos Aerogal S.A.	Ecuador	99.62%	99.62%
Avianca, S.A.	Colombia	99.98%	99.98%
Líneas Aéreas Costaricenses S.A.	Costa Rica	92.37%	92.37%
Nicaragüense de Aviación, S.A.	Nicaragua	99.61%	99.61%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%
Tampa Cargo S.A.	Colombia	100%	100%
Trans American Airlines, S.A.	Peru	100%	100%
Aerotaxis La Costeña, S.A.	Nicaragua	51%	51%
Isleña de Inversiones	Honduras	100%	100%
Servicios Aéreos Nacionales S.A.	Costa Rica	100%	100%
Aerospace Investments Limited	Bahamas	100%	100%
Aviation Leasing Services, Inc.	Panama	100%	100%
Aviation Leasing Services, Investment	Panama	100%	100%
AVSA Properties 2, Inc.	Panama	100%	100%
AVSA Properties, Inc.	Panama	100%	100%
Intercontinental Equipment Corp.	Bahamas	100%	100%
Little Plane Five Limited	Bahamas	100%	100%
Little Plane Limited	Bahamas	100%	100%
Little Plane Six Limited	Bahamas	100%	100%
Little Plane Two Limited	Bahamas	100%	100%
Southern Equipment Corp.	Bahamas	100%	100%
Turboprop Limited	Bahamas	68%	51%
Grupo Taca Holding Limited	Bahamas	100%	100%
Ronair	Curaçao	100%	100%
Avianca Inc.	USA	100%	100%
LifeMiles Corp., S.A.	Panama	100%	100%
Tampa Cargo Logistic	USA	100%	100%

Our consolidated financial statements also include the financial statements of 41 special purpose entities.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing our consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Goodwill and intangible assets

We measure goodwill initially at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, we recognize the difference as a gain on bargain purchase.

After the initial recognition, we measure goodwill at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units that are expected to benefit from the acquisition, irrespective of whether other assets or liabilities of the acquired entity are assigned to those units.

We initially measure intangible assets acquired at cost in accordance with IAS 38 “Intangible Assets”. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditures are reflected in the consolidated statement of comprehensive income in the year in which the expenditure is incurred.

We amortize intangible assets with finite lives over their useful economic lives and then these assets are assessed for impairment whenever there is an indication that the intangible asset may be impaired. We review the amortization period and the amortization method for an intangible asset with a finite useful life at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Major maintenance and return conditions

Our aircraft maintenance expense consists of aircraft repair and charges related to light and heavy maintenance of our aircraft and maintenance of components and materials. We account for engine overhaul expense by using the deferral method pursuant to which the actual cost of the overhaul is capitalized and then amortized, based on total estimated flying hours of each overhauled engine or estimated cycles for other components. We record this amortization expense under the operating expenses line item “depreciation, amortization and impairment.” Routine maintenance expenses of aircraft and engines are charged to expense as incurred.

For certain operating leases, we are contractually obligated to return aircraft in a defined condition. We accrue for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease. Restitution costs are based on the net present value of the estimated average costs of returning the aircraft and are recognized under the operating expenses line item “maintenance and repairs.” These costs are reviewed annually and adjusted as appropriate.

Maintenance deposits

The maintenance deposits refer to the payments we make to leasing companies for future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in our consolidated statement of financial position are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to us after termination of the contracts. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occur when the amounts previously used in maintenance services are lower than the amounts deposited. Any excess amounts retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. The exchange rate differences on payments, net of maintenance costs, are recognized as an expense in our consolidated statement of comprehensive income. Payments related to maintenance that we do not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

Accounting for property and equipment

We measure flight equipment, property and other equipment at cost less accumulated depreciation and accumulated impairment losses in accordance with IAS 16 “Property, Plant and Equipment”.

Subsequent costs (replacement of components, improvements and extensions) incurred for scheduled major maintenance of aircraft fuselages and engines are capitalized and depreciated as a separate component until the next maintenance or return of the asset. The value of the component replaced is written-off. The rest of the repairs and maintenance are charged to expense when incurred.

Depreciation of property and equipment is calculated using the straight-line method over the assets’ estimated useful lives, except in the case of certain technical components, which are depreciated on the basis of cycles and hours flown.

We evaluate our estimates and assumptions at each reporting period and, if applicable, we adjust these estimates and assumptions. These adjustments are accounted for on a prospective basis through depreciation, amortization and impairment expense, as required by IFRS.

Lease accounting

As of June 30, 2013, our fleet was comprised of 166, 92 of which were owned, 2 were subject to financial leases and 72 were subject to long-term operating leases.

Finance leases. Leases in terms of which we assume substantially all the risks and rewards of ownership are classified as finance leases in accordance with IAS 17 “Leases”. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments, which is recognized as a liability.

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that we will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating leases. Due to the nature of our operating leases, which do not result in an ownership interest in the subject aircraft, we recognize no assets or liabilities with respect to the assets leased. All payments made under such leases, exclusive of the amounts related to maintenance deposits, are recorded as lease expenses.

Deferred income tax

Deferred tax is recognized for temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax is recognized for all taxable temporary differences, except:

•

Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•

In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Derivative financial instruments

We use derivative financial instruments such as forward currency contracts, interest rate swaps and forward commodity contracts to hedge our foreign currency risks, interest rate risks and commodity price risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with our expected purchase, sale or usage requirements are held at cost.

Any gains or losses arising from changes in the fair value of derivatives are taken directly into profit or loss, except for the effective portion of derivatives assigned as cash flow hedges, which is recognized in other comprehensive income.

Cash flow hedges which meet the strict criteria for hedge accounting are accounted for as follows:

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the cash flow hedge reserve, while any ineffective portion of cash flow hedge related to operating activities is recognized immediately in the consolidated statement of comprehensive income within finance income or expense. Amounts recognized as other comprehensive income are transferred to the consolidated statement of comprehensive income when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

If the forecasted transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the profit or loss section of the consolidated statement of comprehensive income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

Revenue recognition

In accordance with IAS 18, we recognize revenue to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured. We measure revenue at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

Passenger and cargo transportation. We recognize revenue from passenger and cargo transportation as earned when the service is rendered.

We are required to charge certain taxes and fees on its passenger tickets. These taxes and fees include transportation taxes, airport passenger facility charges and arrival and departure taxes. These taxes and fees are legal assessments on the customer. As we have a legal obligation to act as a collection agent with respect to these taxes and fees, such amounts are not included within passenger revenue. We record a liability when the amounts are collected and derecognize the liability when payments are made to the applicable government agency or operating carrier.

A significant portion of our ticket sales are processed through major credit card companies, resulting in accounts receivable which are generally short-term in duration and typically collected prior to revenue being recognized. We believe that the credit risk associated with these receivables is minimal.

Aircraft leasing. We lease aircraft to third parties under operation lease agreements and recognize aircraft leasing income as other revenue in our consolidated statement of comprehensive income when it is earned, according to the terms of each lease agreement.

Frequent flyer. Our LifeMiles frequent flyer program is designed to retain and increase traveler loyalty by offering incentives to travelers for their continued patronage. Under the LifeMiles program, miles are earned by flying on our airlines or our alliance partners and by using the services of program partners for such things as credit card use, hotel stays, car rentals, and other activities.

The fair value of consideration in respect of sales of LifeMiles rewards credits are allocated between the rewards credits and the actual transportation service delivered. Revenue allocated to the reward credits is deferred until the rewards are redeemed. Redemption revenue is measured based on management’s estimate of the fair value of the expected awards for which the rewards will be redeemed.

Employee benefits

We operate defined benefit pension plans, which require contributions to be made to separately administered funds. We have also agreed to provide certain additional post-employment benefits to senior employees in Colombia. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on corporate yield bonds, less past service costs and less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by the Social Security Institute and private pension funds. Plan assets are not available to our creditors, nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

We early adopted IAS 19 Employee Benefits (2011) with a date of initial application of January 1, 2011.

Under IAS 19 (2011), we determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period. It takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The net interest on the net defined benefit liability (asset) comprises:

•	interest cost on the defined benefit obligation; and

•	interest income on plan assets.

Defined contribution plans. Obligations for contributions to defined contribution pension plans are recognized as an expense in our consolidated statement of comprehensive income when they are due.

Termination benefits. Termination benefits are recognized as an expense when we are demonstrably committed.

Recently Issued Accounting Pronouncements

The accounting policies adopted in the preparation of our unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of our audited annual consolidated financial statements for the year ended December 31, 2012, except for the adoption of new standards and interpretations effective as of January 1, 2013.

We have applied certain standards and amendments for the first time in our unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2013. These include IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 13 Fair Value Measurement and amendments to IAS 1 Presentation of Financial Statements. As required by IAS 34, the nature and the effect of these changes are disclosed below. In addition, the application of IFRS 12 Disclosure of Interest in Other Entities will result in additional disclosures in our audited annual consolidated financial statements for the year ended December 31, 2013.

Several other new standards and amendments apply for the first time in 2013. However, they do not impact our consolidated financial position or comprehensive income on an annual or interim basis. The nature and the effect of each new standard and amendment are further described below.

IFRS 7 Financial Instruments: Disclosures

The amendment to IFRS 7 requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The newly-required disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set-off in accordance with IAS 32. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set-off pursuant to IAS 32. We provide the disclosure as it has entered into netting arrangement with counterparties as explained in Note 17 to our interim condensed consolidated financial statements.

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, as follows: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. The adoption of IFRS 10 has had no significant impact on our financial position and results of operations.

IFRS 11 Joint Arrangements and IAS 28 Investment in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities—Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

The adoption of IFRS 11 has not had a material impact on our position and results of operations.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. None of these disclosure requirements are applicable for our interim condensed consolidated financial statements, as there have been no significant events or transactions in the interim period requiring that they be provided.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has had no material impact on our financial position and results of operations.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required for financial instruments by IAS 34.16A(j), thereby affecting our interim condensed consolidated financial statements.

Liquidity and Capital Resources

Our primary sources of funds are cash provided by operations and cash provided by financing activities. Our primary uses of cash are for working capital, capital expenditures, operating leases and general corporate purposes. Historically, we have been able to fund our short-term capital needs by way of cash generated from operations. Our long-term capital needs generally result from our need to purchase aircraft. Our cash and cash equivalents were $614.2 million as of June 30, 2013 and $274.2 million, $288.7 million and $403.0 million as of January 1, 2011, December 31, 2011 and December 31, 2012, respectively.

As of June 30, 2013, we had eleven revolving credit lines with financial institutions providing for working capital financing of up to $99.2 million in the aggregate. Our outstanding borrowings under our working capital facilities was $99.2 million, $52.7 million and $36.3 million as of June 30, 2013 and December 31, 2012 and 2011, respectively.

The average interest rate for all of our financial debt as of June 30, 2013 was 4.57%.

In addition, we are a holding company and our ability to repay our indebtedness and pay dividends to holders of the ADSs is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. See “Risk Factors—Risks Relating to Our Company—We are a holding company with no independent operations or assets, and our ability to repay our debt and pay dividends to holders of the ADSs is dependent on cash flow generated by our subsidiaries, which are subject to limitations on their ability to make dividend payments to us.” Covenants contained in Avianca’s Local Bonds (as defined below) and the IFC Loan Agreement restrict Avianca’s ability to make dividends and other payments to us. These restrictions are described in more detail in “—Debt and Other Financing Agreements—Series A, B and C Local Bonds” and “—IFC Loan Agreement.” If Avianca were unable to pay dividends to us it would severely impact our liquidity and our ability to pay dividends to holders of the ADSs.

We believe that the above-mentioned sources, including our revolving credit lines and the cash flow generated from operating activities, are sufficient for our present working capital requirements.

In addition, we do not expect our dividend payment policy (15% of the distributable profits of each year) to have a significant impact on our liquidity. For the next five years we estimate that, if dividends are paid in accordance with this policy, the dividend policy would have an average effect of approximately $46.1 million, or 5.7% of our estimated average yearly cash and cash equivalents of $814.0 million. In 2012, the first year we applied the dividend payment policy, the effect was $25.6 million, or 6.4% of 2012 total cash and cash equivalents.

Cash Flows provided by Operating Activities

Our cash flow from operating activities is generated primarily from passenger and cargo sales less our payments for aircraft leases, fuel, maintenance, ground operations, payroll related expenses, marketing, income taxes and capital expenditures. We use our cash flows provided by operating activities to provide working capital for current and future operations.

In the first half of 2013, net cash flows provided by operating activities were $157.2 million, a 15.7% increase over $135.9 million in the first half of 2012, primarily due to an increase in profitability as a result of a net profit of $147.5 million in the first half of 2013 compared to a net loss of $45.7 million in the first half of 2012. Net profit after non-cash items was $245.1 million in the first half of 2013, a 23.0% increase from $199.4 million in the first half of 2012, primarily due to a $105.5 million, or 6.1%, increase in passenger revenues resulting from increased RPKs and a 4.5% decrease in our average “into-plane” fuel cost and a $33.4 million increase in LifeMiles revenues resulting from an increase in membership and use of the program, partially offset by a $100.2 million, or 5.1%, increase in our operating expenses, primarily as a result of increased flights. Also contributing to our increased cash flow in the first half of 2013 compared to the first half of 2012 was an increase in air traffic liability (liability related to tickets sold in the period but not flown in the period) of $52.2 million, resulting from increased advance ticket sales, a $23.2 million change in provisions, resulting from provisions relating to return conditions payments of leased aircraft (the change in provisions was primarily the result of reimbursement of maintenance reserves, which contributed to increased operating cash because we received cash that was previously held in reserve), and a $26.9 million increase in accounts payables and accrued expenses resulting from increased operations (which resulted in an increase in operating cash flow because we used less cash to pay accounts), partially offset by an increase in accounts receivable of $87.5 million, resulting from an increase in our ticket sales, which resulted in increased receivables from travel agencies selling our tickets (which contributed to a decrease in operating cash because of the greater amount of accounts that had not been paid in cash), an increase of $34.5 million in deposit with lessors derived from an increase in operating leases (which contributed to a decrease in operating cash because more cash was on deposit with lessors instead of held by us), and an increase in pension liabilities of $10.3 million resulting from updated discount rates which were due to an increase in global interest rates (which contributed to a decrease in operating cash because more of our cash was used to fund pension liabilities).

In 2012, net cash flows provided by operating activities were $391.2 million, an 18.4% increase over $330.3 million in 2011, despite a decrease in net profit of $61.6 million, from $99.9 million in 2011 to $38.3 million in 2012. Net profit after non-cash items was $337.8 million in the 2012, a 15.5% decrease from $399.9 million in 2011, primarily as a result of a $396.8 million, or 11.0%, increase in operating expenses and losses from foreign exchange translation adjustments.

Our growth in operating cash flows in 2012 was primarily due to an air traffic liability (liability related to tickets sold in the period but not flown in the period) of $51.0 million, an increase of $23.2 million from 2011, resulting from increased advance ticket sales, a decrease in deposits with lessors of $78.0 million, resulting from maintenance work performed on aircraft and engines that reduced the amount of deposits we were obligated to keep with lessors (which contributed to an increase in operating cash because more cash was held by us instead of on deposit with lessors), a $46.8 million decrease in accounts receivable, resulting from improved collection practices for receivables from travel agencies selling our tickets and a decrease in the balance of receivables from related parties (which contributed to an increase in operating cash because of the greater amount of accounts from which we had received payment in cash), and a $67.9 million decrease in pension liabilities resulting from updated actuarial calculations as a result of changes in discount rates generated by changes in government treasury rates (which contributed to an increase in operating cash because less of our cash was used to fund pension liabilities).

These cash inflows were partially offset by increased lease payments on new aircraft of $40.7 million due to fleet expansion, higher fuel costs of $181.8 million due to an increase of 8.5% in departures, increased ground operations costs of $41.9 million due to increase in operations and increased payroll expenses of $83.6 million due to a 4.1% increase in full time employees. In addition, our operating cash inflows were offset partially by a decrease in accounts payable and accrued expenses of $93.5 million resulting from a reduction of days payable outstanding (which contributed to a decrease in operating cash flow because we used more cash to pay accounts) and $13.7 million increase in expendable spare parts resulting from increased operations and increased inventories for new destinations (which contributed to a decrease in operating cash flow because we used more cash to acquire spare parts).

Cash Flows used in Investing Activities

Our investing activities primarily consist of capital expenditures related to aircraft, special projects and advance payments on aircraft purchase contracts. Additionally, we use cash for the purchase of spare parts and equipment related to expanding our aircraft fleet.

In the first half of 2013, cash flows used in investing activities were $105.8 million, a 222.1% decrease from cash flow provided in investing activities of $86.6 million in the first half of 2012, primarily as a result of a redemption of certificates of bank deposits in the first half of 2012 for $204.6 million.

In 2012, cash flows used in investing activities were $300.8 million, a 19.0% decrease over $371.2 million in 2011, primarily as a result of our purchase of eight new Airbus A320 family aircraft, one Airbus A330F aircraft and four turboprop aircraft, as part of our fleet modernization plan.

Cash Flows provided by Financing Activities

Our financing activities primarily consist of the financing of our fleet and working capital needs.

In the first half of 2013, cash flows provided by financing activities were $143.0 million, a 202.8% increase from cash flows used in financing activities of $139.1 million in the first half 2012, primarily as a result of proceeds from the Senior Notes.

In 2012, cash flows provided by financing activities were $16.7 million, a 70.6% decrease from $57.0 million in 2011, primarily as a result of proceeds from new loans and borrowings of $465.1 million, compared to $229.9 million in 2011, used to finance our purchase of eight Airbus A320 family aircraft, one Airbus A330F aircraft and four turboprop aircraft, partially offset by principal payments of financial obligations of $285.8 million ($331.4 million in 2011), interest payments of $109.9 million ($85.8 million in 2011) and dividends of $25.6 million (in 2011 we did not pay dividends).

Debt and Other Financing Agreements

Historically, we have been able to fund our short-term capital needs by way of cash generated from operations. Our long-term capital needs generally result from the need to purchase additional aircraft that are financed using finance leases (including export credit agency backed financing), commercial loans or operating leases. We expect to meet all of our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by revolving credit lines and/or short term loan facilities.

As detailed further in the table below, as of June 30, 2013, our total outstanding debt was $2,163.2 million, an increase of $308.8 million over our total debt of $1,854.4 million as of December 31, 2012. Total bank debt as of June 30, 2013 consisted of $1,860.5 million in long-term debt and $302.7 million in current installments of long-term debt and short-term borrowings. We had eleven revolving lines of credit with different financial institutions as of June 30, 2013, for a total of $99.2 million. As of June 30, 2013, we had $57.6 million outstanding under these lines of credit. The average interest rate paid per annum as of June 30, 2013 under all of our indebtedness was 4.57%.

Type of Debt	Original Currency	% Fixed	% Variable	Balance in millions of US$	Average Rate
Aircraft	U.S. Dollars	87.1%	12.9%	1,389.7	3.17%
Aircraft	Euros	100.0%	0.0%	28.4	2.77%
Corporate	U.S. Dollars	40.9%	59.1%	164.1	3.10%
Corporate	Colombian Pesos	100.0%	0.0%	19.2	7.45
Bonds	Colombian Pesos	31.7%	68.3%	259.2	8.60%
Bonds	U.S. Dollars	100.0%	0.0%	299.5	8.38%
Local leasing	Colombian Pesos	0.0%	100.0%	3.2	8.90%

Total		78.9%	21.1%	2,163.2	4.57%

Series A, B and C Local Bonds

Our subsidiary Avianca has an aggregate principal amount outstanding of $42.4 million of Series A bonds due 2014, $89.7 million of Series B bonds due 2016 and $150.6 million of Series C bonds due 2019 which we refer collectively as the Local Bonds. Subject to certain exceptions, the Local Bonds restrict Avianca’s ability to incur additional indebtedness, to make capital investments and to pay dividends to us. On or prior to December 31, 2015, Avianca may pay dividends to us only if:

•	there is no default or event of default under any of the Local Bonds;

•

the debt service ratio (i.e., the ratio of Avianca’s adjusted EBIDAR (net income + noncash (interest) expenses + financial expenses (depreciation and amortization) + leasing costs) to debt service obligations (interest and principal payment costs + leasing costs)) is equal or greater than 1.4 times;

•	the amount of any such dividend is not more than 12% of Avianca’s EBITDA for the fiscal year prior to such payment; and

•	the amount of any such dividend does not exceed the sum (without duplication) of (i) Avianca’s net income for the fiscal year prior to such payment and (ii) its retained earnings.

As of December 31, 2012, the ratio of Avianca’s adjusted EBIDAR to debt service obligations for purposes of the Local Bonds was 1.43 times.

On or after January 1, 2016, Avianca may pay dividends to us only if:

•	there is no default or event of default under any of the Local Bonds;

•	Avianca’s debt service ratio (i.e., the ratio of Avianca’s adjusted EBIDAR (as described above) to debt service obligations (as described above)) is equal or greater than 1.4 times;

•	the amount of any such dividend does not exceed the sum (without duplication) of (i) Avianca’s net income for the fiscal year prior to such payment and (ii) its retained earnings; and

•

after giving effect to such dividend, Avianca’s liquidity (i.e., its (i) cash and cash equivalents and (ii) cash investments (in the case of each of (i) and (ii), excluding amounts deposited in special purpose liquidity, interest services or capital services accounts), less (iii) its operating cash flow) is at least 15% of its scheduled debt service projected for such fiscal year.

The events of default under the Local Bonds include failure to timely pay principal or interest, litigation matters resulting in a material adverse effect not remedied within 75 days, liquidation, acceleration of debt not remedied within 30 days and breaches of covenants and other agreements. Under the Local Bonds, Avianca is also generally limited from guaranteeing debt, but is permitted to guarantee debt of special purpose vehicles created to finance aircraft purchases, such as Avianca Leasing, LLC.

In addition, Avianca is restricted from making certain additional investments (other than investments in Avianca’s fleet) and incurring additional debt during periods when the debt service ratio described above is less than 1.4 to 1 and a leverage ratio is greater than 3.5 to 1. As of June 30, 2013, Avianca’s leverage ratio was 3.94 and as a result Avianca is currently unable to make additional investments or incur additional debt (other than investments in its fleet). We are uncertain of Avianca’s ability to satisfy these debt service and leverage ratios in the next 12 months and are trying to renegotiate this covenant with bondholders to have greater flexibility to incur indebtedness and make investments, but we cannot give you any assurance that we will be successful in such renegotiation.

IFC Loan Agreement

Avianca and certain of its subsidiaries are parties to an amended and restated loan agreement with the International Finance Corporation, dated as of June 24, 2009, or the IFC Loan Agreement, for (i) a $35.0 million A loan and (ii) a $15.0 million C loan, each bearing interest at a rate equal to LIBOR plus 2.0%, with the C loan bearing additional interest equal to 0.7% of EBITDA up to a maximum total rate of 14.5% of total outstanding principal amount. The A loan is repayable in eight equal semi-annual installments of principal and interest with the last semi-annual installment being December 15, 2014, and the C loan is repayable in four equal semi-annual installments of principal and interest with the last semi-annual installment being December 15, 2015. The IFC Loan Agreement restricts the ability of Avianca to pay dividends or make distributions to us unless:

•

the proposed payment or distribution after giving effect to any such payment or distribution is equal to the sum (without duplication) of (i) Avianca’s net income for the relevant fiscal year and (ii) its retained earnings (excluding any retained earnings resulting from the revaluation of any of Avianca’s assets);

•	no default or event of default has occurred and is continuing under the IFC Loan Agreement;

•	Avianca and such subsidiaries are in compliance with certain financial covenants (described below);

•	the amount of any such dividend is not more than 10% of EBITDA (as defined therein) for the relevant period; and

The IFC Loan Agreement also requires Avianca to maintain compliance with financial covenants, consisting of a minimum annual EBITDA margin of 7% for each year, a minimum cash balance of $45 million at all times, a maximum adjusted debt to tangible net worth ratio of 5.0 to 1 for each quarter and a minimum debt service coverage ratio of 1.1 to 1 for each year. Avianca was not in compliance with the adjusted debt to tangible net worth covenant as of December 31, 2012, having a ratio of 8.35 to 1, but IFC has granted us a waiver for this noncompliance. Without this waiver, we are uncertain of Avianca’s ability to comply with this ratio in the next 12 months. The covenants were negotiated using projections under U.S. GAAP and the actual calculation for December 31, 2012 was done using IFRS. Avianca is in the process of renegotiating the contract with IFC in order to have the covenants and calculations under IFRS and to increase the current thresholds. The waiver granted by IFC states that it is valid until such renegotiation of the contract takes place or the debt is repaid.

Bank Loans and Export Credit Agency Guarantees

We typically finance our aircraft through a mix of debt financing and sale-leaseback financings in which we sell an aircraft to a financial institution or leasing company immediately upon delivery from the manufacturer and lease the aircraft back under an operating agreement for a period of time, typically six to eight years. In the future, we may not be able to secure such financing on terms attractive to us or at all. To the extent we cannot secure such financing on terms acceptable to us or at all, we may be required to modify our aircraft acquisition plans, incur higher than anticipated financing costs or use more of our cash balances for aircraft acquisitions than we currently expect. See “Risk Factors—Risks Relating to Our Company—We may not be able to obtain the capital we need to finance our growth and modernization strategy.”

As of June 30, 2013, our fleet contained 166 aircraft (including eight aircraft we lease or sublease to OceanAir and seven inactive aircraft) comprised of 159 passenger aircraft and 7 cargo aircraft, 72 of which were subject to operating leases, including sale-leaseback arrangements, 92 of which had been financed using commercial loans with separate guarantees issued by export credit agencies, or ECAs, and through commercial loans without ECA guarantees and two of which had been financed using financial leases. During the first half of 2013, we financed the purchase of two additional jet aircraft with loans provided by commercial lenders with the support of guarantees issued by ECAs for an aggregate amount of $120.6 million. These loans mature in 2025.

Under the terms of our commercial bank loans with guarantees from ECAs, we currently obtain an 80% advance ratio. These loans are typically denominated in U.S. dollars and accrue interest at a variable interest rate linked to LIBOR. In order to take advantage of current low interest rate levels, we elected to fix the two aircraft that we financed during 2013 at an average interest rate of 2.6%.

Typically aircraft are financed through commercial debt with an export credit agreement guarantee in bundles of 3-5 aircraft to optimize legal fees and to obtain competitive prices. A bidding process is used for each package and the most competitive offer is selected. Our current fleet is financed with various top tier banks in the U.S. and Europe.

The following table shows our outstanding fleet financing debt by lending bank, ECA guaranteed loans and direct financial loans, as of June 30, 2013:

Bank	ECA Guaranteed Loans	Financial Loans	Total Fleet Financing Debt
	(in millions of US$)
Barclays	165.1	—	165.1
Bayern	28.4	—	28.4
BNDES	135.1	—	135.1
BNP Paribas	285.2	62.1	347.3
Calyon	39.6	—	39.6
CFC	6.9	—	6.9
Citibank	193.8	—	193.8
Eximbank	6.2	—	6.2
JP Morgan	354.0	—	354.0
KFW	—	39.8	39.8
Natixis	37.7	33.0	70.8
Gecas	—	7.8	7.8
Wells Fargo	—	22.5	22.5

Total	1,252.0	165.3	1,417.3

Subsequent to the combination of Avianca and Taca, we agreed with the ECAs on a standard transaction structure, or the Avianca-ECA Structure, based on the then-current Taca structure, to be used in all ECA¬supported deliveries. The documentation for Avianca aircraft delivered prior to the combination was subsequently restructured to harmonize it with the agreed post-combination structure, while the documentation for Taca aircraft delivered prior to the combination was subsequently cross-collateralized with the Avianca fleet.

In addition, with the exception of the structure used for the pre-combination Taca deliveries, these financings impose certain restrictions on Avianca and require Avianca to maintain compliance with certain financial covenants.

The agreed Avianca-ECA Structure, which applies to post-combination Avianca deliveries, post-combination Taca deliveries and pre-combination Avianca deliveries, requires Avianca to maintain compliance with financial covenants. Under these covenants, Avianca must maintain an EBITDAR coverage ratio of not less than 1.70 to 1.00 from January 1, 2013 to December 31, 2013, not less than 1.85 to 1.00 from January 1, 2014 to December 31, 2014, and of not less than 2.00 to 1.00 from January 1, 2015 onward. Additionally these financial covenants require that Avianca maintain a capitalization ratio of not more than 0.86 to 1.00 from January 1, 2013 to December 31, 2013 and of not more than 0.86 to 1.00 from January 1, 2014 onward.

This structure also imposes a negative pledge on Avianca which prevents it from creating or permitting any security interest over any of its assets other than a security interest arising by operation of law in the ordinary course of business, a security interest in respect of less than fifty per cent (50%) of the issued capital stock of Avianca (provided that such security interest is created in connection with the raising of finance for a member of the Avianca group), or any security interest created with the prior written consent of the relevant security trustee.

Avianca also financed aircraft through commercial financings not supported by ECAs using documentation similar to the Avianca-ECA Structure. This structure also imposes financial covenants, however, these covenants are imposed on Avianca. Under this documentation, from January 1, 2013 onward Avianca S.A. is required to maintain the following:

•	an EBITDAR coverage ratio of not less than 2.00 to 1.00,

•	a leverage ratio of not more than 5.00 to 1.00, and

•	a capitalization ratio of not more than 0.86 to 1.00.

The financial loans in connection with these commercial financings also restrict Avianca from making any payment of a dividend prior to any initial public offering or private placement of Avianca unless any such payment of dividend is: (i) mandatory under applicable law; and (ii) not in amounts that in the aggregate exceed, in any fiscal year, the sum of Avianca’s distributable net income for such fiscal year and, without duplication, its retained earnings.

As noted above, the cross-collateralized structure used for pre-combination Taca deliveries does not impose any such restrictions or financial covenants on Avianca but does obligate Taca to ensure that Avianca complies with its covenants under the other ECA structures.

Senior Notes

On May 10, 2013, we completed a $300,000,000 private offering of our Senior Notes under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi-annually in arrears on May 10 and November 10, beginning on November 10, 2013. Two of our subsidiaries, Taca and Avianca Leasing, LLC, are jointly and severally liable under the Senior Notes as co-issuers. The Senior Notes are fully and unconditionally guaranteed by three of our subsidiaries, Taca International Airlines, S.A., Líneas Aéreas Costarricenses, S.A., and Trans American Airlines, S.A. Avianca Leasing, LLC’s obligations as a co-issuer of the Senior Notes are unconditionally guaranteed by our subsidiary Avianca, S.A. in an amount equal to $200,000,000.

The Senior Notes may be redeemed at our option, in whole or in part, at any time on or after May 10, 2017 at the redemption prices plus accrued and unpaid interest, if any, to the date of the redemption, as described in the offering memorandum document. In addition, prior to May 10, 2016, we may redeem up to 35% of the Senior Notes from the proceeds of certain qualifying equity offerings at a price of 108.375% of the principal amount thereof. The Senior Notes may also be redeemed in whole, but not in part, at 100% of their principal amount, plus accrued and unpaid interest upon the occurrence of specified events relating to tax laws and as described in the offering memorandum relating to the Senior Notes. In addition, we have the option to redeem some or all of the Senior Notes at a price equal to 100% of the principal amount, plus a “make-whole” premium, plus accrued and unpaid interest at any time prior to May 10, 2017.

Avianca Credit Agreement

Avianca is party to a credit agreement, dated September 13, 2012, with Banco Davivienda S.A. providing for borrowings of $40,000,000. These borrowings accrue interest at six-month LIBOR plus 2.90% and are repayable in quarterly installments over a three-year term.

Tampa Credit Agreement

Tampa Cargo S.A. is party to a credit agreement, dated July 27, 2012, with Banco Davivienda S.A. providing for borrowings of $20,750,000. These borrowings accrue interest at six-month LIBOR plus 2.90% and are repayable in quarterly installments over a three-year term.

Taca International Credit Agreement

Taca International is party to a credit agreement, dated December 13, 2010, or the Taca International Credit Agreement, with Banco Davivienda S.A. (formerly known as HSB Salvador) providing for borrowings of $15,000,000. These borrowings accrue interest at three-month LIBOR plus 4.46% and are repayable in quarterly installments over a five-year term. Under this credit agreement, Taca is required to maintain compliance with financial covenants, consisting of:

•	an EBITDAR Coverage Ratio greater than or equal to 1.25 to 1.00 at the end of each reporting period;

•	a Leverage Ratio less than or equal to 6.00 to 1.00 at the end of each reporting period.

As of December 31, 2012, Taca did not comply with these ratios (as of such date, having an EBITDAR Coverage Ratio of 0.96 to 1.00 and a Leverage Ratio of 6.62 to 1.00), but a waiver was obtained on May 15, 2013. See “Risk Factors—Our existing debt and lease financing arrangements contain restrictive covenants and events of default that impose significant operating and financial restrictions on us.” The covenants were negotiated using projections under U.S. GAAP and the calculations for 2012 were done using IFRS. We do not expect Taca to comply with these covenants for 2013 and are in the process of renegotiating the contract with Banco Davivienda in order to have the covenants and calculations under IFRS and to increase the current thresholds. If said negotiation is not successful, we cannot give you any assurance that we will be able to obtain waivers for any future or continuing failures to meet financial covenants or that our lenders will not take action to declare defaults or accelerate the repayment of our debt as a result of such failures. If waivers are not granted, Taca International could be required to repay the amount outstanding using cash.

New Aircraft Purchases

As of June 30, 2013, we had entered into several agreements to acquire up to 15 Boeing 787s for delivery between 2014 and 2019, 66 Airbus A320 family aircraft for delivery between 2013 and 2019, two Airbus A330F aircraft for delivery in 2013 and 15 ATR72s for delivery between the second half of 2013 and 2015. We intend to meet our pre-delivery payment requirements for these new aircraft using cash generated from our operations, this offering and short- to medium-term commercial loans. These payments are due at signing, with additional payments due at 24, 18 and 12 months prior to delivery. In addition to these firm orders, we have purchase options for ten Boeing 787s, 21 Airbus A320s, 15 ATR72s and 30 Embraer E190s.

The following table sets forth our firm contractual deliveries currently scheduled through 2019:

Aircraft Type	2H 2013	2014	2015	2016	2017	2018	2019	Total
Boeing 787	—	4	3	3	2	—	3	15
Airbus A319	1	6	7	—	—	—	—	14
Airbus A320	1	2	2	8	—	—	—	13
Airbus A321	—	6	—	—	—	—	—	6
Airbus A320neo	—	—	—	—	3	2	5	10
Airbus A319neo	—	—	—	—	7	9	3	19
Airbus A321neo	—	—	—	—	1	1	2	4
Airbus A330F	2	—	—	—	—	—	—	2
ATR72	5	9	1	—	—	—	—	15

Total(1)	9	27	13	11	13	12	13	98

(1)	We also have purchase rights options to purchase up to ten Boeing 787 Dreamliners, 21 Airbus A320s, 15 ATR72s and 30 Embraers.

Commitments and Contractual Obligations

Our non-cancelable contractual obligations (excluding contributions to benefit plans) as of June 30, 2013 included the following:

	Payments Due By Period
Contractual Obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Aircraft and engine purchase commitments(2)	9,671.1	1,197.2	4,511.4	3,962.5	—
Aircraft operating leases	1,006.5	262.0	524.6	154.2	65.7
Aircraft debt(3)	1,418.1	168.9	328.0	322.0	599.2
Bonds	558.7	—	79.9	87.0	391.9
Other debt	186.4	133.9	43.8	8.7	—
Interest expense	491.8	98.5	164.3	152.2	103.8

Total	13,332.6	1,860.5	5,652	4,686.6	1,160.6

(1)	Future interest payments are calculated based on interest rates of current debt and projected interest payments at negotiated rates for projected future debt to meet our capital expenditure requirements.
(2)	Includes firm commitment obligations to purchase aircraft and aircraft engines under existing purchase contracts. Amounts based on aircraft and engine list prices. See “—New Aircraft Purchases” above for current firm commitments for aircraft purchases.
(3)	Includes obligations under debt used to finance owned and finance leased aircraft.

Pension Liabilities

We update the value of our pension plan liabilities annually based on an actuarial valuation prepared by the independent firm hired by us for such purposes, which includes the valuation of ordinary payments, additional payments, and financial assistance for funeral expenses that are borne by us, as applicable. As of June 30, 2013, we had outstanding retirement pension plan and employee benefits obligations in the amount of $318.7 million, which according to Act 860 of 2003 will have a maximum period of payment until 2023 in the case of Avianca and Tampa. The pension liabilities of SAM S.A. (a company merged with Avianca in 2010), which are paid under the terms of a judgment rendered by the civil court circuit 32 of Colombia on February 28 2012, required Avianca to create a warranty with shares of Aviation Leasing Services (ALS) Inc. (a subsidiary of Avianca) and make accelerated payments into CAXDAC, the Colombian pilots’ pension fund, including a deposit equivalent to 15% of the value of such liabilities as certified by the Superintendency of Ports and Transport dated June 25, 2010 (based on the actuarial value by SAM at December 31, 2008) and 36 monthly agreed additional payments culminating in August 2015.

The calculation includes statutory pension obligations or additional pension obligations. Also, the calculation includes the obligations for funding pension obligations in respect of civilian aviators assumed by CAXDAC. See “Risk Factors—Risk Relating to our Company—We may be liable for the potential under-funding of a pilot’s pension fund.”

Trend Information

During the second half of 2013, we currently expect to continue growing our passenger business segment. Fuel prices have remained relatively stable to date in 2013 but volatility still remains inherent in the commodity. In addition, international political conflicts especially in the Middle East put additional pressure on international fuel prices which represents approximately 31.3% of our total operating expenses. We intend to continue to seek to manage increases in fuel prices through our fuel-hedging policy and the use of pass-through mechanisms for both our passenger and cargo operations.

For the second half of 2013 specifically, we currently expect revenue growth in the passenger operations, reflecting our capacity expansion and traffic growth during the first half of 2013. Our capacity, measured in ASKs, increased 7.0% during the first half of 2013 compared to the first half of 2012. In addition, our passenger traffic, measured in RPKs, grew 8.6%, reaching a consolidated load factor of 79.5%, surpassing the first half of 2012 load factor by 1.1 percentage points. As a result, first half operating revenues increased to $2,223.1 million, up 6.9% from first half 2012 due mainly to a 6.1% increase in passenger revenues driven by a 9.3% growth in passenger traffic over first half 2012 figures. Cargo and other revenue increased by 11.4%, primarily as a result of an increase in our cargo and loyalty program revenues.

In the second half of 2013, we expect to continue expanding and diversifying our revenue base as a result of our combined network expansion that includes developing existing routes, adding new destinations and entering new markets. During the second half of 2013, we expect to take delivery of two Airbus A320 family aircraft, as well as two additional A330F freight aircraft for long-haul routes. Additionally, we expect to receive five new ATR72 turboprop aircraft for domestic operations in Colombia in connection with our fleet modernization program.

In our cargo business, we will continue to adjust capacity in response to weakened demand in our core markets and to macroeconomic conditions. We expect import flows to Latin America to recover, but weaker cargo markets globally might drive additional competition. We will continue to monitor the cargo market trends on a weekly basis in order to react as soon as possible if necessary. Also, we plan to continue to optimize the utilization of the bellies of our passenger aircraft to maximize synergies associated with the our integrated passenger/cargo business model.

We also seek to make our cost structure more efficient and to offset potential decreases in demand with more efficient asset utilization, and we aim to enhance efficiency by streamlining our support processes to reduce commercial costs. In addition, we aim to increase operational productivity through the standardization of our operational technology platform, productivity improvements in airports, and realizing the simplification benefits of our brand and product unification.

Off-Balance Sheet Arrangements

We have significant obligations for aircraft that are classified as operating leases and therefore are not recorded as liabilities on our balance sheet. As of June 30, 2013, 67 of the 134 jet aircraft in our fleet were subject to operating leases. See “Business—Aircraft.” We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors. As of June 30, 2013, the balance of our off-balance sheet arrangements was $1,017.5 million.

Remittance of Funds from Venezuela

On June 30, 2013, we held $206.5 million in assets located in Venezuela, of which 96.8% were cash and cash equivalents. On a consolidated basis, our cash and cash equivalents in Venezuela represented 32.5% of our total cash and cash equivalents, and our total assets in Venezuela represented 17.7% of our total assets, in each case as of June 30, 2013.

Since 2003, the Venezuelan government decreed that all remittances abroad require the prior approval of the Venezuelan Currency Management Commission (CADIVI). As of June 30, 2012 and 2013, we had not obtained approval for remittance of the total amount of funds requested and there was a pending amount to be authorized of $31.5 million for 2012 and $151.8 million for 2013. The increase in 2013 is a result of growth in sales in Venezuela of approximately 129%. Although these amounts are significant, our experience has been that we are able to eventually remit funds from Venezuela, but that the period of delay between the time when cash is received by us in Venezuela and when the remittance is approved perpetuates a continuous balance of funds awaiting approval of remittance. In our experience, there has typically been a lag of approximately four to eight months between the time we request remittance of our funds until the time we are able to consummate the remittance of funds outside of Venezuela. Our most recent request for remittance has been outstanding for eight months. In order to mitigate the impact of this lag, we make every effort to comply with relevant procedures and expedite the remittance of funds, use unremitted funds in Venezuela to pay all of our operational expenses in Venezuela and constantly monitor the route profitability in Venezuela factoring in the costs of the delay in the remittance of funds. While the amount of cash awaiting remittance from Venezuela can be significant at times, we do not believe the lag in remittance has had a material effect on our ability to fund our operating, investing and financing activities outside of Venezuela. As of June 30, 2013, less than 100 of our more than 5,500 weekly flights were to or from Venezuela. We continually monitor our cash exposure in Venezuela and currently are taking actions not to increase the exposure in Venezuela, and if we determined that our exposure would have a material impact on our overall liquidity, we would implement further adjustments to our operations there. We believe our revenues generated outside of Venezuela are and are likely to continue to be sufficient to generate sufficient cash flow for our operating, investing and financing needs.

Quantitative and Qualitative Disclosure of Market Risk

Fuel

Our results of operations are affected by changes in the price of jet fuel. To manage the price risk, we use heating oil options and futures agreements. Market risk is estimated as a hypothetical 10% increase in the

June 30, 2013 cost per gallon of fuel. Based on our projected 2013 fuel consumption, such an increase would result in an increase to fuel expense of approximately $131.3 million in 2013, not taking into account our derivative contracts. We currently have hedged approximately 31.4% of our projected 2013 fuel requirements.

The following table sets forth our fuel swaps and options at June 30, 2013.

	Maturing before 1 Year	Maturing after 1 Year	Total	Fair Value
(in $ thousands)
Options	428.9	—	428.9	428.9
Swaps	(4,380.4)	21.3	(4,359.1)	(4,359.1)

Interest

Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and on interest income generated from our cash and investment balances. If interest rates are 10% higher on average in 2013 than they were during 2012, our interest expense would increase by approximately $2.6 million, and the fair value of our debt would decrease by approximately $28.2 million. If interest rates are 10% lower on average in 2013 than they were in 2012, our interest income from cash equivalents would decrease by approximately $1.2 million, and the fair value of our debt would increase by approximately $28.9 million. These amounts are determined by considering the interest rates on our variable-rate debt and cash equivalent balances at December 31, 2012.

Foreign Currencies

Our foreign exchange risk is limited as the majority of our obligations, expenses and revenues are in U.S. dollars, creating a natural hedge. However we do have significant obligations, expenses and revenues in Colombian pesos and other currencies. During the year ended December 31, 2012, approximately 67.0% of our revenue and 66.6% of our operating expenses were denominated in, or linked to, U.S. dollars, and approximately 24.8% of our revenues and 19.7% of our operating expenses were denominated in the Colombian pesos. During times when our peso-denominated revenues exceed our peso-denominated expenses, the depreciation of the U.S. dollar against the Colombian peso could have an adverse effect on our results, because conversion of these amounts into U.S. dollars will decrease our net income. We estimate that a 10% increase or decrease in the average exchange rate of the Colombian peso to the U.S. dollar would have an effect in our annual operating profit of approximately $8.0 million. In addition, because we conduct business in local currencies in other countries, we face the risk of variations in foreign currency exchange rates. A revaluation of the Peruvian nuevo sol, the Costa Rican colón, the Guatemalan quetzal and/or the Euro could have an adverse effect on us, as a portion of our revenues are denominated in such currencies.

2012 Revenues and Expenses Breakdown by Currency

	Revenue	Costs and Expenses
U.S. Dollar	67.0%	66.6%
Colombian Peso	24.8%	19.7%
Euro	6.0%	2.1%
Other	2.2%	11.6%

INDUSTRY

Latin American Aviation Industry

Overview

The Latin American airline industry has grown rapidly in recent years. According to IATA, between 2011 and 2012, the region’s traffic, as measured in RPKs, grew at an average rate of 9.5%, second only to the Middle East. The following chart compares year-over-year RPK growth from 2011 to 2012 in Latin America and the main geographic regions in the world:

Since 2003, available capacity in Latin America, measured by ASKs, has grown from 147.8 billion to 297.5 billion in 2012, representing a CAGR of 8.1%. During the same period, demand measured by RPKs grew from 97.1 billion to 227.4 billion in 2012, representing a CAGR of 9.9%. The following table shows annual RPKs, ASKs, and aggregate load factors for the Latin American and Caribbean region since 2003:

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	CAGR ‘03 – ‘12
RPK (millions)	97,134	112,872	143,342	142,547	154,597	171,151	175,660	199,380	210,170	227,428	9.9%
Growth	—	16.2%	27.0%	(0.6)%	8.5%	10.7%	2.6%	13.5%	5.4%	8.2%
ASK (millions)	147,767	164,511	199,538	199,186	218,176	241,406	250,727	271,818	280,619	297,475	8.1%
Growth	—	11.3%	21.3%	(0.2)%	9.5%	10.6%	3.9%	8.4%	3.2%	6.0%
Passenger Load Factor	65.7%	68.6%	71.8%	71.6%	70.9%	70.9%	70.1%	73.4%	74.9%	76.5%

Source: Latin American and Caribbean Air Transport Association (ALTA).

Within Latin America, our home markets represent some of the larger air traffic markets. Colombia and Peru, in particular, saw passenger traffic of 13.4 billion and 12.0 billion RPKs, respectively in 2011, representing the fourth and fifth largest markets in Latin America with a combined 18.6% of the Latin American air traffic market. In the aggregate, our three home markets represented 22.7% of the total Latin American air traffic market in 2011.

The following chart shows total passenger traffic as measured in billions of RPKs in Latin America, by country, for 2011:

Source: IATA Country to Country Forecast, October 2012.

Growth of Domestic and International Traffic within Latin America

Since 2003, domestic and international traffic within Latin America has accounted for a greater share of total Latin American passenger air travel. From 2003 to 2012, domestic and international traffic within Latin America increased from 51.2% of total Latin American traffic to 69.3%. During the same period international traffic between Latin America and destinations outside Latin America decreased from 48.8% to 30.7% of total Latin American traffic. The following table shows share of passenger traffic and capacity for Latin American air travel for the periods indicated:

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	Change ‘03 – ‘12
Revenue Passenger Kilometers
Intra-LatAm (%)	51.2	54.7	56.4	59.6	62.5	65.4	65.9	67.0	68.2	69.3	18.0%
Extra-LatAm (%)	48.8	45.3	43.6	40.4	37.5	34.6	34.1	33.0	31.8	30.7	(18.0)
Available Seat Kilometers
Intra-LatAm (%)	55.0	57.7	58.8	61.4	63.8	67.2	68.1	69.1	70.4	71.2	15.3%
Extra-LatAm (%)	45.0	42.3	41.2	38.6	36.2	32.8	31.9	30.9	29.6	28.8	(15.3)

Source: Latin American and Caribbean Air Transport Association (ALTA).

Drivers of Latin American Air Traffic Growth

Growth in Latin American passenger traffic is significantly impacted by economic growth in the region. According to the World Bank, GDP for the region grew by an average of 3.5% per year from 2006 to 2012. Excluding 2009, which includes the effects of the worldwide economic downturn, GDP for the region grew by an average of 4.4% per year. GDP growth in our home markets for the same period averaged 4.5% per annum (5.2% excluding 2009).

Other indicators of economic growth include private consumption and the export and import of goods and services. According to the World Bank, private consumption in Latin America has increased by 80% from $2.0 trillion in 2006 to $3.7 trillion in 2012, representing a CAGR of 10.3%. Private consumption in our home markets has increased by 106% over the same period, representing a CAGR of 12.8%. Exports in Latin America increased by 60%, from $876 billion in 2006 to $1,397 billion in 2012, representing a CAGR of 8.1%, while imports increased 79% from $798 billion to $1,427 billion over the same period, representing a CAGR of 10.2%.

The following table summarizes trends in key metrics for the overall Latin American macroeconomic landscape, together with data from our three home markets:

	2006	2007	2008	2009	2010	2011	2012	‘06 – ‘12(1)
Population (in millions)
Latin America	568.3	575.1	581.7	588.3	595.0	601.8	608.6	1.1%
Colombia	43.8	44.5	45.2	45.8	46.4	47.1	47.7	1.4
Costa Rica	4.4	4.5	4.5	4.6	4.7	4.7	4.8	1.5
Ecuador	14.0	14.3	14.5	14.8	15.0	15.2	15.5	1.7
El Salvador	6.1	6.1	6.2	6.2	6.2	6.3	6.3	0.5
Peru	28.0	28.3	28.6	28.9	29.3	29.6	30.0	1.1

GDP Growth
Latin America	5.4%	5.1%	3.6%	(2.1)%	5.4%	3.9%	3.0%	3.5%
Colombia	6.7	6.9	3.5	1.7	4.0	6.6	4.0	4.8
Costa Rica	8.8	7.9	2.7	(1.0)	5.0	4.4	5.1	4.7
Ecuador	4.4	2.2	6.4	0.6	2.8	7.4	5.0	4.1
El Salvador	3.9	3.8	1.3	(3.1)	1.4	2.0	1.6	1.6
Peru	7.7	8.9	9.8	0.9	8.8	6.9	6.3	7.0

Inflation(2)
Latin America	4.3%	5.5%	8.4%	2.8%	3.9%	5.1%	4.1%	4.9%
Colombia	4.3	5.5	7.0	4.2	2.3	3.4	3.2	4.3
Costa Rica	11.5	9.4	13.4	7.8	5.7	4.9	4.5	8.2
Ecuador	3.0	2.3	8.4	5.2	3.6	4.5	5.1	4.6
El Salvador	4.0	4.6	6.7	1.1	1.2	5.1	1.7	3.5
Peru	2.0	1.8	5.8	2.9	1.5	3.4	3.7	3.0

Unemployment Rate
Latin America	7.5%	7.1%	6.8%	7.8%	—	—	—	7.3%
Colombia	10.5	12.0	13.2	12.0	11.6	—	—	11.9
Costa Rica	6.0	4.6	4.9	7.8	7.3	7.7	—	6.4
Ecuador	7.7	6.1	7.3	6.5	5.0	4.2	—	6.1
El Salvador	6.6	6.3	5.9	7.3	7.0	—	—	6.6
Peru	8.8	7.2	6.4	6.3	7.9	7.8	—	7.4

Private Consumption (US$ bn)(3)
Latin America	$2,026	$2,383	$2,743	$2,646	$3,192	$3,576	$3,651	10.3%
Colombia	105	134	155	147	180	205	226	13.6
Costa Rica	15	18	20	19	23	27	34	14.9
Ecuador	31	33	38	39	43	48	52	9.1
El Salvador	17	19	21	19	20	21	22	4.1
Peru	57	66	81	83	95	108	123	13.7

Exports of Goods and Services (US$ bn)
Latin America	$876	$981	$1,126	$908	$1,164	$1,353	$1,397	8.1%
Colombia	29	34	43	37	46	64	68	15.4
Costa Rica	11	13	14	12	14	15	17	7.3
Ecuador	14	16	21	16	19	25	26	10.8
El Salvador	5	5	6	5	6	6	7	5.9
Peru	26	31	35	30	39	51	52	11.9

Imports of Goods and Services (US$ bn)
Latin America	$798	$939	$1,128	$907	$1,144	$1,354	$1,427	10.2%
Colombia	33	41	49	43	51	67	72	13.7
Costa Rica	12	14	16	12	15	17	19	7.4
Ecuador	14	16	21	17	22	26	28	12.7
El Salvador	9	10	11	8	9	11	11	4.4
Peru	18	24	34	26	35	44	47	17.1

Source: World Bank—World Development Indicators.

(1)	Average rate for GDP growth, inflation and unemployment rates; CAGR for private consumption and exports / imports.
(2)	Based on consumer price indexes.
(3)	Labeled household final consumption expenditure by the World Bank.

The economic growth exhibited in the region has led to a growing middle class, which has been marked by increased disposable income, enabling many Latin Americans to shift to air travel from other modes of transportation, such as bus travel. We believe that the passenger air travel market in Latin America is still underpenetrated, and that as the percentage of middle class households in the region increases, demand for air travel demand is likely to grow. The following chart compares population per aircraft in Latin America and the main geographic regions in the world:

Source: Boeing Current Market Outlook 2012 to 2031 as of December 2011.

Colombian Aviation Market

As of June 30, 2012, Colombia was the third most populous country in Latin America, with approximately 46.6 million inhabitants according to DANE. The country has a land area of approximately 1.1 million square-kilometers, and its territory is marked from north to south by the Andes Mountains.

Bogotá, Colombia’s capital and largest urban center is located in the center of the country, while the country’s major tourist and industrial centers are spread throughout its territory and along its coastline. We believe, that the country’s predominantly mountainous geography, coupled with what we believe to be an inadequate road and rail infrastructure make air travel a convenient and attractive transportation alternative for both business and leisure travelers. In addition, the fact that Colombia’s urban population is distributed across various cities spread throughout the country drives demand for air travel between cities. Colombia’s main cities other than Bogotá (approximately 8.0 million inhabitants) include Medellín (approximately 2.3 million inhabitants), Cali (approximately 2.2 million inhabitants), Barranquilla (approximately 1.2 million inhabitants), Cartagena (approximately 0.9 million inhabitants), and Bucaramanga (approximately 0.6 million inhabitants).

Colombia borders the Atlantic and Pacific oceans, as well as Venezuela, Brazil, Peru, Ecuador and Panama, and, for historic, cultural and business reasons, these countries represent significant markets for many Colombian businesses. Similarly, Colombia represents a significant market for businesses based in neighboring countries, promoting business travel by air across borders.

•	The Colombian civil aviation sector is divided into the following three main categories:

•	Domestic airlines, which provide scheduled public transportation services within Colombia;

•	International airlines, which operate scheduled international air services to and from Colombia; and

•	Charter airlines, which provide non-scheduled transportation services.

The scheduled passenger aviation market in Colombia consists of two principal types of travelers: business travelers and leisure travelers. Business travelers generally place an emphasis on an airline’s frequency of flights, reliability, number of direct flights, breadth of network and service enhancements. Passengers traveling for leisure or to visit friends and family generally place more emphasis on prices and are more willing to be flexible when making travel arrangements. We believe that the business travel sector is the most profitable segment of the Colombian air transportation market.

In addition to serving as a domestic hub, Bogotá serves as a hub for connecting passenger traffic between major North American, South American, Caribbean and Central American markets. Major Latin American passenger traffic markets that connect through Bogotá include Brazil, Argentina, Chile, Peru, Ecuador, Venezuela and Panama.

	2012 Traffic Results
	Passengers Carried (thousands)	Change from 2011 (%)	% of Total Passengers Carried
Total Colombia	24,723	14.5%	100.0%
Domestic Service	16,943	15.8%	68.5%
Bogotá—Medellín	2,279	24.1%	9.2%
Bogotá—Cali	1,614	6.3%	6.5%
Bogotá—Cartagena	1,485	20.6%	6.0%
Bogotá—Barranquilla	1,065	9.9%	4.3%
Bogotá—Bucaramanga	754	6.5%	3.0%
Bogotá—Pereira	531	11.5%	2.1%
Other(1)	9,216	16.8%	37.3%

International Service	7,780	11.7%	31.5%
Colombia—North America	2,449	7.4%	9.9%
Colombia—South America	2,164	11.3%	8.8%
Colombia—Europe	1,026	2.3%	4.2%
Colombia—Central America	1,962	23.8%	7.9%
Colombia—Caribbean	154	16.4%	0.6%
Colombia—Other	25	34.2%	0.1%

Source: Colombian Civil Aviation Authority

(1)	Includes domestic service between Bogotá—Santa Marta (2.9% of total passengers carried), Bogotá—San Andrés (2.2%), and Bogotá—Cúcuta (2.1%) as well as domestic service for routes that represent less than 2% of total passengers carried.

From 2002 to 2012, the number of passengers carried in the Colombian aviation market grew at an annualized rate of 8.4%. From 2008 to 2012, the number of passengers in the Colombian and Peruvian domestic aviation markets increased at an average rate of 15.3%.

	Passengers carried
Year	Domestic flights (million)	International flights (million)
2002	8.1	2.9
2003	7.8	3.0
2004	8.0	3.4
2005	8.1	4.0
2006	8.7	4.6
2007	9.2	5.1
2008	9.6	5.4
2009	10.7	5.6
2010	13.9	6.2
2011	14.6	7.0
2012	16.9	7.8

Source: Colombian Civil Aviation Authority

Peruvian Aviation Market

According to the Peruvian Department of Statistics, as of June 30, 2012, Peru was the fifth most populous country in Latin America, with approximately 30.1 million inhabitants. Peru has a land area of approximately 1.3 million square-kilometers and borders the Pacific Ocean, as well as Bolivia, Brazil, Colombia, Chile, and Ecuador.

Lima, Peru’s capital city and largest urban center is located in the Pacific coast, while other tourist, industrial, and urban centers are spread throughout the country, driving demand for air travel. The country has a predominantly mountainous geography as the Andean Mountains cross the country from north to south. The geographic difficulties coupled with what we believe to be lagging infrastructure development make air travel a convenient and attractive transportation alternative for travelers. Peru’s main cities in addition to Lima (approximately 8.5 million inhabitants) include Cusco (approximately 1.3 million inhabitants), Arequipa (approximately 0.9 million inhabitants), Trujillo (approximately 0.9 million inhabitants), Chiclayo (0.8 million inhabitants), and Piura (approximately 0.7 million inhabitants). According to the Peruvian Civil Aviation Authority, the three largest cities in Peru accounted for approximately 67% of total departures in 2012.

	Domestic segment 2012
	Passenger departures (million)	Passenger arrivals (million)
Lima	3.4	3.4
Cusco	0.9	1.0
Arequipa	0.6	0.6
Iquitos	0.4	0.4
Piura	0.3	0.3
Tarapoto	0.2	0.2
Trujillo	0.2	0.2
Chiclayo	0.2	0.2
Juliaca	0.2	0.1
Other	0.9	0.9
Total	7.2	7.2

Source: Peruvian Civil Aviation Authority

Note: Includes regular and non-regular passengers

According to the Peruvian Civil Aviation Authority, the domestic airline sector grew at a 12.9% annual compound rate from 2.1 million passengers in 2002 to 7.2 million passengers in 2012. In 2010, 2011, and 2012 the number of passengers carried on domestic flights grew 27.8%, 13.0%, and 17.0%, respectively, outperforming most other Latin American countries. International traffic to or from Peruvian locations grew at a 13.0% annual compound rate from 2.0 million passengers in 2002 to 6.8 million passengers in 2012.

	Passengers carried
Year	Domestic flights (million)	International flights (million)
2002	2.1	2.0
2003	2.3	2.0
2004	2.5	2.7
2005	2.7	3.0
2006	2.9	3.2
2007	3.7	3.9
2008	4.1	4.6
2009	4.3	4.8
2010	5.5	5.0
2011	6.2	5.8
2012	7.2	6.8

Source: Peruvian Civil Aviation Authority

Note: Includes regular and non-regular passengers

Ecuadorian Aviation Market

As of June 30, 2012, Ecuador was the ninth most populous country in Latin America, with approximately 15.5 million inhabitants according to the Ecuadorian Statistics Department. Ecuador has a land area of approximately 256 thousand square-kilometers and borders the Pacific Ocean, Colombia, and Peru.

Quito, Ecuador’s capital and second largest urban center is located in the north of Ecuador. Ecuador’s main cities other than Quito (approximately 2.4 million inhabitants) include Guayaquil (approximately 2.5 million inhabitants) and Cuenca (approximately 0.5 million inhabitants).

	2012 Traffic Results
	Passengers Carried (thousands)	Change from 2011 (%)	% of Total Passengers Carried
Total Ecuador	6,875	(1.78)%	100.0%
Domestic Service	3,762	(6.1)%	54.7%
Quito—Guayaquil	1,794	(8.3)%	26.1%
Quito—Cuenca	507	5.2%	7.4%
Quito—Manta	267	(4.1)%	3.9%
Quito—Coca	265	4.3%	3.9%
Quito—Baltra	186	(6.6)%	2.7%
Guayaquil—Baltra	156	(2.2)%	2.3%
Other(1)	587	(13.1)%	8.5%

International Service	3,113	3.9%	45.3%
Ecuador—South America	1,183	6.1%	17.2%
Ecuador—North America	910	(9.7)%	13.2%
Ecuador—Central America	551	29.4%	8.0%
Ecuador—Europe	456	12.2%	6.6%
Ecuador—Other	13	(67.9)%	0.2%

Source: Ecuadorian Civil Aviation Authority

Note: Includes regular passengers only

(1)	Includes domestic service for routes that represent less than 2% of total passengers carried.

According to the Ecuadorian Civil Aviation Authority (Dirección Nacional de Aviación Civil), passengers carried in domestic flights grew at a 10.8% annual compound rate between 2002 and 2012, from 1.3 million passengers to 3.8 million passengers. International traffic to or from Ecuador grew at a 5.1% annual compound rate during the same period, from 1.9 million passengers in 2002 to 3.1 million passengers in 2012.

	Passengers carried
Year	Domestic flights (million)	International flights (million)
2002	1.3	1.9
2003	1.6	1.9
2004	1.8	1.9
2005	2.0	2.1
2006	2.6	2.3
2007	2.8	2.5
2008	3.0	2.6
2009	3.3	2.6
2010	3.6	2.9
2011	4.0	3.0
2012	3.8	3.1

Source: Ecuadorian Civil Aviation Authority

Note: Includes regular passengers only

Central American Aviation Market

According to data from Boeing, traffic to and from Central America, as measured in RPKs, represented approximately 4.6% of worldwide traffic in 2012. A significant percentage of this traffic consisted of passengers flying between the United States and Latin America.

The Central American aviation market is dominated by international traffic, especially to or from North America. According to data from Boeing, traffic to and from North America represented 47.6% of total traffic in the region in 2012, compared to 14.0% for traffic within Central America and 9.0% for traffic between Central America and South America.

From 2003 to 2012, traffic between Central America and South America grew at an annualized rate of 14.0%. During the same period, traffic between Central America and North America increased at an average rate of 4.8%.

The following table shows annual RPKs in billions for the Central America region since 2003:

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	CAGR ‘03 – ‘12
Central America—Central America	26	27	27	28	30	32	30	31	32	36	3.8%
Central America—Europe	57	64	67	74	81	83	77	74	74	76	3.1%
Central America—North America	80	93	101	105	107	116	105	113	115	122	4.8%
Central America—South America	7	9	10	10	11	13	14	18	19	23	14.0%

Total Central America	170	193	205	218	228	244	226	236	240	257	4.7%

Source: Boeing Current Market Outlook 2012-2031 & 2013-2032.

BUSINESS

Overview

We are a leading airline in Latin America. In February 2010, we completed the combination of Avianca and Taca, two established airlines with geographically complementary operations in the Andean region (Colombia, Ecuador and Peru), in the case of Avianca, and Central America (Belize, Guatemala, Costa Rica, Honduras, El Salvador, Nicaragua and Panama) and Peru, in the case of Taca. In 2012, we were the market leader in terms of passengers carried in the domestic market of Colombia (the third largest domestic market in Latin America), according to the Colombian Civil Aviation Authority, and we believe we were the market leader in terms of passengers carried on international flights within the Andean region and Central America (our home markets), according to internal data we derive from MIDT. Our strong presence within the Andean region and Central America enables us to consolidate regional passenger traffic in our hubs and provide connectivity to international destinations, making us a leader in terms of international air passengers carried from our home markets to both North America and South America.

We operate an extensive route network from our strategically located hubs in Colombia, Peru and El Salvador (plus the focus markets of Costa Rica and Ecuador). We offer passenger and cargo service through more than 5,500 weekly scheduled flights to more than 100 destinations in over 25 countries around the world. Our code share alliances, together with our membership in Star Alliance, provide our customers with access to a worldwide network of over 1,200 destinations. During the six months ended June 30, 2013, we transported approximately 11.9 million passengers and 151,248 metric tons of cargo.

Since the combination of Avianca and Taca in February 2010, we have grown significantly. We believe we have already achieved many revenue-enhancing synergies from the integration of Avianca’s and Taca’s networks, which was the initial focus of the combination. We are now ready to implement a second stage of our integration plan focused primarily on achieving cost-oriented synergies from greater operating and administrative efficiencies and economies of scale. Our consolidated operating revenue increased from $3,794.4 million in 2011 to $4,269.7 million in 2012, and our consolidated operating profit increased from $202.4 million for the year ended December 31, 2011 to $280.9 million in 2012. Our consolidated operating revenue and consolidated operating profit increased from $2,078.7 million and $93.9 million, respectively, for the six months ended June 30, 2012 to $2,223.1 million and $138.0 million, respectively, for the six months ended June 30, 2013. The revenue-enhancing synergies from our network integration allowed us to optimize our route capacity and efficiency, through which we added 40 new routes and increased our available seat kilometers (ASKs) and our total passengers carried 26.6% and 31.8%, respectively, from 2010 (annualized from the eleven-month period from the combination of Avianca and Taca to December 31, 2010) to 2012, while maintaining a stable load factor of 79.6%. Our ASKs and total passengers carried increased 7.0% and 9.3%, respectively, from the six months ended June 30, 2012 to the six months ended June 30, 2013, while our load factor increased from 78.4% to 79.5%.

As of June 30, 2013, we operated a fleet of 151 aircraft (119 jet passenger aircraft, 28 turboprop passenger aircraft and four jet cargo aircraft) highlighted by our modern and efficient jet passenger fleet, mainly from the Airbus family. Since 2010, we have focused on increasing homogeneity in our fleet, and therefore increasing efficiency, by decreasing the number of aircraft models we operate. We intend to enhance our modern jet fleet further by continuing to add new aircraft and we currently have firm orders for delivery between the second half of 2013 and 2019 of 68 new Airbus aircraft (including two Airbus A330F freight aircraft) and 15 Boeing 787 Dreamliners. We are also in the process of replacing our regional fleet of Fokker 50s and Cessna 42s with 15 new and more efficient ATR72s to be delivered between the second half of 2013 and 2015.

We provide other services that complement our passenger and cargo businesses and diversify our sources of revenue. In March 2011, we launched our LifeMiles frequent flyer program, which has become a significant Latin American frequent flyer program, with approximately 5.0 million members as of June 30, 2013. We also provide aircraft maintenance, crew training and other airport services to other carriers as well as travel-related services to our customers.

We are a Panamanian company (sociedad anónima), and approximately 17.7% of our outstanding capital stock is represented by our preferred shares that are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia). Approximately 70.3% of our voting common shares are owned by Synergy Aerospace Corp., a corporation indirectly controlled by Mr. Germán Efromovich and Mr. José Efromovich, and approximately 29.0% of our voting common shares are owned by Kingsland Holdings Limited, a corporation controlled by the Kriete family.

Our Strengths

We believe that our most important business strengths include the following:

•

A market leader in a dynamic Latin American region. We have a leading presence in the Colombian domestic market and also in the market for international passenger service within the Andean region and Central America, a region with approximately 136 million inhabitants as of December 31, 2012 and what we believe to be dynamic and growing economies despite the economic and political risks in the region, including risks related to inflation, currency devaluation and political instability. Our passengers carried increased 27.4% in 2011, 12.9% in 2012 and 9.3% in the six months ended June 30, 2013, outperforming Latin America average growth in passengers carried of 3.8% in 2011, 7.6% in 2012 and 6.7% in the six months ended June 30, 2013, according to the Latin American and Caribbean Air Transport Association (ALTA), which in turn outperformed worldwide average growth in passengers carried during such period, according to the International Air Transport Association (IATA). We believe our strong presence in the regions in which we operate positions us well to benefit from economies of scale and grow from a position of strength.

•

A strong brand associated with a superior customer experience. We believe our Avianca brand is associated with superior service in the minds of many customers in our core Latin American markets. Since the combination of Avianca and Taca in 2010, we have unified our service standards to strive for “Excelencia Latina” (Latin Excellence), the ideal we set for our service goals. In addition, we were recently recognized as the “Best Airline in South/Latin America 2012” (Business Traveler Magazine December 2012) and the “Best Airline in Central America & Caribbean” (Skytrax World Airline Awards 2012). Beginning in May 2013, Avianca became our sole, unified brand for all of our operations.

•

A multi-hub network in Latin America. Our strategically located hubs in Bogotá, Lima and San Salvador provide coverage of the domestic markets in Colombia, Peru and Central America and support a broad international network connecting the Andean Region, Central America, the Caribbean, North America and Europe. Our hub network is complemented by focus city operations in San José in Costa Rica and Quito and Guayaquil in Ecuador and our membership in Star Alliance, the largest airline network in the world as of June 30, 2013 in terms of member airlines, daily flights, destinations and covered countries. We believe that the broad reach of our network, together with our code share alliances and Star Alliance membership, provide our customers with a wide range of destination options and provide us with a geographically diversified source of revenues that affords us flexibility and adaptability with respect to demand cycles in our industry.

•

One of the most modern passenger fleets among Latin American airlines. Our continuous fleet modernization process has increased our jet passenger fleet’s capacity and has made our jet passenger operative fleet one of the youngest among Latin American airlines, with an average aircraft age of 4.9 years as of June 30, 2013. Since 2010, as a result of our fleet modernization program, we have been able to increase fuel efficiency and improve our technical dispatch reliability. Since 2010, we have reduced the number of jet passenger aircraft types or models we use, and our current passenger fleet now consists primarily of Airbus aircraft. The increased homogeneity of our fleet has enabled us to reduce crew and staff training costs and also maintenance costs through the implementation of unified spare parts inventories and maintenance processes.

•	Experienced senior management team with strong track record. Our senior management team, which has an average of approximately 14 years of experience working with us, has significant industry knowledge and a demonstrated ability to successfully acquire and integrate businesses. In addition, we believe our incentive programs align our management team with our strategic objectives and contribute to our success by rewarding the accomplishment of pre-defined financial and operating goals.

Our Strategy

Our goal is to leverage our leadership position to take advantage of opportunities for profitable growth in the Latin American aviation market by expanding our network and continuing to reduce our operating costs. While we face challenges in our business, we are optimistic that successful implementation of our strategy will help us grow and increase our profitability. Key elements of our business strategy include the following:

•

Enhance customer loyalty through seeking to provide superior customer service and a culture of “Excelencia Latina.” Seeking to provide superior customer service is a cornerstone of our passenger and cargo business, and we seek to create a culture that delivers “Excelencia Latina” (Latin Excellence). We believe our Excelencia Latina can differentiate us from our competitors by combining high-quality operating performance with a warm, Latin American service culture that we believe caters to the tastes of Latin American passengers. Our strategy is based on selecting, training and rewarding dedicated personnel, establishing a solid operational and technological platform to provide high-quality operations, and delivering products and services such as improved VIP lounges, self-service check-in (over the internet, at kiosks or from mobile phones) and a superior experience aboard modern aircraft with a varied selection of in-flight entertainment options. We also intend to leverage our LifeMiles frequent flyer program to increase customer loyalty and attract new customers by providing competitive benefits, including priority seat availability, check-in and baggage handling and VIP lounge access.

•

Focus on achieving further synergies from the Avianca-Taca combination to increase revenues and reduce costs. After the combination of Avianca and Taca in February 2010, we focused initially on the commercial integration of our combined network and grew significantly in terms of passengers carried and operating revenues. As we embark on the second phase of our post-combination integration, we believe there is still meaningful potential to achieve further revenue growth as we implement a single commercial code (which we believe will enhance the connectivity of our unified network), consolidate our operations under a single Avianca brand identified with superior customer service and improve our revenue management practices. In addition, we will seek to achieve cost synergies by consolidating our maintenance procedures across the regions we serve and optimizing our flight operations, increasing aircraft utilization through interchangeability of aircraft, better crew planning and more efficient use of our regional hubs. We also intend to achieve synergies by unifying our IT platforms in finance, maintenance and operations.

•

Pursue opportunities for profitable growth in our passenger segment. We seek to grow our passenger business by protecting and leveraging our strong presence and optimizing our network in the markets we serve. We expect to add new destinations, routes and flight frequencies in Latin America to meet or stimulate demand for our services, in particular by adding new long-haul and other international destinations to be served from our Bogotá and Lima hubs, by enhancing our connectivity for passengers traveling between South and North America via our San Salvador hub and by taking advantage of what we believe to be increasing demand for air travel within Latin America. We also expect to continue to evaluate selectively additional growth opportunities through strategic alliances with other airlines as well as potential acquisitions and strategic opportunities that would complement our existing operations.

•

Grow our cargo operations. We believe our cargo operations offer an attractive opportunity for growth, complementing our passenger operations and diversifying our sources of revenue. We also believe that we have a significant opportunity to increase our footprint in the cargo business by leveraging our leadership position in Colombia to grow in other Latin American markets. We continuously evaluate opportunities to grow our cargo business through selective acquisitions in strategic markets and are focused in particular on opportunities to develop our presence in the cargo markets in Mexico and Brazil. We plan to enhance our competitiveness in the cargo sector by adding two new Airbus A330F freight aircraft dedicated exclusively to cargo transport. In addition, our modernized passenger fleet will have greater cargo capacity and allow us to continue to earn incremental revenues by complementing our cargo routes with cargo transported in the bellies of our passenger flights.

•

Expand our LifeMiles program to enhance our overall value. We believe our LifeMiles frequent flyer program enhances our brand recognition, strengthens our position in strategic markets and provides ancillary revenue opportunities. Our wholly-owned loyalty business unit operates our LifeMiles frequent flyer program and offers miles and loyalty services to program members and about 200 commercial partners. Sales from our loyalty business unit increased by approximately 40% from 2011 to 2012 and approximately 57% from the six months ended June 30, 2012 to the six months ended June 30, 2013. We intend to further enhance the program’s revenue growth by (1) increasing the number of active members, (2) increasing the accrual and redemption of miles per active member and (3) strengthening the network of commercial partners who allow their customers to earn LifeMiles, including by developing new co-branding and similar initiatives with hotel chains, car rental companies, banks, credit card companies and other airlines.

History

We are an airline holding company incorporated in Panama in connection with the combination of Avianca and Taca in February 2010. The combination of Avianca and Taca was announced and agreed in October 2009 by their respective controlling shareholders who, after the approval of the combination by the antitrust and regulatory authorities, contributed their respective interests in Avianca and Taca to us. Avianca Holdings S.A. (formerly AviancaTaca Holding S.A.) was incorporated in Panama on March 2, 2011.

In May 2011, we completed our initial public offering in Colombia on the Colombian Stock Exchange. In connection with that public offering we sold 100,000,000 preferred shares for COP 500,000 million (approximately $279 million).

In June 2012, we were accepted as official members of Star Alliance.

In May 2013, we issued $300 million in aggregate principal amount of 8.375% Senior Notes due 2020, our first offering in the international capital markets.

Avianca

Avianca was organized in 1919 as SCADTA (Sociedad Colombo-Alemana de Transportes Aéreos) by a group of Colombian and German investors that pioneered aircraft navigation in Colombia with Junkers F-13 hydroplanes. By the early 1920s, Avianca was offering international service to Venezuela and the United States. During World War II, the German investors sold their stake to Pan American World Airways, a U.S. corporation. In 1940, Aerovias Nacionales de Colombia S.A., or Avianca, was incorporated in connection with the merger of SCADTA and SACO (Servicio Aéreo Colombiano). In 1977, Avianca acquired SAM S.A., a Medellín based passenger airline. In 1981, Avianca built and began operating the Puente Aéreo terminal in Bogotá to service domestic routes in Colombia. Avianca remodeled this terminal in 2006 and currently enjoys exclusive rights to use it for domestic routes in Colombia until the earlier of April 1, 2016 and the date that the Operadora Aeroportuaria Internacional, or OPAIN, provides Avianca the necessary space to have its domestic and international operations integrated in one terminal. In 2004, our current controlling shareholder, Synergy, acquired Avianca, helping it emerge from its Chapter 11 reorganization. In 2008, Avianca acquired Tampa Cargo, a leading Colombian cargo airline, and in November 2010 acquired Aerogal, an Ecuadorian airline.

Taca

Taca was organized in 1931 in Honduras as Transportes Aéreos Centroamericanos (TACA). During the 1930s and 1940s, Taca expanded throughout Central America, including Costa Rica, El Salvador, Guatemala,

Nicaragua and Panama. By the 1950s, the operations were consolidated into one airline, Taca International, based in El Salvador. In 1963, the Kriete family acquired a majority interest in Taca. In the 1990s, Taca began acquiring interests in the flag carriers of each of the other Central American countries. In 1998, Taca modernized its fleet and redesigned its schedule into a dual hub and spoke network, with hubs in San Salvador and San José. In 1999, Taca launched Taca Peru, and added a hub in Lima, Peru.

Organizational Structure

The following is a simplified organizational chart showing our principal subsidiaries as of June 30, 2013:

(1)	“Service Companies” includes various special purpose vehicles formed to contract personnel and provide operating and other services.
(2)	“Aircraft Ownership Entities” includes special purpose vehicles organized for the financing of aircraft.

Aerovías del Continente Americano—Avianca S.A., or Avianca, Líneas Aéreas Costarricenses, S.A., or LACSA, Trans American Airlines S.A., or Taca Peru, and Taca International Airlines S.A., or Taca International, are our operating airline subsidiaries in Colombia, Costa Rica, Peru and El Salvador, respectively. Grupo Taca Holdings Limited is a holding company.

Airline Operations

Our operating revenues are comprised of passenger revenue, cargo and courier revenue and related activities revenue. Passenger revenue consists primarily of ticket sales and redemption of rewards under our LifeMiles loyalty program. Cargo and courier revenue consists primarily of services designed for the air transportation of goods, on an airport to airport basis and other complementary services. In addition, cargo and courier revenues include revenues derived from shipment of small parcels between countries, on a door-to-door basis and with defined transit time commitments from carriers. Related activities consist primarily of sales of LifeMiles program rewards to banks for use in credit card reward programs (net of the value of the underlying rewards which, when redeemed, are recognized as passenger revenue), and also include air transport-related services such as maintenance, crew training and other airport services provided to other carriers through our Avianca Services division, as well as service charges, ticket penalties, aircraft and property leases, marketing rebates, duty-free sales, charter flights and other general activities.

Passenger operations

Our passenger revenues represented 83.9%, 83.2% and 82.9% of our total revenues for the years ended December 31, 2011 and 2012 and the six months ended June 30, 2013, respectively.

Domestic

Domestic revenue accounted for approximately 28.7%, 28.4% and 26.6% of our total passenger revenue for the years ended December 31, 2011 and 2012 and the six months ended June 30, 2013, respectively.

Our Colombian domestic passenger revenue accounted for approximately 90.1%, 87.1% and 87.1% of our total domestic passenger revenue for the years ended December 31, 2011 and 2012 and the six months ended June 30, 2013, respectively. The majority of our domestic traffic corresponds to business travelers, but during peak vacation and holiday seasons in July and August, in December and January, and during the Easter holiday in March/April, the heaviest volumes of traffic come from leisure travelers. In Colombia, during the first six months of 2013, approximately 69% of our domestic passengers regard Bogotá as their destination or origination point, 19% of our domestic passengers pass through Bogotá in transit to other points on our domestic route network and the remaining 12% of our domestic passengers are point-to-point travelers who do not travel to or through Bogotá. Bogotá is a significant business center with a population of approximately 8.0 million. Medellín, Cali and Barranquilla are also important destinations, with a population of approximately 2.4 million, 2.3 million and 1.2 million, respectively.

Our Peruvian domestic passenger revenue accounted for approximately 3.7%, 6.8% and 7.9% of our total domestic passenger revenue for the years ended December 31, 2011 and 2012 and the six months ended June 30, 2013, respectively. We have flown a daily route between Lima and Cuzco for more than 10 years. During 2011 we increased our domestic operation in Peru. Currently we fly nine routes to nine domestic destinations. During the year ended December 31, 2012 and the quarter ended March 31, 2013, according to the data provided by the Peruvian Civil Aviation Authority, we were the second-largest domestic carrier in Peru with approximately 12.6% and 15.1%, respectively, of the domestic passenger market.

Our Ecuadorian domestic passenger revenue accounted for approximately 6.1%, 6.1% and 4.9% of our total domestic passenger revenue for the years ended December 31, 2011 and 2012 and the six months ended June 30, 2013, respectively.

International

International revenue accounted for approximately 71.3%, 71.6% and 73.4% of our total passenger revenue for the years ended December 31, 2011 and 2012 and the six months ended June 30, 2013.

The majority of our passenger traffic to the United States and Europe is for leisure purposes, principally from Colombian travelers. Leisure traffic tends to coincide with holidays, school schedules and cultural events and peaks in July and August and again in December and January. Within Latin America, business travel constitutes the heaviest traffic volume, although a substantial amount of passenger traffic also comes from leisure travel.

Our international traffic is served through our airlines: Avianca (Colombia), Taca International (El Salvador), LACSA (Costa Rica) and Taca Peru (Peru). Two of our subsidiaries, Aviateca S.A. (Guatemala) and Taca de Honduras (Honduras), operate their international routes through charter flights and wet leases with other of our subsidiaries. We are not currently operating any flights with the license for international routes of Nicaraguense de Aviación S.A.—Nica (Nicaragua).

Regional operation in Central America

Our regional operation in Central America is served through our regional airlines: Aerotaxis La Costeña S.A.—La Costeña (Nicaragua), Isleña de Inversiones S.A.—Isleña (Honduras), Servicios Aéreos Nacionales S.A.—Sansa (Costa Rica) and Aviateca (Guatemala). Our passenger revenue from our regional operation in Central America accounted for approximately 0.8%, 0.4% and 0.3% of our total passenger revenue for the years ended December 31, 2011 and 2012 and the six months ended June 30, 2013, respectively.

Cargo and other

Our cargo business generally operates on the same route network used by our passenger airline business, which is supplemented by freighter-only operations. Overall, it includes more than 100 destinations of which 16 are operated by freighter aircraft and the remaining by the bellies of our passenger aircraft. We carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export oriented companies and individual consumers.

Our cargo and courier services revenues represented 11.1%, 11.3% and 10.6% of our total revenues for the years ended December 31, 2011 and 2012 and the six months ended June 30, 2013, respectively. Cargo revenues increased 15.8% between 2011 and 2012 primarily due to a 7.6% increase in traffic in terms of RTKs and a 7.6% increase in cargo yield. These increases were offset by a decline in our cargo load factor from 64.0% in 2011 to 62.5% in 2012 as a result of our capacity growing at a faster rate than our usage. Cargo revenues increased 2.0% from the six months ended June 30, 2012 to the six months ended June 30, 2013 primarily due to a 5.3% increase in traffic in terms of RTKs partially offset by a 3.1% decrease in cargo yield. These increases were offset by a decline in our cargo load factor from 60.5% in the first half of 2012 to 57.3% in first half of 2013 as a result of our capacity growing at a faster rate than our usage.

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
Total ATKs (millions)	654	588	1,198	1,087
Total RTKs (millions)	375	356	748	695
Weight of cargo carried (thousands of tons)	151	143	299	272
Total cargo yield (cargo revenues/RTKs, in $)	0.54	0.56	0.54	0.50
Total cargo load factor (%)	57.3%	60.5%	62.5%	64.0%

Our international cargo operations are headquartered in Bogotá, and we also have a significant cargo operation in Medellín and Miami. The United States accounts for the majority of our cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, the United States is also the main supplier of goods, such as high-tech equipment or spare parts, transported by air to Latin American countries. We operate in Europe through our passenger aircraft from Bogotá, Cali and Medellín to Madrid and Barcelona, and to other destinations around the world through our code share and interline agreements. In Latin America, the principal origins of our cargo are Colombia, Ecuador, Peru, Argentina and Brazil. We continuously evaluate opportunities to grow our cargo business through selective acquisitions in strategic markets and are focused in particular on opportunities to develop our presence in the cargo markets in Mexico and Brazil.

In general terms, cargo flows are unidirectional. This characteristic is a key determinant in the structure of cargo operations. This is especially relevant in markets featuring structural imbalances between inbound and outbound flows or during specific periods of such disequilibrium. Lack of demand in one particular direction may force airlines to rely on different markets in order to maximize loads on return flights. In recent years, we have diversified origins and destinations, creating a larger network that can maximize asset utilization and decrease regional dependence. Also, we have strengthened our cargo headquarters in Bogotá through the integration of the freighters and passenger plane networks.

The sharp contraction of our traditional markets in 2009—imports into the region and exports from the region—followed by the rapid recovery of demand in 2010 required us to fully leverage the flexibility of our business model. As a result, during 2012, we consolidated our Avianca, Taca, Aerolineas Galapagos S.A.—Aerogal (Aerogal) and Tampa Cargo operations under one cargo operation and increased the capacity of our cargo fleet. This process is also being reinforced by the addition of four new Airbus A330F freight aircraft, two of which we had already received as of June 30, 2013 and the remaining two are expected in the second half 2013. This aircraft has a capacity of up to 70 tons of freight and a range of up to 4,000 nautical miles. We believe this significant investment allows us to enhance our regional competitiveness.

Under our DEPRISA brand, we operate an express courier operation in Colombia. DEPRISA is a significant player in the courier industry with more than 600 branches, 300 domestic and 200 international (UPS allied in Colombia) destinations, a broad domestic and international product portfolio with same day and next day deliveries, and we believe a strong brand recognition and reputation in Colombia.

DEPRISA also manages our domestic cargo operation in Colombia and express courier operation located mainly in the United States that operates currently under the brand AVIANCA EXPRESS, which has more than 50 branches in the United States.

Our courier revenues represented 1.8%, 1.8% and 1.5% of our total revenues for the years ending December 31, 2011 and 2012 and the six months ended June 30, 2013, respectively.

We provide other services that complement our passenger and cargo businesses and diversify our sources of revenue. Other revenues consist primarily of sales of LifeMiles program rewards to banks for use in credit card reward programs (net of the value of the underlying rewards which, when redeemed, are recognized as passenger revenue), and also include air transport-related services such as maintenance, crew training and other airport services provided to other carriers through our Avianca Services division, as well as service charges, ticket penalties, aircraft and property leases, marketing rebates, duty-free sales, charter flights and other general activities.

Other revenues accounted for approximately 5.0% of our total revenue in 2011, 5.5% of our total revenue in 2012 and 6.5% of our total revenue in the six months ended June 30, 2013.

Route Network and Schedules

Through our network, we operate more than 780 daily scheduled flights (including domestic flights) to more than 100 different destinations in North America, Central America, South America and Europe. Our network combines three strategically located hubs in Bogotá, San Salvador and Lima, as well as strong point-to-point service from and to different major destinations in North America, Central America, South America and Europe. We also provide our passengers with access to flights to approximately 100 destinations in North America, Central America, South America and Europe through code-sharing arrangements with Aeromexico, Air Canada, Iberia, Lufthansa, Satena, Sky Airline, United Airlines and US Airways. Additionally, by joining Star Alliance in 2012, we increased the alliances for our frequent flyer program, granting access to our clients to more than 1,200 destinations and more than 990 VIP lounges throughout the world, as well as mileage accruals and redemptions with the 27 Star Alliance carrier members.

We connect city pairs with lower passenger traffic through our three hubs, which build density on flights and enables us to serve these destinations with a higher frequency. When passenger demand for a particular city pair is sufficient, we provide point-to-point service, which reduces travel time and inconvenience for passengers. We believe that this mixed model allows us to efficiently allocate our resources among high and low-traffic destinations.

For our international connections at our three hubs, we utilize a morning bank, an evening bank and, for some of our hubs, a midday bank of flights, with flights timed to arrive to the corresponding hub at approximately the same time and to depart a short time later. These banks give us the opportunity to provide more frequent service to many destinations, allow some passengers more convenient connections and increase the flexibility of scheduling flights throughout our route network.

The following table shows the distribution of our passenger revenue generated in each of the different regions for the periods indicated measured by destination:

	Six Months Ended June 30,	Year Ended December 31,
Region	2013	2012	2011
Domestic Colombia	26.1%	27.0%	26.9%
North America(1)	25.3%	25.9%	27.6%
Lower South America(2)	13.7%	13.3%	11.7%
Upper South America(3)	10.5%	9.7%	9.8%
Europe	8.2%	8.1%	8.3%
Central America (non-regional)	9.7%	9.3%	9.8%
Caribbean	2.4%	2.2%	2.1%
Domestic Peru	2.4%	2.1%	1.1%
Domestic Ecuador	1.5%	1.9%	1.8%
Regional Central America	0.3%	0.4%	0.8%

Total	100.0%	100.0%	100.0%

(1)	North America includes Mexico.
(2)	Argentina, Bolivia, Brazil, Chile, Paraguay and Uruguay.
(3)	Colombia, Venezuela, Peru and Ecuador.

The following table sets forth the information regarding the number of revenue passengers we carried for the periods indicated measured by destination:

	Six Months Ended June 30,		Year Ended December 31,
Region	2013		2012		2011
Domestic Colombia	5,815,910	50.0%	11,002,991	48.7%	9,341,827	46.2%
North America(1)	1,649,653	14.2%	3,363,730	14.9%	3,349,619	16.6%
Lower South America(2)	733,398	6.3%	1,458,081	6.4%	1,248,503	6.2%
Upper South America(3)	836,123	7.2%	1,621,512	7.2%	1,508,329	7.5%
Europe	240,352	2.1%	440,468	1.9%	409,504	2.0%
Central America (non-regional)	1,139,823	9.8%	2,267,414	10.0%	2,173,848	10.8%
Caribbean	204,942	1.8%	374,930	1.7%	323,729	1.6%
Domestic Peru	586,534	5.0%	946,753	4.2%	529,287	2.6%
Domestic Ecuador	347,831	3.0%	949,313	4.2%	1,024,528	5.1%
Regional Central America	85,040	0.7%	182,859	0.8%	303,811	1.5%

Total	11,639,606	100.0%	22,608,051	100.0%	20,212,985	100.0%

(1)	North America includes Mexico.
(2)	Argentina, Bolivia, Brazil, Chile, Paraguay and Uruguay.
(3)	Colombia, Venezuela, Peru and Ecuador.

The following table shows our ASKs in each of the different regions for the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,
Region	2013		2012		2011
Domestic Colombia	3,164	16.8%	5,675	15.5%	4,719	14.2%
North America(1)	5,735	30.4%	11,851	32.4%	11,994	36.1%
Lower South America(2)	3,178	16.8%	6,270	17.1%	4,988	15.0%
Upper South America(3)	1,528	8.1%	2,848	7.8%	2,588	7.8%
Europe	2,241	11.9%	4,134	11.3%	3,956	11.9%
Central America (non-regional)	1,726	9.1%	3,318	9.1%	2,937	8.8%
Caribbean	503	2.7%	1,033	2.8%	823	2.5%
Domestic Peru	492	2.6%	787	2.2%	474	1.4%
Domestic Ecuador	292	1.5%	630	1.7%	657	2.0%
Regional Central America	27	0.1%	59	0.2%	113	0.3%

Total	18,885	100.0%	36,604	100.0%	33,248	100.0%

(1)	North America includes Mexico.
(2)	Argentina, Bolivia, Brazil, Chile, Paraguay and Uruguay.
(3)	Colombia, Venezuela, Peru and Ecuador.

Network and schedule from Bogotá hub

As of June 30, 2013, through our Bogotá hub, we operated approximately 2,884 weekly scheduled flights to 21 different destinations in Colombia, six in North America, 11 in South America, seven in Central America and the Caribbean and two in Europe. Unlike our international operations, we utilize a “rolling hub” system in our domestic operations whereby our inbound and outbound connecting flights operate throughout the day, instead of during designated time banks. Our Puente Aéreo domestic terminal allows us to more efficiently manage our large volumes of domestic traffic.

Through our Bogotá hub, we currently provide scheduled service to the following cities in Colombia:

		Number of Passengers Carried(3)
Domestic Destinations(1)	Departures scheduled per week(2)	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Armenia	86	121,441	221,864	182,169
Barrancabermeja	54	75,499	147,559	133,507
Barranquilla	190	502,736	939,611	826,877
Bucaramanga	150	373,200	718,160	644,297
Cali	335	816,692	1,653,157	1,602,063
Cartagena	250	641,323	1,212,525	1,042,358
Cúcuta	92	229,023	451,374	410,589
Yopal	28	29,196	24,265	—
Florencia	14	14,465	27,512	—
Ibague	54	49,470	106,789	89,351
Manizales	110	91,681	182,175	168,089
Medellín	367	918,483	1,785,707	1,647,900
Monteria	56	128,681	227,578	198,336
Neiva	94	103,078	195,642	140,879
Pasto	42	86,264	176,060	160,809
Pereira	138	319,039	612,393	569,386
Popayan	38	37,551	82,520	63,947
Riohacha	28	41,162	83,299	56,530
San Andrés	42	123,505	268,115	240,636
Santa Marta	100	272,739	517,765	391,030
Valledupar	42	104,138	194,628	192,323

(1)	Reflects destinations served as of June 30, 2013.

(2)	Departures for the week ended June 30, 2013.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Bogotá.

We currently provide international scheduled service from our Bogotá hub to the following cities:

		Number of Passengers Carried(3)
International Destinations(1)	Departures scheduled per week(2)	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Aruba	14	36,512	70,519	71,246
Barcelona	8	44,013	87,585	84,414
Brasilia	8	13,757	12,376	—
Buenos Aires	8	45,958	94,095	93,946
Caracas	42	145,774	297,044	261,153
Curacao	14	25,625	51,655	44,171
Fort Lauderdale	14	41,719	89,528	93,360
Guayaquil	36	81,186	145,821	138,158
Havana	10	17,655	17,439	—
La Paz	14	24,240	48,636	4,765
Lima	28	110,552	214,480	185,759
Madrid	28	121,340	192,403	158,209
Mexico City	42	126,707	242,697	221,186
Miami	42	147,055	255,248	235,823
New York	28	115,890	222,417	202,806
Orlando	14	34,450	42,476	18,096
Panama City	42	90,537	195,737	181,640
Punta Cana	14	22,210	33,384	11,192
Quito	56	139,974	288,420	260,481
Rio de Janeiro	14	32,084	42,852	4,982
San José	14	25,903	13,692	—
Santiago	14	76,236	137,973	90,864
Santo Domingo	14	34,207	50,922	40,015
São Paulo	28	110,775	216,960	151,373
Valencia (Venezuela)	14	38,275	72,275	52,452
Washington	14	36,650	72,222	47,784

(1)	Reflects destinations served as of June 30, 2013.
(2)	Departures for the week ended June 30, 2013.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Bogotá.

Network and schedule from San Salvador hub

Our San Salvador hub connects, principally, passengers from different destinations in North America, Central America and South America. As of June 30, 2013, through our San Salvador hub, we operated approximately 654 weekly scheduled flights to 11 destinations in North America, six in South America, ten in Central America and the Caribbean and currently provide scheduled service to the following destinations:

		Number of Passengers Carried(3)
Destinations(1)	Departures scheduled per week(2)	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Belize City	14	18,573	33,248	34,959
Bogotá	36	56,028	42,249	2,108
Cali	10	11,684	8,158	—
Cancun	14	37,885	65,342	54,326
Guatemala City	54	100,866	205,010	211,110
Dallas	14	22,651	39,515	28,154
Guayaquil	14	15,045	22,273	16,134
Houston	14	27,195	51,469	50,699
Havana	12	14,828	24,470	6,809
Liberia	8	3,994	7,254	5,056
Lima	28	78,232	149,488	137,020
Los Angeles	48	139,198	302,632	271,751
Managua	42	82,836	162,463	162,501
Medellín	14	9,900	—	—
Mexico City	14	35,258	81,589	94,162
Miami	14	44,251	86,169	89,318
New York	32	87,993	157,854	154,883
Orlando	8	14,710	31,962	22,901
Panama City	28	28,742	49,495	41,874
Quito	14	17,935	11,672	—
Roatan	14	8,243	18,935	19,154
San Francisco	20	63,184	129,239	123,671
San José	56	63,095	244,601	258,938
San Pedro Sula	42	69,868	136,476	149,302
Tegucigalpa	42	49,539	97,301	94,716
Toronto	14	45,073	54,924	40,976
Washington	34	100,431	197,646	203,437

(1)	Reflects destinations served as of June 30, 2013.
(2)	Departures for the week ended June 30, 2013.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from San Salvador.

Network and schedule from Lima hub

Our Lima hub connects passengers from different destinations in South America to destinations in North America, Central America and Europe, through our other two hubs. As of June 30, 2013, through our Lima hub, we operated approximately 505 weekly scheduled flights to seven destinations in Peru, two in North America, 15 in South America and two in Central America and the Caribbean and currently provide scheduled service to the following cities in Peru:

		Number of Passengers Carried(3)
Domestic Destinations(1)	Departures scheduled per week(2)	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Arequipa	40	78,048	130,175	56,275
Chiclayo	14	36,276	88,733	52,245
Cuzco	98	224,917	265,172	201,392
Juliaca	14	41,288	82,246	18,154
Piura	28	72,330	140,670	67,830
Tarapoto	14	40,011	61,193	69,820
Trujillo	28	49,988	103,500	63,571

(1)	Reflects destinations served as of June 30, 2013.
(2)	Departures for the week ended June 30, 2013.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Lima.

We currently provide scheduled service from our Lima hub to the following cities internationally:

		Number of Passengers Carried(3)
International Destinations(1)	Departures scheduled per week(2)	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Asunción	14	22,409	54,877	53,447
Bogotá	28	105,808	160,810	155,686
Buenos Aires	28	132,562	249,960	256,452
Cali	6	9,839	7,060	29
Caracas	22	71,784	139,975	133,115
Guayaquil	10	24,753	74,881	81,440
Havana	8	23,208	54,887	43,640
La Paz	14	32,621	85,391	88,619
Mexico City	8	19,291	47,814	43,808
Medellín	6	11,451	8,701	—
Miami	14	40,333	84,731	83,108
Montevideo	14	45,574	76,843	49,686
Porto Alegre	6	13,285	26,868	26,116
Quito	28	63,936	130,580	142,519
Rio de Janeiro	14	40,426	81,388	78,077
Santa Cruz	14	26,353	56,904	24,971
Santo Domingo	6	17,814	29,217	30,000
Santiago	14	59,683	131,703	142,665
São Paulo	14	57,293	123,680	119,019

(1)	Reflects destinations served as of June 30, 2013.
(2)	Departures for the week ended June 30, 2013.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Lima.

Network and schedule from San José

As of June 30, 2013, through our network in San José, we operated approximately 196 weekly scheduled flights to two destinations in North America, three in South America and five in Central America and the Caribbean. Our San José network connects, principally, passengers from different destinations in North America, Central America and South America and currently provide scheduled service to the following destinations:

		Number of Passengers Carried(3)
Destinations(1)	Departures scheduled per week(2)	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Bogotá	14	25,631	83,049	98,139
Caracas	14	26,707	52,140	54,544
Guatemala City	14	75,556	160,846	167,418
Lima	14	64,627	138,337	136,588
Managua	14	14,724	29,627	36,200
Mexico City	14	38,241	71,859	78,958
Miami	14	25,380	54,397	61,771
Panama City	14	35,939	87,482	90,567
San Pedro Sula	14	7,770	15,107	16,241
Tegucigalpa	14	8,827	15,364	14,626

(1)	Reflects destinations served as of June 30, 2013.
(2)	Departures for the week ended June 30, 2013.
(3)	These numbers reflect the number of revenue passengers carried to or from San José.

Domestic network and schedule in Ecuador

We operate 185 weekly scheduled domestic flights to seven destinations in Ecuador, through our subsidiary Aerogal.

We currently provide scheduled domestic service between the following cities in Ecuador:

		Number of Passengers Carried(3)
Domestic(1)	Departures scheduled per week(2)	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Baltra—Guayaquil	20	57,962	118,012	109,165
Baltra—Quito	3	8,642	10,647	13,874
Cuenca—Quito	19	24,661	89,136	102,923
El Coca—Quito	12	23,137	41,536	3,709
Guayaquil—Quito	81	150,758	462,933	583,431
Guayaquil—San Cristobal	16	36,704	72,763	62,397
Manta—Quito	34	44,984	150,858	113,942

(1)	Reflects destinations served as of June 30, 2013.
(2)	Departures for the week ended June 30, 2013. These numbers do not include flights served by Isleña.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.

Regional operation and schedule in Central America

We operate approximately 326 weekly scheduled domestic flights to 15 destinations in Central America, through a group of airlines composed by Aviateca (Guatemala), Sansa (Costa Rica), La Costeña (Nicaragua) and Isleña (Honduras).

Through our regional operation in Central America, we currently provide scheduled domestic service between the following cities in Central America:

		Number of Passengers Carried(3)
Domestic(1)	Departures scheduled per week(2)	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Drake Bay—San José	10	2,679	3,731	2,736
Golfito—San José	28	5,264	10,337	8,955
Guatemala City—Flores	28	21,686	43,875	39,991
La Ceiba—Tegucigalpa	14	4,560	7,287	16,617
Liberia—San José	28	2,990	6,791	6,364
Palmar Sur—San José	12	1,295	2,291	2,095
Puerto Jimenez—San José	28	6,562	11,986	10,613
Roatan—San Pedro Sula	12	7,849	11,641	12,400
Roatan—Tegucigalpa	12	7,301	11,144	1,909
San José—Tamarindo	14	2,525	5,851	6,540
San José—Tambor	42	9,171	16,466	17,338
San José—Quepos	56	10,059	17,818	19,345
San Pedro Sula—Tegucigalpa	28	16,849	39,160	37,579

(1)	Reflects destinations served as of June 30, 2013.
(2)	Departures for the week ended June 30, 2013. These numbers do not include flights served by Isleña.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.

Network and schedule from other cities

In addition to the different destinations served through our three hubs, we provide point-to-point service between different destinations and domestic flight service in Central America and Ecuador.

Point-to-Point Service

We currently provide domestic point-to-point scheduled service between the following cities:

		Number of Passengers Carried(3)
Domestic(1)	Departures scheduled per week(2)	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Arequipa—Cuzco	8	12,781	18,878	—
Barranquilla—Cali	20	46,015	51,341	44
Bucaramanga—Medellín	12	5,967	—	—
Barranquilla—Medellín	40	94,026	163,284	77,380
Cali—Cartagena	20	51,758	59,139	—
Cali—Medellín	101	178,135	313,783	197,600
Cali—Pasto	14	15,037	31,204	39,505
Cali—Tumaco	28	29,434	59,730	46,368
Cartagena—Medellín	70	229,316	369,214	122,565
Cúcuta—Medellín	10	32,634	49,095	—
Cuzco—Puerto Maldonado	14	30,895	56,186	—
Medellín—Santa Marta	18	53,396	77,503	40,100

(1)	Reflects destinations served as of June 30, 2013.
(2)	Departures for the week ended June 30, 2013.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.

We currently provide international point-to-point scheduled service between the following cities:

		Number of Passengers Carried(3)
International(1)	Departures scheduled per week(2)	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Barranquilla—Miami	14	37,652	80,222	82,469
Cali—Guayaquil	10	16,944	27,015	29,420
Cali—Madrid	10	53,023	116,239	124,780
Cali—Miami	14	36,768	80,833	79,361
Cartagena—Miami	14	31,191	65,294	78,934
Guatemala City—Chicago	6	17,410	31,991	34,499
Guatemala City—Los Angeles	10	50,503	104,281	106,533
Guatemala City—Miami	12	21,881	49,511	57,481
Guatemala City—San Pedro Sula	14	6,168	11,748	10,777
Managua—Miami	14	45,464	114,063	100,275
Medellín—Madrid	4	21,971	44,241	42,101
Medellín—Miami	14	41,049	87,418	86,200
Medellín—New York	14	20,491	40,206	52,996
Medellín—Panama City	14	13,618	27,070	11,559
Medellín—Quito	8	6,925	20,341	25,272
San Pedro Sula—New York	4	14,059	31,061	35,042
Miami—San Pedro Sula	14	26,490	60,500	65,608

(1)	Reflects destinations served as of June 30, 2013.
(2)	Departures for the week ended June 30, 2013.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.

Alliances

We have a number of bilateral and multilateral alliances with other airlines, which enhance travel options for customers by providing greater time of day coverage to common destinations, additional mileage accrual and redemption opportunities, and access to markets that we do not serve directly. These marketing alliances typically include one or more of the following features: loyalty program reciprocity; code sharing of flight operations (whereby seats on one carrier’s selected flights can be marketed under the brand name of another carrier); coordination of reservations, ticketing, passenger check-in, baggage handling and flight schedules, and other resource-sharing activities.

We are a member of Star Alliance, a global integrated airline network founded in 1997 and the largest and the most comprehensive airline alliance in the world. As of January 1, 2013, Star Alliance carriers served 1,329 airports in 194 countries with over 21,900 daily flights. Current Star Alliance members, in addition to us, are Adria Airways, Aegean Airlines, Air Canada, Air China, Air New Zealand, All Nippon Airways, Asiana Airlines, Austrian Airlines, Brussels Airlines, Copa Airlines, Croatia Airlines, EGYPTAIR, Ethiopian Airlines, LOT Polish Airlines, Lufthansa, SAS Scandinavian Airlines, Shenzhen Airlines, Singapore Airlines, South African Airways, SWISS, TAM Airlines, TAP Portugal, THAI Airways International, Turkish Airlines, United / Continental Airlines and US Airways. Star Alliance has announced that EVA Air will be a future Star Alliance member. On February 14, 2013, US Airways announced an agreement to merge with AMR Corporation and its intent to exit Star Alliance as a result of such merger.

Besides our Star Alliance allies, we currently have strategic code share agreements with Aeroméxico, Cubana, Iberia, Satena and Sky Airline. In addition, we have a frequent flyer program agreement in place with Iberia.

These alliances enhance our network, providing more options, facilities and benefits to our customers and additional revenues to us.

Loyalty Business Unit

We believe that a strong loyalty program provides the basis for improved profitability and for the development of a lucrative loyalty business. In recent years we have made investments to improve our frequent flyer program, LifeMiles. We monitor LifeMiles performance carefully and believe that in the future it has the potential to offer strategic partnerships and other opportunities.

In March 2011, we launched LifeMiles, the consolidated and improved frequent flyer program of Avianca and Taca. Aerogal adopted LifeMiles as its frequent flyer program in November 2012. As of June 30, 2013, LifeMiles has approximately five million members. We believe that LifeMiles is the most attractive frequent flyer program offered by a Latin American airline. For example, LifeMiles was the only Latin American program included in a September 2012 CNN article listing “7 of the top frequent flier programs” in the world. LifeMiles members earn mileage by flying on Avianca, Taca, Aerogal, and on partner airlines. Mileage can also be earned by using certain services offered by about 200 program partners, including banks, hotels and car rental agencies. LifeMiles members can use their miles to fly to over 1,200 destinations around the world. In addition, miles can be redeemed for upgrades, entrance to our VIP lounges, excess baggage waivers and many other awards from program partners. Our Elite program includes three Elite status levels. Among the benefits that all of our Elite members enjoy are: complementary automatic upgrades based on space availability and complementary access to our network of VIP lounges. Our Diamond Elites and Gold Elites also enjoy the benefits of Star Alliance Gold status, including complementary access to some 1000 Star Alliance VIP lounges around the world.

Since the combination of Avianca and Taca, loyalty programs have been the source of significant direct and indirect value creation for us. Indirectly, LifeMiles contributes to the strength of our primary business in key commercial markets, and supports yields through miles-based voluntary up-sell incentives. More directly, loyalty generates financial value for us principally through the commercialization of miles. A significant majority of miles commercialized through partners are sold to banks. For example, we have approximately 32 co-branded credit and debit card products in place in eight countries, and active mileage sales agreements with more than 65 financial institutions.

Pricing and Revenue Management

We maintain revenue management policies and procedures that are intended to maximize total revenue, while keeping fares generally competitive with those of our major competitors. We charge higher prices for tickets on higher-demand flights, tickets purchased on short notice and tickets for itineraries suggesting a passenger would be willing to pay a premium. The number of seats we offer at each fare level in each market is determined by a continual process of analysis and forecasting, taking into account factors such as past booking history, seasonality, the effects of competition and current booking trends. We use a combination of approaches, taking into account yields, flight load factors and effects on load factors of continuing traffic, depending on the characteristics of the markets served, to arrive at a strategy for achieving the highest possible revenue per ASK, balancing the average fare charged against the corresponding effect on our load factors.

Our revenue management software includes PROS O&D III for demand forecasting and inventory control optimization, PROS GRMS for group requests acceptance and negotiation process optimization, Profit Line Price (PLP) for competitors fares monitoring and analysis, Infare for competitors’ websites availability and fares monitoring and analysis, and Network Revenue Planning System (NRPS) for determining network optimization opportunities. Currently we are in the process of implementing a new system, Real Time Dynamic Pricing (PROS RTDP), which is designed to enhance the seat inventory availability decision making process.

Sales and Distribution

We use direct and indirect distribution channels. In the past few years, we have focused on streamlining our distribution strategy in order to reduce costs and enhance the effectiveness of our commercial efforts. During the six months ended June 30, 2013 approximately 67% of our sales were through travel agencies and tour operators while approximately 33% were sales in the more profitable channels, direct channels, website, call centers and direct point of sales. Travel agents receive base commissions of 3.1% in Colombia and 4.2% in other countries. The weighted average rate for these commissions during this period was 3.8%. There commissions consist of “up front over commission,” and “back end over commission.” These commissions are established by us, based on market conditions, strategic needs by country and other needs or goals.

Travel agencies obtain airline travel information and issue airline tickets through global distribution systems, or GDSs, that enable them to make reservations on flights from a large number of airlines. GDSs are also used by travel agents to make hotel and car rental reservations. We participate in all major international GDSs, including SABRE, Amadeus, Galileo and Worldspan. In return for access to these systems, we pay transaction fees that are generally based on the number of reservations booked through each system. We believe that obtaining a single commercial code is likely to give our flights greater visibility at travel agencies.

Our website, is an integral part of our commercial, marketing and service efforts. Together with other direct sales initiatives, our website provides us with an important tool to reduce our distribution costs. Sales on our website have increased significantly in recent years, by approximately 18.4% in the first six months of 2013 compared to the same period of 2012. We are continually improving our website, a key element of our new short-haul model, so that the technological platform can support future growth.

The following are data for our ticket sales in the first six months of 2013 through our ticket offices, direct agents, call center and website portals:

•	Ticket sales through our approximately 180 ticket offices in Colombia and abroad accounted for approximately 10% of our sales.

•

Ticket sales through our direct agents accounted for approximately 2% of our sales. Our direct agents are third-party agents who work for us on an exclusive basis. Currently in Colombia, our ticket officers and direct agents also sell package deals through Avianca Tours, which is our internal travel agency dedicated to packaging flights, hotels and rental cars to provide our customers with promotions during off-peak seasons. We plan to extend this service to other markets we serve.

•

Ticket sales through our call center accounted for approximately 6% of our sales. Our call centers are located in Medellín, Colombia and in San José, Costa Rica and handle reservations and sales calls from throughout the world for our domestic and international flights. A centralized call center allows us to provide efficient customer service 24 hours a day, 7 days a week.

•	Ticket sales through the website portals accounted for approximately 15% of our sales.

Marketing, Customer Experience and Advertising and Promotional Activities

We aspire to make the Avianca brand the preferred Latin American airline, and we seek to continue to improve the quality of our marketing based on knowledge of traveler’s preferences, adherence to our processes, and through nurturing our relationships with our communication partners.

We have also moved forward with fewer and stronger brands, strengthening the value of our corporate brand. Beginning in May 2013, Avianca became our sole, unified brand for all of our operations. We have created a new Latin Excellence standard of service across our operations, which we believe differentiates us from other airlines. We seek to enhance customer experience by delivering high quality professional service, connecting people emotionally, with warmth and Latin style.

Our advertising and promotional activities include the use of television, print, radio and billboards, as well as targeted public relations events in the cities to which we fly. We believe that the corporate traveler is an important part of our business, and we promote our services to these customers by conveying the reliability, convenience and consistency of our services and offering value-added services such as convention and conference travel arrangements. We also target large Colombian and multinational corporations that do business in Colombia by offering these companies rewards, which may be used towards the purchase of Avianca tickets, upgrades, excess baggage fees, and other services.

Promotional activities include, (i) “Air only fares” (Low fare communication) for domestic travel, pursuant to which special rates are available during certain time frames, (ii) “LifeMiles + Cash promotions” for domestic and international travel, establishing a combination of miles from our Frequent Flyer Program and cash on different routes throughout our network and (iii) “Added Value Promotions” such as awarding bonus miles or double segments in their accrual of miles or segments when flying with us in specific destinations. For example, we recently sponsored a promotional charity run for 7,000 runners in Bogotá in March 2013.

Aircraft

As of June 30, 2013, we operated a fleet consisting of 151 aircraft (147 passenger aircraft and four cargo aircraft), including ten Airbus A330s, two Airbus A330Fs, five Airbus A321s, 55 Airbus A320s, 27 Airbus A319s, ten Airbus A318s, one Boeing 767-300F, one Boeing 767-200F, 12 Embraer E190s, eight ATR42s, 11 CESSNA 208s and nine F27 MK050s. As of June 30, 2013, the average age of our jet passenger fleet was 4.9 years. The goal of our fleet modernization plan is to have more modern aircraft because it reduces fuel consumption, generates less pollution and reduces noise levels.

In connection with our fleet modernization plan, a new A320 family purchase agreement was signed in December 2011 for a total of 51 aircraft, which included 33 aircraft of a new generation known as neo (New Engine Option). For the freight operations development, as of June 30, 2013, we operated one Boeing 767-200F, one 767-300F and two Airbus A330F. The Boeing 767-200F and the 767-300F will be replaced by two additional A330Fs that are scheduled to be delivered in the second half of 2013. We expect to complete the replacement of the Boeing 767-200F in the second half of 2013 and the lease for the 767-300F expires in 2015, which we do not expect to renew.

As of December 31, 2012, we had replaced all of our former Boeing 767 (passengers), Boeing 737, MD83 and F100 fleets with A318s, A319s, A320s and A330s finishing a successful transition to a new, more homogenous operative fleet of aircraft with more efficiency and reliability. We believe that a modern, homogeneous and younger operative fleet further strengthens our ability to provide better customer service, which is reflected in higher passenger’s satisfaction. The technology used in these aircraft offer substantial cost savings as they are more fuel efficient and require lower maintenance costs.

The following table sets forth the composition of our operative fleet as of June 30, 2013:

	Number of Aircraft(1)
	Total	Owned and Finance Leases	Operating Leases	Average Age (Years)	Seating Capacity
Jets
Airbus A318	10	—	10	8.3	100
Airbus A319	27	11	16	7.3	120
Airbus A320	55	31	24	3.5	150
Airbus A321	5	1	4	6.8	194
Airbus A330	10	1	9	2.8	252
Embraer E190	12	10	2	3.8	96
Turboprop
ATR42	8	3	5	19.3	47
CESSNA 208	11	11	—	4.7	12
F27 MK050	9	9	—	19.8	52
Cargo
Airbus A330F	2	2	—	0.4	70 tons
Boeing 767-300	1	—	1	10.9	50 tons
Boeing 767-200	1	1	—	26.2	42 tons

Total	151	80	71	6.6

(1)	Does not include five F100 and two A319 aircraft leased, and one A319 aircraft subleased, to OceanAir. Does not include three ATR42s, one F27 MK050 and three Boeing 767-200 that are inactive. Some of the aircraft owned are financed through financial leasing contracts with financial institutions and export credit agencies.

The following table sets forth the scheduled expiration of our aircraft operating leases existing as of June 30, 2013.

Aircraft Type	2H 2013	2014	2015	2016	2017	2018	2019	2020	2021	Total
Airbus A318	—	—	—	3	7	—	—	—	—	10
Airbus A319	—	8	8	1	—	—	—	—	—	17
Airbus A320	—	1	2	4	9	2	—	3	3	24
Airbus A321	—	4	—	—	—	—	—	—	—	4
Airbus A330	—	2	—	—	1	1	2	2	1	9
ATR42	—	2	3	—	—	—	—	—	—	5
Embraer 190	—	—	—	—	2	—	—	—	—	2
Boeing 767	—	—	1	—	—	—	—	—	—	1

Total	—	17	14	8	19	3	2	5	4	72

We have entered into agreements to acquire up to 15 Boeing 787 Dreamliners for delivery between 2014 and 2019, 33 Airbus A320s (consisting of A319, A320 and A321 models) for delivery between the second half of 2013 and 2016, 33 Airbus A320s with a new engine option (neo) for delivery between 2017 and 2019, two Airbus A330F freight aircraft for delivery in the second half of 2013 and 15 ATR72s for delivery between the second half of 2013 and 2015. The following table sets forth our firm contractual deliveries through 2019.

Aircraft Type	2H 2013	2014	2015	2016	2017	2018	2019	Total
Boeing 787	—	4	3	3	2	—	3	15
Airbus A319	1	6	7	—	—	—	—	14
Airbus A320	1	2	2	8	—	—	—	13
Airbus A321	—	6	—	—	—	—	—	6
Airbus A320neo	—	—	—	—	3	2	5	10
Airbus A319neo	—	—	—	—	7	9	3	19
Airbus A321neo	—	—	—	—	1	1	2	4
Airbus A330F	2	—	—	—	—	—	—	2
ATR72	5	9	1	—	—	—	—	15

Total(1)	9	27	13	11	13	12	13	98

(1)	We also have purchase rights options to purchase up to ten Boeing 787 Dreamliners, 21 Airbus A320s, 15 ATR72s and 30 Embraers.

Our long-term fleet plan includes the incorporation of the following aircraft types: Airbus A319, A320, A321, A330, Boeing 787 and ATR72. We expect our new aircraft to offer substantial cost savings, as they are more fuel-efficient and require lower maintenance costs. The Boeing 787 belongs to a new generation of aircraft made of lighter composite materials, offering new technology and powered with more efficient Rolls Royce Trent 1000D engines, which will allow us to reach long-haul destinations with enhanced capacity and efficiency. Our new 787 aircraft are expected to be configured with premium business class sections that will provide our customers with modern in-flight amenities.

As of June 30, 2013, our operative fleet was comprised of 151 aircraft, 79 of which were owned, 1 was subject to financial leases and 71 were subject to long-term operating leases. Additionally, we lease five F100s and two A319s, and sublease one A319s, to OceanAir, none of which have been included in the composition of our operative fleet as of June 30, 2013. The five F100s and two A319s are owned and one A319 is under operating lease. In addition, three ATR42s, one F27 MK050 and three Boeing 767-200s that are inactive and are not included in the composition of our operative fleet.

The 71 of our operative aircraft that are subject to long-term operating leases require monthly rental payments and have purchase options at the end of the lease. We are generally responsible for the maintenance, servicing, insurance, repair and overhaul of our leased aircraft during the terms of the leases. Under some of our operating lease agreements, we are required to make supplemental rent payments to aircraft leasing companies as deposits to guarantee the performance of overhaul work on aircraft under lease and are disbursed to cover overhaul costs. Such funds are refunded to us to pay for scheduled overhauls. As such, we record the payments as “Deposits, Net under Current and Non-Current Assets” in our consolidated financial statements. We are required to return the leased aircraft in an agreed upon condition at the end of the leases. There are some contracts in which we have agreed to make an end of lease adjustment. The rates to calculate this adjustment are set forth in the relevant lease contract.

Of the 80 aircraft of our operative aircraft that we own or have under financial lease, approximately 85.0% are financed through commercial bank financing and some of these aircraft are supported by export credit agency financing. The average rate of these financings is 3.2% as of June 30, 2013.

All of our jet aircraft have a two-class configuration. Our Airbus A330s have 252 seats, with a business class capacity of 30 seats; our Airbus A321s have 194 seats, with a business class capacity of 12 seats; our

Airbus A320s have a capacity of 150 seats, with a business class capacity of 12 seats; our Airbus A319s have a capacity of 120 seats, with a business class capacity of 12 seats; our Airbus A318s have 100 seats, with a business class capacity of 12 seats; our Embraer E190s have 96 seats, with a business class capacity of eight seats; our ATR42s have an average of 47 seats, in an all-economy configuration; our F27 MK050s have a capacity of 52 seats; and our CESSNA 208s have 12 economy seats.

Maintenance

Our maintenance facilities are located in Bogotá, San Salvador, Rionegro, Quito, San José, Lima and Guatemala City and have capability to perform line, heavy maintenance and components maintenance, which consist of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs and heavy airframe checks, including “C-checks.”

Currently, we have five maintenance hangars dedicated to heavy maintenance. We have three hangars in Bogotá, one of which can accommodate wide body planes, and the other two can accommodate narrow body planes. Currently, these hangars are certified for maintenance on the Airbus A320 family, Boeing 757s, McDonnell Douglas MD-83s, Fokker 100s and Koolhoven FK50s and the repair station holds FAA Part-145 certification. We have one hangar at the Rionegro Airport serving Medellín. The hangar is certified for the Airbus A320 family, A330s and Boeing 767s. We have one hangar in Guatemala City certified for our ATR fleet.

Maintenance and engineering activities are supervised by local authorities in each country, including the UAEAC (Unidad Especial de la Aeronáutica Civil) in Colombia, the AAC (Autoridad de la Aviación Civil) de San Salvador and the DGAC (Dirección General de Aviación Civil) in Peru, Ecuador, Costa Rica and Guatemala. Our maintenance activities are also subject to recurring external audits from international entities such as the FAA, the EASA, the International Air Transport Association Operational Safety Audit, or the IOSA (from the IATA), the International Civil Aviation Organization, or the ICAO, and the Bureau Veritas Quality International (ISO 9001:2000) in order to comply with applicable regulations. The audits are conducted in connection with each country’s certification procedures and enable us to continue to perform maintenance for aircraft registered in the certifying jurisdictions.

Our repair station located in Bogotá holds FAA and EASA Part-145 certification and is also certified by other authorities such as the CCAA (Curaçao Civil Aviation Authority), the DINAC (Dirección Nacional de la Aeronáutica Civil de Paraguay), the INAC (Instituto Nacional de la Aeronáutica Civil de Venezuela), the DGAC in Ecuador and Chile (Dirección General de Aviación Civil) and the AAC in San Salvador (Autoridad de la Aviación Civil) allowing us to perform maintenance on aircraft from several countries.

Each year we are subject to audits by the aviation authorities in each of the countries in which we operate and generally receive more than 250 audits each year, assuring our maintenance process complies with the best practices and standards of the aviation industry.

We provide line, heavy and components maintenance service for other carriers at our Bogotá hub through our Avianca Services business unit. Heavy maintenance consists of more complex inspections and “C-checks”, as well as servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed as prescribed by an aircraft’s manufacturer. These checks are based on the number of hours flown or the number of take-offs.

All major engine repairs and overhauls are conducted by certified outside maintenance providers including GE, Pratt & Whitney, IAI and Rolls Royce.

As of June 30, 2013, we employed approximately 2,500 maintenance professionals, including engineers, supervisors, technicians and inspectors, who perform maintenance in accordance with maintenance programs that are established by the manufacturers of our aircraft and approved and certified by international aviation authorities. Every certified mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the local authorities of the relevant country and many of our mechanics are also licensed by the FAA.

Fuel

Aircraft fuel costs represented 31.3%, 32.7% and 31.3% of our operating expenses for the years ended December 31, 2011 and December 31, 2012 and the six months ended June 30, 2013, respectively. Fuel costs are volatile, as they are subject to many global economic and geopolitical factors that we cannot control or predict. In addition, oil prices remain an important determinant of global economic performance which affects demand for air transportation services. See “Risk Factors—Risks Relating to the Airline Industry—Increases in our fuel costs or disruptions in our fuel supply would materially and adversely affect our operating results.”

The following tables set forth certain information about our fuel consumption for the periods set forth below:

	Six Months Ended June 30,		Year ended December 31,
	2013	2012	2012	2011
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	3.22	3.35	3.33	3.15
Gallons consumed (in thousands)	200,225	187,614	388,066	350,122

*	Data in table does not include regional operations in Central America.

	Six Months Ended June 30,		Year ended December 31,
	2013	2012	2012	2011
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	3.22	3.35	3.33	3.15
Gallons consumed (in thousands)	186,486	174,288	360,374	324,644
Available seat kilometers (in millions)	18,858	17,624	36,545	33,136
Gallons per ASK (in thousandths)	9.9	9.9	9.9	9.8

*	Data in table does not include regional operations in Central America or cargo operations.

We currently have an exclusive agreement with a single fuel distributor in Bogotá, Terpel, pursuant to which Terpel supplied us with approximately 90.2% and 90.2%, respectively, of our fuel needs in Colombia in 2012 and the first half of 2013. We have a fuel supply agreements with PUMA and UNO Aviation for our fuel needs in San Salvador. We also have a fuel supply agreement with Repsol Marketing S.A.C., pursuant to which Repsol Marketing S.A.C. supplied us with 97.9% and 97.9%, respectively, of our fuel needs in Peru in 2012 and the first half of 2013. During the year ended December 31, 2012 and the six months ended June 30, 2013, respectively, Terpel supplied approximately 35.6% and 36.7% and Repsol Marketing S.A.C. supplied approximately 11.0% and 10.8% of our total fuel consumption.

As of June 30, 2013, we hedged approximately 31.4% of our future fuel consumption through future, forward and option transactions. We also seek to tanker extra fuel at lower cost airports to reduce our fuel costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure of Market Risk—Fuel.”

Competition

We face intense competition throughout our domestic and international route networks. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, on-board experience, frequent flyer programs and other services. See “Risk Factors—Risks Relating to the Airline Industry—The airline industry is highly competitive.”

Airlines in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest-demand city pairs, high aircraft utilization, single-class service and fewer in-flight amenities. As has been evidenced by the operations of competitors such as Gol Linhas Aéreas Inteligentes, or Gol, in Brazil, and other Latin American countries and several new low-cost carriers which have started service in Mexico, Colombia and other markets, such as Interjet, Viva Aerobus, Volaris and VivaColombia, the low-cost carrier business model is gaining acceptance in the Latin American aviation industry. For example, in October 2010 EasyFly started operations in Colombia with deeply discounted fares. Currently EasyFly operates 17 domestic routes. During 2012 VivaColombia started operations, and after one year, is serving 13 routes in the domestic market. JetBlue Airways initiated operation between the U.S. and Colombia in 2009 and is currently offering three routes. JetBlue Airways also operates two routes between the U.S. and Costa Rica. Spirit Airlines, another U.S. low cost carrier, operates four routes between the U.S. and Colombia, six routes between the U.S. and Central America and one route between the U.S. and Peru.

Our business model is significantly different from that of low-cost carriers and is predicated on providing a level of service that we consider superior and charging higher prices for such service. As low-cost carriers continue to penetrate our home markets, they could have a material adverse effect on our financial condition and results of operations; therefore, we may be forced to reconsider our business model and adapt it to evolving passenger preferences. In any event, we may face new and substantial competition from low-cost carriers in the future which could result in significant and lasting downward pressure on the fares we charge for flights on our routes. We must constantly react to changes in prices and services offered by our competitors to remain competitive. Price competition among airlines in the future could lead to lower fares or passenger traffic on some or all of our routes, which could adversely affect our profitability. See “Risk Factors—Risks Relating to the Airline Industry—We expect to face increasing competition from low-cost carriers offering discounted fares.”

Domestic Competition Colombia

In the domestic Colombian market, we compete with Copa Airlines, EasyFly, LATAM Airlines Group, Satena and VivaColombia. We expect further competition from VivaColombia, which started operations in May 2012. We currently are the largest domestic carrier with approximately 59.1% of the domestic passenger market for the six months ended June 30, 2013 according to data provided by the Colombian Civil Aviation Authority.

Our largest competitor, Aires, was acquired by LATAM Airlines Group in December 2010. As of June 30, 2013, LATAM Airlines Group’s share of Colombia’s domestic market was approximately 18.2% according to the Colombian Civil Aviation Authority. During the next two years LATAM Airlines Group is expected to replace its Boeing 737 fleet incorporating A320s in the major domestic routes.

Copa Airlines has been gradually reducing its domestic operation in Colombia, focusing in point-to-point service between major Colombian cities and Panama. For the year ended June 30, 2013 Copa’s share of Colombia’s domestic market was approximately 6.2% according to the Colombian Civil Aviation Authority.

For the six months ended June 30, 2013, VivaColombia’s share of Colombia’s domestic market was approximately 8.2% according to the data provided by the Colombian Civil Aviation Authority. Easyfly’s share of Colombia’s domestic market was 6.4% during the same period according to the Colombian Civil Aviation Authority. We expect that these airlines will target leisure travelers. We expect increasing competition from low-cost carriers in the future.

Satena is a government-owned regional carrier and its share of Colombia’s domestic market was approximately 3.7% for the six months ended June 30, 2013 according to the Colombian Civil Aviation Authority.

Domestic Competition Peru

In the domestic Peruvian market, we compete with LATAM Airlines Group, Peruvian and Star Peru. We have flown a daily route between Lima and Cuzco for more than 10 years. During 2011 we increased our domestic operation. Currently we fly nine routes to nine domestic destinations. During the quarter ended March 31, 2013, according to the data provided by the Peruvian Civil Aviation Authority, we were the second-largest domestic carrier in Peru with approximately 15.1% of the domestic passenger market.

Our largest competitor, LATAM Airlines Group, started operations in Peru’s domestic market in 1999. During the quarter ended March 31, 2013, according to the data provided by the Peruvian Civil Aviation Authority, LATAM Airlines Group’s share of Peru’s domestic market was approximately 62.4%. Currently LATAM Airlines Group operates 16 routes served in Airbus planes targeting the corporate segment market.

Peruvian is a local company which started operations in October 2009. During the quarter ended March 31, 2013, according to the data provided by the Peruvian Civil Aviation Authority, Peruvian’s share of Peru’s domestic market was approximately 10.2%. Currently Peruvian offers regular passenger service in six routes operated in 10 Boeing 737 planes.

Star Peru is our third-largest competitor in the Peruvian domestic market. During the quarter ended March 31, 2013, according to the data provided by the Peruvian Civil Aviation Authority, Star Peru’s share of Peru’s domestic market was approximately 8.4% according to the data provided by the Peruvian Civil Aviation Authority. Currently Star Peru offers regular passenger service in 10 routes operated in 10 BAE planes targeting the leisure segment market.

International

Internationally, we compete with a number of other airlines that currently serve the routes in which we operate, including Aeromexico, Aerolineas Argentinas, American Airlines, Copa Airlines, Delta Air Lines, Iberia, Interjet, Jet Blue Airways, LATAM Airlines Group, Sky Airlines, Spirit Airlines and United Airlines. In addition, we expect to encounter competition in the future from low-cost carriers. Low-cost carriers often offer discounted fares and their operations are typically characterized by high aircraft utilization, single-class service and fewer in-flight amenities.

Over the last 20 years the global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements among nations. As a result of this continuing trend toward liberalized air transport agreements, a number of countries to which we fly, including the United States and Spain, have been negotiating with the Colombian, Salvadoran and Costa Rican governments to liberalize its bilateral agreements with such countries and to permit more flights to and from Colombia, El Salvador and Costa Rica. It is likely that the Colombian government will eventually liberalize the current restrictions on international travel to and from our Bogotá hub by, among other things, granting new route rights and flights to competing airlines and generally promoting increased numbers of market participants on routes we serve. See “Risk Factors—Risks Relating to the Airline Industry—We expect to face increasing competition from other international airlines due to the continuing liberalization of restrictions traditionally affecting the global airline industry.”

LAN Chile, LAN Peru, LAN Ecuador, LAN Argentina, LAN Colombia, TAM, LAN Cargo and LAN Express together comprise LATAM Airlines Group. LATAM Airlines flies to more than 131 destinations, primarily in Latin America. We compete with LATAM Airlines on routes from Colombia to Santiago, Quito, Miami, Sao Paulo, Rio de Janeiro, Brasilia and Lima; and from Peru to Caracas, Buenos Aires, Sao Paulo, Rio de

Janeiro, Porto Alegre, Guayaquil, Havana, La Paz, Mexico, Miami, Quito, Santa Cruz and Santiago. LATAM Airlines Group is currently our major competitor and its expansion plans will lead to more shared routes. LATAM Airlines is also a strong cargo carrier in Latin America.

Copa Airlines has been consolidating its traffic through its Panama hub, from which it serves approximately 63 cities in 27 countries, and, in conjunction with its alliance with United Airlines, continues to increase frequencies and destinations, primarily to Central America, South America and the Caribbean. Through its Panama hub, Copa Airlines competes directly with us for international traffic from Barranquilla, Bucaramanga, Cúcuta, Bogotá, Cali, Cartagena, Medellín, Pereira and San Andres to important international destinations such as Buenos Aires, Caracas, Lima, New York, São Paulo and Miami. Copa Airlines is also our largest competitor in the Central American market where we have our San Salvador hub. Copa Airlines also competes with our hub at El Dorado International Airport. In June 2012 Copa Airlines also joined Star Alliance.

American Airlines also offers significant competition. It attracts strong brand recognition throughout the Americas and is able to attract brand loyalty through its “AAdvantage” frequent flyer program, and competes through its hub in Miami. American Airlines was a founding member of the OneWorld Alliance. As of June 30, 2013, American Airlines provided two daily flights from Miami to Bogotá, one daily flight from Miami to Cali, one daily flight from Dallas to Guatemala City, five weekly flights from Dallas to San Salvador, one daily flight from Dallas to San José, three daily flights from Miami to Guatemala City, two daily flights from Miami to Lima, one daily flight from Miami to Medellín, three daily flights from Miami to Managua, one daily flight from Miami to San Salvador, twenty-four weekly flights from Miami to San José, one daily flight from Miami to Tegucigalpa and one daily flight from Dallas to Lima. American Airlines has recently announced the addition of one daily flight from Dallas to Bogotá in November 2013.

United Airlines has one daily flight from New York to Bogotá, two daily flights from Houston to Bogotá, two weekly flights from New York to Guatemala City, one daily flight from New York to Lima, one weekly flights from New York to San Salvador, two daily flights from New York to San José, three daily flights from Houston to Guatemala City, one daily flight from Washington to San Salvador, one daily flight from Houston to Lima, two daily flights from Houston to Managua, two daily flights from Houston to San Salvador, four daily flights from Houston to San José, one daily flight from Houston to Tegucigalpa and one weekly flight from Washington to Guatemala City, one weekly flight from Washington to San José and one weekly flight from Chicago to San José.

Iberia has one daily flight from Madrid to Bogotá, four weekly flights from Madrid to Guatemala City/San Salvador, one daily flight from Madrid to Guayaquil, one daily flight from Madrid to Lima, one daily flight from Madrid to San José and one daily flight from Madrid to Quito. We have a code-sharing agreement with Iberia.

Delta Air Lines has one daily flight from Atlanta to Bogotá, one daily flight from Atlanta to Guatemala City, one daily flight from Atlanta to Lima, one daily flight from Atlanta to Managua, one daily flight from Atlanta to San Salvador, two daily flights from Atlanta to San José, one daily flight from Atlanta to Tegucigalpa, one daily flight from New York to Bogotá and one daily flight from Los Angeles to Guatemala. We have a code-sharing agreement with Delta.

Lufthansa started operations on the Frankfurt-Bogotá route in 2012 and has a code-sharing agreement with us in order to serve the Colombian and German markets.

We also compete with Spirit Airlines and JetBlue Airways in the market from the U.S. to Central and South America. Spirits Airlines serves routes from U.S. to Colombia, Guatemala, Peru, Nicaragua, El Salvador and Costa Rica. JetBlue operates routes from U.S. to Colombia, and Costa Rica. In addition, JetBlue Airways and Spirit Airlines, both U.S. low-cost carriers, have requested designation from the U.S. Department of Transportation, or DOT, to fly between the U.S. and Colombia.

Cargo

Our main cargo network hubs are located at El Dorado Airport in Bogotá and Miami’s international airport. With respect to our international cargo operations, our largest competitor is LATAM Airlines Group. We also compete for the international market with Centurion Air Cargo, Lineas Aereas Sudamericanas, Martinair Cargo, UPS and Iberia. Other competitors in Miami are Atlas Airlines, Amerijet and American Airlines.

Competition has increased during the last few years between us, LATAM and Centurion Air Cargo adding significant capacity and dropping prices. In this context, the fleet modernization plan will be fundamental to keep our operating costs low and to allow us to remain competitive.

With respect to our domestic cargo operations, we face competition most notably from Lineas Aereas Sudamericanas S.A. and Aero Sucre S.A., both of which have large cargo operations at the El Dorado International Airport. These airlines sell through third parties focusing on traffic between Bogotá, Medellín, Cali and Barranquilla. The service offered by these companies competes with the capacity of the bellies of our passenger fleet.

The Colombian courier market is very competitive. Our major competitors are Servientrega, Coordinadora, TCC, Envia, Inter Rapidisimo and 4/72. Most of these companies are family-owned businesses except 4/72, which is a government-owned company. These companies operate through alliances with larger companies like FedEx, UPS and DHL.

Safety

Colombian government regulations require that our pilots attend extensive training at least twice a year as well as prior to their transition to flying new aircraft types. In 2012, we implemented a flight data analysis program, in which data from every Avianca flight is analyzed for safety and technical issues.

We are currently implementing a Safety Management System (SMS), a safety risk management system that IATA has established and that the aeronautical authorities of the different countries where we operates are starting to require. Avianca will submit, by the end of 2013, the pertinent process manuals and documents of how to identify, quantify and take preventive and corrective actions to any safety operational risk.

We were certified by IATA after its 2005 IOSA audit. IATA is currently conducting its 2012 audit of Avianca and we do not expect there to be any significant adverse findings.

Neither Avianca nor Taca has had a serious accident since 1993, except for an accident on May 30, 2008 involving one of Taca’s Airbus A320 aircraft which overshot the runway while landing at Tocontin Airport in Tegucigalpa, Honduras, causing the death of five people (three people on board and two on the ground).

The FAA periodically audits the aviation regulatory authorities of other countries, and each country is given an International Aviation Safety Assessment, or IASA, rating and also an International Operational Safety Audit, or IOSA audit implemented for the industry by the International Aviation Transport Association. The IASA rating for Colombia, El Salvador, Costa Rica and Peru is Category 1, which is the highest rating and which indicates a strong level of confidence in the safety regulation of each country’s respective civil aviation authority.

Security

We are subject to security regulations promulgated by several Colombian and foreign agencies including, primarily, the Colombian Civil Aviation Authority, the U.S. Transportation Security Administration and the European Aviation Safety Agency.

We have a security division, the director of which reports directly to our CEO. The Direction of Aviation and Corporate Security oversees all security matters, including security for our flight and administrative operations. The Direction of Aviation and Corporate Security works closely with both Colombian and foreign authorities, as well as with our Operations Safety Division. The Direction of Aviation and Corporate Security closely monitors our aircraft and facilities for potential acts of terrorism and the transportation of illegal substances.

Our last major security incident involving our aircraft occurred in 1999 when a small airplane was hijacked on a domestic route. We have devoted significant resources to prevent another similar incident from occurring in the future.

In March 2005, pursuant to an order from the U.S. Attorney for the Southern District of New York, because of several seizures from our aircraft of baggage and cargo containing narcotics, we hired the International Aviation Services Group, or IASG, to provide us with security consulting services until 2007. We also (i) adopted a code of conduct that is signed by all employees of the airline; (ii) developed an electronic PPBM (Positive Passenger-Bag Match) to replace the manual PPBM used for all flights; (iii) adopted a hiring process that includes background checks, home visits, psychological evaluations, and polygraph testing; (iv) implemented periodic dissemination of corporate security policies and communications of security matters to personnel; (v) restructured procedures related to baggage, passenger identification, screening of transit passengers and inspection of baggage on United States-bound flights; (vi) increased the level of supervision and training for security coordinators, increased the training for interviewers, and increased the presence of security personnel in areas such as catering and baggage; (vii) increased the use of inspection technicians under the supervision of security agents and, as often as possible, the Colombian anti-narcotics police, to conduct detailed inspections of aircraft before departing to the United States; (viii) improved the training of x-ray operators; and (ix) implemented a response procedure for security incidents on flights to the United States, including investigations, depositions, sanctions, and polygraph tests for specific cases, including the creation of an internal investigations office with personnel and support from the Colombian police and judicial authorities.

On June 27, 2007, the U.S. Attorney for the Southern District of New York determined that we had effectively complied with our commitment to substantially improve our security procedures and security related work culture and, as a result, the U.S. District Court for the Southern District of New York terminated our court-mandated consulting arrangement with IASG. We work with Central American, South American, European and U.S. authorities in the implementation of interdiction measures, which, in 2012, have resulted in the seizure of 1.9 tons of cocaine. The adequate implementation of aviation security standard operating procedures is periodically verified by internal and external audit programs. In the event, however, that we violate any U.S. or foreign narcotic restrictions in the future, we may be subject to new sanctions, severe fines, seizure of our planes, or cancellation of our flights. See “Risk Factors—Risks Relating to Our Company—We may incur substantial compliance costs and face sanctions if we fail to comply with U.S. and other international drug trafficking laws.”

Airport Facilities

We operate a multi-hub system at El Dorado International Airport and Puente Aéreo in Bogotá; El Salvador International Airport in San Salvador; and Jorge Chávez International Airport in Lima, or Jorge Chávez, which provides the base for our operations. We operate from more than 100 airports in the Americas and Europe, including 23 airports in Colombia and nine in Peru. We lease approximately 159,000 square meters (approximately 1.71 million square feet) of check-in space, gates, crew lounges, maintenance, warehouse, sales and VIP lounge space throughout our network.

Colombia: El Dorado International Airport and Puente Aéreo

We conduct our Colombian domestic operations in Bogotá from our Puente Aéreo domestic terminal at El Dorado International Airport. We lease the Puente Aéreo facilities from OPAIN and have exclusive rights to use the terminal, including our ability to lease advertising and retail space to third parties, through April 1, 2016. The Puente Aéreo is used by us for all of our Colombian domestic operations and is located approximately one kilometer from the international terminal. A bus shuttle service connects the international terminal to the domestic terminal. Puente Aéreo has a broad selection of retail stores and restaurants, large check-in areas (including 16 electronic check-in kiosks), easily accessible boarding gates to facilitate domestic connections, high-speed wireless internet access throughout the terminal and a VIP lounge.

We also have facilities at many other Colombian domestic airports including Medellín, Cali and Cartagena, each containing newly remodeled VIP lounges.

We conduct our international Colombian-based operations in Bogotá from the international terminal at El Dorado International Airport. At the international terminal, we have almost 13,000 square meters (approximately 140,000 square feet) for check-in counters, ticket sales facilities and a new VIP lounge that opened in February 2013, which we lease from OPAIN. We operate from this terminal with 24 check-in positions, 40 check-in kiosks and 24 boarding positions. We lease similar facilities at other Colombian domestic airports and at some Colombian international airports we operate in.

Our international VIP lounges were recognized in 2006 as the “Lounge of the Year, Latin America & Caribbean” by Priority Pass members. Priority Pass members are frequent travelers who evaluate VIP lounges around the world. Priority Pass annually awards the best VIP lounge worldwide and the best VIP lounge in each of five global regions.

The El Dorado International Airport has two runways which have the capacity to operate 36 flight operations per hour. The airport is located at a high altitude due to Bogotá’s elevation of approximately 2,600 meters above sea level. This results in appreciably higher fuel consumption for aircraft taking off and landing than similar aircraft at lower altitudes. The El Dorado International Airport terminals are operated by OPAIN and the runways are operated by CODAD S.A. (Compañía de Desarrollo Aeropuerto El Dorado S.A.). We provide all of our own ground services and handling for our domestic and international passengers, and we also provide such services to approximately ten foreign carriers operating in Bogotá through our Avianca Services business unit. Air traffic control is managed by the Colombian Civil Aviation Authority. Avianca works closely with OPAIN in order to improve the passenger experience and ensure the compliance of all international procedures related to air transportation.

El Dorado’s current expansion project started in 2007, with the expansion of the Central Arrivals Hall and installation of common use terminal systems at the old terminal. Additionally the construction included a new cargo terminal, a new building for the office of civil aviation, a new fire station, and an administrative center. In late November 2009 construction of the international Terminal 2 began. The first stage of this terminal was completed in October 2012. Once it is fully completed, the new facilities in Terminal 2 are expected to include approximately 163,000 square meters, 43 gates, an international VIP lounge of approximately 2,000 square meters and a fully automated baggage handling system.

For our passengers, so far this remodeling has led to an improvement in terms of common use spaces and circulation areas, more check-in spaces and boarding areas. Additionally the baggage handling system allows Avianca to have a better baggage control from check-in to baggage selection process.

El Salvador: El Salvador International Airport

Our hub at El Salvador International Airport is located approximately 31 kilometers from the country’s capital San Salvador. This is El Salvador’s main airport, handling up to two million passengers per year.

This airport has one passenger terminal and one cargo terminal. The government is evaluating a plan that would significantly increase the number of gates and also add a second runway. Due to the fact that the airport is located away from populated areas, the expansion will be significant.

We lease over 28,358 square meters for our 30 check-in counters, offices, warehouses, maintenance areas, and the flight simulator. We also operate between 40 and 42 daily flights in 14 gates and three remote positions, and a VIP lounge for our Business Class passengers and our LifeMiles and Priority Pass partners.

The International Airport in El Salvador is government-owned and operated by an autonomous port authority entity, Comisión Ejecutiva Portuaria Autónoma, or CEPA, with which we have a good working relationship. We have entered into an operations contract with CEPA which governs access fees, landing rights and allocation of terminal gates. We are in good standing with respect to this agreement and intend to continue to comply with such agreement to ensure that we have access to the airport resources we need at reasonable prices. We are actively participating in the logistics and efforts to modernize the current terminal and are proactively contributing expertise in the development of the master plans for the construction of a new terminal. We are also involved in the governmental project to transform the areas next to the airport into an aeronautical cluster.

Peru: Jorge Chávez International Airport

Jorge Chávez is Peru’s main international and domestic airport. In 2012, the airport served almost 13.3 million passengers, offering flights to 30 international and 24 domestic destinations. The airport serves as a hub for South America, with more than 41 scheduled flights per day, including 19 international destinations.

After its privatization in 2001, Jorge Chávez underwent a substantial renovation project, the first phase of which was completed in 2005 and the second one in 2009. This airport has 45 aircraft parking spaces, 19 gates and 26 remote boarding positions. In addition, a four-star hotel was also opened next to the airport terminal and three VIP lounges within the terminal.

The airport is currently managed and operated by Lima Airport Partners, LAP. We have entered into an operations contract with Lima Airport Partners which governs access fees, landing rights and allocation of terminal gates. Our relationship with LAP is very good due to the quality of the service that is rendered. However, the fees that we pay to LAP for use of the airport are higher than for most other airports in the region.

Properties

Premises

Our principal administrative offices are located at Avenida Calle 26, No. 59 – 15, Centro Administrativo, Bogotá, Colombia, approximately nine kilometers away from El Dorado International Airport, and in an office building in San Salvador, which covers approximately 18,000 square feet, which serves as our headquarters for our hub in San Salvador. Both of these properties are owned by us.

Other Property

We own an office building in San José, Costa Rica which covers approximately 16,400 square feet. This location serves as our headquarters for our operations in Costa Rica.

We occupy approximately 3,622 square feet of office space in Lima, Peru with aggregate payments of $31,886 per month in rent.

At Puente Aéreo, we lease maintenance hangars, operations offices, parking spaces and commercial spaces from OPAIN for approximately $480,000 per month, which covers approximately 95,468 square feet. We have exclusive rights to use and commercially benefit from the Puente Aéreo, including the ability to sublease retail and commercial space, until September 2014.

At El Dorado International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces and other operational properties from OPAIN. We pay approximately $500,000 per month for this leased property.

At Comalapa International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces and other operational properties from CEPA. We pay approximately $35,000 per month for this leased property.

At José Santamaria International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces and other operational properties from Alterra. We pay approximately $48,000 per month for this leased property.

We also have approximately 109 leases at the different airports we operate at for check-in, reservations, gates, ticket-office sales, maintenance offices and cargo areas. In addition, we lease approximately 114 office spaces in the main countries where we operate for direct ticket sales. We pay approximately $1,713,256 per month for these leased properties.

The duration of these lease agreements varies. In most cases they are long-term leases with monthly rent obligations. The lease agreements differ from each other in aspects such as payment terms and exit windows that enable us to terminate the agreement prior to its scheduled expiration. In some of the agreements, the lessor is entitled to terminate the agreement at any time without cause, subject to prior notice.

Employees

As of June 30, 2013, we had a total of 18,335 employees, including cooperative members that provide certain ordinary-course services. As of June 30, 2013, the cooperatives with which we had contractual arrangements had approximately 4,219 cooperative members in Colombia. These cooperative members are not employed by us, and our contractual obligations run to the cooperatives and not to their members.

Approximately 55% of our employees are located in Colombia, 9% in Peru, 6% in Ecuador, 16% in El Salvador, 7% in Costa Rica and 7% elsewhere. Our employees can be categorized as follows:

	At June 30,	At December 31,
	2013	2012	2011	2010
Pilots	1678	1,693	1,652	1,474
Flight attendants	2817	2,782	2,427	2,067
Mechanics(1)(2)	2290	1,971	1,855	1,756
Customer service agents, reservation agents, ramp and other(2)	6894	6,730	6,997	6,244
Management and clerical(2)	4656	4,895	4,429	3,799

Total employees	18,335	18,071	17,360	15,340

(1)	The number of our mechanics fluctuates based on the scheduling of our aircraft maintenance. We are able to optimize the number of mechanics serving us because of the short-term nature of their employment contracts.
(2)	Includes third-party contractors and cooperative members in the following amounts:

	At June 30,	December 31,
	2013	2012	2011	2010
Mechanics	764	574	616	585
Customer service agents, reservation agents, ramp and other	3,321	3,243	3,298	2,859
Management and clerical	134	132	1,094	755

Total cooperative members	4,219	3,949	5,008	4,199

Collective Bargaining Arrangements

Typically, our collective bargaining agreements in Colombia, Peru and Mexico last two to five years. We provide an essential public service, and as a result strikes and work interruptions are forbidden by law. Nevertheless, slow-down or stoppage or any prolonged dispute with our employees who are represented by any of these unions, or any other sizable number of our employees, could have a material adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions. For example, in year 2005 we experienced pilots’ union work slow-downs during contract negotiations.

We provide sponsor employee benefit plans and arrangements that provide bonuses, seniority and retirement benefits, partial medical benefits and disability coverage and other benefits to certain of our non-unionized employees and participating retirees. Many of these benefits are provided under various benefits plans, while others are provided on a voluntary basis as a means to recruit and retain valuable employees. Voluntary benefit plans cover pilots, flight attendants and ground personnel, and are scheduled to remain in effect. These plans may be subject to litigation especially during the time following significant plan changes.

Colombia

In Colombia, approximately 9.7% of our 9,996 employees, including 48.0% of our 912 pilots, are unionized. The remainder of our employees in Colombia are members of our voluntary benefits program. We believe we generally maintain good relations with our union and non-union employees, and have not experienced material work stoppages for the past nine years. There are currently eight unions covering our employees: the National Workers Union of Avianca, the National Union of Aircraft Industry Workers, the Colombian Association of Flight Attendants, the Colombian Association of Civil Aviators, the Colombian Association of Aircraft Mechanics, the Colombian Association of Flight Engineers, the Colombian Union of Air Transportation Workers and the Association of Tampa Cargo Workers.

On October 8, 2013, we successfully concluded negotiations with our non-unionized Colombian pilots and reached an agreement to modify the terms of our voluntary benefits program with them. These non-unionized pilots represent approximately 57% of our pilots in Colombia. This agreement with the non-unionized Colombian pilots includes a system of variable compensation goals associated with productivity, fuel savings and on-time performance metrics. We estimate that this new compensation system will result in an approximately 11% increase in salaries for these pilots, which will be retroactive to March 2013, but if the variable compensation goals are achieved, we believe other cost savings will result that will contribute to offset the increased salary costs associated with such agreement.

Simultaneously with our negotiations with the non-unionized Colombian pilots, we offered the terms of such voluntary benefits program to the Colombian Association of Civil Aviators (ACDAC), which represents approximately 43% of our pilots in Colombia, in the context of our ongoing negotiation of the terms of a new collective bargaining agreement. On October 8, 2013, the Colombian Association of Civil Aviators (ACDAC) stepped aside and terminated negotiations with us. The prior collective bargaining agreement we had with the Colombian Association of Civil Aviators (ACDAC) expired in March 2013, so there is no active collective bargaining agreement between us and this union at this time. We have not been able to come to an agreement on terms of a collective bargaining agreement with this union to date and do not know when we will be able to do so or under what terms. The union will not have the ability to renegotiate the collective bargaining agreement again until March 2014. Currently, the union pilots are compensated according to the terms of the expired collective bargaining agreement, but union pilots have the option of leaving the union and accepting the increased compensation under the voluntary benefits program available to our non-unionized Colombian pilots. The pilots in the Colombian Association of Civil Aviators (ACDAC) have continued to fly our aircraft but recently stopped following certain of our cost-saving and time-saving operating practices, adversely affecting our flight schedules and fuel costs. See “Risk Factors—Risks Relating to Our Company—Disputes relating to our labor practices and labor unions may result in a material adverse effect on our results of operations.”

We expect to negotiate with the Colombian Union of Air Transportation Workers in the fourth quarter of 2013. The negotiations with the National Union of Aircraft Industry Workers, the Colombian Association of Aircraft Mechanics and the Colombian Association of Flight Engineers, and the Association of Tampa Cargo workers are expected to take place during the second quarter of 2015.

Other Countries

There are currently six unions in six different countries covering 2.8% of our 8,339 employees outside Colombia. Only two of them are subject to negotiations, the Workers Union of Trans American Airlines, S.A., and the National Union of Aviation and similar workers of Mexico. There are other unions, which we are only subject to industry negotiations. We believe we maintain generally good relations with our union and non-union employees, in all countries. We do not have currently any material labor claims and have not experienced material work stoppages for the past fifteen years. The results of the negotiations with the Workers Union of Trans American Airlines, S.A. will also apply to the members of the Colombian Association of Flight Attendants.

Our non-union employees outside Colombia are also members of our voluntary benefits program and we also provide some of them with sponsor employee benefit plans and arrangements that provide bonuses, seniority and retirement benefits, partial medical benefits and disability coverage and other benefits.

Employee Incentive Programs

We have goal driven compensation incentive programs for our management and employees that utilize financial and operating goals, including a profit sharing program for our management based on goals set on a quarterly and annual basis. We also have employee incentives for the achievement of monthly on time performance goals. We believe that our management and employee incentive programs contribute to our success by rewarding the accomplishment of pre-defined financial and operating goals with variable compensation. Bonuses are usually paid two months after the end of each semester and can represent anywhere from 10% to 50% of an employee’s total annual base salary. Typically, 50% of the bonus amount is based on corporate performance, and the remaining 50% is based on the achievement of individual goals, as determined for managers in each department. Although our incentive programs are designed to reward outstanding operations, financial performance and customer service, safety is our priority, included on key performance indicators dashboards for executives. See “Management—Compensation—Compensation Plan.”

Insurance

We maintain insurance policies covering damage to our property, third-party liabilities, commercial crime and war. Our insurance policies are provided by reputable insurance companies. We have obtained all insurance coverage required by the terms of our leasing and financing agreements. We believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses. In 2012, we paid a total of approximately $32.3 million in insurance premiums and had a total insured value of approximately $12.5 billion.

We have also contracted liability insurance with respect to our directors and officers.

Intellectual Property

We believe the Avianca brand is a household name in Colombia. We have registered the trademark Avianca with the trademark office in Colombia as well as in other countries, including the United States.

We use the DEPRISA trademark under a license agreement with our Panamanian subsidiary company, International Trade Marks Agency Inc., to identify our Colombian courier services. We use Avianca Express trademark to identify international courier services from the United States to Colombia under a license agreement and we also have a franchise agreement by which we use the Avianca Express trademark to commercialize courier services from Spain to some Andean countries. We are using the trademarks Tampa Cargo and Taca Cargo to identify the international cargo services provided by the subsidiary companies Tampa Cargo S.A. and the different airlines of Grupo Taca, however, in the near future we expect to only use our Avianca Cargo trademark. We use the LifeMiles trademark, a registered trademark of our subsidiary Life Miles Corp, to identify our frequent flyer program. We license the Avianca trademark to OceanAir Linhas Aereas S.A., a Brazilian company. All of our material trademarks are registered with the trademark office in different jurisdictions as required by our commercial needs.

Information Technology

During 2010 to 2012 we completed the successful implementation of the first phase of our Enterprise Transformation Project, or ETP. In this phase we standardized our commercial and passenger processes, services and platforms. This effort included all of our airline subsidiaries which were certified under the industry leading suite “Amadeus Altea.” As part of our strategic planning for 2013–2015, we are focused on the successful implementation of the second and third phases of ETP, which include call center consolidation, single commercial code, as well as CIS Flight Operations. These projects will standardize and consolidate the processes and platforms for these business areas. Additionally, we will support CIS MRO, the incorporation process of the Boeing 787 to our fleet, as well as the consolidation and upgrade of our new ERP. Alongside the IT projects for the business, IT will continue to design and optimize our internal processes according to our organizational maturity plan.

CIS—Compliance Integrated and Simplified

CIS project main objectives are to consolidate and transform the flight operations and maintenance areas of the company (OPS & MRO). CIS includes the standardization, consolidation of processes and technological platforms. IT will support the OPS organization in this endeavor during 2013, and the MRO during thru 2014.

ERP—Implementation of Oracle OEBS R12

We selected Oracle OEBS as our only ERP. This project seeks to optimize under best practices all financial and human resources management processes and platforms. IT will support the ERP Project through 2013-14.

Boeing 787—Technological readiness

This project seeks to incorporate the new Boeing 787 into our fleet. The incorporation of this new aircraft requires a considerable amount of changes in the different technology components which support our current airports and maintenance areas. The technology required for this aircraft also has a significant impact on our telecommunications networks, desktop and end user equipment as well as integration efforts with other core systems such as Flight OPS and MRO.

IT Roadmap

Our strategic plan and roadmap for 2013 through 2015 was created with the support of Gartner Consulting. Through this plan, our IT department will be executing various projects and initiatives focused on operational optimization, savings, efficiency, effectiveness and standardization of the services offered to our internal customers. Some of these initiatives include:

•

consolidation and centralization of the four data centers which are contracted in Colombia, this is a key enabler for our business continuity plan and disaster recovery plan in combination with our data center in San Salvador;

•	implementation of an enterprise service bus required to effectively orchestrate services between systems of different business areas;

•

implementation of a service-oriented architecture project that will define business services, technology services, governance policies and other variables, which are the first phases of a migration to a unified services architecture, which will be the key to accomplishing most of our strategic objectives;

•	full adoption of the change control process and the inclusion of the concepts of change management, release management and organizational change management within the current processes; and

•	standardization of development platforms, databases, desktop applications (end user) and security suites, by applying architectural standards as they are already defined and disclosed.

Litigation

Our subsidiaries are subject to several lawsuits regarding labor and civil actions in which an adverse decision may result in payment obligations of our subsidiaries. We intend to defend vigorously against these claims, but we cannot assure you that we will be successful. In the case of an adverse final decision in any of these lawsuits or in the event we are required to establish a reserve, our business, financial condition and ability to pay dividends or make other distributions would likely be materially and adversely affected. The following is a summary of certain lawsuits to which we are subject. Also see “Note 21—Provisions for legal claims” to our unaudited consolidated financial statements as of and for the six months ended June 30, 2013.

Uma Representaciones Ltda Litigation in Brazil

On July 2005, Avianca terminated an agency agreement between it and Uma Representaciones in Brazil, or Uma. In November 2005, Uma filed two ordinary civil claims against Avianca in the courts of Brazil. Pursuant to the agency agreement, the “cesantía comercial” payment clause (pursuant to the Brazilian agency law, the agent has the right to be paid the so-called “cesantía comercial” at the termination of the contract, and Avianca’s agency agreement included a clause of anticipated payment), is due on the earlier of the termination of the agency agreement or the last day of the term of the agreement. Uma’s first claim requested that the “cesantía comercial” payment clause be declared null and that Avianca was obliged to pay such amount due to the termination of the agency agreement as indicated by local law. The second claim seeks damages arising out of for Avianca’s allegedly wrongful termination of the agency agreement due to its alleged failure to provide the mandatory termination notice required by Brazilian law.

In 2009, the Brazilian lower court issued a decision with respect to the annulment claim against Avianca and ordered Avianca to pay a compensation of approximately $559,000. Avianca appealed this decision, and in 2009 the appeals court recognized the validity of the anticipated payment clause. Uma filed a special recourse claim (Recurso Especial) that was filed on September 11, 2009. The court decision in regards to the special recourse should be the final and conclusive decision in this case.

Also in 2009 the second claim seeking damages for termination of the agency agreement was decided against Avianca and currently is being subject to an expert examination to determine the amount of damages payable.

In our judgment, there is a high probability of an unfavorable outcome for both of the pending claims, and as a result as of June 30, 2013 a reserve of approximately $2.77 million has been made in our consolidated financial statements.

Valórem Arbitration in Colombia

In 2001 and 2004, Avianca and certain entities related to Avianca’s former controlling shareholder entered into certain agreements pursuant to which Valórem (an entity under the control of Avianca’s former controlling shareholder) undertook the obligation to fund the pension liabilities of the land personnel of Avianca and SAM. On November 16, 2011, Valórem initiated an arbitration proceeding seeking the payment by Avianca of an amount estimated as of June 30, 2013 to be approximately $187 million of the obligations in connection with Avianca and SAM’s land staff pension liabilities.

According to its claim, Valórem believes it assumed, and was obligated to fund, only those pension liabilities derived from applicable Colombian pension laws and not any additional liabilities that may exist under contractual pension arrangements. Accordingly, Valórem alleges that it is not be responsible for any pension liabilities of Avianca or SAM in excess of those strictly derived from pension laws and that all such excess liabilities are obligations of Avianca and SAM.

On December 5, 2011, Avianca replied to Valórem’s claims, objecting on the basis that, according to the agreements entered into in 2001 and 2004, Valórem’s obligation to fund the pension liabilities of the land personnel of Avianca and SAM was not limited to statutory pension liabilities and that as a result Valórem is obligated to fund all pension liabilities, including those that are contractual in nature as well as those derived from applicable laws. We believe that Valórem’s claim is without merit and view the likelihood of an unfavorable outcome as remote, as a result have not established any reserves in respect of this claim.

SAM Tax Litigation in Colombia

SAM S.A., a legal entity merged into Avianca, filed a lawsuit against the Colombian tax authority (DIAN) challenging a DIAN resolution that denied recognition of a portion of a VAT input credit. DIAN determined that SAM had erroneously applied the input credit because some VAT paid was allocated to operations not subject to VAT and also because certain invoices did not meet applicable legal requirements. As of June 30, 2013, our estimated contingent liability (including penalties and interests) was $18.4 million. We have recently applied to a tax amnesty paying the principal amount (approximately $4 million) and obtained the cancellation of all the penalties and interests amounts through an agreement with DIAN signed on September 25, 2013. Therefore this case is settled.

Tax Credits of LACSA and Taca Peru

In 2001 and 2002, our subsidiary LACSA, paid VAT and recognized a VAT credit in connection with transportation services. However, according to the Peruvian tax authority, or SUNAT, such services were related to an interline agreement (transportation of freight or passengers through multiple airlines) and therefore are not eligible for VAT credits. Similarly, in 2000 and 2001, Taca Peru recognized VAT credits in respect of aircraft leasing, fuel and other transportation services. The SUNAT did not recognize those credits due to its view that the VAT paid by Taca Peru did not create tax credits because the services were related to interline transportation services and are not subject to VAT.

In March 2007, Legislative Decree No. 980 issued in Peru recognizes the right of airlines to apply tax credits paid related to an interline agreement. This Decree strengthens our legal arguments but does not guarantee by itself a successful outcome, given that this Decree was issued after the tax years in discussion. We consider it unlikely that these matters will result in an unfavorable ruling and therefore we have not recorded any provision for these matters. As of June 30, 2013, these contingencies of LACSA and Taca Peru, including penalties and interest, were an estimated total of $13.4 million and $20.1 million, respectively.

REGULATION

Colombia

Overview

Avianca is a sociedad anónima duly organized and validly existing under the laws of Colombia. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with providing airlines services under applicable Colombian laws have been obtained or affected and are in full force and effect.

The policy of the Consejo Asesor of the Aeronáutica Civil of Colombia is to make the markets flexible and open them under reciprocity with the other countries and as a consequence of such policy there are no governmental policies that materially restrict our airline services in Colombia.

The government of Colombia is not a declared “open skies country” except in some of the countries of the Latin American region. Colombia is subject to multilateral and/or bilateral air transport agreements that provide for the exchange of air traffic rights between Colombia and various other countries.

Notwithstanding the agreements, we are subject to permits, laws, regulations and operational restrictions provided by each of the different aviation authorities of countries where we are willing to operate, and the ongoing operational costs the local or regional authorities apply.

Authorizations and licenses

The Colombian aviation market is heavily regulated by the Colombian Civil Aviation Authority. For domestic aviation, particularly for the authorization of trunk routes (rutas troncales), airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline owns or leases at least five certified aircraft and has paid capital of an amount equivalent to approximately $3.2 million.

In the past, the Colombian Civil Aviation Authority even established maximum fares for each route. However, by means of Resolution 904 of February 28, 2012, the Colombian Civil Aviation Authority established (i) fuel surcharge freedom for national and foreign passengers or cargo airlines operating in Colombia, which surcharges are included in airfares and (ii) tariff freedom for air transportation services. Notwithstanding the above, airlines are obliged to inform their tariffs as well as its conditions to the Civil Aviation Authority one day after its publication. Currently there is a project to modify Chapter 3 of the Colombian Civil Aviation Regulations, or RAC, to, among other things, obligate airlines to submit their tariffs and its conditions for approval by the Aviation Authority prior to its application. This project has not been completed, therefore the final version may vary substantially from the proposed version.

Since November 2006, all customers are charged an administrative fee in connection with purchases of airline tickets (although this fee is at the discretion of the seller for Internet sales).

Avianca’s status as a private carrier means that it is not required under Colombian law to serve any particular route and is free to withdraw service from any of the routes it currently serves as it sees fit, subject to bilateral agreements in the case of international service. Avianca is also free to determine the frequency of the services it offers across its route network without any minimum frequencies imposed by the Colombian authorities. Nevertheless, the Colombian Civil Aviation Authority may establish a maximum frequency under certain conditions.

Colombian law requires airlines providing commercial passenger service in Colombia to maintain an Operation and Air Transportation Certificate (Certificado de Operación y Transporte Aéreo) issued by the

Colombian Civil Aviation Authority. The Operation and Air Transportation Certificate lists the airline’s routes, equipment used, capacity and frequency of flights. This certificate must be updated each time a carrier acquires new aircraft, or when routes or the frequency of service to a particular destination are modified. A public hearing before the director of the Colombian Civil Aviation Authority and the members of the Commercial Aviation Projects Evaluating Group (Grupo Evaluador de Proyectos Aerocomerciales) of the Colombian Civil Aviation Authority is required to determine the necessity of modifying an airline’s Operation and Air Transportation Certificate, except in the Andean region.

Colombian law also requires airlines providing commercial passenger service in Colombia to maintain for each aircraft an Air Worthiness Certificate (Certificado de Aeronavegabilidad) issued by the Colombian Civil Aviation Authority. This certificate must be obtained each time a carrier acquires a new aircraft.

Colombian law also requires that aircraft operated by Avianca be registered with the Colombian National Aviation Registry (Registro Aeronautico Nacional) kept by the Colombian Civil Aviation Authority, and that the Colombian Civil Aviation Authority certify the air-worthiness of each aircraft in Avianca’s fleet. Currently, there is a project to also modify Chapter 4 of the RAC to modify the requirements that must be fulfilled to obtain the certificates of air- worthiness. This project has not been completed, therefore the final version may vary substantially from the proposed version.

Furthermore, Colombian airlines are subject to the authority of the Colombian Transportation and Ports Superintendency (Superintendencia de Puertos y Transportes), which is part of the Ministry of Transportation (Ministerio de Transporte). The Colombian Transportation and Ports Superintendency is in charge of (i) verification of compliance with regulations such as regulations relating to transportation facilities, service quality, passenger security, international treaties and other resolutions and decrees issued by the Ministry of Transportation and the Transportation and Ports Superintendency, and (ii) the levying of fines for the non-compliance with such treaties and regulations, and (iii) the evaluation of the financial, technical and managerial aspects of each airline, among other things.

Under Colombian commercial law, air transportation is considered a commercial activity, and therefore, certain elements of the standard terms and conditions of air transportation agreements entered into by airlines and passengers are expressly covered under such law. For instance, if an airline decides to include a new condition to an air transportation agreement, it must request the approval of the Colombian Civil Aviation Authority. Article 1180 of the Colombian Commercial Code establishes that with respect to domestic service, an airline is responsible for any damages caused to any passenger, when boarding, on board, or when disembarking an aircraft, except for (i) damages caused by any third party, (ii) damages caused by the passenger and (iii) damages caused to the passenger by pre-travel illness that has not been aggravated by any act attributable to the carrier. Additionally, the carrier must prove that all practicable measures to avoid the damage were taken.

Passengers in Colombia are also entitled by law to compensation in cases of excessive delays, over-bookings and cancellations. Currently there is a project to modify Chapters 3 and 7 of the RAC to (i) establish sanctions for more than one-hour delays, and for flight cancellations, regardless of the compensatory measures that the airlines may adopt, as well as for those flight cancellations that are not informed with more than 24 hours prior to the flight or for those in which the airlines are unable to reaccommodate the affected passengers within the next three hours of the initial schedule; (ii) establish sanctions for more than three cancellations, schedule changes or deviations within a month; and (iii) reduce one hour to the time limit by one hour (from three to two hours) that triggered the obligation to compensate passengers and increases the compensatory amounts. This project has not been completed, therefore the final version may vary substantially from the proposed version.

Some of Colombia’s airports are operated by the government. Currently, the main airports in Bogotá, Cali, Cartagena, Barranquilla, Medellín, and San Andres Island are privately operated through concessions. The government, however, has stated its intention to continue privatizing the operations of other airports in order to finance expansion projects and increase the efficiency of operations. Increased privatization may lead to increases in landing fees and facility rentals at such airports.

The Convention for the Unification of Certain Rules for International Carriage by Air, signed in Montreal, Canada on May 28, 1999, as approved and adopted by Colombia by means of Law 701 of 2001 imposes duties upon Colombian airlines with respect to their international services. Under these rules, airlines are responsible for compliance with certain obligations regarding quality and passenger security, as well as for damages sustained in case of any death of, or bodily injury to, a passenger, which occurs on board, as well as for baggage loss or damage. This convention applies to international transportation between Colombia and the territory of another party to the treaty, regardless of whether there is an interruption in the transportation or a trans-shipment, or whether, prior to arriving in, or departing from, Colombia, there is an agreed stop-over within the territory of another state. Under Article 17 of the convention, an airline is liable for damage sustained in case of death or bodily injury of a passenger upon condition that the accident which caused the death or injury took place on board the aircraft or in the course of any of the operations of embarking or disembarking. Air carriers are responsible, even if not at fault, for proven damages up to 100,000 Special Drawing Rights (SDRs), which represent a mix of currencies established by the International Monetary Fund. For damages above 100,000 SDRs (approximately $151,557), the airline may avoid liability by showing that the accident that caused injury or death was not due to its negligence or was the fault of a third party. In the case of cargo business, the liability of the carrier is absolutely limited to 17 SDRs/Kg (approximately $25.46 per kilogram). These provisions also cover baggage and delay.

Currently, there are two projects in the Colombian Congress that are relevant for the aviation industry. One of them intends to compile all the aviation regulation in one unique code that pretends to regulate, among others, the main principles of aviation, passenger rights, operational and administrative requirements, aeronautic agreements and competency matters. The other project regulates in a more restrictive way the times of service and rest of the flight personnel. As of the date of this prospectus, these projects are still under discussion and therefore the final versions may vary substantially from the proposed versions.

Security

Chapter Six of the Colombian Civil Aviation Regulations encompasses all aspects of civil aviation security, including, (i) implementation of certain security measures by airlines and airports, such as the requirement that all passenger luggage be screened for explosives, (ii) designation of restricted areas, (iii) systems of airport controls for identification of passengers (iv) inspection of vehicles, and (v) the transportation of explosives and dangerous goods. Additionally, on April 11, 2005 the Colombian Civil Aviation Authority issued Resolution 01556, which regulates all aspects of the transportation of firearms.

Environmental regulation

We are subject to the general environmental regulations of Colombia such as Law 99 of 1993, as amended, and several other laws, decrees and local resolutions which regulate the management of natural resources and their contamination. Pursuant to these regulations, we prepared an Environmental Management Plan (Plan de Manejo Ambiental), detailing the procedures to be followed in connection with any activity that has any environmental impact, including solid and liquid waste management, hazardous waste management and the management of effluents and noise. Additionally, we must maintain certain permits and authorizations for the use and management of natural resources, such as discharge and emissions permits, and maintain our environmental impact within required levels. If we fail to maintain the relevant permits and authorizations or to abide by the environmental regulations, we may be subject to penalties or fines.

In addition, the RAC contains a general environmental policy establishing that the Colombian Civil Aviation Authority must comply with Colombian environmental regulations and must require the compliance of parties involved in the Colombian civil aviation industry. The RAC includes provisions and guidelines relating to noise and effluents that must be followed in the provision of aviation services. The RAC requires that noise levels be kept below levels established under Colombian law. Compliance is evidenced by means of a certificate (certificado de homologación de ruido) that must be obtained for each aircraft from the Colombian Civil

Aviation Authority or the competent authority of each country member of ICAO. If noise levels exceed the limits, the Colombian Civil Aviation Authority has the power and authority to sanction and penalize us with fines.

If the Colombian Civil Aviation Authority determines that our operations or facilities do not meet the RAC standards or otherwise fail to comply with Colombian environmental regulations, we could be subject to a fine. We have voluntarily hired a consulting firm to conduct an environmental audit of our hangar and support facilities at the El Dorado International Airport to obtain a certification under ISO 14001:2004, which is an international standard for environmental management systems. Certification should indicate that we are in compliance with all applicable environmental regulations, including the RAC environmental regulations. We have also prepared an environmental management plan designed to ensure our compliance with environmental regulations, including the requirements of the RAC. While we do not believe that compliance with these or other environmental regulations that may be applicable to us in the future will expose us to material expenditures, compliance could increase our costs and adversely affect our operations and financial results. In addition, failure to comply with these regulations could adversely affect us in a variety of other ways, including by negatively impacting our reputation.

Currently there is a temporary authorization in order to operate in the south runway of the El Dorado International Airport after 10 p.m., but the original environmental license provided a restriction for flight operations between 10 p.m. and 6 a.m. Currently, the environmental license of the Airport is being modified in such a way as to eliminate the restriction initially contemplated, so airlines can continue their operation in the south runway between 10 p.m. and 6 a.m.

Bilateral agreements

With respect to our international services, our plans to introduce new destinations and increase the frequency of existing services depend, among other things, upon the allocation of route rights, a process over which we do not have direct control. Route rights are allocated through negotiations between the government of Colombia and the governments of foreign countries and are set forth in bilateral agreements. If we are unable to obtain route rights, we will re-allocate capacity within our route network as appropriate.

Bilateral agreements between countries also regulate other aspects of our commercial cargo and passenger air transport relations, including the designation of carriers and aircraft capacity restrictions and requirements. They may also establish minimum safety, security, customs and environmental requirements for each designated carrier. These agreements can be modified upon the agreement of the relevant countries at any time prior to their expiration dates. Our principal bilateral agreements include those with the United States, Spain, the Andean Pact countries (Ecuador, Peru and Bolivia), Venezuela, Mexico, Brazil and Argentina. The bilateral agreement with the United States was modified and since the beginning of 2013 is an “open skies” agreement that allows the parties to engage in foreign scheduled and charter air transportation of persons, property, and mail from points behind Colombia via Colombia and intermediate points to points in the United States and beyond with fifth freedom. The bilateral agreement with Spain, which was modified in January 2012, grants for passengers and cargo a total of 37 frequencies with third, fourth and fifth freedom rights for each of the parties, and parties can freely choose their routes. In this connection Colombia was granted nine additional frequencies resulting in a total of 37 frequencies.

The Colombian Civil Aviation Authority allocates rights obtained pursuant to bilateral agreements to specific airlines. On July 2012, the Colombian Civil Aviation Authority authorized us to operate 28 new international weekly flights, including seven flights from Bogotá to London and seven flights to Frankfurt, nine flights to Panama starting from Medellín, Bucaramanga, San Andres, Pereira and Cali, four flights from Bogotá to San Juan, Puerto Rico, one additional flight to Rio de Janeiro and one from Bogotá or Medellín to Madrid. On October 2012, the Colombian Civil Aviation Authority granted us two flights from Bogotá to Punta Cana and three additional flights from Bogotá to Orlando. If we do not use these rights within nine months (or 18 months if a nine-month extension is granted) from their effective date, they will expire.

Colombia has “open skies” agreements with the Andean Pact countries, Venezuela and the Dominican Republic pursuant to which there are no regulations on the numbers of flights. The bilateral agreement with Argentina provides for four weekly flights by each country’s designated carrier. The bilateral agreement with Brazil provides for 28 weekly flights by each country’s designated carrier.

Over the last 20 years the global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements among nations. For example, “open skies” agreements currently exist among the countries of the European Union, and between the European Union and the United States. In Latin America, “open skies” agreements exist among Colombia, Ecuador, Peru and Bolivia and among the United States, France, Chile, Panama, Venezuela and the countries of Central America. As a general matter, these liberalized or “open skies” air transport agreements serve to (i) reduce (or, in the case of “open skies,” eliminate) restrictions on route rights, designated carriers, aircraft capacity or flight frequencies and (ii) promote competitive pricing.

We believe that it is likely that the Colombian government will eventually liberalize the current restrictions on international travel to and from our Bogotá hub by, among other things, granting new route rights and flights to competing airlines and generally promoting increased numbers of market participants on routes we serve. As a result of such liberalization, we could face substantial new competition, which may erode our pricing and market share and have a material adverse effect on our financial position and results of operations. See “Risk Factors—Risks Relating to Our Company—We expect to face increasing competition from other international airlines due to the continuing liberalization of restrictions traditionally affecting the global airline industry.”

Colombia is currently a party to a multilateral agreement known as Andean Community CAN, between Bolivia, Ecuador, Peru and Colombia, which among other things, allows airlines from such countries to operate between them without limitation on international flights. No cabotage is allowed. Colombia is also party to an Air Transport Agreement and/or Memorandum of Understanding with the following countries: United States, El Salvador, Costa Rica, Ecuador, Canada, Mexico, Panama, Aruba, Curacao, Argentina, Bolivia, Brazil, Chile, Ecuador, Paraguay, Peru, Uruguay, Venezuela, Germany, Belgium, Spain, France, Holland, Italy, Luxemburg, Portugal, United Kingdom, Switzerland, Iceland, Turkey, Korea, United Arab Emirates, Singapore, Cuba, French Antilles, Barbados, Israel, Qatar, Surinam and China.

Ownership and control

The Colombian State Council (Consejo de Estado—Sala de Consulta y Servicio Civil), in an opinion dated April 6, 2000, declared that article 1426 of the Commerce Code, which established a 40% limitation on foreign investment in Colombian airlines, was no longer applicable as it is considered to have been tacitly overturned by Decree 2080 of 2000 (Foreign Investment Statute), and stated that, from a Colombian law perspective, there are no restrictions on foreign investment in Colombian airlines. However, some of Colombia’s bilateral agreements do restrict foreign involvement in Colombian airlines. For example, bilateral agreements entered into by Colombia with the United States, Canada, the United Kingdom, France, China, Germany, Uruguay, Italy, contain requirements that each designated airline remain substantially owned and effectively controlled by a Colombian governmental entity or Colombian nationals. Nevertheless United States, Canada and China granted a waiver to the Colombian airlines under certain conditions.

Currently, in those bilateral agreements it is established that each of the countries may deny, revoke or impose any conditions deemed necessary upon an airline’s operating permit in the event it determines that there is not sufficient evidence that a substantial proportion of ownership and effective control of the airline is held or exercised by Colombia or its nationals. These ownership and control restrictions have not been expressly defined in the bilateral agreements, in terms of percentage thresholds or otherwise, and therefore should be interpreted according to the Vienna Convention on the Law of Treaties.

Taking the above into account, certain aviation authorities have interpreted these ownership and control restrictions as follows:

•

The DOT policy on “substantial ownership and effective control” is to examine the relationships of the airline in depth and determine who actually controls the airline’s key decisions (examining composition of the board, management and control and special voting majorities, among other factors), rather than simply looking at the airline’s ownership.

•	The Spanish aviation authority’s basic policy on “substantial ownership and effective control” issues is to examine the nationality of the shareholders who have direct control of the airline.

•	Other countries also consider the nationality of the aircraft crews, including Mexico, Brazil and the Netherlands Antilles.

Agreements entered into by Colombia with Spain, The Netherlands, Portugal, Bolivia, Ecuador, Peru, Panama, Chile, the Dominican Republic, Cuba, Venezuela and Costa Rica, among others, require that we be incorporated, have our principal domicile, management, operation and offices within the Colombian territory and to have the oversight and control done by the national aeronautical authority.

Although we believe Avianca is currently in compliance with such substantial ownership and effective control requirements, we cannot assure you that Colombians, directly or indirectly, will continue to own and control a majority of our capital stock indefinitely. If for any reason the owners, all Colombian citizens cease to have at least 51% of Avianca, or the effective regulatory control of the national aeronautical authority ceases to be exercised, or if Avianca fails to continue to have its corporate domicile, administrative headquarters, and base of operations within Colombian territory, Avianca may no longer comply with the requirements of Colombia’s bilateral agreements and, as a result, its route and landing rights in a number of important countries may be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

As an additional protection to ensure compliance with our principal bilateral agreements, when our board of directors are notified by any shareholder of its intent to have any direct or indirect transfer of our capital stock (including a change in the ultimate beneficial ownership by Colombian shareholders) affecting the substantial ownership of the shares by Colombian nationals, the board of directors (excluding any directors having a personal economic interest in such transfer) shall determine, after consultation with more than one independent and internationally recognized aviation counsel, that such transfer would likely result in a violation of bilateral agreements causing our legal ability to engage in the aviation business or to exercise our international route rights to be revoked, suspended or materially inhibited, in each case in a manner which would materially and adversely affect us.

This shareholders’ agreement shall remain in effect until such time as our board of directors (excluding any directors having a personal economic interest in any such transfer then proposed) determines that this undertaking is no longer necessary to ensuring our compliance with bilateral treaties material to us.

Under this shareholders’ agreement, all determinations of our board of directors shall take into account the interests of our various shareholders and shall be made subject to each director’s duty to exercise his or her duties in accordance with Colombian law.

Even though it is possible that we may be able to obtain waivers of any future non-compliance with these requirements under our bilateral agreements, their mere existence may deter a non-Colombian entity from acquiring control of us as well as limit our future flexibility to sell additional shares or conduct a recapitalization. See “Description of Capital Stock—Aviation Rights Protections.”

El Salvador

Overview

Taca International is a sociedad anónima duly organized and validly existing under the laws of El Salvador. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with providing airlines services under applicable Salvadoran laws have been obtained or affected and are in full force and effect.

By means of Legislative decree No. 126 dated September 1972, Taca International was named as a national air carrier, for the effect of being considered as such in the countries where it provides or is willing to provide Air transport services. Effective legal control and principal place of business is still established in El Salvador.

The failure to maintain the required foreign and domestic governmental authorizations, will adversely affect our operations. We are subject to national and international regulations which may vary frequently and are out of our control. These may result in an increase of costs and/or operational requirements and restrictions. Also, there is instability concerning governmental policies, due to highly polarized political environment, ranging from a left-to right-wings perspective which does not provide the expected continuity and stability in economic and fiscal issues.

The government of El Salvador has declared an “open skies policy” when negotiating air transport agreements and the traffic rights. Currently, the Civil Aviation law, does not provide for an open skies regime and recognizes up to fifth air freedom based on reciprocity. There is an intention in the congress to amend the law to have “open skies” regime, that may include up to seventh air freedom specifically for cargo operations.

Authorizations and licenses

The Civil Aviation Law of El Salvador requires that airlines authorized for the operation of national or international air transport possess an Operation Certificate and an Operating Permit issued by the Autoridad de Aviación Civil, or AAC. An Operating Permit sets forth the routes, rights and the frequency of the flights that are permitted to be flown. An Operating Permit is valid for five years and must be modified each time a carrier intends to add or cancel new routes or flight frequencies. In addition, a carrier is also required to present revised itineraries to the AAC each time it intends to change its schedules, the aircraft servicing its routes and flight and route frequencies. We possess the required operating certificates and permits and are in compliance with all regulations requiring the presentation of revised itineraries.

The Civil Aviation Law of El Salvador requires that carriers register their aircraft with the Salvadoran Civil Aviation Registry, or RAS, which is maintained by the AAC, and such aircraft are subject to periodic inspection by the AAC. The AAC is responsible for certifying that each aircraft in a carrier’s fleet meets the safety standards required by the AAC’s aeronautical regulations. Each of our aircraft that flies to El Salvador is properly registered and certified with the AAC. Only Tariffs must be filed.

Apart from local governments we are regulated by the Federal Administration Authorization and Transport Security Agency, from the United States. Most of Taca International’s aircraft are registered at the United States. Therefore, we are subject to directives, and regulations imposed by the United States, which represent high expenditures for us.

In addition, there are currently law projects to modify the Civil Aviation Law, Consumers Protection Law and Migration Law, all of which may affect our operations.

Air transport agreements

El Salvador is subject to multilateral and/or bilateral air transport agreements that provide for the exchange of air traffic rights between El Salvador and various other countries. Until recently El Salvador has been actively negotiating such agreements, seven of which in the past three years are under ratification of the countries party to the agreements. Nevertheless, it holds Memoranda of Understanding, or MOUs, that provide for immediate force and effect of the provisions contained therein. Operations to countries where there is no Air Transport Agreement, have been negotiated under reciprocity, such is the case with Costa Rica, Peru and Panama.

Notwithstanding the agreements, we are subject to permits, laws, regulations and operational restrictions provided by each of the countries where we are willing to operate, and these laws, regulations and restrictions may vary frequently and are out of our control. Those may result in an increase in our costs and/or operating registrations.

Passenger flow separations

El Salvador, has adopted alternative measures to comply with OACI standards in passenger flow separations and is working to validate the security measures in the airports that provide passengers to its hub, maintaining separation for passengers coming from a country where higher or equal security measures to the ones adopted in El Salvador have been established. It is doing so by auditing such measures and signing MOUs with such countries to promote cooperation on this matter. As of the date of this prospectus, there is an MOU signed with Panama, which is the other country in the Central American region which is also adopting these alternative measures. El Salvador currently has no budget to build flow separations in its international airport. If found in non-compliance with OACI standards, the country could be placed on the blacklist of countries without proper security measures. It is likely that the TSA, with the support of OACIs will strengthen security measures for flights to the US.

Bilateral and open skies agreements

El Salvador is currently a party to a multilateral agreement known as CA-4, between Guatemala, Honduras, Nicaragua and El Salvador, which among other things allows airlines from such countries to operate between them as if they were domestic flights. No cabotage is allowed. El Salvador is also a party to Air Transport Agreements and/or MOUs with the following countries: Spain, Mexico, United Kingdom, Ireland, Cuba (agreement is under ratification), Ecuador (agreement is under ratification), the United Arab Emirates (agreement is under ratification), Qatar (agreement is under ratification), Chile (agreement is under ratification), Colombia (agreement is under ratification), Canada (agreement is under ratification).

Safety rating

El Salvador currently possesses FAA Category 1 status, which allows Salvadoran airlines to operate flights to and from the United States. Category 1 status signifies that a nation’s aeronautical regime fulfills all necessary standards of operational safety established by International Civil Aviation Organization, or ICAO. Receipt of Category 1 status is based upon the FAA’s review of various safety standards with respect to the regulations, licensing of personnel, condition of the aircraft, airline monitoring, pilot training, maintenance, repair and overhaul facilities and aeronautical organizations.

Foreign ownership

El Salvador does not impose any limitations or restrictions with respect to the ownership or control by foreigners of airlines organized in El Salvador.

Antitrust regulation, enforcement

El Salvador has enacted antitrust laws and regulations which govern the aerial transport market. These laws and regulations prohibit anticompetitive practices between airlines. The antitrust laws and regulations provide for various enforcement actions including both civil and criminal penalties against those parties found to be in violation. There are currently no pending antitrust enforcement actions against us in El Salvador.

Noise regulations

El Salvador has adopted noise regulations applicable to the airline industry in accordance with the ICAO standards. These regulations provide that no person can operate an aircraft to or from an airport in El Salvador which does not comply with the noise regulations as set forth in Annex 16 of the ICAO standards. Each of our aircraft that flies in El Salvador complies with applicable noise regulations imposed by El Salvador.

Costa Rica

Overview

LACSA, is a sociedad anónima duly organized and validly existing under the laws of Costa Rica. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with LACSA being an entity providing airlines services under applicable laws of Costa Rica have been obtained or affected and are in full force and effect. Effective legal control and principal place of business is still established in Costa Rica.

The failure to maintain the required foreign and domestic governmental authorization, will adversely affect our operations. We are subject to national and international regulations which may vary frequently and are out of our control. These may result in an increase of costs and/or operational requirements and restrictions.

Costa Rica has adopted an open skies regime for its AirTransport negotiations, based on real and effective reciprocity. Costa Rica is subject to multilateral and/or bilateral air transport agreements that provide for the exchange of air traffic rights between Costa Rica and various other countries. Notwithstanding these agreements, we are subject to permits, laws, regulations and operational restrictions provided by each of the countries where we are willing to operate.

Apart from local governments we are regulated by the FAA and TSA, of the United States. Most of LACSA’s aircraft are registered in the United States. Therefore, we are subject to directives, and regulations imposed by the United States, which represent high expenditures for us.

Authorizations and licenses

Costa Rican law requires airlines providing commercial air transport services to and from Costa Rica to hold an Aeronautical Operation Certificate, or COA, and an Air Transportation License/Certificate issued by the Dirección General de Aviación Civil, or DGAC. An Air Transportation Certificate specifies a carrier’s designated routes, the equipment it may use, its permitted capacity and its flight frequencies. A carrier’s Air Transportation Certificate is required to be updated each time it acquires a new aircraft, or when such airline modifies any of its routes or frequencies to a particular destination. We possess the required COA and Air Transportation Certificate as required by the DGAC.

Costa Rican carriers are required to register their aircraft with the Costa Rican National Aviation Registry kept by the DGAC. The DGAC is responsible for certifying the airworthiness of each registered aircraft. All registered aircraft must be re-certified each year through inspections carried out by the DGAC. Each of our aircraft that flies to Costa Rica is properly registered with the DGAC.

In addition, there are currently law projects to modify the Civil Aviation Law, Consumers Protection Rights Law, Migration Law and the law that regulates departures from Costa Rica, all of which may affect our operations.

Bilateral and open skies agreements

Costa Rica has entered into various bilateral agreements which allow Costa Rican airlines to fly to the United States and to and within the Americas and the Caribbean. All international fares are filed and subject to the approval of the Costa Rican government. Costa Rica is currently a party to Air Transport Agreements and/or MOUs with the following countries: United States, Spain, Panama, Mexico, Venezuela, Holland, China, Germany, Canada, United Kingdom, Ireland, Peru, Brazil, Argentina, the Dominican Republic, Colombia (agreement is under ratification), Costa Rica (agreement is under ratification), Cuba, Chile, Ecuador, Argentina, the United Arab Emirates (agreement is under ratification) and Qatar (agreement is under ratification).

Costa Rica is the first country in the Central American region to have a full open skies agreement with Canada, which is in full force and effect.

Safety rating

Costa Rica currently possesses FAA Category 1 status, which allows Costa Rican airlines to operate flights to and from the United States.

Foreign ownership

Following a recent ruling by the Costa Rican Constitutional Court, there are no restrictions on foreign ownership and control of airlines organized in Costa Rica.

Antitrust regulation, enforcement

Costa Rica has adopted certain antitrust laws which govern the airline industry. Costa Rica’s antitrust laws were enacted to protect the rights and interests of the consumer and the guardianship and promotion of the competitive process. There are currently no pending antitrust enforcement actions against us in Costa Rica.

Noise regulations

Costa Rica has adopted noise regulations applicable to the airline industry. These regulations provide that no person can operate an aircraft to or from an airport in Costa Rica that does not comply with the noise regulations set forth in Annex 16 of the ICAO standards.

Costa Rica has also adopted noise abatement provisions which require aircraft registered in Costa Rica to comply with at least Stage 2 noise requirements. All aircraft registered for the first time with the Costa Rican Civil Aviation Authority after January 1, 2003 are required to comply with Stage 3 noise restrictions. Our aircraft which fly in Costa Rica comply with applicable noise regulations imposed by Costa Rica.

Peru

Overview

Peruvian law requires that all airlines organized in Peru that provide commercial services to and from Peru hold an Operations Permit valid for a period of four years and an Air Services Operator Certificate, or ASEC, issued by the Civil Aviation Authority, or DGAC without expiration. Both must be modified each time a carrier modifies the characteristics of its service. An Operations Permit specifies a carrier’s designated routes, the equipment it may use, its permitted capacity and its flight frequencies.

Peruvian law requires that carriers register their aircraft in the Public Aircraft Registry of the Registry Office of the National Superintendency of Public Registrar, or SUNARP. The DGAC is responsible for issuing a Conformity Certification of airworthiness for each aircraft in a carrier’s fleet. This certification is valid for two years and must be renewed thereafter. Additionally, the DGAC approves all technical aspects of a carrier’s operation and such operations are reviewed by the DGAC as modifications or changes arise. We possess the required Operations Permit and ASEC as required by the DGAC and our aircraft which fly in Peru are properly registered with the SUNARP.

Bilateral and open skies agreements

Peru has entered into 29 bilateral agreements and other memoranda of understanding, several of which are open sky agreements, which allow Peruvian airlines to fly to the United States and various countries in South America, Central America, Europe, Africa and Asia.

Safety

Peru currently possesses FAA Category 1 status which allows Peruvian airlines to operate flights to and from the United States.

Foreign ownership

Peruvian law requires that “National Airline Services” can only be provided by Peruvian natural persons and legal entities. A Peruvian legal entity is an entity that complies with the following requirements:

•	the entity has its principal domicile in Peru;

•	more than a majority of the directors, managers and people who control the entity’s management must be Peruvian nationals or must be permanently domiciled in Peru;

•	the legal entity’s property must substantially be Peruvian; and

•	at least 51% of the entity’s stock must be under the control of stockholders that are Peruvian nationals who are permanently domiciled in Peru.

In addition, Peruvian law further requires that a Peruvian legal entity:

•	must be organized in accordance with Peruvian law; and

•	must indicate that its legal purpose is providing airline service.

Notwithstanding the foregoing, Peruvian regulations provide that 51% of an entity’s voting stock only needs to be the property of a Peruvian national who is permanently domiciled in Peru for a period of six months commencing on the effective date of the airline’s occupational license. Upon the expiration of such term, up to 70% of an entity’s voting stock may be owned by foreigners. As of the date of this prospectus, we own 49% of the voting stock and 99% of the non-voting stock in our Peruvian airline, Taca Peru.

Antitrust regulation, enforcement

The National Institution of Competition Defense and Intellectual Property, or INDECOPI, governs competition in the aerial transport market. Peruvian law does not foresee any previous control mechanisms or authorization procedures for mergers or other forms of associations. It does not restrict or penalize the mere existence of dominant market positions or monopolies, but regulates behaviors that might constitute an abuse of such positions in detriment of competitors. It therefore regulates anticompetitive practices between airlines, the registry of tariffs and the modification, cancellation or suspension of operations. There are currently no pending antitrust enforcement actions against us in Peru.

Noise regulations

Peru has adopted noise regulations applicable to the airline industry. These regulations provide that no person can operate an aircraft to or from an airport in Peru that does not comply with the noise regulations set forth in Annex 16 of the ICAO standards. Our aircraft which fly in Peru comply with applicable noise regulations imposed by Peru.

Ecuador

Overview

Aerogal is a private carrier duly organized and validly existing under the laws of Ecuador. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with it being an entity providing airlines services under applicable laws of Ecuador have been obtained or affected and are in full force and effect.

Authorizations and licenses

The aviation market in Ecuador is heavily regulated by the Ecuadorian Civil Aviation Authority. For domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has aircraft with air-worthiness certificates in force. Airlines in Ecuador are obligated to add a surcharge for fuel to their ticket prices and charge an administrative fee in connection with purchases of airline tickets, although this fee is at the discretion of the seller for Internet sales).

Aerogal’s status as a private carrier means that it is not required under Ecuadorian law to serve any particular route and is free to withdraw service from any of the routes it currently serves as it sees fit, subject to bilateral agreements in the case of international service. Aerogal is also free to determine the frequency of the services it offers across its route network without any minimum frequencies imposed by the Ecuadorian authorities.

Ecuadorian law requires airlines providing commercial passenger service in Ecuador to maintain an Operation and Air Transportation Certificate (Certificado de Aeronavegabilidad) issued by the Ecuadorian Civil Aviation Authority. The Operation and Air Transportation Certificate lists the airline’s routes, equipment used, capacity and frequency of flights. This certificate must be updated each time a carrier acquires new aircraft, or when routes or the frequency of service to a particular destination are modified.

Ecuadorian law also requires that aircraft operated by us be registered with the Ecuadorian National Aviation Registry (Registro Aeronautico Nacional) kept by the Ecuadorian Civil Aviation Authority, and that the Ecuadorian Civil Aviation Authority certify the air-worthiness of each aircraft in our fleet.

Furthermore, Ecuadorian airlines are subject to the authority of the Ecuadorian Civil Aviation Counsel. The Ecuadorian Civil Aviation Counsel is in charge of granting operations permits, which contain the routes and frequencies, and evaluating the financial, technical and managerial aspects of each airline, among other things.

Under Ecuadorian commercial law, air transportation is considered a commercial activity, and therefore, certain elements of the standard terms and conditions of air transportation agreements entered into by airlines and passengers are expressly covered under such law. Passengers in Ecuador are also entitled by law to compensation in cases of delays in excess of four hours, over-bookings and cancellations.

Most of Ecuadorian’s airports are operated by the government. Currently, only the Quito, Guayaquil and Baltra airports are privately operated through concessions.

The Convention for the Unification of Certain Rules for International Carriage by Air, signed in Montreal, Canada on May 28, 1999, as approved and adopted by Ecuador by means of Law 701 of 2001, imposes duties upon Ecuadorian airlines with respect to their international services. Under these rules, airlines are responsible for compliance with certain obligations regarding quality and passenger security, as well as for damages sustained in case of any death of, or bodily injury to, a passenger, which occurs on board, as well as for baggage loss or damage. This convention applies to international transportation between Ecuador and the territory of another party to the treaty, regardless of whether there is an interruption in the transportation or a trans-shipment, or whether, prior to arriving in, or departing from, Ecuador, there is an agreed stop-over within the territory of another state. Under Article 17 of the convention, an airline is liable for damage sustained in case of death or bodily injury of a passenger upon condition that the accident which caused the death or injury took place on board the aircraft or in the course of any of the operations of embarking or disembarking. Air carriers are responsible, even if not at fault, for proven damages up to 100,000 Special Drawing Rights (SDRs), which represent a mix of currencies established by the International Monetary Fund. For damages above 100,000 SDRs (approximately $151,557), the airline may avoid liability by showing that the accident that caused injury or death was not due to its negligence or was the fault of a third party.

Security

Parts 107 and 108 of the Ecuadorian regulaciones técnicas de la DAC, or RDAC, regulate all aspects of civil aviation security, including, (i) implementation of certain security measures by airlines and airports, such as the requirement that all passenger luggage be screened for explosives, (ii) designation of restricted areas, (iii) systems of airport controls for identification of passengers (iv) inspection of vehicles, and (v) the transportation of explosives and dangerous goods.

Environmental regulation

We are subject to the general environmental regulations of Ecuador, and several other laws, decrees and local resolutions which regulate the management of natural resources and their contamination. Pursuant to these regulations, we prepared an Environmental Management Plan (Plan de Manejo Ambiental), detailing the procedures to be followed in connection with any activity that has any environmental impact, including solid and liquid waste management, hazardous waste management and the management of effluents and noise. Additionally, we must maintain certain permits and authorizations for the use and management of natural resources, such as discharge and emissions permits, and maintain our environmental impact within required levels. If we fail to maintain the relevant permits and authorizations or to abide by the environmental regulations, we may be subject to penalties or fines.

In addition, the RDAC contains a general environmental policy establishing that the Ecuadorian Civil Aviation Authority must comply with Ecuadorian environmental regulations and must require the compliance of parties involved in the Ecuadorian civil aviation industry. The RDAC includes provisions and guidelines relating to noise and effluents that must be followed in the provision of aviation services. The RDAC requires that noise levels be kept below levels established under Ecuadorian law. Compliance is evidenced by means of a certificate (certificado de homologación de ruido) that must be obtained for each aircraft from the Ecuadorian Civil Aviation Authority or the competent authority of each country member of ICAO. If noise levels exceed the limits, the Ecuadorian Civil Aviation Authority has the power and authority to sanction and penalize us with fines.

If the Ecuadorian Civil Aviation Authority determines that our operations or facilities do not meet the RDAC standards or otherwise fail to comply with Ecuadorian environmental regulations, we could be subject to a fine. In addition, failure to comply with these regulations could adversely affect us in a variety of other ways, including by negatively impacting our reputation.

Bilateral agreements

With respect to our international services, our plans to introduce new destinations and increase the frequency of existing services depend, among other things, upon the allocation of route rights, a process over which we do not have direct control. Route rights are allocated through negotiations between the government of Ecuador and the governments of foreign countries and are set forth in bilateral agreements. If we are unable to obtain route rights, we will re-allocate capacity within our route network as appropriate.

Bilateral agreements between countries also regulate other aspects of our commercial cargo and passenger air transport relations, including the designation of carriers and aircraft capacity restrictions and requirements. They may also establish minimum safety, security, customs and environmental requirements for each designated carrier. These agreements can be modified upon the agreement of the relevant countries at any time prior to their expiration dates. Our principal bilateral agreements include those with the United States, Spain, the Andean Pact countries (Colombia, Peru and Bolivia), Venezuela, Brazil, Panama and Chile. The bilateral agreement with the

United States, which granted 120 weekly flights to Ecuadorian carriers and 120 weekly flights to U.S. carriers, was modified on June 4, 2010. In addition, the following routes were added for Ecuador: (i) from Ecuador via 15 intermediate points to Miami, Orlando, Washington, New York, Chicago, Los Angeles, and four additional points in the United States and beyond Madrid, Montreal and Toronto; and five additional points in Europe via code share; (ii) as of July 1, 2011, five additional points in the United States that were selected by Ecuador and five additional points in the United States that were selected by Ecuador for code share only; and (iii) as of July 1, 2012, five additional points in the United States that were selected by Ecuador for code share only. There is an “open sky” policy for all cargo services. The bilateral agreement with Spain, which was modified in July 2003, grants 14 weekly flights to routes to be determined.

The Ecuadorian Civil Aviation Authority allocates rights obtained pursuant to bilateral agreements to specific airlines. On 2012, the Ecuadorian Civil Aviation Authority authorized us to operate 28 new international weekly flights, including seven flights from Guayaquil to Sao Paulo and seven flights to Quito—Bogotá—Caracas, seven flights from Quito to Lima, seven from Panama to Quito. Ecuador has “open skies” agreements with the Andean Pact countries pursuant to which there are no regulations on the numbers of flights to such destinations.

Over the last 25 years the global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements among nations. For example, “open skies” agreements currently exist among the countries of the European Union, and during the first quarter of 2007 were agreed to between the European Union and the United States. In Latin America, “open skies” agreements exist among Colombia, Ecuador and Peru and among the United States, Chile, Panama, Venezuela and the countries of Central America. As a general matter, these liberalized or “open skies” air transport agreements serve to (i) reduce (or, in the case of “open skies,” eliminate) restrictions on route rights, designated carriers, aircraft capacity or flight frequencies and (ii) promote competitive pricing.

As a result of this continuing trend toward liberalized air transport agreements, a number of countries to which we fly, including the United States, have been negotiating with the Ecuadorian government to liberalize its bilateral agreements with such countries and to permit more flights to and from Ecuador. We believe that it is likely that the Ecuadorian government will eventually liberalize the current restrictions on international travel to and from Ecuador by, among other things, granting new route rights and flights to competing airlines and generally promoting increased numbers of market participants on routes we serve. As a result of such liberalization, we could face substantial new competition, which may erode our pricing and market share and have a material adverse effect on our financial position and results of operations. See “Risk Factors—Risks Relating to Our Company—We expect to face increasing competition from other international airlines due to the continuing liberalization of restrictions traditionally affecting the global airline industry.”

Ownership and control

The Ecuadorian Civil Aviation Law was changed in 2001 eliminating a 40% limitation on foreign investment in Ecuadorian airlines, and stated that, from a Ecuadorian law perspective, there were no restrictions on foreign investment in Ecuadorian airlines. However, some of Ecuadorian’s bilateral agreements do restrict foreign involvement in Ecuadorian airlines. For example, bilateral agreements entered into by Ecuador with the United States, Spain, the United Kingdom, France, Germany, Switzerland, all contain requirements that each designated airline remain substantially owned and effectively controlled by an Ecuadorian governmental entity or Ecuadorian nationals.

Currently, the bilateral agreements establish that each of the countries may deny, revoke or impose any conditions deemed necessary upon an airline’s operating permit in the event it determines that there is not sufficient evidence that a substantial proportion of ownership and effective control of the airline is held or exercised by Ecuador or its nationals. These ownership and control restrictions have not been expressly defined in the bilateral agreements, in terms of percentage thresholds or otherwise, and therefore should be interpreted according to the Vienna Convention on the Law of Treaties.

Agreements entered into by Ecuador with Bolivia, Colombia, Peru and United Kingdom, among others, require that our relevant operating subsidiaries be incorporated, have our principal domicile, management, operation, technical maintenance operations and offices within the Ecuadorian territory.

U.S. Airline Regulation

Service to the United States by non-U.S. airlines is subject to Title 49 of the U.S. Code, under which the DOT, the FAA and the TSA exercise regulatory authority. The U.S. Department of Justice also has jurisdiction over airline competition matters under the federal antitrust laws.

Authorizations and licenses

The DOT has jurisdiction over international aviation, including routes, within the United States, subject to review by the President of the United States. The DOT also has jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters. We are authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Colombia and certain points in the United States and beyond, and including the carriage of passengers to their final destination in the United States via an intermediate location in another country and picking up passengers at an intermediate location to carry them to the United States. We hold the necessary authorizations from the DOT, including a foreign air carrier permit, to conduct our current U.S. operations. We also have an exemption authority related to the code share agreement and our flights to Fort Lauderdale. The “exemption authority” is authorized pursuant to a different statutory section and regulatory procedure from that used to obtain a foreign air carrier permit. The most relevant difference between exemption authority and a foreign air carrier permit is that exemption authority is usually granted for shorter periods (usually up to one or two years), while foreign air carrier permits, like Avianca’s foreign air carrier permit, have no expiration date or at least have a five year term. Exemption authority may also be revoked by DOT at any time without having to first give the airline notice and a hearing and can be processed and granted more easily and quickly, because exemption authority is for a more limited period of time and is reviewed periodically upon submission of requests for renewal. Unlike air carrier permits, exemptions do not have to go through a White House review for possible national defense or security considerations. Our DOT “exemption authority,” which was granted by the DOT in February 1998, was due to expire on April 3, 2007, however, it remains in effect pending final DOT action on the renewal application that we filed on March 14, 2007. So far there has been no final decision on this application.

Our operations to the United States are also subject to regulation by the FAA with respect to safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation, air traffic control and other matters affecting air safety. The FAA requires each foreign air carrier serving the United States to maintain operations specifications pursuant to Part 129 of its regulations and to meet operational criteria associated with specified equipment on approved international routes. We believe that we are in compliance in all material respects with all requirements to maintain our FAA operations specifications in good standing. The FAA can amend, suspend, revoke or terminate those specifications, or can suspend or revoke our authorization if we fail to comply with FAA regulations, in addition to having the ability to assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT authorizations or FAA operations specifications could have a material adverse effect on our business. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations. The FAA periodically rates foreign countries’ safety standards and Colombia is ranked Category 1, which is the top category and which means that it complies with the ICAO safety requirements. As a result, we may continue our service to the United States in a normal manner and take part in reciprocal code-sharing arrangements with U.S. carriers.

Security

On November 19, 2001, the Aviation and Transportation Security Act, or the Aviation Security Act, became U.S. law. This law put substantially all aspects of civil aviation security under direct federal control and created the TSA, an agency of the Department of Homeland Security, which assumed the security responsibilities previously held by the FAA. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required by the Aviation Security Act is provided in part by a $2.50 per-segment passenger security fee for flights departing from the U.S., subject to a $10.00 per-roundtrip cap; however, airlines are responsible for costs incurred in excess of the amount raised by the fee. There is no assurance this fee will not be raised in the future as the TSA’s costs exceed the revenue it receives from this fee. The current administration has proposed to raise this fee to $5.50, subject to approval by the U.S. Congress. Implementation of the requirements of the Aviation Security Act has resulted in increased costs and security burdens for airlines and their passengers. Since the events of September 11, 2001, the U.S. Congress has also mandated, and the TSA has implemented, numerous other security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

The Aviation Security Act also requires us to pay an Aviation Security Infrastructure Fee directly to the U.S. Government. Currently, the amount of the fee is set at the amount we actually paid for screening passengers and property in calendar year 2000. However, the TSA is authorized to adjust the methodology for determining the infrastructure fee and this process may result in future fee increases.

Noise restrictions

Under the Airport Noise and Capacity Act of 1990, or ANCA, and related FAA regulations, aircraft that fly to the United States must comply with certain “Stage 3” noise restrictions, which are currently the most stringent FAA operating noise requirements. All of our aircraft meet the Stage 3 requirements.

Other regulations

FAA regulations also require implementation of the Traffic Alert and Collision Avoidance System, which mandates that each aircraft be equipped with an approved airborne wind-shear warning system and certain other requirements related to the age of the aircraft. Our fleet meets these requirements.

The FAA also requires that aircraft comply with regulations pertaining to emissions. Our fleet meets these requirements.

European Regulation

Within Europe, we currently only operate in Spain, and therefore are subject to Spanish DGAC (Dirección General de Aviación Civil) regulation and authorizations. Our license to operate to certain destinations in Spain and the number of frequencies we operate is reviewed on a bi-annual basis. We must also comply with special noise abatement procedures required by the Madrid airport.

Other Jurisdictions

We are also subject to regulation by aviation regulatory bodies which set standards and enforce national aviation legislation in each of the other jurisdictions to which we fly. These regulators may exercise powers associated with their duties potentially including the ability to set fares, enforce environmental and safety standards, levy fines or restrict operations within their respective jurisdictions. We cannot predict how these various regulatory bodies will act in the future, and the evolving standards enforced by any of them could have a material adverse effect on our operations.

MANAGEMENT

Board of Directors

Our board of directors is composed of eleven members. Our board of directors is focused on determining our overall strategic direction and as a result is responsible for establishing our general business policies and for appointing our chief executive officer and supervising its management.

Members of our board of directors are elected by our shareholders at our general shareholders’ meetings and serve for a period of one year and may be reelected. We do not have a mandatory retirement age for our directors. Our board of directors currently meets on quarterly basis, or more frequently if needed, and may deliberate and act with the presence and votes of the majority of its members. Our board of directors is comprised of a majority of independent directors.

The table below lists our directors:

Name	Position	Age	Nationality
Germán Efromovich	Chairman of the Board of Directors	62	Brazilian and Colombian
Roberto Jośe Kriete	Director	60	Salvadoran and Colombian
José Efromovich	Director	58	Brazilian and Colombian
Alexander Bialer	Director	66	Brazilian
Marco Baldocchi	Director	39	Salvadoran
Isaac Yanovich	Director	69	Colombian
Alvaro Jaramillo	Director	61	Colombian
Juan Guillermo Serna	Director	58	Colombian
Ramiro Valencia	Director	67	Colombian
Monica Aparicio Smith	Director	59	Colombian
Oscar Darío Morales	Director	60	Colombian

Mr. Germán Efromovich has been the Chairman of our board of directors since August 2013. Mr. Efromovich has served as our director since February 2010 and has acted as a director of Avianca since December 2004. He was appointed as Chairman of the board of directors in August 2013. Mr. Efromovich was appointed as our director by Synergy pursuant to an agreement entered into between the two principal holders of our common shares, Synergy and Kingsland, or the Shareholders’ Agreement, which will be replaced by the Joint Action Agreement effective upon consummation of this offering. Mr. Efromovich together with his brother José indirectly control Synergy, our largest shareholder. Synergy also indirectly controls other companies in the aerospace industry. Mr. Efromovich holds a bachelor’s degree in mechanical engineering from the University of Brazil, FEI, São Paulo. He also serves as director and executive officer of Synergy Group Corp. Mr. Germán Efromovich is Mr. José Efromovich’s brother.

Mr. Kriete served as the Chairman of our board of directors from February 2010 to August 2013 and was a director of Taca from 1982 to February 2010 and CEO of Taca from 2001 to February 2010. Mr. Kriete was initially appointed as our director by Kingsland pursuant to the Shareholders’ Agreement. Under the Joint Action Agreement, Kingsland has a right to appoint Mr. Kriete as our director so long as Kingsland holds at least 1% of our outstanding common stock. Mr. Kriete is the Chairman of Kingsland Holdings Limited, our second largest shareholder. Mr. Kriete holds a masters in business administration from Boston College and a degree in economics from the University of Santa Clara. Mr. Kriete currently serves as President of the Kriete Investment Company Group and President of the Gloria de Kriete Foundation as well as a member of the boards of Teléfonos de México, S.A.B. de C.V. and Escuela Superior de Economica y Negocios (ESEN). He has extensive experience in the airline industry as founder and Member of the Board of Directors of Volaris in Mexico, and President of the Latin American and Caribbean Air Transport Association (ALTA). Mr. Kriete is Mr. Marco Baldocchi’s uncle.

Mr. José Efromovich has served as our director since February 2010 and was a director of Avianca from July 2005 to February 2010. Mr. Efromovich was appointed as our director by Synergy pursuant to the Shareholders’ Agreement. Mr. Efromovich together with his brother Germán indirectly control Synergy, our largest shareholder. Synergy also indirectly controls other companies in the aerospace industry. For 35 years he has participated in the development and expansion of Synergy. Mr. Efromovich holds a degree in civil engineering from the Mackenzie Engineering School, São Paulo, Brazil. He also indirectly controls OceanAir in Brazil and serves as director and executive officer of Synergy Group Corp. Mr. José Efromovich is Mr. Germán Efromovich’s brother.

Mr. Bialer has served as our director since February 2010 and was a director of Avianca from December 2004 to February 2010. Mr. Bialer was appointed as our director by Synergy pursuant to the Shareholders’ Agreement. Mr. Bialer holds a degree in mechanical engineering from Instituto Tecnológico da Aeronáutica—ITA, Brazil, and an MBA/LS in systems management from Fundaçao Getúlio Vargas. He spent most of his career at General Electric, as Director of Business Development in South America, until retiring in 2002. Mr. Bialer also serves on the Boards of Companhia de Saneamento Basico do Estado de Sao Paulo ( Sabesp ) , Andritz Hydro Inepar, and the GE Brasil pension fund (Gebsaprev) . He has previously served on the Boards of Pacific Rubiales, Romi and Jereissati , as well as in a number of non-listed companies.

Mr. Baldocchi has served as our director since February 2010. Mr. Baldocchi was appointed as our director by Kingsland pursuant to the Shareholders’ Agreement. Mr. Baldocchi holds a masters in business administration from the Kellogg School of Management and a degree in economics from Vanderbilt University. He has been President of the Prestomar Group, Chairman of Pesquera del Sur, SA Ltd., and President of Tefex, SA Ltd. He was a founding member of Transactel Inc. and served as a member of the board of directors of Banco Agricola. He is currently CEO of Centroamerica Comercial S.A. and serves on the boards of other aviation related companies such as Volaris in Mexico and Aeromantenimiento in El Salvador. Mr. Baldocchi is Mr. Roberto Kriete’s nephew.

Mr. Yanovich has served as our director since February 2010 and was a director of Avianca from September 2007 to February 2010. Mr. Yanovich holds a degree in industrial engineering from Universidad de los Andes in Colombia and Pittsburgh University and a graduate degree in industrial management from Massachusetts Institute of Technology. He was a founding member and director of Banca de Inversión Betainvest S.A., Executive Vice-President of Tecnoquímicas S.A., Lloreda Grasas S.A. from 1981 until 1986, Invesa S.A. from 1987 until 1997 and Ecopetrol S.A. from 2002 until 2006. Mr. Yanovich is a member of the board of directors of Inversiones Mundial S.A., Tecnoquímicas S.A., Carvajal Internacional S.A., Universidad Icesi and CTEEP.

Mr. Jaramillo has served as our director since February 2010 and has been a director of Avianca during several periods of its history, the most recent from September 2007 to February 2010. Mr. Jaramillo obtained a degree in business administration from Universidad del Norte in Barranquilla. He is the founding partner of iQ Outsourcing, Colombia´s largest BPO and was previously the chief executive officer of Avianca, Banco de Colombia and of several financial institutions in Colombia and Vice President of the Philadelphia National Bank from 1973 to 1981. He currently serves as a member of the board of Casa Editorial El Tiempo SA, Oleoducto Central SA, Constructora ConConcreto SA and Tribeca Asset Management.

Mr. Serna has served as our director since February 2010 and was a director of Avianca from September 2007 to February 2010. Mr. Serna obtained a degree in business administration and a masters in economics from Universidad Nacional de Colombia in Bogotá. He was the chief financial officer for Organización Corona S.A., from 1994 until 2001 and the chief executive officer for Organización Terpel S.A. from 2001 until 2006. Mr. Serna also served as a director of the Fondo Nacional de Garantías Financieras—FOGAFIN, economic secretary of the Presidency of Colombia, director of the Colombian National Budget, auditor of The Colombian Coffee Federation in New York, and Secretary Of The Colombian Security and Exchange Commission. He serves as a member of the board of directors of Inversiones GLP S.A.S. (Vidagas SA), Oleoducto Central de Colombia S.A.—Ocensa and Banco Falabella and Terpel Centro.

Mr. Valencia has served as our director since February 2010 and was a director of Avianca from September 2007 to February 2010. Mr. Valencia holds a law degree from Universidad Pontificia Bolivariana in Medellín, Colombia. Mr. Valencia is currently the Executive President of Camara Colombiana de Informática y Telecomunicaciones (CCIT). Mr. Valencia was formerly general manager of Empresas Publicas de Medellín, Colombia’s Minister of Energy, Colombia’s ambassador to New Zealand, the Governor of Antioquia, the general manager of Licores de Antioquia, the Mayor of Medellín, Colombia’s Secretary of Education for the city of Medellín, the chairman of the board of Comfamiliar-Camacol, the chairman of the board of Universidad de Antioquia and member of the board of director of Anato, Ecopetrol, Isa and Isagen, among others.

Ms. Aparicio has served as our director since August 2013 and has been a director of Avianca since March 2010. Ms. Aparicio obtained a degree in economics from Universidad de los Andes in Bogotá. She is an independent consultant of multilateral organizations. She served as Executive Director of the Fondo de Garantías de Instituciones Financieras from July 2008 to March 2012, CEO and Country Head of Banco Santander Puerto Rico and Colombia, Monetary and International Vice President of Banco de la República, Representative of the Colombian Government to the World Bank, Head of Unidad de Inversiones Públicas del Departamento Nacional de Planeación, Economist in the Office Counselor related to coffee matters of the National Government in the Federación Nacional de Cafeteros.

Mr. Morales has served as our director since April 2012. Mr. Morales obtained a degree in public accounting from Javeriana University in Cali with a specialty in finance. He was the Chief Executive Officer of the CARVAJAL Group from 2007 to April 2013. He was a managing partner of Deloitte & Touche Colombia , President of the Board of Deloitte Latin America (Colombia), and managing partner, Central America and the Caribbean, Costa Rica & Panama at Deloitte & Touche (2001—2007). He has served as a member of the board of Propal, Assenda, Carpak, Integrar, Pensions y Cesantias Colpatria, Cali Chamber of Commerce, Andi, Ciamsa, Industrias Lehner, among others.

Executive Officers

We are managed by a board of directors and our executive officers. Our chief executive officer is appointed by our board of directors. The other executive officers are selected by the chief executive officer. The table below sets forth our executive officers:

Name	Position	Age	Nationality
Fabio Villegas Ramírez	Chief Executive Officer	58	Colombian
Gerardo Grajales López	Executive Vice-President and Chief Financial Officer	51	Colombian
Estuardo Ortiz	Executive Vice-President and Chief Operations Officer	43	Guatemalan
Elisa Murgas	General Secretary, Vice-President of Legal Affairs	59	Colombian
Eduardo Asmar	Vice-President of Corporate Planning	48	Colombian
Ivonne de León	Vice-President of Human Resources	43	Guatemalan

Mr. Villegas has served as our Chief Executive Officer since February 2010 and was Avianca’s Chief Executive Officer from March 2005 to February 2010. He has a degree in economics from Universidad Jorge Tadeo Lozano in Bogotá, a diploma in development planning from London University, and a master in science from the London School of Economics. Prior to his service at Avianca, Mr. Villegas worked as the president of ANIF, the Colombian National Association of Financial Institutions, from 2001 until 2005. He has also held several other positions in the public and private sectors, including as a managing director for both Deutsche Bank and the Rothschild Group in Bogotá, an advisor for Organización Luis Carlos Sarmiento Angulo, as the Colombian ambassador before the Organization of American States (Organización de los Estados Americanos), or OAS, Colombian Minister of State and Secretary General of the Colombian Presidency.

Mr. Grajales has served as our Executive Vice-President and Chief Financial Officer since February 2010 and was Avianca’s Chief Financial Officer from May 2002 to February 2010. He has a B.S. in business administration from Universidad ICESI in Cali and an M.S. in finance from Baltimore University. Prior to his service with us, Mr. Grajales was the treasurer of Gillette Colombia from 1991 to 1995. He joined Baxter Pharmaceutical as the chief financial officer in 1995 and acted also as that company’s marketing director for the Andean countries of Ecuador, Peru and Venezuela. In 1998, he entered the electric power industry in Colombia acting as the chief financial officer for three power distribution companies owned by Houston Power and Light in Colombia and subsequently acted as chief executive officer for two thermal power plants located near Cartagena, Colombia operated by AES Corp.

Mr. Ortiz has served as our Executive Vice-President and Chief Operations Officer since February 2010 and was Taca’s Executive Vice President and Chief Operating Officer from January 2009 to February 2010. Prior to 2009, Mr. Ortiz served as the Vice-President of Commercial Operations at Taca from 2006 to 2008 and as Vice-President of Sales at Taca from 2005 to 2006. He previously developed a successful international career for 11 years in Philip Morris International and Kraft Foods, serving in a variety of roles in Sales, Marketing and General Management; including Country Manager El Salvador, Business Unit Director Caribbean and Director Sales Strategy for Latin America & Canada. He has a degree in chemical engineering from the Universidad Rafael Landivar in Guatemala and an MBA from the Universidad Francisco Marroquin in Guatemala. He has completed executive programs at Kellogg School of Management, Darden School of Business and Harvard Business School.

Ms. Murgas has served as our General Secretary and Vice-President of Legal Affairs and has been working with Avianca since October 1986. She holds a degree in law and political science from the Universidad Santo Tomás and a master’s degree in commercial law from the Pontificia Universidad Javeriana. Prior to her service at Avianca, Ms. Murgas was a lawyer at the Colombian Welfare and Protection Ministry, where she had different positions, including as a lawyer for the General Division of Labor Matters.

Mr. Asmar has served as our Vice-President of Corporate Planning since August 2010. He has a degree in systems engineering from the Universidad de Los Andes in Bogotá. Mr. Asmar served as our Vice-President of Planning from November 2005 to August 2010. From 2002 until 2005, Mr. Asmar served as our Director of Network Planning, after having served from 1995 until 2002 as our Chief of Network Planning.

Ms. de León has served as our Vice President, Human Resources since February 2010 and was Taca’s Vice-President of Human Resources from 2005 to February 2010. Ms. de Leon received her Bachelor of Science in economics and Master of Science in re-engineering and insurance technologies from the Universidad Francisco Marroquin in Guatemala and her specialization in management of human resources strategy from the Andersen School of Business of the U.C.L.A. From January 1999 to January 2005, Ms. de Leon served as our Organizational Development Director.

The business address for all of our directors and senior management is c/o Avianca, Avenida Calle 26, No. 59—15, Centro Administrativo, 10th Floor, Bogotá, Colombia.

Corporate Governance

As a foreign private issuer, we are subject to different corporate governance requirements than a U.S. company with shares listed on the NYSE under the NYSE listing standards. With certain exceptions, foreign private issuers are permitted to follow home country practice standards.

We are registered in the Colombian National Registry of Securities and Issuers, and therefore we are required to comply with Colombian corporate governance practices for Colombian registered companies. Because we are not subject to Panamanian securities laws as we have not offered any securities in Panama and because general corporate law in Panama does not impose any meaningful restrictions on our corporate governance, a comparison to Panamanian corporate governance practices is not applicable. Additionally, we have adopted a set of additional corporate governance guidelines as contemplated by the Sarbanes-Oxley Act of 2002 and by our bylaws, which include the establishment of:

•	principles and duties relating to the conduct of our management, including as with respect to confidentiality and conflicts of interest;

•	internal accounting controls systems;

•	an audit committee composed of the three independent members of our board of directors; and

•	a code of business conduct and ethics.

The following is a comparison between our corporate governance policies and those of the NYSE listing standards.

NYSE Standards	Our Corporate Governance Practices
Director Independence. A majority of board of directors must be independent, except in the case of a “controlled” foreign private issuer. §303A.01 of the NYSE Listed Company Manual	Our corporate governance standards provide that the board of directors must be composed of eleven directors, and that the majority of such full-time directors must be independent, provided that an additional independent director may be appointed (i) if required by applicable laws, or (ii) if the majority of our independent directors believes that such appointment is necessary for the protection of the rights and interests of a significant shareholder or group of shareholders. The criteria for determining independence under our corporate governance standards has been defined in accordance with NYSE rules.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03 of the NYSE Listed Company Manual	Under our bylaws and applicable laws non-management directors are not required to meet in executive sessions without management.

Audit committee. An audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act. §303A.06 of the NYSE Listed Company Manual	We believe we are in compliance with Rule 10A-3 under the Exchange Act.

Audit committee additional requirements. §303A.07 of the NYSE Listed Company Manual requires that an audit committee must consist of at least three members, each of whom are financially literate and at least one of whom is a financial expert, and that the audit committee have a written charter outlining the committee’s responsibilities.	Our audit committee consists of three members, all of whom are independent and financially literate and one of whom is a financial expert. Our audit committee has a written charter.

Nominating/corporate governance committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04 of the NYSE Listed Company Manual	We do not have a nominating/corporate governance committee. Our board of directors has the power to establish such a committee in the future on the terms that it deems fit.

NYSE Standards	Our Corporate Governance Practices
Compensation committee. A compensation committee of independent directors is required. The committee must approve executive officer compensation and must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05 of the NYSE Listed Company Manual	We have a Human Talent and Compensation Committee (Comité de Talento Humano y Compensación). See “Committees of the Board of Directors—Description of Other Committees—Human Talent and Compensation Committee.” However, this committee is not composed entirely of independent directors.

Code of Ethics. A code of business conduct and ethics are required, as is disclosure of any waiver for directors or executive officers. §303A.10 of the NYSE Listed Company Manual	We have adopted a code of business conduct and ethics, as contemplated by the NYSE. Our board of directors has the obligation to verify compliance with the provisions of such code.

Committees of the Board of Directors

The following is a brief description of certain of the committees of our board of directors.

Audit Committee

Our audit committee consists of Mr. Oscar Dario Morales, Mr. Isaac Yanovich, Ms. Monica Aparicio Smith and Mr. Juan Guillermo Serna. All of the members of our Audit Committee are independent.

The audit committee provides assistance to our board of directors in monitoring the quality, reliability and integrity of our accounting policies and consolidated financial statements, overseeing our compliance with legal and regulatory requirements and reviewing the independence, qualifications and performance of our internal and independent auditors. The audit committee is also responsible for:

•	the appointment, compensation, and oversight of our internal auditor;

•	reviewing and approving the audit annual plan presented by our internal auditor;

•

reviewing, on an annual basis, a report by the internal auditor describing the our internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, and all relationships between us and the internal auditor;

•	discussing the annual audited and quarterly unaudited consolidated financial statements with management and the independent auditor;

•	assessing the performance of our internal auditor,

•

reporting to the board of directors with respect to (i) the quality and sufficiency of our consolidated financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the performance and independence of our external auditor, and (iv) the performance of the internal auditor;

•	reviewing and discussing material related party transactions to address potential conflicts of interest;

•	meeting periodically with the independent auditor, internal auditors and management;

•	together with the independent auditor, reviewing any difficulty encountered by the internal audit team during the audit process;

•	establishing policies regarding our hiring of employees or former employees of the independent auditor;

•	annually reviewing and reassessing the adequacy of audit committee’s written charter and recommending any proposed changes to the board of directors;

•	conducting an annual performance review and evaluation of the audit committee; and,

•	handling other matters that are specifically delegated to the audit committee by the board of directors from time to time.

Compensation Committee

Our compensation and human resource committee consists of Mr. Roberto Kriete, Mr. Ramiro Valencia Cossio, Mr. Marco Baldocchi and Mr. José Efromovich. Our compensation committee provides assistance to our board of directors with respect to the compensation of our directors, executive officers and employees. Our compensation committee recommends to our board of directors the basic compensation policies that it believes should be undertaken by us with respect to our executive officers and employees and also recommends the objectives that should be taken into account in connection with the compensation of our directors and executives officers.

Financial Committee

Our financial committee consists of Mr. Germán Efromovich, Mr. Juan Guillermo Serna and Mr. Alvaro Jaramillo. This committee is responsible for setting our financial and risk management policies. Our financial committee is also empowered to provide recommendations to our board of directors with respect to our capital structure.

Compensation

In 2012, we paid approximately $4.5 million in aggregate cash compensation to our executive officers. In addition, in 2012 we paid approximately $0.3 million in aggregate to our board members for their service on our board and they and their spouses were entitled to travel free on our domestic and international flights. We have not set aside any funds for future payments to executive officers or directors.

After this offering, we intend to continue to compensate non-management directors for their service on our board. We currently expect to pay each such director $12,000 per year plus expenses incurred to attend our board of directors meetings. In addition, members of committees of the board of directors will receive $1,000 for each committee meeting. All of the members of our board of directors and their spouses will also be entitled to travel free on our domestic and international flights each year.

We had accrued pension benefits and employee benefits of $318.7 million, $458.1 million, $384.8 million and $362.7 million as of June 30, 2013, December 31, 2012, 2011 and January 1, 2011, respectively.

Compensation Plan

On March 15, 2012, we adopted an executive compensation plan linked to the trading price of our preferred shares listed in the Colombian Stock Exchange, or the Compensation Plan, for the benefit of the members of our board of directors, our Chief Executive Officer, our Chief Financial Officer, our Executive Vice-President and Chief Operations Officer and our General Secretary, Vice-President of Legal Affairs as well as for the benefit of certain Vice Presidents and Division Directors of Avianca, Taca International, Taca Costa Rica, Transamerican Airlines, Tampa Cargo, LACSA, Aerogal and Technical and Training Services, or the Beneficiaries. Payments due to the Beneficiaries under the Compensation Plan will be effected by an autonomous trust managed by Fiduciaria Bogotá, a Colombian trust company (sociedad fiduciaria).

We have distributed among the Beneficiaries 18,026,058 bonus trust units that are equivalent to 2% of the outstanding capital stock of Avianca Holdings as of December 31, 2012 (including common shares and preferred shares) and have an aggregate value of $4.0 million. One bonus trust unit is equivalent to one preferred share listed in the Colombian Stock Exchange. In the case that the holder redeems its bonus trust units, settlement will be in cash and no delivery of preferred shares to the bonus units holder will be made.

Bonus units have been distributed among the Beneficiaries in accordance with the following percentages:

Beneficiaries	Percentage
Our board members (11 beneficiaries)	5.00%
Executive Vice-President and Chief Executive Officer	4.30%
Chief Financial Officer	2.03%
Executive Vice-President and Chief Operations Officer	2.03%
Vice Presidents (20 beneficiaries)	20.94%
Division Directors (100 beneficiaries)	55.70%
Future officers reserve	10.00%

Total	100.00%

The Compensation Plan has a four-year term, starting as of March 15, 2012 and ending on March 15, 2016. The Compensation Plan includes four accreditation dates (March 15, 2013, March 15, 2014, March 15, 2015 and March 15, 2016) on which the Beneficiaries are given the right to redeem its bonus trust units. At each accreditation date, the Beneficiaries will have a five-year term to redeem 25% of their respective bonus units.

Accreditation Dates	Redemption period
March 15, 2013	From March 16, 2013 until March 15, 2018
March 15, 2014	From March 16, 2014 until March 15, 2019
March 15, 2015	From March 16, 2015 until March 15, 2020
March 15, 2016	From March 16, 2016 until March 15, 2021

The redemption value of each trust bonus unit is calculated as the result of the positive difference between (i) the average market quotation of the preferred shares for the preceding 30 days to each redemption date, as published by the Colombian Stock Exchange and (ii) the initial subscription price of the preferred shares (COP 5,000) minus certain deductions and operational expenses of the trust. Beneficiaries will only be entitled to redeem bonus trust units in case the average market quotation referred above is superior to the preferred shares subscription price. Upon completion of this offering, we intend to reduce the COP 5,000 benchmark price referred to in clause (ii) above to a price equal to the implied price per share of preferred stock evidenced by the ADSs sold in this offering. If the ADSs are sold at a price of US$18.50 (the midpoint of the price range set forth on the cover page of this prospectus), this benchmark price would be reduced from COP 5,000 to approximately COP 4,461, based on an exchange rate of COP 1,929 = US$1.00. See Note 22 to our audited consolidated financial statements for a description of the fair-value determination of these share-based payments. As of June 30, 2013, none of the bonus trust units have been redeemed.

PRINCIPAL AND SELLING SHAREHOLDERS

Beneficial Ownership of our Capital Stock

The following table sets forth information relating to the beneficial ownership of our capital stock as of September 30, 2013 and as adjusted to give effect to this offering. Synergy Aerospace Corp. is offering 880,421 ADSs (7,043,368 preferred shares), Kingsland Holdings Limited is offering 13,102,176 ADSs (34,817,411 preferred shares and 69,999,997 common shares converted into preferred shares), Inter Allied Holdings Two Corp is offering 401,968 ADSs (415,744 preferred shares and 2,800,000 common shares converted into preferred shares) and Mr. Ratti is offering 350,345 ADSs (2,760 preferred shares and 2,800,000 common shares converted into preferred shares). If the underwriters’ over-allotment is exercised in full, Kingsland will offer an additional 4,085,236 ADSs (32,681,888 common shares converted into preferred shares).

	Capital stock owned prior to this Offering						After Offering (assuming no exercise of underwriters’ over-allotment option)				After Offering (assuming full exercise of underwriters’ over-allotment option)
	Common Shares		%	Preferred Shares		%	Common Shares	%	Preferred Shares	%	Common Shares	%	Preferred Shares	%
Synergy Aerospace Corp(1)	521,000,000		70.3%	7,043,373		4.4%	521,000,000	78.3%	5	0.0%	521,000,000	82.3%	5	0.0%
Kingsland Holdings Limited(2)	214,800,000		29.0%	34,817,411		21.8%	144,800,003	21.7%	—	—	112,118,115	17.7%	—	—
Inter Allied Holdings Two Corp.	2,800,000	(3)	0.4%	415,744		0.3%	—	—	—	—	—	—	—	—
Mr. A. Daniel Ratti	2,800,000		0.4%	2,764		0.0%	—	—	4	0.0%	—	—	4	0.0%
Directors and officers	—		—	28,989		0.0%	—	—	28,989	0.0%	—	—	28,989	0.0%
Other.	—		—	117,599,639	(3)	73.5%	—	—	335,478,919	100.0%	—	—	368,160,807	100.0%
Total.	741,400,000		100.0%	159,907,920	(3)	100.0%	665,800,003	100.0%	335,507,917	100.0%	633,118,115	100.0%	368,189,805	100.0%

(1)	A company registered according to the laws of the Republic of Panama, 100% property of the Synergy Group Corp. a company also constituted in Panama. Approximately 19.0% of Synergy Aerospace Corp.’s common shares of us are pledged to Citibank N.A. and its affiliate as loan collateral. See “—Share Pledge” and the commercial pledge agreement that is filed as Exhibit 4.4 to the registration statement of which this prospectus is a part. Mr. Germán Efromovich and Mr. José Efromovich have dispositive voting power of Synergy’s shares.
(2)	Special purpose company incorporated according to the laws of the Bahamas, 100% indirect property of Atlantis Trust. Mr. Roberto Kriete and his family have dispositive voting power of Kingsland’s shares.
(3)	Including 4,320,632 preferred shares purchased and held by us.

As reflected in the chart above, our principal shareholders are Synergy Aerospace Corp., or Synergy, and Kingsland Holdings Limited, or Kingsland, which together own approximately 86.3% of our capital stock. Following this offering and the related conversion of common shares into preferred shares by our principal selling shareholders, approximately 33.5% of our outstanding capital stock will be represented by our preferred shares, including the preferred shares represented by the ADSs being offered hereby, and approximately 78.3% and 21.7% of our common shares will be held by Synergy and Kingsland, respectively (if the underwriters’ over-allotment option is not exercised), or approximately 82.3% and 17.7%, respectively (if the underwriters exercise their over-allotment option in full).

In May 2011, Synergy and Kingsland converted 15,000,000 and 42,600,000 common shares, respectively, into preferred shares in connection with the initial public offering of our preferred shares in Colombia.

Synergy and its control persons own controlling interests in a number of other businesses, including OceanAir, a Brazilian airline, with which we have significant business transactions and agreements. For further information regarding our relationship with Ocean Air, see “Certain Relationships and Related Party Transactions.” Mr. Germán Efromovich and his brother Mr. José Efromovich are the ultimate beneficial owners of Synergy.

Kingsland Holdings Limited is a special purpose Bahamian company organized for the purpose to hold our shares for the benefit of certain members of the Kriete family.

As of August 31, 2013, there were no record holders of our common shares in the United States and 21 record holders of our preferred shares are domiciled in the United States, holding less than 0.1% of our issued and outstanding preferred shares.

Selling Shareholders

Synergy Aerospace Corp., Kingsland Holdings Limited, Inter Allied Holdings Two Corp. and A. Daniel Ratti are the selling shareholders. The address of Synergy is c/o Synergy Group Corp., Prof. Heloísa Carneiro, 21, CEP 04630-050 - São Paulo – SP. The address of Kingsland is c/o The Winterbotham Trust Company Limited, Winterbotham Place, Marlborough and Queen Streets, Nassau, Commonwealth of the Bahamas. Synergy and Kingsland are our controlling shareholders. The address of Inter Allied Holdings Two Corp. is Edificio AFRA, Piso 10, Avenida Samuel Lewis and Calle 54, Panama, Republic of Panama. Inter Allied Holdings Two Corp. is beneficially owned by Joaquin Palomo, our former director. The address of Mr. Ratti is Av. Aurelio Miro Quesada 136, Apt. 1701, San Isidro, Lima, Peru. Mr. Ratti is our former employee.

Joint Action Agreement with Synergy and Kingsland

We and our controlling shareholders, Synergy and Kingsland, are parties to the Joint Action Agreement that becomes effective upon the consummation of this offering and gives Synergy and Kingsland veto power over certain strategic and operating transactions. See “Risk Factors—Risks Relating to the ADSs and our Preferred Shares—Our two principal shareholders have veto power over certain strategic and operating transactions, and their interests may differ significantly from the interests of other shareholders” and “Certain Relationships and Related Party Transactions—Joint Action Agreement.”

Share Pledge

In a commercial pledge agreement Synergy pledged approximately 50.0 million of our common shares owned by it to secure a loan granted by Citibank, N.A. to an affiliate of Synergy. The commercial pledge agreement is filed as Exhibit 4.4 to the registration statement of which this prospectus forms a part. In addition, Synergy pledged approximately 39.2 million of our common shares owned by it to an affiliate of Citibank, N.A. to serve as loan collateral in connection with credit lines extended to entities controlled by Synergy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with “related parties” (within the meaning of the SEC rules). Unless otherwise indicated below, such transactions are conducted on an arm’s-length basis in the ordinary course of business, on terms that would apply to transactions with third parties.

Termination of Avianca’s option to acquire OceanAir and resulting debt owing to Avianca and subsidiaries.

On January 1, 2009, our subsidiary Avianca entered into an agreement, or the Option Agreement, with Germán Efromovich, José Efromovich and SpSYn Participações S.A., or SpSYn, the shareholders of OceanAir Linhas Aereas S.A., or OceanAir. Synergy Group Corp., or Synergy Group, guaranteed the obligations of OceanAir and of its shareholders under the Option Agreement. Synergy Group is beneficially owned by Germán and José Efromovich and José Efromovich controls SpSYn. Under the Option Agreement, Avianca received an option to acquire all the outstanding shares of OceanAir and in exchange was obligated to provide the working capital required by OceanAir during the term of the Option Agreement in the form of loans, advances or capital contributions. The option exercise price was equal to the outstanding balance of the debt of OceanAir, its shareholders and their affiliates with Avianca and its subsidiaries at the exercise date of the option.

The Option Agreement provided that if Avianca did not exercise its option to acquire the shares of OceanAir during the term of the Option Agreement, Avianca would no longer have any obligation to provide working capital to OceanAir, and OceanAir would be obligated to repay all its debts owing to Avianca and its subsidiaries. This debt included debt arising out of the lease of certain aircraft leases to OceanAir by Aviation Leasing Services Investments S.A., a subsidiary of Avianca, and additional debt incurred by OceanAir as a result of Avianca’s obligation to provide working capital under the Option Agreement.

The initial one-year term of the Option Agreement was extended twice and expired on June 30, 2010. On December 30, 2010 the parties to the Option Agreement entered into an agreement to restructure the payment obligations to Avianca and its subsidiaries that became due and payable upon expiration of the Option Agreement. Pursuant to this restructuring agreement, SpSYn assumed OceanAir’s obligation to repay the full amount of its debt owing to Avianca and its subsidiaries (approximately $60,717,314.83) as follows: $5,000,000 upon signing of the termination agreement, $12,000,000 on December 31, 2011, $18,000,000 on December 31, 2012 and $25,717,314.83 on December 31, 2013. The unpaid amount of such debt bore interest at a rate of three-month LIBOR plus 5.50%. Synergy Group, Germán Efromovich and José Efromovich each guaranteed SpSYn’s obligation to repay such debt. This payment schedule was amended initially on December 30, 2011 and again on February 28, 2012 so that the debt was payable as follows: $6,597,968.01 on March 30, 2012, $10,609,778.91 on December 31, 2012, $15,865,549.02 on December 31, 2013 and $22,644,018.88 on December 31, 2014.

The $6,597,968.01 payment due on March 30, 2012 was paid on such date. On February 28, 2012, Avianca executed an agreement to purchase from Synergy Group a 63.9% share of a real estate property in Bogotá, Colombia, which both parties had acquired jointly in 2007 (Synergy Group 63.9% and Avianca 34.1%). Avianca agreed to offset the COP 12,665,812,434 purchase price of the 63.9% share (approximately $7.2 million) against the outstanding balance of the debt of SpSYn under the termination agreement. The balance of the $10,609,778.91 payment due on December 31, 2012 was paid on such date. The transfer of the 63.9% share on the real estate property to Avianca is currently expected to happen on December 4, 2013. We are currently evaluating the sale of this property.

As of June 30, 2013, the total and past due balances of the debt owing by SpSYn to Avianca and its subsidiaries under the termination agreement were $39.2 million and $0.9 million, respectively. Pursuant to an agreement entered into in July 2013, Synergy has committed to pay these past due amounts.

Licensing of Avianca name to OceanAir

In December 2009, we entered into an agreement with OceanAir pursuant to which OceanAir uses our Avianca trademark in its operations. We believe that by using Avianca’s tradename in Brazil, OceanAir increases our commercial presence in Brazil. In addition, since December 5, 2005, we have licensed Avianca’s Cóndor trademark to OceanAir for use throughout Brazil. This trademark arrangement may be terminated by either party on 60 days’ notice, upon breach by either party or by mutual consent.

Lease and sublease of aircraft to OceanAir

As of June 30, 2013, we leased five Fokker-100s to OceanAir through several trusts administered by Wilmington Trust Company, of which our subsidiary, Aviation Leasing Services Investments S.A., or ALS, is the beneficial owner. Each lease is scheduled to expire in October 15, 2013, and OceanAir is required to make lease payments $56,000 per month for each aircraft.

In addition, as of June 30, 2013, we leased two Airbus 319s and subleased one Airbus 319 to OceanAir. The leases and subleases are scheduled to expire on April 7, 2016, May 4, 2022 and July 2, 2020. OceanAir is required to make lease payments of $363,893, $327,000 and $339,000 per month for the three aircraft. In the event that OceanAir does not pay us the amounts per month described above, we remain liable for such payments to the lessor, as we are the primary obligor on each such lease.

Passenger sales agency and code sharing agreements with OceanAir

Since September 1, 2012, Ocean Air Lihnas Aereas S.A. has been acting as a general sales agent for passenger transportation services for Avianca, Taca Peru and LACSA in Brazil. Under an agreement we have entered into with OceanAir, OceanAir has the capacity to promote and sell services of those companies and act as their representative for commercial purposes. OceanAir is paid a commission equivalent to 1.6% of the net flown revenue for each such company and has a minimum guaranteed payment, as of 2012, of approximately $2.8 million to cover its expenses. The are other ancillary services related to legal representation and management of passengers claims. OceanAir has been acting as general sales agent for passenger transportation services for Avianca since 2005. We believe the services provided under these agreements and the compensation therefor are consistent with market practices in all material respects. This agreement may be terminated by either party at any time on 60 days’ notice.

Under an agreement effective March 15, 2010, our subsidiary Avianca Inc. acts as promotion and sales agent for passenger and cargo transportation services and as sales and purchase agent for aeronautical materials and services for OceanAir in the United States and Canada. Avianca Inc. is paid a commission of 1% of net sales made by travel agencies, OceanAir’s web portal and Avianca Inc.’s ticket offices in the United States and Canada. In addition, Avianca Inc. is paid a fee equal to 3% of the operational and administrative expenses it incurs in performing its services as sales and purchase agent. This agreement automatically renews annually unless either party gives notice of termination 60 days in advance of the termination date.

We also have several code share agreements with OceanAir pursuant to which we may sell seats on OceanAir’s São Paulo-Rio de Janeiro flights.

Handling agreement with OceanAir

Our subsidiary, Avianca Inc., also acts as OceanAir’s agent for handling aeronautical equipment, such as spare parts, within the United States, and for final delivery thereof to Brazil under an agency agreement effective as of April 2, 2007. We believe the services provided under this agreement and the compensation therefor are consistent with market practices in all material respects.

Other arrangements with OceanAir

We also have airport services agreements with OceanAir to support check in and dispatch of passengers at the different airports where Avianca, Taca Peru and LACSA operate.

Arrangements with affiliated service providers

We pay certain of our affiliates for services related to maintenance, cargo and courier services, hotel accommodation services, personnel ground transportation and other services. Empresariales S.A.S., an affiliate of Synergy, provides ground transportation for our crew and other employees. Transportadora del Meta S.A.S., an affiliate of Synergy, provides ground cargo and courier services in connection with our cargo and courier business. Corporación Hotelera Internacional, S.A., an entity controlled by a foundation created by Germán Efromovich, provides hotel accommodation services for our crew and other employees. Aeromantenimiento S.A., an affiliate of Kingsland, provides us with maintenance services related to our fleet. All of these arrangements were entered into on an arms’ length basis and were approved by a majority of our independent directors.

During the six months ended June 30, 2013, our total expenses related to services provided by these affiliates was $12.7 million.

Joint Action Agreement

We are a party to a Joint Action Agreement with Synergy and Kingsland, which will become effective upon the consummation of this offering. The Joint Action Agreement provides Synergy and Kingsland each with the right to nominate a number of directors in proportion to their respective holdings of our common shares and obligates us to take the necessary actions to give effect to the provisions of the Joint Action Agreement. The Joint Action Agreement also provides that a majority of our directors will be independent under the rules and regulations of the NYSE.

Our operations are controlled by our management under the direction and supervision of our board of directors, however the Joint Action Agreement gives Synergy and Kingsland veto power over certain strategic and operating transactions including, among others:

•	mergers and consolidations;

•	certain acquisitions or investments in excess of $30 million in any single instance and $75 million in the aggregate during any fiscal year, except as already contemplated in our annual budget;

•	our business plan and annual budget;

•	capital expenditures in excess of $120 million, except as already contemplated in our annual budget;

•	changes to our charter and bylaws or other similar document;

•	issuance of voting stock; and

•	related party transactions.

In the event that Kingsland exercises any of its veto rights above, Synergy has the option to deliver a buyout notice with respect to 100 million of our common shares held by Kingsland, or if Kingsland owns less than 100 million common shares, all such common shares, or the Buyout Shares. After the issuance of a buyout notice, Kingsland and Synergy will attempt to come to a mutual agreement regarding the matter with respect to which Kingsland exercised its veto. If all necessary Board and stockholder approvals are obtained and the matter is not resolved prior to the later of the 21st day after of the issuance of the buyout notice or the third business day after the Board or stockholder approval, or the Buyout Determination Date, Synergy may purchase the Buyout Shares at a price per share equal to the weighted average price per preferred share (as derived from the price per ADS) during the 60 trading days immediately prior to the date on which Kingsland exercised its veto plus a premium. Synergy also has the option to withdraw the buyout notice within 120 days following delivery by

Synergy to Kingsland of the buyout notice, and if Synergy fails to purchase the Buyout Shares within 180 days following delivery by Synergy to Kingsland of the buyout notice, Synergy will be obligated to pay Kingsland 10% of the fair value of the Buyout Shares. If Synergy purchases the Buyout Shares, Kingsland’s veto is deemed withdrawn, we may consummate the matter, and Kingsland will lose its veto rights under the Joint Action Agreement.

In addition, under the Joint Action Agreement, certain transactions require the approval of a majority of the independent directors before being submitted to the full board for approval, including:

•	commencement and/or settlement of litigation in excess of $5 million;

•	commencement of any bankruptcy or insolvency proceeding and/or dissolving or liquidating or agreeing to dissolve or liquidate;

•	certain incurrences of indebtedness;

•	adoption or amending of any equity incentive plan;

•	execution of certain material or long-term contracts and licenses;

•	modification of our dividend policy; and

•	other potentially significant strategic and operational actions affecting us.

In the event that Synergy sells to a buyer substantially all of its airline assets or undergoes a change of control, Kingsland will have the option, upon written notice, to require such buyer (and if such buyer fails to do so, Synergy) to purchase our shares from Kingsland.

In the event that the Chief Executive Officer or Chief Financial Officer position becomes vacant, a search firm (in the case of a Chief Executive Officer vacancy) or the Chief Executive Officer (in the case of a Chief Financial Officer vacancy) will put together a slate of candidates, and each of Kingsland and Synergy will have the right to veto up to one-third of such candidates before the remaining candidates are presented to the board of directors for approval and appointment.

Kingsland’s veto rights will partially terminate when Synergy owns more than four times the amount of our common shares as Kingsland and Kingsland owns less than 16.5% of our common shares. Kingsland’s and Synergy’s veto rights and their rights to nominate directors will terminate when Synergy owns more than five and one half times the amount of our common shares as Kingsland. The Joint Action Agreement will also terminate if Kingsland undergoes a change in control or when Kingsland owns less than 3% of our common shares, but if the agreement terminates because of a decrease in Kingsland’s common share ownership percentage Kingsland will continue to have the right to nominate Roberto Kriete as our director so long as it owns at least 1% of our common shares. The Joint Action Agreement can be terminated upon agreement by its parties.

Amendment to our articles of incorporation (Pacto Social)

Upon the consummation of this offering, our articles of incorporation (Pacto Social) will be amended to reflect the replacement of the Shareholders’ Agreement with the Joint Action Agreement.

Registration Rights Agreement

We, Synergy and Kingsland are party to a registration rights agreement, which shall be amended effective upon the consummation of this offering, pursuant to which Synergy and Kingsland have certain registration rights, including the ability to require us to register their common shares, preferred shares or ADSs in a registered public offering (subject to certain restrictions and limitations). In connection with this offering, each of Synergy and Kingsland will agree with the underwriters to a lock-up period of 180 days. In addition, under the registration rights agreement, Synergy has agreed, for the benefit of Kingsland, not to sell or otherwise dispose of its common shares or preferred shares during the 360-day period beginning with the date of this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock and a brief summary of certain significant provisions of our articles of incorporation (Pacto Social). This description is not complete, and we qualify this description by referring to our by-laws, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

General

Our articles of incorporation authorize us to issue 4,000,000,000 shares of capital stock, par value of $0.125 per share, which may be divided into common shares and shares with preferred dividend and limited voting rights, or our preferred shares.

As of June 30, 2013, we had 741,400,000 common shares and 159,907,920 preferred shares outstanding (including 4,320,632 preferred shares purchased and held by us). Subject to certain exceptions, the number of preferred shares cannot exceed the number of common shares. If at any time preferred shares represent more than 75% of our capital stock, preferred shares may be issued upon the affirmative vote of holders of at least 70% of the outstanding common shares and holders of at least 70% of the outstanding preferred shares. Common shares may be freely converted into preferred shares upon the declaration of effectiveness of a registration statement associated with an ADR program of our preferred shares, provided that there shall be a minimum of 5 common shares at all times.

Preferred Shares

Our preferred shares are currently registered in the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) kept by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia) and trade on the Colombian Stock Exchange. Pursuant to article 6.15.1.1.2 of Decree 2555 of 2010 issued by the Ministry of Credit and Public Finance of Colombia, or Decree 2555, subject to certain exceptions, all trades and sales of shares listed on the Colombian Stock Exchange must be made through the trading systems of the Colombian Stock Exchange. A holder of preferred shares must meet the requirements set forth by applicable Colombian regulations for the sale or transfer of the preferred shares to be a perfected interest and such sale or transfer must be properly registered in the Colombian centralized securities depository, or Deceval. Accordingly, any dispute that arises from the sale and purchase of preferred shares is subject to the Colombian laws and regulations and to the jurisdiction of Colombian courts.

The laws of Colombia govern any transfer or encumbrance of preferred shares except for matters that are governed by the laws of Panama or by our by-laws. Any claims brought against us by our shareholders shall be filed pursuant to the laws of Panama.

The holders of preferred shares are not entitled to receive notice of, attend to or vote at any general shareholder’s meeting of holders of common shares except as described in our articles of incorporation or under “—Shareholders’ Meetings.”

Rights

Each holder of preferred shares is entitled to, among other things:

•	a minimum preferential dividend of COP 50 per share. See “—Minimum Preferred Dividend”;

•	subject to certain conditions, together with the holders of common shares a pro rata portion of our distributable profits;

•	preferential reimbursement of its capital contributions once our other creditors are duly paid in the case of our dissolution or liquidation;

•	exercise of certain tag along rights. See “—Tag Along Rights”; and

•

Any other right granted by our by-laws to the holders of common shares, except for, subject to certain conditions: (i) pre-emptive rights of holders of common shares to subscribe capital stock different from preferred shares; (ii) the right to inspect our corporate books and records and (iii) right to participate and vote in a general shareholders meeting.

Minimum Preferred Dividend

Our articles of incorporation (Pacto Social) provide that holders of our preferred shares have a right to a minimum preferred dividend that will be paid on a preferential basis over the dividend corresponding to our common stock. If our annual distributable profits are sufficient to pay a dividend per share of at least COP 50 per share to all our holders of preferred and common shares, such profits will be paid equally with respect to our preferred and common shares. However, if our annual distributable profits are not sufficient to pay a dividend of at least COP 50 per share to holders of common shares and holders of preferred shares, a minimum preferred dividend of up to COP 50 per share will be distributed pro rata to the holders of preferred shares, and any excess above such minimum preferred dividend will be distributed solely to holders of common shares.

Dividends must be paid in one or more installments, within the twelve (12) months following the date in which the dividend payment terms and conditions are approved by the general shareholders meeting. Dividends are payable to the holders that are registered in the book-entry system of Deceval as of the ex-dividend date established pursuant to Colombian law. Dividends are payable in Colombian pesos and, when the dividends are approved in a currency different than Colombian pesos, dividends will be converted to Colombian pesos using the current market exchange rate (tasa representativa del mercado), or TRM, in force in the previous business day in which payment must be made. All dividend payments of preferred shares shall be made through Deceval. Dividends paid to the holders of ADSs will be converted into U.S. dollars by the depositary. See “Description of the American Depositary Shares—Dividends and Other Distributions—How will ADS holders receive dividends and other distributions on the shares?”

To the extent permitted by applicable law, our articles of incorporation and Deceval’s internal systems, we may either pay dividends outside Colombia to shareholders who are non-Colombian residents or, if possible, transfer the funds corresponding to the non-Colombian resident shareholders to an account held by Deceval outside Colombia. Thereafter, Deceval, on our behalf, will pay the dividends to the non-Colombian resident shareholders outside Colombia. In any case, payments of dividends will be conducted in accordance with foreign exchange regulations.

A majority of our shareholders may, in their sole discretion and for any reason, amend or discontinue the dividend policy.

Liquidation Preference

Upon liquidation, each holder of preferred shares, and consequently ADSs, will be entitled to a preferential reimbursement of its capital contribution (aporte) out of the surplus assets available for distribution to shareholders. This reimbursement, if any, is payable in Colombian pesos before any distribution or payment may be made to holders of common shares. Amounts in Colombian pesos will be converted by the depositary into U.S. dollars and paid to the holders of ADSs, net of fees, expenses and any taxes. If, upon any liquidation, assets that are available for distribution among the holders of preferred shares and ADSs (in liquidation) are insufficient to pay in full their respective liquidation preferences, such assets will be distributed among those holders pro rata.

Limited Voting Rights

Each holder of preferred shares is entitled to vote at a general shareholders’ meeting only in connection with the following matters, subject to certain conditions:

•	our anticipated dissolution, merger or transformation or change of our corporate purpose;

•	the suspension or cancellation of the registration of preferred shares at the Colombian Stock Exchange; and

•	determination by the Colombian Financial Superintendency that there have been concealed or diverted benefits that decreased our distributable profits.

Also, each holder of preferred shares shall be entitled to one vote on all matters submitted to a vote at a general shareholders’ meeting when the holders of preferred shares represent more than 75% of our capital stock.

Tag Along Rights

Holders of preferred shares are entitled to participate in any sale or transfer of common shares if Kingsland or Synergy sell or transfer a number of common shares, or the Shares Transfer, that would result in a change of control with respect to us, or the Tag Along Right. The Tag Along Right does not apply for sales or share transfers between Kingsland and Synergy and/or their respective affiliates.

If Kingsland or Synergy plans to enter into a Shares Transfer that would result in a change of control, such holder of common shares must send a written notification to our legal representative and a description of the main conditions of the Shares Transfer. Within five business days of receipt of the written notification, our legal representative shall publish the main conditions of the Share Transfer in a Colombian recognized newspaper and on the websites of the Colombian Financial Superintendency and Colombian Stock Exchange.

Any Tag Along Right provided herein does not oblige us, the holders of common shares or the buying third party to launch special transactions in the Colombian Stock Exchange.

Common Shares

Each holder of common shares is entitled to, among other things, (i) one vote on all matters submitted to a vote at a general shareholders’ meeting; (ii) share equally in dividends from sources legally available therefor as declared at our annual shareholders’ meeting; (iii) convert its common shares into preferred shares; (iv) freely inspect the corporate books and records; and (v) any rights set forth in our articles of incorporation or Panamanian law.

Each holder of common shares is entitled to vote on all matters submitted to a vote at a general shareholders’ meeting, including in connection with the following matters:

•	any proposed amendment to our articles of incorporation;

•	the issuance of common or preferred shares; and

•	the sale, transfer or disposition of all or substantially all of our assets.

Shareholders’ Meetings

General shareholders’ meetings may be ordinary or extraordinary. Ordinary meetings occur at least once a year during the first three months following the end of the prior fiscal year. Extraordinary meetings may take place when duly summoned for a specified purpose or purposes.

At ordinary annual meetings of shareholders, the board of directors is elected and our annual consolidated financial statements, audit and management reports and any other issues required by applicable law or our by-laws are approved. Extraordinary meetings may be summoned by the chairman of our board of directors when deemed appropriate, or by our chief executive officer or by our auditors, or whenever a meeting is requested by shareholders representing at least 20% of holders of our common shares.

A notice of an extraordinary general shareholders’ meeting, listing the matters to be addressed at such meeting, must be published in a newspaper of wide circulation in Colombia, at least five business days prior to the meeting.

For both ordinary and extraordinary general shareholders’ meetings to be convened, a quorum represented by the presence of a plurality of shareholders representing at least 50% (plus one share) entitled to vote at the relevant meeting is required.

General shareholders meetings related to (i) any amendment that would impair the rights of the holders of preferred shares; (ii) the conversion of preferred shares into common shares; or (iii) the number of preferred shares would exceeding the number of common shares, require the presence of the holders of at least 70% of the outstanding preferred shares.

Each holder of preferred shares is entitled to vote at a general shareholders’ meeting only in connection with the following matters, subject to certain conditions: (i) our anticipated dissolution, merger or transformation or change of our corporate purpose; (ii) the suspension or cancellation of the registration of preferred shares at the Colombian Stock Exchange; and (iii) determination by the Colombian Financial Superintendency that there have been concealed or diverted benefits that decreased our distributable profits. Also, each holder of preferred shares shall be entitled to one vote on all matters submitted to a vote at a general shareholders’ meeting when the holders of preferred shares represent more than 75% of our capital stock.

In the case of any shareholders’ meeting to consider any of the significant corporate events above in respect of which holders of preferred shares may vote, notice of the shareholders’ meeting must be given 15 business days in advance of the meeting date.

The Joint Action Agreement among Synergy, Kingsland and us contains several provisions relating to the rights of Synergy and Kingsland to approve certain corporate decisions at our shareholders’ meetings. See “Certain Relationships and Related Party Transactions—Joint Action Agreement.”

Amendment to our articles of incorporation (Pacto Social)

Upon the consummation of this offering, our articles of incorporation (Pacto Social) will be amended to reflect the replacement of the Shareholders’ Agreement with the Joint Action Agreement.

Summary of Significant Differences between Shareholders’ Rights and other Corporate Governance Matters under Panamanian Corporate Law and Delaware Corporate Law

Avianca Holdings is a Panamanian corporation (sociedad anónima). The Panamanian corporation law was originally modeled after the Delaware General Corporation Law. As such, many of the provisions applicable to Panamanian and Delaware corporations are substantially similar, including (1) a director’s fiduciary duties of care and loyalty to the corporation, (2) a lack of limits on the number of terms a person may serve on the board of directors, (3) provisions allowing shareholders to vote by proxy and (4) cumulative voting if provided for in the articles of incorporation. The following table highlights the most significant provisions that materially differ between Panamanian corporation law and Delaware corporation law.

Panama	Delaware
Directors

Conflict of Interest Transactions. Transactions involving a Panamanian corporation and an interested director or officer are initially subject to the approval of the board of directors.	Conflict of Interest Transactions. Transactions involving a Delaware corporation and an interested director of that corporation are generally permitted if:

Panama	Delaware

At the next shareholders’ meeting, shareholders will then have the right to disapprove the board of directors’ decision and to decide to take legal actions against the directors or officers who voted in favor of the transaction.

(1) the material facts as to the interested director’s relationship or interest are disclosed and a majority of disinterested directors approve the transaction;

(2) the material facts are disclosed as to the interested director’s relationship or interest and the stockholders approve the transaction; or

(3) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Authority to take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Shareholder Meetings and Voting Rights

Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation and the notice for a given meeting so provide, if quorum is not met a new meeting can be immediately called and quorum shall consist of those present at such new meeting.	Quorum. For stock corporations, the articles of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Action by Written Consent. Panamanian law permits shareholder action without formally calling a meeting, but the decision must be adopted by Unanimous Written Consent of all the stockholders.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.

Panama	Delaware

Other Shareholder Rights

Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.	Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Appraisal Rights. Shareholders of Panamanian corporation do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, instead of shares, of the surviving entity.	Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or designated national market system or such shares were held of record by more than 2,000 holders.

Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.	Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers, directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly-situated stockholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such shareholder suits against officers and directors.

Inspection of Corporate Records. Shareholders representing at least 5% of the issued and outstanding shares of the corporation have the right to require a judge to appoint an independent auditor to examine the corporate accounting books, the background of the company’s incorporation or its operation.	Inspection of Corporate Records. A shareholder may inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.

Anti-takeover Provisions

Panamanian corporations may include in their articles of incorporation or by-laws classified board and super-majority provisions.	Delaware corporations may have a classified board, super-majority voting and shareholders’ rights plan.

Panama	Delaware

Panamanian securities law (article 150 unified text) hostile-takeover provisions apply only to companies that are (1) registered with the SMV for a period of six months before the public offering; (2) have over 3,000 shareholders, the majority of which reside outside of Panama; (3) have a permanent office in Panama with full time employees and investments in the country for more than $1,000,000; and (4) the corporation is organized under the laws of the Republic of Panama or duly register as a foreign company in the Public Registry of Panama.	Unless Delaware corporations specifically elect otherwise, Delaware corporations may not enter into a “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, with an “interested stockholder,” or one that beneficially owns 15% or more of a corporation’s voting stock, within three years of such person becoming an interested shareholder unless:

These provisions are triggered when a buyer makes a public offer to acquire 5% or more of any class of shares with a market value of at least $5,000,000. In sum, the buyer must deliver to the corporation a complete and accurate statement that includes (1) the name of the company, the number of securities outstanding of the class which the buyer proposes to acquire and the number of the shares that the buyer intends to acquire and the purchase price; (2) the identity and background of the person acquiring the shares; (3) the source and amount of the funds or other goods that will be used to pay the purchase price; (4) the plans or project the buyer has once it has acquired the control of the company; (5) the number of shares of the company that the buyer already has or is a beneficiary of and those owned by any of its directors, officers, subsidiaries, or partners or the same, and any transactions made regarding the shares in the last 60 days; (6) contracts, agreements, business relations or negotiations regarding securities issued by the company in which the buyer is a party; (7) contract, agreements, business relations or negotiations between the buyer and any director, officer or beneficiary of the securities; and (8) any other significant information. If the offeror is a corporation, the information must extend to all shareholders, directors and other persons controlling the offeror or its controlling company. This declaration will be accompanied by, among other things, a copy of the buyer’s financial statements.

(1) the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;

(2) after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

(3) after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

If the board of directors believes that the statement does not contain all required information or that the statement is inaccurate, the board of directors must send the statement to the SMV within 45 days from the buyer’s initial delivery of the statement to the SMV. The SMV may then hold a public hearing to determine if the information is accurate and complete and if the buyer has complied with the legal requirements. The SMV may also start an inquiry into the case, having the power to decide whether or not the offer may be made.

Panama	Delaware

Regardless of the above, the board of directors has the authority to submit the offer to the consideration of the shareholders. The board should only convene a shareholders’ meeting when it deems the statement delivered by the offeror to be complete and accurate. If convened, the shareholders’ meeting should take place within the next 30 days. At the shareholders’ meeting, two-thirds of the holders of the issued and outstanding shares of each class of shares of the corporation with a right to vote must approve the offer and the offer is to be executed within 60 days from the shareholders’ approval. If the board decides not to convene the shareholders’ meeting within 15 days following the receipt of a complete and accurate statement from the offeror, shares may then be purchased. In all cases, the purchase of shares can take place only if it is not prohibited by an administrative or judicial order or injunction.

The law also establishes some actions or recourses of the sellers against the buyer in cases the offer is made in contravention of the law.

Previously Acquired Rights

In no event can the vote of the majority shareholders deprive the shareholders of a corporation of previously-acquired rights. Panamanian jurisprudence and doctrine has established that the majority shareholders cannot amend the articles of incorporation and deprive minority shareholders of previously-acquired rights nor impose upon them an agreement that is contrary to those articles of incorporation.	No comparable provisions exist under Delaware law.

Once a share is issued, the shareholders become entitled to the rights established in the articles of incorporation and such rights cannot be taken away, diminished nor extinguished without the express consent of the shareholders entitled to such rights. If by amending the articles of incorporation, the rights granted to a class of shareholders is somehow altered or modified to their disadvantage, those shareholders will need to approve the amendment unanimously.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent 8 preferred shares (or a right to receive 8 preferred shares) deposited with Fiduciaria Bancolombia, as custodian for the depositary, at their headquarters located at Calle 31, #6-39, 20th floor, Bogota, Colombia. Each ADS will also represent any other securities, cash or other property which may be held by the depositary, as described below. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or another financial institution. If you hold ADSs directly, you are a registered ADS holder. This description assumes you will be a registered ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, ownership of which shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders, and you will not have shareholder rights. Colombian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have the rights of an ADS holder. A deposit agreement among us, the depositary, and you as a registered ADS holder, and all other persons indirectly holding ADSs sets out the rights of the ADS holders as well as the rights and obligations of the depositary.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR, which are filed as exhibits to the registration statement of which this prospectus forms as part. See “Where You Can Find More Information.”

Dividends and Other Distributions

How will ADS holders receive dividends and other distributions on the shares?

We will pay all cash dividends or other distributions directly to the depositary. The depositary has agreed to pay to the ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of preferred shares your ADSs represent.

Cash. Subject to Colombian foreign exchange control regulations and tax laws payment of cash dividends will be conducted in accordance with foreign exchange regulations. The custodian acting on behalf of the depositary, will convert any cash dividend or other cash distribution we pay on the shares in Colombian pesos into U.S. dollars, provided that it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If it is not possible to convert the funds on a reasonable basis or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Income Tax Consequences.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. In the case of a share dividend or other distribution of preferred shares, the depositary may distribute additional ADSs representing such preferred shares. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities the opportunity to obtain additional preferred shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay the exercise price and any other charges required to be paid in order to exercise the rights.

U.S. securities laws may restrict transfers or the cancellation of the ADSs represented by shares purchased upon the exercise of rights. For example, you may not be able to trade the ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that ADS holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to ADS holders.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

Holders of ADSs who wish to surrender their ADSs and withdraw the underlying preferred shares under certain circumstances may be required to comply directly with certain registration and other requirements under the foreign investment regulations.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel your ADR and will send you a statement confirming that you are the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

Holders of ADSs evidencing our preferred shares will not have direct voting rights but may instruct the depositary how to exercise the limited voting rights of the preferred shares underlying their ADSs under the circumstances described in the deposit agreement. You will have the right to give voting instructions to the depositary at any general shareholders meeting including in connection with the following matters, subject to certain conditions:

•	our anticipated dissolution, merger or transformation or change of our corporate purpose;

•	the suspension or cancellation of the registration of preferred shares at the Colombian Stock Exchange; and

•	determination by the Colombian Financial Superintendency that there have been concealed or diverted benefits that decreased our distributable profits.

Upon receipt of notice of any meeting of our shareholders to vote on any of the foregoing matters, registered ADS holders may instruct the depositary how to vote the preferred shares underlying their ADSs. The depositary will notify registered ADS holders of shareholders’ meetings in which these matters will be voted upon and will arrange to deliver our voting materials to registered ADS holders if we ask it to do so. Such materials will contain (a) such information as is contained in such notice of meeting received by the depositary from us, together with a summary in English of such information, (b) a statement that the registered ADS holders as of the close of business on a specified record date will be entitled, subject to any applicable provision of Colombian law and our articles of incorporation (Pacto Social), to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the preferred shares underlying their ADSs, (c) a statement as to the manner in which such instructions may be given, including an express indication that such instructions will be deemed given in accordance with the next paragraph if no instruction is received, to vote the ADSs in the same manner as a majority of all votes actually cast at such shareholders’ meeting by all of our shareholders entitled to vote at such meeting. Upon the written request of a registered ADS holder on such record date, received on or before the date established by the depositary for such purpose, the depositary shall, insofar as practicable, vote or cause to be voted the amount of preferred shares underlying the ADSs of such holder in accordance with such holder’s instructions or deemed instructions set forth in such request. The depositary shall not vote or attempt to exercise the right to vote that attaches to the preferred shares, other than in accordance with such instructions or deemed instruction.

If the depositary does not receive voting instructions from you with respect to the underlying preferred shares represented by your ADSs by the specified date, you will be deemed to have authorized and instructed the depositary to vote the ADSs (i) in the case of matters relating to (x) changes to our articles of incorporation

(Pacto Social) which may impair the rights of preferred shareholders (and thereby holders of ADSs) or (y) the conversion of preferred shares into common shares, in the same manner as a majority of all preferred shareholders (including preferred shares represented by ADSs) and (ii) in the case of all other matters, in the same manner as a majority of all votes actually cast at such shareholders’ meeting by all of our shareholders entitled to vote at such meeting, and the depositary to vote such underlying preferred shares represented by the ADSs in such manner; provided that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that a majority of the members of our board of directors does not wish such instruction to be given, and provided further that the underlying preferred shares represented by your ADSs shall in such event be counted for the purpose of satisfying applicable quorum requirements unless a majority of the members of our board of directors determines otherwise.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and the custodian are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote upon the matters mentioned before, and there may be nothing you can do if your shares are not voted as you request.

To the limited extent permitted by the deposit agreement, the holders of the ADSs should be able to direct the depositary to vote the underlying preferred shares in accordance with their individual instructions, particularly as this is the current interpretation of Colombian law of the Colombian Superintendency of Corporations (Superintendencia de Sociedades), but this issue has been the subject of differing interpretations of Colombian law by the Superintendency of Corporations in the past and may be subject to different interpretations in the future. According to previous interpretations of Colombian law by the Superintendency of Corporations, the depositary could be required to vote the underlying preferred shares in a single block in all cases (presumably reflecting the majority vote of the ADS holders), thus preventing each ADS holder from individually instructing the depositary on how to cast its vote. As a result, we cannot assure you that in the future the Colombian regulatory authorities will not change their interpretation as to how voting rights should be exercised by ADS holders, and, if this were to occur, any such limitation or loss could adversely affect the value of the ADSs.

Finally, you will not be able to exercise your right to vote directly at a shareholders’ meeting unless you withdraw the shares. However, you may not know about the meeting far enough in advance to withdraw the shares.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•   The issuance of ADSs, including any issuance resulting from a distribution of shares or rights or other property

•   The cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $.05 (or less) per ADS	• Any cash distribution to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• The distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

• $.05 (or less) per ADSs per calendar year	• Depositary services

• Registration or transfer fees	• The transfer and registration of shares on our share register to or from the name of the depositary upon the deposit or withdrawal of shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees.

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we take any of the following actions:	Then:

•   Change the nominal or par value of our shares

•   Reclassify, split up or consolidate any of the deposited securities

•   Distribute securities on the shares that are not distributed to you

•   Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

•   The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

•   The depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the then ADS holders at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders at least 60 days after the depositary tells us it wants to resign if a successor depositary is not appointed (or does not accept its appointment).

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it receives on any such sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are, or it is, prevented or delayed by law or circumstances beyond our control from performing our, or its, obligations under the deposit agreement;

•	are not liable if we, or it, exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe, or it, believes, in good faith, to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

As an ADS holder, you will have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you owe money to pay fees, taxes and similar charges.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or “Profile,” will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS and Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant that is claiming to be acting on behalf of a ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You will have the right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Governing Law

The deposit agreement is governed by and shall be construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on your behalf.

EXCHANGE RATES AND FOREIGN EXCHANGE CONTROLS

In 1990, the Colombian government adopted a policy of gradual currency liberalization. Foreign exchange holdings abroad were permitted and, in a series of decrees, control of the exchange rate was shifted from the Colombian Central Bank to the commercial foreign exchange market (mercado cambiario).

Law 9 of 1991 and Resolution 8 of 2000 of the Central Bank establish two types of markets for foreign currency exchange: (1) the free market, which consists of all foreign currencies originated in sales of services, donations, remittances and all other inflows or outflows that do not have to be channeled through the FX market (as defined below), or the free market. The free market also includes assets and investments abroad, including its profits, owned by Colombian residents prior to September 1, 1990; and (2) the controlled market, or the FX market, which consists of (a) all foreign currencies originated in operations considered to be operations of the FX market, or the controlled operations, which may only be transacted through foreign exchange intermediaries or through the registered compensation accounts mechanism, or the compensation accounts, or (b) foreign currencies, which although not required to be bought from a foreign exchange, including the FX market, are voluntarily channeled through such market.

Under Colombian FX regulations, foreign exchange intermediaries, or FX intermediaries, are authorized to enter into foreign exchange transactions, or FX transactions, to convert Colombian pesos into foreign currencies or foreign currencies into Colombian pesos. In addition, there are certain requirements and obligations established by law and by the board of directors of the Central Bank, in order to transfer currency into or out of Colombia. Colombian law provides that the Colombian Central Bank may intervene in the foreign exchange market in case the value of the Peso experiences significant volatility. The Colombian Government and the Central Bank may also limit, on a temporary basis, the remittance of funds abroad by Colombian residents whenever the international reserves of Colombia fall below an amount equivalent to three months’ worth of imports. Since the institution of the current foreign exchange regime in 1991, the Colombian Government and the Colombian Central Bank have not limited the remittance of funds abroad. We cannot assure you that these authorities will not intervene in the future.

Transactions conducted through this foreign exchange market are made at market rates negotiated with FX intermediaries or the relevant counterparty if using a compensation account. Colombian residents, including Avianca and our other Colombian direct and indirect subsidiaries, are entitled to maintain foreign currency accounts abroad, which can be used for making and receiving payments in foreign currency transactions. Such accounts can either be (i) compensation accounts (cuentas de compensación), which may be used to conduct transactions to be mandatorily made through the foreign exchange market, among others, and which must comply with certain reporting requirements before the Colombian Central Bank and, in certain cases, the Colombian tax authorities or (ii) so-called “free market accounts,” which may be used to effect any transaction on the free market but cannot be used to conduct transactions of mandatory channel through the exchange market.

Registration of the ADR Program and Investment in our ADSs by non-residents of Colombia

The International Investment Statute of Colombia as provided by Decree 2080 of 2000, as amended, regulates the manner in which foreign investors may participate in the Colombian securities markets and undertake other types of investments, prescribes registration with the Colombian Central Bank of certain foreign exchange transactions and specifies procedures under which certain types of foreign investments are to be authorized and administered.

The International Investment Statute provides specific procedures for the registration of ADR programs as a form of foreign portfolio investment, which is required for the preferred shares to be offered in the form of ADSs. Under these regulations, failure to register foreign exchange transactions relating to investments in Colombia with the Colombian Central Bank on a timely basis may prevent the investor from obtaining remittance payments, including for the payment of dividends, and constitute an exchange control violation and/or result in a fine.

Each individual investor who deposits preferred shares into the ADR facility for the purpose of acquiring ADSs (other than in connection with this offering) will be required, as a condition to acceptance by a custodian of such deposit, to provide or cause to be provided certain information to enable it to comply with the registration requirements under the foreign investment regulations relating to foreign exchange. A holder of ADSs who withdraws preferred shares from the ADS deposit facility under certain circumstances may be required to comply directly with certain requirements under the foreign investment regulations. Under these regulations, the failure of a non-resident investor to report or register foreign exchange transactions relating to investments in Colombia with the Central Bank on a timely basis may prevent the investor from obtaining remittance payments, including for the payment of dividends, constitute an exchange control violation and/or result in a fine.

Under Colombian law, foreign investors receive the same treatment as Colombian citizens with respect to the ownership and voting of our ADSs and preferred shares.

Exchange Rates

The Central Bank and the Ministerio de Hacienda y Crédito Publico (Colombian Ministry of Finance and Public Credit, or MHCP) have, in recent years, adopted a set of measures intended to tighten monetary policy and control the fluctuation of the Colombian peso against the U.S. dollar. These measures include, among others, the following:

•

a 50.0% non-interest bearing deposit requirement at the Central Bank, applicable to short-term portfolio investments in assets other than shares or convertible bonds or collective investment funds that only invest in shares or convertible bonds (together with certain exemptions thereto), which deposit was rescinded in 2008;

•	restrictions on the repatriation of foreign direct investments; and

•	interest-free deposits with the Central Bank applicable to the proceeds resulting from imports financings.

The Colombian government and the Central Bank have considerable power to determine governmental policies and actions that relate to the Colombian economy and, consequently, to affect the operations and financial performance of businesses. The Colombian government and the Central Bank may seek to implement additional measures aimed at controlling further fluctuation of the Colombian peso against other currencies and fostering domestic price stability.

During 2010, the Colombian peso appreciated against the U.S. dollar by 6.4%. During 2011, the Colombian peso depreciated against the dollar by 1.5%. During 2012, the Colombian peso appreciated against the U.S. dollar by 9.0%. We cannot assure you that the Colombian Peso will not appreciate or depreciate relative to other currencies in the future. See “Risk Factors—Risks Relating to Colombia.” On August 31, 2013, the exchange rate for U.S. dollars was COP 1,935.4 to US$1.00.

The Federal Reserve Bank of New York does not report a rate for Pesos. The Colombian Central Bank establishes the parameters that must be observed in order to calculate the Representative Market Rate (Tasa Representativa del Mercado); then, the Colombian Financial Superintendency proceeds to compute and certify the Representative Market Rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions for the purchase and sale of foreign currency.

Colombia has a free market for foreign exchange, and the Colombian government allows the Colombian peso to float freely against the U.S. dollar. There can be no assurance that the Colombian government will maintain its current policies with regard to the Colombian peso or that the Colombian peso will not depreciate or appreciate significantly in the future.

The following tables set forth, for the periods indicated, the low, high, average and period-end exchange rates expressed in Colombian pesos per U.S. dollar as certified by the SFC. The rates shown below are in nominal Colombian pesos and have not been restated in constant currency units. No representation is made that the Colombian peso amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

Period	High	Low	Average(1)	Period-End(2)
Year ended December 31, 2008	COP 2,392.28	COP 1,652.41	COP 1,966.26	COP 2,243.59
Year ended December 31, 2009	COP 2,596.37	COP 1,825.68	COP 2,156.29	COP 2,044.23
Year ended December 31, 2010	COP 2,044.23	COP 1,786.20	COP 1,897.89	COP 1,913.98
Year ended December 31, 2011	COP 1,972.76	COP 1,748.41	COP 1,847.14	COP 1,942.70
Year ended December 31, 2012	COP 1,942.70	COP 1,754.89	COP 1,797.70	COP 1,768.23
Year ended December 31, 2013 (through October 17)	COP 1,952.11	COP 1,758.45	COP 1,856.28	COP 1,879.48

Source: Colombian Central Bank

(1)	Represents the average of the rates on each day in the period.
(2)	Represents the average of the month-end rates beginning with January of the previous period through the last month of the period indicated.

Quarter	High	Low	Average(1)	Period-End
Second Quarter 2012	COP 1,845.17	COP 1,754.89	COP 1,786.69	COP 1,784.60
Third Quarter 2012	COP 1,833.14	COP 1,771.53	COP 1,797.36	COP 1,800.52
Fourth Quarter 2012	COP 1,831.25	COP 1,768.23	COP 1,805.97	COP 1,768.23
First Quarter 2013	COP 1,832.20	COP 1,758.45	COP 1,791.32	COP 1,832.20
Second Quarter 2013	COP 1,942.97	COP 1,813.11	COP 1,863.19	COP 1,929.00
Third Quarter 2013	COP 1,952.11	COP 1,868.90	COP 1,907.88	COP 1,914.65
Fourth Quarter (through October 17)	COP 1,908.29	COP 1,879.48	COP 1,887.24	COP 1,879.48

Source: Colombian Central Bank

(1)	Represents the average end-of-month exchange rates for each of the last four quarters.

Month	High	Low	Average(1)	Period-End
March 2013	COP 1,832.20	COP 1,797.28	COP 1,813.75	COP 1,832.20
April 2013	COP 1,847.02	COP 1,813.11	COP 1,829.96	COP 1,828.79
May 2013	COP 1,897.10	COP 1,825.83	COP 1,850.12	COP 1,891.48
June 2013	COP 1,942.97	COP 1,882.38	COP 1,909.50	COP 1,929.00
July 2013	COP 1,929.00	COP 1,873.25	COP 1,900.59	COP 1,890.33
August 2013	COP 1,943.04	COP 1,868.90	COP 1,903.66	COP 1,935.43
September 2013	COP 1,952.11	COP 1,887.30	COP 1,919.40	COP 1,914.65
October 2013 (through October 17)	COP 1,908.29	COP 1,879.48	COP 1,887.24	COP 1,879.48

Source: Colombian Central Bank

(1)	Represents the average daily exchange rates for each of the last six months.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales or the availability for sale of substantial amounts of our preferred shares in the public market could adversely affect prevailing market prices of ADSs and preferred shares and could impair our ability to raise capital through future sales of our securities. Upon completion of this offering, 335,507,917 preferred shares and 665,800,003 common shares will be outstanding, all of which preferred shares will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, the selling shareholders will own nine preferred shares and 665,800,003 common shares representing an aggregate 66.5% ownership interest in our capital stock after the offering (or nine preferred shares and 633,118,115 common shares representing a 63.2% aggregate ownership interest in our capital stock, assuming the underwriters exercise their overallotment option in full). Moreover, our principal shareholders have the right to convert their holdings of our common shares into preferred shares. If they were to do so, the preferred shares issued pursuant to such conversion, taken together with the preferred shares currently owned by our principal shareholders, would represent up to 63.2% of our issued and outstanding preferred shares (assuming the underwriters exercise their overallotment option in full).

Lock-Up Arrangements

We, the selling shareholders and our directors and officers will enter into lock-up agreements with the underwriters of this offering under which neither we nor they may, subject to certain exceptions, directly or indirectly, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, or file a registration statement with the SEC under the Securities Act, or publicly disclose an intention to perform any such actions relating to any of our common shares, preferred shares, ADSs, or any securities convertible into or exercisable or exchangeable for any of our common shares, preferred shares, or ADSs, without the prior written consent of the representatives of the underwriters. See “Underwriting.”

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person, including an affiliate, who has beneficially owned our preferred shares for a period of at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of:

•	1% of the then outstanding preferred shares; and

•

the preferred share equivalent of the average weekly trading volume of the ADSs on New York Stock Exchange during the four calendar weeks preceding the date on which the notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

Taking into account the lock-up agreements, the number of shares that will be available for sale in the U.S. public market under the provisions of Rule 144 will be as follows:

Days after Date of This Prospectus	Number of Preferred Shares Eligible for sale in the U.S. Public Market	Comment
Upon Effectiveness	331,158,287	Shares sold in this offering
180 Days	335,507,917	Lock-up expires; shares eligible for sale under Rule 144

INCOME TAX CONSEQUENCES

Material U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our preferred shares and ADSs as of the date hereof. The discussion set forth below is applicable only to U.S. Holders (as defined below) that hold our preferred shares or ADSs as capital assets for U.S. federal income tax purposes. This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our preferred shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.

As used herein, “U.S. Holder” means a holder of our preferred shares or ADSs that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds our preferred shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our preferred shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws.

If you are considering the purchase, ownership or disposition of our preferred shares or ADSs, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying preferred shares that are represented by such ADSs. Accordingly, deposits or withdrawals of preferred shares for ADSs will not be subject to U.S. federal income tax.

Taxation of Dividends

The gross amount of distributions on the preferred shares or ADSs (including amounts withheld to reflect foreign withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income as ordinary income on the day it is actually or constructively received by you, in the case of the preferred shares, or by the depositary, in the case of the ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are expected to be listed on the NYSE, will be readily tradable on an established securities market in the United States once listed on the NYSE. There can be no assurance, however, that our ADSs will be listed on the NYSE or considered readily tradable on an established securities market in later years. Moreover, we do not believe that dividends that we pay on our preferred shares that are not backed by ADSs will meet the conditions required for these reduced tax rates. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

The amount of any dividend paid in Pesos will equal the U.S. dollar value of the pesos received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of preferred shares, or by the depositary, in the case of ADSs, regardless of whether the pesos are converted into U.S. dollars. If the pesos received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the pesos received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the pesos equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Pesos will be treated as U.S.-source ordinary income or loss.

Subject to certain conditions and limitations, foreign withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to holders of the preferred shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Furthermore, in certain circumstances, if you (i) have held preferred shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or (ii) are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the preferred shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the preferred shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the preferred shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). We do not intend to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

We do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the Preferred Shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of preferred shares or ADSs in an amount equal to the difference between the amount realized for the preferred shares or ADSs and your tax basis in the preferred shares or ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S.-source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any foreign tax imposed on the disposition of the preferred shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Certain U.S. Holders are required to report information relating to preferred shares or ADSs, subject to certain exceptions (including an exception for preferred shares or ADSs held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold preferred shares or ADSs. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the preferred shares or ADSs.

3.8% Medicare Tax on “Net Investment Income”

Certain U.S. Holders, including individuals, estates and trusts, are required to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of preferred shares or ADSs. U.S. Holders are encouraged to consult their own tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of preferred shares or ADSs.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our preferred shares or ADSs and the proceeds from the sale, exchange or redemption of our preferred shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Panama

The following is a discussion of the material Panamanian tax considerations to holders of our preferred shares or ADSs under Panamanian tax law, and is based upon the tax laws and regulations in force and effect as of the date hereof, which may be subject to change. This discussion, to the extent it states matters of Panamanian tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Icaza, González-Ruiz & Alemán, our Panamanian counsel.

General principles

Panama’s income tax regime is based on territoriality principles, which define taxable income only as that revenue which is generated from a source within the Republic of Panama, or for services rendered outside of Panama, but which, by their nature, are intended to directly benefit the local commercial activities of individuals or corporations which operate within its territory. Said taxation principles have governed the Panamanian fiscal regime for decades, and have been upheld through judicial and administrative precedent.

Taxation of dividends

Distributions by Panamanian corporations, whether in the form of cash, stock or other property, are subject to a 10% withholding tax for the portion of the distribution that is attributable to Panamanian sourced income, as defined pursuant to the territoriality principles that govern Panamanian tax law, and to a withholding tax of 5% of the portion of the dividend that is attributable to foreign-sourced income. Currently Panama does not impose a withholding tax on dividends distributed by entities that do not earn income from Panamanian sources. Distributions made by a holding company which correspond to dividends paid by its subsidiary for which the dividend tax was paid, are not subject to any further withholding under Panamanian law. Therefore, distributions on our preferred shares or ADSs being offered would not be subject to withholding taxes to the extent that said distributions are attributable to dividends received from any of our subsidiaries.

Taxation of capital gains

If the preferred shares are issued by an entity that does not directly or indirectly receive Panama source income, Panamanian taxes on capital gains will not apply either to Panamanians or nationals of other countries in connection with the sale or disposition of the preferred shares.

If the preferred shares are issued by an entity that directly or indirectly receives Panama source income, Panamanian taxes on capital gains will apply to Panamanians or nationals of other countries in connection with the sale or disposition of the preferred shares, at a rate of 10 per cent on the capital gains realized, payable by a 5 per cent withholding on the purchase price by the purchaser, which can be considered as the final tax due. If the preferred shares issued by an entity that directly or indirectly receives Panama source income are registered with the SMV and are sold through an organized market, Panamanian taxes on capital gains will not apply either to Panamanians or to nationals of other countries.

Other Panamanian taxes

There are no estate, gift or other taxes imposed by the Panamanian government that would affect a holder of our preferred shares or ADSs, whether such holder were Panamanian or a national of another country.

Colombia

The following is a summary of the material Colombian tax considerations to holders of ADSs under Colombian tax law, and is based upon the tax laws and regulations in force and effect as of the date hereof, which may be subject to change. This summary is not intended to be a comprehensive description of all Colombian tax considerations that may be relevant to a decision to purchase the ADSs. Prospective purchasers should consult their own tax advisors as to Colombian tax consequences of the purchase, ownership and sale of ADSs and or underlying preferred shares, including, in particular, the application of the tax considerations discussed below to their particular situations, as well as the application of state, local, foreign or other tax laws.

1) Legal framework

Colombian and non-Colombian individuals considered residents(1) in the country are subject to income tax and capital gain tax in respect to both Colombian and non-Colombian source income. On the other hand, Colombian and non-Colombian individuals without residence in the country are subject to income tax and capital gain tax but only with respect to Colombian source income.

Colombian companies are subject to income tax in respect to both, Colombian and non-Colombian source income. Moreover, non-Colombian companies are subject to income tax and capital gain tax in the country but only with respect to Colombian source income.

Dividends will be deemed Colombian source income when distributed by a Colombian company. On the other hand, income from the sale of shares will be deemed Colombian source if the respective company is deemed Colombian.

2) Income tax on dividend income

Dividends distributed by non-Colombian companies such as Avianca Holdings SA are not deemed Colombian source income. Consequently, non-resident individuals and non-Colombian companies, such as the Depositary or any non-resident or non-Colombian company acting as shareholder, will not be subject to income tax in Colombia with respect to dividend income earned from Avianca Holdings SA.

(1)	Individuals will be considered Colombian residents for tax purposes if any of the following conditions are met: (1) If the individual stays continuously or discontinuously in the country for over 183 days during a period of 365 consecutive days including travel days, bearing in mind that if the 365 days period happens in more than one fiscal year, the individual shall be considered Colombian resident as of the second fiscal year; (2) If the individual is fully or partially exempted from income tax or capital gains tax in the foreign country where they reside, on account of their diplomatic relation to the Colombian State or to a diplomat of the Colombian State in application of the Vienna Conventions on Diplomatic and Consular Relations; (3) National individuals who, during the fiscal year, meet the following conditions: (a) Whose spouse, legal partner, underage children or dependent persons have a tax residence in Colombia, (b) That 50% or more of their income is considered Colombian-source, (c) That 50% or more of their properties are administered in Colombia, (d) That 50% or more of their assets are possessed in Colombia, (e) That having been notified by the Tax Authority, did not offer proof of their tax residence abroad, or (f) That have their tax residence in a place considered by the Colombian Government as a tax haven. Individuals that according to this rules are not considered Colombian residents, must provide proof of their foreign residence to the Colombian Tax Authority by means of a tax residence certificate issued by the foreign Tax Authority.

In contrast, resident individuals and Colombian companies acting as shareholders will be subject to income tax in Colombia with respect to dividend income earned from Avianca Holdings SA.

Resident individuals and Colombian companies subject to income tax in Colombia, who earned non-Colombian source dividends subject to tax in the country of origin, are entitled to credit the tax paid abroad from the amount of income tax plus the income tax for equality (CREE) in case the taxpayer is subject to this tax(2), as follows:

•	The amount of the tax credit should be equivalent to the result of multiplying the amount of the dividends by the income tax rate at which the profits that gave rise to the dividends were subject to;

•

When the entity distributing the dividends that are subject to tax in Colombia, received in turn dividends of other companies located in the same or other jurisdictions, the amount of the tax credit should be equivalent to the result of multiplying the amount of the dividends received by the Colombian taxpayer, by the rate at which the profits that generated the dividends were subject to;

•

To be able to apply the tax credit referred to in paragraph a), the taxpayer must have a direct participation in the capital of the company from which it receives dividends or equity interest (excluding the shares without voting rights).

In the case of paragraph b), the taxpayer must have an indirect participation in the capital of the subsidiary or subsidiaries (excluding the shares without voting rights). The direct and indirect participations must be registered as fixed assets for the taxpayer in Colombia and should have been owned for a period of not less than two years;

•	When the taxpayer receives taxable dividends –subject to tax in the country of origin- the tax credit will be increased by the amount of such tax;

•	In no case the tax credit referred to in this section may exceed the amount of the income tax plus the new income tax for equality (CREE), when applicable, generated by such dividends in Colombia;

•

To be able to claim the tax credit referred to in paragraphs a), b) and d), the taxpayer must prove the payment in each jurisdiction, providing tax payment certificates issued by the corresponding tax authorities or with other appropriate evidence;

•

The rules set forth here for tax credits related to dividends paid from abroad will apply to dividends or equity interest which are paid as of January 1st, 2013, regardless of the taxable period or financial year to which the profits that generated them correspond.

The income tax paid abroad may be used as a credit in the taxable year in which the payment is made or in any of the following four taxable years. In any case, the excess of tax credit to be claimed on any of the following four taxable periods is limited to the amount of the income tax, plus the CREE, generated in Colombia on the same income that gave rise to the tax credit, and cannot be combined with the excess of tax credits originated in other income taxed in Colombia in different taxable periods.

Notwithstanding the above, bear in mind that the amount of the tax credit for taxes paid abroad cannot exceed the amount of the basic income tax to be paid in Colombia. Additionally, the amount of the income tax calculated after subtracting the tax credits, cannot be less than 75% of the tax determined under the presumptive income system before tax credits.

(2)	As of year 2013, (i) companies, legal entities and entities assimilated to these, subject to income tax and liable to file income tax returns, and (ii) non-Colombian companies and entities subject to income tax and liable to file income tax returns in Colombia with respect to Colombian source income earned through branches or permanent establishments, are subject to a new tax called income tax for equality, at a rate of 9% until year 2015, and 8% as of year 2016, applied on the highest base between the ordinary net income (which value can be different than the ordinary net income determined for income tax purposes) and the presumptive net income.

3) Income tax/capital gain tax on profit from the sale of ADRS or the underlying shares

Profits arising from the disposal of any kind of assets, which have made part of the fixed assets(3) of the taxpayer for a term of two years or more, are considered capital gains. In contrast, profits arising from the disposal of assets that made part of the taxpayer’s fixed assets for less than two years are not considered capital gains but net income.

The capital gain or the net income resulting from the sale of ADRs or shares is constituted by the difference between the transfer price and the cost of the asset sold. Please bear in mind that the transfer price is the market value made in cash or in kind. The market value is the one agreed by the parties, provided that does not differ considerably from the average market price for items of the same kind, at the date of disposal. It is understood that the value agreed by the parties differs considerably from the average, when it deviates by more than 25% of the prices established in trade for goods of the same kind and quality, at the date of disposal, taking into account the nature, condition and status of assets.

The capital gain tax rate applicable to resident individuals and Colombian companies is 10%. On the other hand, the income tax and the income tax for equality (CREE) rates applicable to Colombian companies are 25% and 9% respectively. Moreover, resident individuals are subject to income tax at marginal rates of 0%, 19%, 28% and 33%.

Profits from the transfer of shares listed in the Colombian stock exchange earned by the same beneficial owner, not exceeding 10% of the outstanding shares of the respective company for a taxable year, will not be subject to income tax or capital gain tax in Colombia.

Accordingly, income resulting from the sale of ADRs or shares in Avianca Holdings SA will not be deemed Colombian source income. Consequently, non-resident individuals and non-Colombian companies, such as the Depositary or any non-resident or non-Colombian company acting as investor or shareholder, will not be subject to income tax or capital gain tax in Colombia with respect to profits resulting from the sale of ADRs or shares in Avianca Holdings SA.

In contrast, resident individuals and Colombian companies acting as investors or shareholders will be subject to income tax or capital gain tax, as the case may be, with respect to profits resulting from the sale of ADRs or shares in Avianca Holdings SA. Even if the purchaser of the ADRs or the shares is a Colombian company, the seller will not be subject to tax withholdings in Colombia.

Resident individuals and Colombian companies subject to income tax or capital gain tax in Colombia, as the case may be, who earned non-Colombian source income subject to tax in the country of origin, are entitled to credit the tax paid abroad from the amount of income tax and capital gains tax in Colombia plus the income tax for equality in case the taxpayer is subject to such tax, provided that the tax credit does not exceed the amount of tax payable in Colombia for the same income.

The amount of the tax credit for taxes paid abroad cannot exceed the amount of the basic income tax to be paid in Colombia. Additionally, the amount of the income tax calculated after subtracting the tax credits, cannot be less than 75% of the tax determined under the presumptive income system before tax credits.

(3)	Fixed Assets are the movable or immovable tangible and intangible assets that are not sold in the ordinary course of business of the taxpayer.

UNDERWRITING

We and the selling shareholders are offering the ADSs described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as global coordinators and joint book-running managers of the offering and as representatives of the underwriters. We and the selling shareholders have entered into an underwriting agreement with the underwriters with respect to the ADSs being offered in the offering. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name of underwriters	Number of ADSs
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC.
Banco BTG Pactual S.A.—Cayman Branch
Deutsche Bank Securities Inc.
Total

The underwriters are committed to purchase all the ADSs offered by us and the selling shareholders if they purchase any such ADSs, although the underwriters are not required to take or pay for the ADSs covered by the underwriters’ option to purchase additional ADSs pursuant to the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The selling shareholders may be deemed to be underwriters within the meaning of the Securities Act.

The shares of our preferred stock sold in the form of ADSs in the offering will be deposited with The Bank of New York Mellon, the depositary (the “Depositary”), under our deposit agreement and the Depository will issue the ADSs representing the shares of preferred stock so deposited.

All sales of the ADSs in the United States will be made by U.S. registered broker-dealers. BTG Pactual US Capital LLC will act as agent of Banco BTG Pactual S.A.—Cayman Branch for sales of the ADSs in the United States. Banco BTG Pactual S.A.—Cayman Branch is not a broker-dealer registered with the SEC, and, therefore may not make sales of any ADSs in the United States to any U.S. persons.

The underwriters propose to offer the ADSs directly to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per ADS. Any such dealers may resell ADS to certain other brokers or dealers at a discount of up to $     per ADS from the offering price. After the offering of ADSs in the offering, the offering price and other selling terms may be changed by the underwriters. Sales of shares or ADSs made outside of the United States may be made by affiliates of the underwriters.

Additionally, one of the selling shareholders, Kingsland Holdings Limited, is granting the underwriters an option to purchase up to an additional 4,085,236 ADSs at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. If any such ADSs are purchased with this over-allotment option, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above and will offer the ADSs on the same terms as those on which the shares in the form of ADSs are being offered pursuant to this offering.

The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us and the selling shareholders per ADS. The underwriting fee is $         per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Us		Paid by the Selling Shareholder
	Without over- allotment exercise	With full over- allotment exercise	Without over- allotment exercise	With full over- allotment exercise
Per ADS	U.S.$	U.S.$	U.S.$	U.S.$
Total	U.S.$	U.S.$	U.S.$	U.S.$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $4,139,800. See “Expenses of the Offering.”

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any of our common shares, ADSs or preferred shares or securities convertible into or exchangeable or exercisable for any of our common shares, ADSs or preferred shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common shares, ADSs or preferred shares or any such other securities (regardless of whether any of the transactions described in clause (i) or (ii) above are to be settled by the delivery of common shares, ADSs, preferred shares or such other securities, in cash or otherwise, and with the exception of the over-allotment options described above), in each case without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers and the selling shareholders have entered into lock-up agreements with the underwriters prior to the commencement of the offering pursuant to which each of these persons, for a period of 180 days after the date of this prospectus, may not, directly or indirectly and subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc., (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares, preferred shares, or ADSs or preferred shares or any securities convertible into or exercisable or exchangeable for our common shares, preferred shares, or ADSs (including, without limitation, shares or such other securities which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, preferred shares or ADSs or such other securities, (regardless of whether any of the transactions described in clause (i) or (ii) above are to be settled by the delivery of common shares, preferred shares or ADSs or such other securities, in cash or otherwise, and with the exception of the over-allotment options described above), or (iii) make any demand for or exercise any right with respect to the registration of any of our common shares, preferred shares or ADSs or any security convertible into or exercisable or exchangeable for our common shares, preferred shares or ADSs. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our ADSs have been authorized for listing on the NYSE under the symbol “AVH”. Our preferred shares are listed on the Colombian Stock Exchange under the symbol “PFAVH”.

In connection with the offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while the offering is in progress. These stabilizing transactions may include making short sales of ADSs, which involves the sale by the underwriters of a greater number ADSs than they are required to purchase in the offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in the offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of the offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or delaying a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to the offering, there has been no public market for our ADSs, but only a public market for our preferred shares in Colombia. Our preferred shares are listed on the Colombian Stock Exchange.

In determining the public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded ADSs of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we, the selling shareholders nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that such ADSs will trade in the public market at or above the initial public offering price.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the ADSs offered by this prospectus in any jurisdiction where action for that purpose is required. The ADSs offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such ADSs be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ADSs offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will it be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

The ADSs are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). The offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the ADSs has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for the ADSs, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the ADSs shall be deemed to be made to such recipient and no applications for the ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Notice to Prospective Investors in Brazil

The offer and sale of the ADSs will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, and under CVM Rule (Instrução) No. 400, of December 29, 2003, as amended. The offer and sale of the ADSs have not been and will not be registered with the Brazilian Securities Commission. Any representation to the contrary is untruthful and unlawful. Any public offering or distribution, as defined under Brazilian laws and regulations, of the interests in Brazil is not legal without such prior registration. Documents relating to the offering of the ADSs, as well as information contained therein, may not be supplied to the public in Brazil, as the offering of the ADSs is not a public offering of securities in Brazil, nor may they be used in connection with any offer for sale of the ADSs to the public in Brazil.

This offer of the ADSs is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon by anyone else or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without our prior, express and written consent.

Notice to Prospective Investors in Chile

In Chile, the offer of the ADSs is governed by the NCG 336 of June 27, 2012, issued by the Chilean Superintendency of Securities and Insurance (“SVS”). The offer relates to securities not registered with the Securities Registry or the Registry of Foreign Securities of the SVS, so the ADSs are not subject to the oversight of the SVS. Since the ADSs are unregistered securities in Chile, the Company has no obligation to deliver in Chile public information regarding the ADSs. The ADSs may not be sold in a public offering in Chile until they are registered in the Securities Registry or the Registry of Foreign Securities of the SVS.

Notice to Prospective Investors in Colombia

The ADSs have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the ADSs may not be offered, sold or negotiated or otherwise be subject to brokerage activities in Colombia, except under circumstances which do not constitute a public offering of securities under applicable Colombian securities laws and regulations. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations. Furthermore, foreign financial entities must abide by the terms of Part 4 of Decree 2555 of 2010 to privately market and offer the notes to their Colombian clients. The preferred shares are currently registered in the Registro Nacional de Valores y Emisores (the Colombian National Registry of Securities and Issuers) kept by the Superintendencia Financiera de Colombia (the Colombian Superintendency of Finance). This registration should not be understood as a rating or assumption of liability by the Colombian Superintendency of Finance with respect to the issuer, price, quality or tradeability of the securities or of the issuance, or of our solvency. The registration of the preferred shares on the Colombian Stock Exchange should not be understood as a rating or assumption of liability by the Colombian Stock Exchange with respect to the issuer, price, quality or tradeability of the securities or of the issuance, or of our solvency.

Notice to Prospective Investors in Denmark

This offering document does not constitute a prospectus under any Danish laws or regulations and has not been filed with or approved by the Danish Financial Supervisory Authority (Finanstilsynet) or any other Danish regulatory authority, as this prospectus has not been prepared in the context of either a public or other offering of ADSs in Denmark. This offering document may not be made available to entities or persons in Denmark nor may the ADSs otherwise be marketed or offered for sale in Denmark in any manner which could constitute (i) an offering of securities in Denmark within the meaning of the Danish Securities Trading Act as amended from time to time or any Executive Orders issued in connection thereto or (ii) an offering of a collective investment scheme comprised by the Danish Investment Association Act as amended from time to time or any Executive Orders issued in connection thereto. This offering document is only directed to persons or entities in Denmark who acquire the ADSs in circumstances which will not result in the offering becoming subject to Danish Prospectus requirements pursuant of the Danish Securities Trading Act as amended from time to time or any Executive Orders issued in connection thereto.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

•	Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Germany

The ADSs will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Gesetz über die Erstellung, Billigung und Veröffentlichung des Prospekts, der beim öffentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu veröffenlichen ist—Wertpapierprospektgesetz) as of June 22, 2005, effective as of July 1, 2005, as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (Verkaufsprospeckt) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

Notice to Prospective Investors in Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Ireland

The ADSs will not be placed in or involving Ireland otherwise than in conformity with the provisions of the Intermediaries Act 1995 of Ireland (as amended) including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof.

Notice to Prospective Investors in Italy

The offering of the ADSs has not been registered pursuant to Italian securities legislation and, accordingly, no ADSs may be offered or sold in the Republic of Italy in a solicitation to the public, and sales of the ADSs in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

No offer, sale or delivery of the ADSs or distribution of copies of any document relating to the ADSs will be made in the Republic of Italy except: (a) to “Professional Investors”, as defined in Article 31.2 of Regulation No. 11522 of 1 July 1998 of the Commissione Nazionale per la Società e la Borsa (National Securities and Exchange Commission, the “CONSOB”), as amended (“CONSOB Regulation No. 11522”), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Italian Financial Act”); or (b) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under the Italian Financial Act or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the ADSs or any document relating to the ADSs in the Republic of Italy must be: (i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, the Italian Financial Act, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and (ii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the ADSs in the Republic of Italy, Article 100-bis of the Italian Financial Act may require compliance with the law relating to public offers of securities. Furthermore, where the ADSs are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of ADSs who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the ADSs were purchased, unless an exemption provided for under the Italian Financial Act applies.

Notice to Prospective Investors in Japan

The ADSs offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Luxembourg

In Luxembourg, this prospectus has not been approved by and will not be submitted for approval to the Luxembourg Financial Services Authority (Commission de Surveillance du Secteur Financier) and, accordingly, the shares have not been and may not be offered or sold, directly or indirectly, to the public in Luxembourg otherwise than as permitted by the Luxembourg law dated 10 July 2005 relating to prospectuses for securities (as amended from time to time) (the “Prospectus Act”) and neither this prospectus nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in or from, or published in, Luxembourg except in circumstances which do not constitute a public offer of securities to the public, subject to prospectus requirements, in accordance with the Prospectus Act.

Notice to Prospective Investors in Mexico

The ADSs have not been registered in Mexico with the Sección de Valores (Securities Section) of the Registro Nacional de Valores (National Securities Registry) maintained by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission), and that no action has been or will be taken that would permit the offer or sale of the ADSs in Mexico absent an available exemption under Article 8 of the Ley del Mercado de Valores (Mexican Securities Market Law).

Notice to Prospective Investors in Netherlands

The ADSs may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of the initial distribution or as part of any reoffering, and neither this prospectus nor any other document in respect of the offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of ADSs is publicly announced that the offer is exclusively made to said individuals or legal entities.

Notice to Prospective Investors in Norway

This document has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 2007 nor in accordance with the prospectus requirements laid down in the Norwegian Securities Fund Act 1981 as amended. This document has not been approved or disapproved by, or registered with the Oslo Stock Exchange, the Norwegian FSA or the Norwegian Registry of Business Enterprises.

This document is only and exclusively addressed to the addressees and cannot be distributed, offered or presented, either directly or indirectly to other persons or entities domiciled in Norway.

Notice to Prospective Investors in Panama

The ADSs have not been registered, and will not be registered, with the Superintendency of Capital Markets of Panama and therefore cannot, and will not, be publicly offered or sold in Panama, except in transactions excepted from the registration requirements of the Securities Act of Panama. The ADSs will not be subject to the securities laws of Panama and the Superintendency of Capital Markets of Panama will have no supervisory responsibilities over the offer or the ADSs. Investors will acquire the ADSs for investment purposes and not with a view to resale of the securities in Panama.

Notice to Prospective Investors in Peru

The ADSs have not been and will not be approved by or registered with the Peruvian securities regulatory authority, the Superintendencia del Mercado de Valores (Superintendency of the Securities Market).

Notice to Prospective Investors in Portugal

No document, circular, advertisement or any offering material in relation to the ADSs has been or will be subject to approval by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários, the “CMVM”). No ADSs may be offered, re-offered, advertised, sold, re-sold or delivered in circumstances which could qualify as a public offer (oferta pública) pursuant to the Portuguese Securities Code (Código dos Valores Mobiliários), and/or in circumstances which could qualify the issue of the ADSs as an issue or public placement of securities in the Portuguese market. This prospectus and any document, circular, advertisements or any offering material may not be directly or indirectly distributed to the public. All offers, sales and distributions of the ADSs have been and may only be made in Portugal in circumstances that, pursuant to the Portuguese Securities Code, qualify as a private placement (oferta particular), all in accordance with the Portuguese Securities Code. Pursuant to the Portuguese Securities Code, the private placement in Portugal or to Portuguese residents of the ADSs by public companies (sociedades abertas) or by companies that are issuers of securities listed on a market must be notified to the CMVM for statistical purposes. Any offer or sale of the ADSs in Portugal must comply with all applicable provisions of the Portuguese Securities Code and any applicable CMVM Regulations and all relevant Portuguese laws and regulations. The placement of the ADSs in the Portuguese jurisdiction or to any entities which are resident in Portugal, including the publication of a prospectus, when applicable, must comply with all applicable laws and regulations in force in Portugal and with the Prospectus Directive, and such placement shall only be performed to the extent that there is full compliance with such laws and regulations.

Notice to Prospective Investors in Qatar

This offering of ADSs does not constitute a public offer of ADSs in the State of Qatar under Law No. 5 of 2002 (the Commercial Companies Law). The ADSs are only being offered to a limited number of investors who are willing and able to conduct an independent investigation of the risks involved in an investment in such ADSs, or have sufficient knowledge of the risks involved in an investment in such ADSs or are benefiting from preferential terms under a directed share program for directors, officers and employees. No transaction will be concluded in the jurisdiction of the State of Qatar.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore (the “MAS”) under the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, the ADSs may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale or invitation for subscription or purchase of such ADSs be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following relevant persons specified in Section 275 of the Securities and Futures Act which has subscribed or purchased ADSs, namely a person who is: (i) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 of the Securities and Futures Act except:

(a)	to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person defined in Section 275(2) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

(b)	where no consideration is or will be given for the transfer;

(c)	by operation of law; or

(d)	as specified in Section 276(7) of the Securities and Futures Act.

Notice to Prospective Investors in South Korea

The ADSs have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the FSCMA. The ADSs may not be offered, sold or delivered, or offered or sold for re-offering or resale, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea, or FETL) other than the Accredited Investors (as such term is defined in Article 11 of the Presidential Decree of the FSCMA), for a period of one year from the date of issuance of the ADSs, except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the FETL and the decrees and regulations thereunder. The ADSs may not be resold to Korean residents unless the purchaser of the Shares complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Notice to Prospective Investors in Spain

The ADSs have not been registered with the Spanish National Commission for the Securities Market and, therefore, no ADS may be publicly offered, sold or delivered, nor any public offer in respect of the ADSs made, nor may any prospectus or any other offering or publicity material relating to the ADSs be distributed in Spain by the international agents or any person acting on their behalf, except in compliance with Spanish laws and regulations.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments, and such investment and trading activities may involve or relate to assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market or trading information and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. In addition, affiliates of the underwriters are lenders under certain of our aircraft financing agreements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt and Other Financing Agreements—Bank Loans and Export Credit Agency Guarantees”. Certain affiliates of the underwriters are lenders to affiliates of one of the selling shareholders, Synergy, under secured financing arrangements. See “Principal and Selling Shareholders—Share Pledge.” Moreover, affiliates of the underwriters are party to certain hedging arrangements with us.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts, will be as follows:

Expenses	Amount	Percentage of Net Proceeds of this Offering (%)
Securities and Exchange Commission registration fee	$80,681	0.0%
NYSE listing fee	143,040	0.1%
Financial Industry Regulatory Authority filing fee	94,460	0.0%
Printing and engraving expenses	300,000	0.1%
Legal fees and expenses	1,900,000	0.9%
Audit fees and expenses	300,000	0.6%
“Road show” expenses and miscellaneous costs	1,321,619	0.1%

Total	$4,139,800	1.9%

All amounts in the table are estimated, except the Securities and Exchange Commission registration fee, the NYSE listing fee and the Financial Industry Regulatory Authority filing fee, and accordingly are subject to change.

The total underwriting discounts that we and the selling shareholders will be required to pay will be approximately $         million and $         million,     % and     %, of the gross proceeds of this offering, respectively, assuming no exercise of the over-allotment option.

We will not receive any proceeds from the sale by the selling shareholders of ADSs in this offering.

LEGAL MATTERS

The validity of the preferred shares and other matters governed by Panamanian law will be passed upon for us and the selling shareholders by Icaza, González-Ruiz & Alemán, P.O. Box 0823-02435, Panama. Certain matters of New York law will be passed upon for us and the selling shareholders by Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York. Certain matters of Colombian law will be passed upon for us by Gómez-Pinzón Zuleta Abogados S.A., Calle 67 No. 7-35 Oficinia 1204, Bogotá, Colombia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Arias, Fábrega & Fábrega, Panama City, Panama, with respect to Panamanian law, by Brigard & Urrutia Abogados S.A.S, Bogotá, Colombia, with respect to Colombian law, and by White & Case LLP, New York, New York with respect to New York law.

EXPERTS

Our consolidated financial statements, prepared in accordance with IFRS, as of January 1, 2011 and December 31, 2011 and 2012 and for each of the years ended December 31, 2011 and 2012, appearing in this prospectus and registration statement have been audited by Ernst & Young Audit S.A.S. (“Ernst & Young”), Calle 113 No. 7-80, Piso 3, Bogotá, Colombia, a Colombian member of Ernst & Young Global Limited, independent registered public accounting firm, as set forth in their report included in this prospectus, and are included in reliance upon Ernst & Young’s authority as experts in accounting and auditing.

Prior to the engagement of Ernst & Young as our independent registered public accounting firm, other member firms of Ernst & Young Global Limited were engaged to perform certain non-audit services, including in one instance services involving an incentive fee arrangement, that were inconsistent with the auditor independence rules of the U.S. Securities and Exchange Commission (the “SEC”) and U.S. Public Company Accounting Oversight Board (“PCAOB”). These engagements, which are permissible under our home country independence rules, and which were terminated or completed shortly after Ernst & Young’s appointment as our auditor in April 2012, were as follows:

•

A member firm of Ernst & Young Global Limited in Mexico provided tax advisory and expert services to two subsidiaries of ours related to a tax matter in Mexican court for a fee that was partially contingent on the outcome of the tax matter. Expert services and contingent fees are prohibited under the SEC and PCAOB auditor independence rules. The services commenced in March 2010 and concluded in June 2012. The court decision did not result in any subsequent change to our original accounting treatment of this tax matter.

•

A member firm of Ernst & Young Global Limited in Ecuador provided legal representation services beginning in November 2009 related to a tax matter that was in court for a subsidiary of ours. Legal services are prohibited under the SEC and PCAOB auditor independence rules. The services commenced in November 2009 and terminated in June 2012.

None of the members of the team who was involved in the audit process was involved in the activities described above.

Fees and total compensation collected by Ernst & Young Global Limited member firms in Mexico and Ecuador for the above-mentioned services amounted to approximately $65,000 and were insignificant in relation to the fees for our audit.

Notwithstanding the inconsistencies noted above with respect to the SEC and PCAOB auditor independence rules, Ernst & Young informed us that, after considering all the facts and circumstances and the impact that these matters may have had on its independence with respect to us, it believes it was and is capable of exercising objective and impartial judgment on all issues encompassed within the conduct of its audits of our consolidated financial statements.

Our Audit Committee also reviewed and considered the impact that these matters may have had on Ernst & Young’s independence with respect to us under the applicable SEC and PCAOB independence rules. After considering all the facts and circumstances, our Audit Committee determined that a reasonable investor with knowledge of all relevant facts and circumstances would conclude that Ernst & Young was and is capable of exercising objective and impartial judgment on all issues encompassed within their audit engagement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits and schedules thereto) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Following this offering, we will be subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and current reports on Form 6-K. You may inspect and copy reports and other information to be filed with the SEC at the Public Reference Room of the SEC at 100 F Street, N.W., Washington D.C. 20549, and copies of the materials may be obtained there at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, at which you can electronically access the registration statement and its materials.

As a foreign private issuer, we will not be subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we will not be required to prepare and issue quarterly reports. However, we will be required to file with the SEC, within four months of each fiscal year end, and we intend to furnish our shareholders upon request with, annual reports on Form 20-F containing consolidated financial statements audited by our independent auditors. We also intend to publish quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

ENFORCEMENT OF FOREIGN JUDGMENTS

We are a corporation (sociedad anónima) organized under the laws of the Republic of Panama. Most of our directors and officers and certain of the experts named in this prospectus reside outside of the United States, and all or a substantial portion of the assets of such persons and ours are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, including with respect to matters arising under the Securities Act or to effect the due process necessary to enforce judgments of courts of the United States against us or any of our directors and officers. We have been advised by our Panamanian legal counsel, Icaza, González-Ruiz & Alemán, that there is doubt as to the enforceability, in original actions in Panamanian courts, of liabilities predicated solely on the United States federal securities laws. Any judgment rendered by a U.S. court may be enforced in Panama through a suit on the judgment (exequatur), would be recognized and accepted by the courts of Panama and would be enforceable by the courts of Panama without a new trial or examination of the merits of the original action, provided due process had been granted to all parties and that the obligation the judgment is seeking to enforce is not illegal or against public policy in Panama. In addition, a copy of the foreign judgment would need to be translated and duly legalized by a Panamanian Consulate or by Apostille.

We have been advised by our Colombian counsel that the Colombian Supreme Court will determine whether to recognize a U.S. judgment predicated on the U.S. securities laws through a procedural system known under Colombian law as “exequatur.” Enforcement of U.S. judgments may require a separate court procedure.

The Colombian Supreme Court will recognize a foreign judgment, without reconsideration of the merits, only if the judgment satisfies the requirements of Articles 693 and 694 of Colombia’s Code of Civil Procedure (and following the entry into force on January 1, 2014 of Law 1,564 of 2012 (Código General del Proceso), of Articles 605, 606 and 607 of such law), provided that the party affected by the judgment was summoned in accordance with applicable rules. The Code of Civil Procedure and Law 1,564 of 2012 provide that the foreign judgment will be recognized if:

•

a treaty or convention exists between Colombia and the country where the judgment was granted or there is reciprocity in the recognition of foreign judgments between the courts of the relevant jurisdiction and the courts of Colombia;

•	the foreign judgment does not relate to “in rem” rights vested in assets that were located in Colombia at the time the suit was filed;

•	the foreign judgment does not contravene or conflict with Colombian laws relating to public order other than those governing judicial procedures;

•

the foreign judgment, in accordance with the laws of the country in which it was obtained, is final and not subject to appeal, and a duly certified and authenticated copy of the judgment has been presented to the Colombian Supreme Court for its recognition;

•	the foreign judgment does not refer to any matter upon which Colombian courts have exclusive jurisdiction;

•

no proceeding is pending in Colombia with respect to the same cause of action, and no final judgment has been awarded in any proceeding in Colombia on the same subject matter and between the same parties;

•

in the proceeding commenced in the foreign court that issued the judgment, the defendant was served in accordance with the law of such jurisdiction and in a manner reasonably designed to give the defendant an opportunity to defend itself against the action; and

•	the Colombian Supreme Court has granted exequatur upon the foreign judgment.

The United States and Colombia do not have a bilateral treaty providing for automatic reciprocal recognition and enforcement of judgments in civil and commercial matters. The Colombian Supreme Court, which is the only Colombian court that can recognize foreign judgments, has generally accepted that reciprocity exists when it has been proven that either a U.S. court has recognized a Colombian judgment or that a U.S. court would recognize a foreign judgment, including a judgment issued by a Colombian court. However, the Colombian legal system is not based on precedents and exequatur decisions are made on a case-by-case basis.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements (IFRS)

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Avianca Holdings, S.A.

We have audited the accompanying consolidated statements of financial position of Avianca Holdings, S.A. and subsidiaries as of December 31, 2012 and 2011 and January 1, 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2012 and 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avianca Holdings, S.A. and subsidiaries at December 31, 2012 and 2011 and January 1, 2011, and the results of their operations and their cash flows for the years ended December 31, 2012 and 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Ernst & Young Audit S.A.S.

Bogota, Colombia

June 21, 2013

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Consolidated Statements of Financial Position

(In USD thousands, except share and per share data)

	Notes	As of December 31, 2012	As of December 31, 2011	As of January 1, 2011
Assets
Current assets:
Cash and cash equivalents	7	$402,997	$288,726	$274,171
Restricted cash	7	6,547	1,815	7,753
Available-for-sale securities		19,460	—	6,500
Accounts receivable, net of provision for doubtful accounts	8	202,962	186,353	161,349
Accounts receivable from related parties	9	29,427	7,836	9,716
Expendable spare parts and supplies, net of provision for obsolescence	10	48,796	45,235	48,079
Prepaid expenses	11	54,512	51,603	43,333
Assets held for sale	12	9,832	28,339	9,091
Deposits and other assets	13	105,028	295,609	194,102

Total current assets		879,561	905,516	754,094
Non-current assets:
Available-for-sale securities		13,165	30,052	25,123
Deposits and other assets	13	221,558	221,712	181,644
Accounts receivable, net of provision for doubtful accounts	8	64,540	41,755	34,950
Accounts receivable from related parties	9	24,001	56,167	55,890
Intangible assets	15	344,908	340,496	331,515
Deferred tax assets	28	73,644	70,513	76,693
Property and equipment, net	14	2,699,546	2,309,477	2,156,795

Total non-current assets		3,441,362	3,070,172	2,862,610

Total assets		$4,320,923	$3,975,688	$3,616,704

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Consolidated Statements of Financial Position

(In USD thousands, except share and per share data)

	Notes	As of December 31, 2012	As of December 31, 2011	As of January 1, 2011
Liabilities and equity
Current liabilities:
Current portion of long-term debt	17	$282,145	$283,520	$285,000
Accounts payable	18	488,568	449,695	366,460
Accounts payable to related parties	9	7,309	13,746	2,909
Accrued expenses	19	181,802	119,235	101,674
Provisions for legal claims	29	7,903	11,060	43,021
Provisions for return conditions	20	7,598	10,987	10,939
Employee benefits	21	57,241	44,390	45,675
Air traffic liability		468,789	417,745	389,957
Other liabilities		29,470	38,333	40,914

Total current liabilities		1,530,825	1,388,711	1,286,549
Non-current liabilities:
Long-term debt	17	1,572,299	1,375,994	1,505,912
Accounts payable	18	3,041	19,596	35,052
Provisions for return conditions	20	59,297	57,792	27,807
Employee benefits	21	400,831	340,366	317,016
Deferred tax liabilities	28	2,528	2,134	1,008

Total non-current liabilities		2,037,996	1,795,882	1,886,795

Total liabilities		3,568,821	3,184,593	3,173,344

Equity:	23
Common stock		92,675	92,675	100,163
Preferred stock		19,473	19,988	—
Additional paid-in capital on common stock		263,178	263,178	284,444
Additional paid-in capital on preferred stock		270,061	279,112	—
Retained earnings		68,153	96,167	21,317
Revaluation and other reserves		25,418	27,059	25,510

Total equity attributable to the Company		738,958	778,179	431,434
Non-controlling interest		13,144	12,916	11,926

Total equity		752,102	791,095	443,360

Total liabilities and equity		$4,320,923	$3,975,688	$3,616,704

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Consolidated Statements of Comprehensive Income

(In USD thousands, except share and per share data)

		For the year ended December 31,
	Notes	2012	2011
Operating revenue:
Passenger	24	$3,550,559	$3,182,953
Cargo and other	24	719,097	611,475

Total operating revenue		4,269,656	3,794,428

Operating expenses:
Flight operations		84,774	79,934
Aircraft fuel		1,305,396	1,123,547
Ground operations		321,552	279,607
Aircraft rentals		255,566	214,861
Passenger services		132,823	115,049
Maintenance and repairs		222,705	228,280
Air traffic		169,650	177,407
Sales and marketing		522,645	500,822
General, administrative and other		206,666	184,700
Salaries, wages and benefits		644,901	561,331
Depreciation, amortization and impairment	14,15	122,080	126,507

Total operating expenses		3,988,758	3,592,045

Operating profit		280,898	202,383

Interest expense		(122,112)	(90,778)
Interest income		25,006	33,649
Derivative instruments		(24,042)	(3,164)
Foreign exchange		(56,788)	1,600

Profit before income tax		102,962	143,690

Income tax expense — current	28	(49,884)	(31,881)
Income tax expense — deferred	28	(14,821)	(11,933)

Total income tax expense		(64,705)	(43,814)

Net profit for the year		$38,257	$99,876

See accompanying notes to Consolidated Financial Statements.

		For the year ended December 31,
	Notes	2012	2011
Net profit for the year		$38,257	$99,876
Other comprehensive income (loss):
Actuarial losses	21	(55,012)	(34,702)
Net change in fair value of available-for-sale securities		3,775	3,970
Effective portion of changes in fair value of hedging instruments	23	3,697	—
Revaluation of administrative property		(1,641)	1,549
Income tax on other comprehensive income	28	9,975	6,696

Other comprehensive income (loss), net of income tax		(39,206)	(22,487)

Total comprehensive income for the year		$(949)	$77,389

Profit attributable to:
Equity holders of the parent		$35,141	$98,886
Non-controlling interest		3,116	990

Net profit		$38,257	$99,876

Total comprehensive income (loss) attributable to:
Equity holders of the parent		$(4,065)	$76,399
Non-controlling interest		3,116	990

Total comprehensive income		$(949)	$77,389

Basic and diluted earnings per share	16
Common stock		$0.04	$0.11
Preferred stock		$0.04	$0.11

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Consolidated Statements of Changes in Equity

(In USD thousands, except share and per share data)

		Common stock		Preferred stock		Additional paid-in capital			Retained earnings	Equity attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock	Revaluation and other reserves
Balance at January 1, 2011		801,307,920	$100,163	—	$—	$284,444	$—	$25,510	$21,317	$431,434	$11,926	$443,360
Net profit		—	—	—	—	—	—	—	98,886	98,886	990	99,876
Other comprehensive income for the period	23	—	—	—	—	—	—	1,549	(24,036)	(22,487)	—	(22,487)
Issue of preferred stock	23	—	—	100,000,000	12,500	—	257,846	—	—	270,346	—	270,346
Conversion of common stock to preferred stock	23	(59,907,920)	(7,488)	59,907,920	7,488	(21,266)	21,266	—	—	—	—	—

Balance at December 31, 2011		741,400,000	92,675	159,907,920	19,988	263,178	279,112	27,059	96,167	778,179	12,916	791,095

Net profit		—	—	—	—	—	—	—	35,141	35,141	3,116	38,257
Other comprehensive income for the period	23	—	—	—	—	—	—	(1,641)	(37,565)	(39,206)	—	(39,206)
Dividends paid	23	—	—	—	—	—	—	—	(25,590)	(25,590)	—	(25,590)
Purchase of treasury stock	23	—	—	(4,123,491)	(515)	—	(9,051)	—	—	(9,566)	—	(9,566)
Other		—	—	—	—	—	—	—	—	—	(2,888)	(2,888)

Balance at December 31, 2012		741,400,000	$92,675	155,784,429	$19,473	$263,178	$270,061	$25,418	$68,153	$738,958	$13,144	$752,102

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Consolidated Statements of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2012	2011
Cash flows from operating activities:
Net profit for the year	$38,257	$99,876
Adjustments for:
Provision for doubtful accounts	(10,000)	(1,470)
Provision for inventory obsolescence	(705)	(578)
Deferred tax	14,821	11,933
Current tax	49,884	31,881
Depreciation, amortization and impairment	122,080	126,507
Stock appreciation rights	4,032	—
Provisions	9,920	46,869
Net expense from pensions plans	32,706	29,474
Interest expense	122,112	90,778
Interest income	(25,006)	(33,649)
Gain on disposal of assets	(18,383)	(8,832)
Valuation of derivative instruments	24,042	3,164
Foreign exchange	(25,959)	3,932
Accounts receivable	(30,647)	(77,469)
Expendable spare parts and supplies	(10,298)	3,423
Prepaid expenses	(2,909)	(8,270)
Deposits with lessors	62,658	(15,313)
Accounts payable and accrued expenses	(10,796)	82,685
Air traffic liability	51,042	27,787
Provisions	(11,804)	(16,836)
Pension liabilities	21,942	(45,980)

Cash provided by operating activities	406,989	349,912
Income tax paid	(15,763)	(19,600)

Net cash provided by operating activities	391,226	330,312
Cash flows from investing activities:
Available-for-sale securities	(2,573)	1,571
Restricted cash	(4,732)	5,938
Interest received	21,872	18,061
Advance payments on aircraft purchase contracts	(161,337)	(133,157)
Acquisition of property and equipment	(370,479)	(209,817)
Redemption of (investment in) in certificates of bank deposits	154,930	(103,756)
Acquisition of intangible assets	(15,769)	(11,986)
Proceeds from sale of property and equipment	74,037	57,950
Proceeds from sale of investments	3,246	4,017

Net cash (used in) investing activities	(300,805)	(371,179)

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Consolidated Statements of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2012	2011
Cash flows from financing activities:
Proceeds from loans and borrowings	465,074	229,943
Payments on loans and borrowings	(285,754)	(331,425)
Payments of financial lease liabilities	(9,785)	(26,054)
Dividends paid	(25,590)	—
Purchase of treasury stock	(9,566)	—
Acquisition of non-controlling interest and dissolution of subsidiary	(7,741)	—
Issuance of preferred stock	—	270,346
Interest paid	(109,894)	(85,809)

Net cash provided by financing activities	16,744	57,001
Effect of exchange rate on cash	7,106	(1,579)
Net increase in cash and cash equivalents	114,271	14,555
Cash and cash equivalents at beginning of year	288,726	274,171

Cash and cash equivalents at end of year	$402,997	$288,726

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

(1) Reporting entity

Avianca Holdings, S.A. (the “Company” or “Avianca Holdings, S.A.”) a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panamá City, Republic of Panamá, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, on March 10, 2010 the Company changed its corporate name to AviancaTaca Limited, and, on January 28, 2011 the Company changed its name to AviancaTaca Holding S.A and thereafter on March 3, 2011 the company changed its registered offices to Panamá. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (BVC) and is listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A.

The Company through its subsidiaries is provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling; transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Aerosur, Air Canada, Ocean Air Linhas Aereas, S.A., Delta Airlines, Iberia, Lufthansa, SATENA, Sky Airlines, United Airlines and US Airways. Avianca and Taca International are members of Star Alliance which give customers of the Company access to the routes, destinations and services of the Star Alliance network.

The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the hub airports, the Company also performs ground operations for third-party airlines.

The Company operates a frequent flyer program, (“LifeMiles”) that provides travel and other awards to members of the program based on accumulated mileage credits. The program supports growth and ensures greater operational flexibility by maximizing the number of partners and increasing the program’s attractiveness for a greater number of members.

At December 31, 2012, Avianca has a fleet of 163 aircraft consisting of:

Aircraft	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	—	10	10
Airbus A-319	14	18	32
Airbus A-320	30	21	51
Airbus A-321	1	4	5
Airbus A-330	1	8	9
Airbus A330F	1	—	1
ATR-42	5	6	11
Boeing 767	4	1	5
Cessna Grand Caravan	12	—	12
Embraer E-190	10	2	12
Fokker 100	5	—	5
Fokker 50	10	—	10

	93	70	163

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

(2) Basis of preparation

(a) Statement of compliance

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For all periods up to and including the year ended December 31, 2012, the Company prepared its Financial Statements in accordance with local generally accepted accounting practice (Colombian GAAP). These are the Company’s first Consolidated Financial Statements prepared in accordance with IFRS for the year ended December 31, 2012.

An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 33.

The Consolidated Financial Statements were authorized for issue by the Board of Directors on June 21, 2013.

(b) Basis of measurement

The Consolidated Financial Statements have been prepared on the historical cost basis, except certain assets and liabilities, which are measured at fair value, as set out in the specific accounting policy for such assets and liabilities.

(c) Functional and presentation currency

These Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

(d) Use of estimates and judgments

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Consolidated Financial Statements:

•

The Company has entered into lease contracts with respect to 70 aircraft. The Company has determined, based on the terms and conditions of the arrangements, that the significant risks and rewards of ownership of all these leased aircraft have not been transferred from the lessor, so it accounts for these lease contracts as operating leases.

•

The Company recognizes revenue from tickets that are expected to expire unused based on historical data and experience. Defining expected breakage requires management to make informed estimates about, among other things, the extent to which historical experience is an indication of the future customer behavior. Annually, or more frequently as the experience data suggests, the management reassesses the historical data and makes required adjustments.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

•

The Company operates certain aircraft under a financing structure which involves the creation of special purpose entities that acquire aircraft with bank and third-party financing. This relates to 31 aircraft from the A320 and A330 families and two B767 cargo aircraft. The Company has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities and therefore, SPEs are consolidated by the Company and these aircraft are shown in the Consolidated Statement of Financial Position as part of Property and Equipment with the corresponding debt shown as a liability.

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the Consolidated Financial Statements within the next financial year:

•

The Company believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax matter. The Company establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

•

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

•

The Company measures administrative land and buildings primarily in Bogota, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Company engaged independent valuation specialists to determine fair value as at December 31, 2012 and 2011, and January 1, 2011. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•

The Company assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Goodwill and indefinite-lived intangible assets are tested for impairment annually and at other times when such indicators exist. Impairment analysis requires the Company to estimate the value in use of the cash generating units to which goodwill is assigned.

•

The cost of defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

In determining the appropriate discount rate for pension plans in Colombia, management refers to market yields on Colombian Government bonds, since it is management’s judgment that there is no deep local market for high quality corporate bonds.

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

•

The Company estimates the fair value of miles awarded under the LifeMiles program by applying statistical techniques. Inputs to the models include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences.

(3) Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements, and have been applied consistently by all the Company’s entities.

(a) Basis of consolidation

Subsidiaries are entities controlled by Avianca Holdings S.A. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The accounting policies of subsidiaries have been aligned when necessary with the policies adopted by the Company.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

The following are the significant subsidiaries included within these financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2012	2011
Aerolíneas Galápagos Aerogal, S.A.	Ecuador	99.62%	99.62%
Avianca, S.A.	Colombia	99.98%	99.98%
Líneas Aéreas Costarricenses, S.A.	Costa Rica	92.37%	92.37%
Nicaragüense de Aviación, S.A.	Nicaragua	99.61%	99.61%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%
Tampa Cargo, S.A.	Colombia	100%	100%
Trans American Airlines, S.A.	Peru	100%	100%
Aerotaxis La Costeña, S.A.	Nicaragua	51%	51%
Isleña de Inversiones	Honduras	100%	100%
Servicios Aéreos Nacionales, S.A.	Costa Rica	100%	100%
Aerospace Investments Limited	Bahamas	100%	100%
Aviation Leasing Services, Inc.	Panama	100%	100%
Aviation Leasing Services, Investment	Panama	100%	100%
AVSA Properties 2, Inc.	Panama	100%	100%
AVSA Properties, Inc.	Panama	100%	100%
Intercontinental Equipment Corp.	Bahamas	100%	100%
Little Plane Five Limited	Bahamas	100%	100%
Little Plane Limited	Bahamas	100%	100%
Little Plane Six Limited	Bahamas	100%	100%
Little Plane Two Limited	Bahamas	100%	100%
Southern Equipment Corp.	Bahamas	100%	100%
Turboprop Limited	Bahamas	68%	51%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Ronair	Curaçao	100%	100%
Avianca Inc.	USA	100%	100%
LifeMiles Corp., S.A.	Panama	100%	100%
Tampa Cargo Logistic	USA	100%	100%
The Consolidated Financial Statements also include 41 special purpose entities that, relate to the Company’s aircraft leasing activities.

(b) Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the Consolidated Financial Statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

(c) Foreign currency

Foreign currency transactions

These Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency.

Transactions in foreign currencies are initially recorded in the functional currency at the respective spot rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated to the spot rate of exchange ruling at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at a revalued amount in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Foreign operations

Assets and liabilities of foreign operations included in Consolidated Statement of Financial Position are translated using the closing exchange rate on the date of the Consolidated Statement of Financial Position. The revenues and expenses of each income statement account are translated at monthly average rates; and all the resultant exchange differences are shown as a separate component in other comprehensive income.

(d) Business combinations

Business combinations are accounted for using the acquisition method in accordance with IFRS 3 “Business Combinations”. The consideration for an acquisition is measured at acquisition date fair value of consideration transferred including the amount of any non-controlling interests in the acquiree. Acquisition costs are expensed as incurred and included in administrative expenses.

When the Company acquires a business, it measures at fair value the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts.

Goodwill is initially measured as excess of the aggregate of the consideration transferred to the seller for the acquire, including the amount recognized for non-controlling interest over the fair value of identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the acquisition, irrespective of whether other assets or liabilities of the acquire are assigned to those units.

(e) Revenue recognition

In accordance with IAS 18, revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and revenue can be reliably measured. Revenue is measured at the

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

(i)	Passenger and cargo transportation

The Company recognizes revenue from passenger and cargo transportation as earned when the service is rendered.

The Company is required to charge and collect certain taxes and fees on its passenger tickets. These taxes and fees include transportation taxes, airport passenger facility charges and arrival and departure taxes. These taxes and fees are legal assessments on the customer. As the Company has a legal obligation to act as a collection agent with respect to these taxes and fees, such amounts are not included within passenger revenue. The Company records a liability when the amounts are collected and derecognizes the liability when payments are made to the applicable government agency or operating carrier.

A significant portion of the ticket sales are processed through major credit card companies, resulting in accounts receivable which are generally short-term in duration and typically collected prior to the recognition of revenue. Credit risk associated with these receivables is minimal.

Cargo is carried out in a dedicated freighter fleet and, to the extent of excess capacity, in the bellies of passenger aircraft.

(ii)	Aircraft operating leases

Aircraft operating lease income is recognized as other revenue in the Consolidated Statement of Comprehensive Income when it is earned, according to the terms of each lease agreement.

(iii)	Frequent flyer

The Company operates a frequent flyer loyalty program known as “LifeMiles” which is designed to retain and increase travelers’ loyalty by offering incentives to travelers for their continued patronage. Under the LifeMiles program, miles are earned by flying on the Company’s airlines or its alliance partners and by using the services of program partners for such things as credit card use, hotel stays, car rentals, and other activities.

The fair value of consideration in respect of initial sale is allocated between the miles and other components of the sale including breakage. Revenue allocated to the reward credits is deferred within “Air traffic liability” until redemption. The amount of revenue deferred is measured based on management’s estimate of the fair value of the expected awards for which the points will be redeemed.

(f) Air traffic liability

Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. Revenue from the sale of passenger tickets that have not been used, or the amount of revenue attributable to the unused portion of a ticket sold, is deferred, and the respective amount is reflected as “Air traffic liability” in the Consolidated Statement of Financial Position.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

Fares for unused tickets that are expected to expire are recognized as revenue based on historical data and experience. The Company performs periodic evaluations of this liability, and any resulting adjustments, which can be significant, are recorded in the Consolidated Statement of Comprehensive Income. These adjustments relate primarily to the differences arising from actual events and circumstances such as historical fare sale activity and customer travel patterns which may result in refunds, exchanges or forfeited tickets differing significantly from estimates. The Company evaluates its estimates and assumptions and adjusts air traffic liability and passenger revenues as necessary.

(g) Income tax

Income tax expense comprises current and deferred taxes and is accounted for in accordance with IAS 12 “Income Taxes”.

(i)	Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in equity or in other comprehensive income is recognized in the Consolidated Statement of Changes in Equity or Consolidated Statement of Comprehensive Income, respectively. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

(ii)	Deferred income tax

Deferred tax is recognized for temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax is recognized for all taxable temporary differences, except:

•

Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•

In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax laws enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but the Companyintends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

(h) Property and equipment

(i)	Recognition and measurement

Flight equipment, property and other equipment are measured at cost less accumulated depreciation and accumulated impairment losses in accordance with IAS 16 “Property, Plant and Equipment”.

Property, operating equipment, and improvements that are being built or developed for future use by the Company are recorded at cost as under-construction assets. When under-construction assets are ready for use, the accumulated cost is reclassified to the respective property and equipment category.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gain and losses on disposal of an item of flight equipment, property and equipment are determined by comparing the proceeds from disposal with the carrying amount.

(ii)	Subsequent costs

The costs incurred for major maintenance of an aircraft’s fuselage and engines are capitalized and depreciated until the shorter period to the next scheduled maintenance or return of the asset. The depreciation rate is determined according to the asset’s expected useful life based on projected cycles and flight hours. Routine maintenance expenses of aircraft and engines are charged to income as incurred.

(iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in the Consolidated Statement of Comprehensive Income on a straight-line basis over the estimated useful lives of flight equipment, property and other equipment, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Rotable spare parts for flight equipment are depreciated on the straight-line method, using rates that allocate the cost of these assets over the estimated useful life of the related aircraft. Land is not depreciated.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

Estimated useful lives are as follows:

Estimated useful life (years)
Flight equipment:
Short and medium-haul aircraft	30
Long-haul aircraft	30
Aircraft components and engines	30
Aircraft major repairs	4 – 12

Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement

Property	20

Administrative buildings	50

Vehicles	4 – 10

Machinery and equipment	4 – 10

Residual values, amortization methods and useful lives of the assets are reviewed and adjusted, if appropriate, at each reporting date.

The carrying value of flight equipment, property and other equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

The Company receives credits from manufacturers on acquisition of certain aircraft and engines that may be used for the payment of maintenance services training, acquisition of spare parts and others. These credits are recorded as a reduction the cost of acquisition of the related aircraft and engines and against other accounts receivable. These amounts are then charged to expense or recorded as an asset, when the credits are used to purchase additional goods or services. In the case of operating leases, these credits are deferred and reduce operating lease expense on a straight line basis during the term of the respective agreement.

(iv)	Revaluation and other reserves

Administrative property in Bogota, El Salvador, and San Jose is recorded at fair value less accumulated depreciation on buildings and impairment losses recognized at the date of revaluation. Valuations are performed with sufficient frequency to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. A revaluation reserve is recorded in other comprehensive income and credited to the asset revaluation reserve in equity. However, to the extent that it reverses a revaluation deficit of the same asset previously recognized in profit or loss, the increase is recognized in profit and loss. A revaluation deficit is recognized in the income statement, except to the extent that it offsets an existing surplus on the same asset recognized in the asset revaluation reserve. An annual transfer from the asset revaluation reserve to retained earnings is made for the difference between depreciation based on the revalued carrying amount of the asset and depreciation based on the asset’s original cost. Additionally, accumulated depreciation as at the revaluation date is eliminated against the gross carrying amount of the asset and the net amount is

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

restated to the revalued amount of the asset. Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

(i) Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases in accordance with IAS 17 “Leases”. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in interest (expense) income in the income statement.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the Consolidated Statement of Comprehensive Income on a straight-line basis over the lease term.

Gains or losses related to sale-leaseback transactions classified as an operating lease after the sale are accounted for as follows:

(i)	They are immediately recognized as other (expense) income when it is clear that the transaction is established at fair value;

(ii)	If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however, if the loss is compensated by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term;

(iii)	In the event of the sale price is higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

If the sale-leaseback transactions results in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term.

During the years ended December 31, 2012 and 2011, the Company recognized a net gain of $6,568 and $723 related to sale-and-leaseback transactions, which are recognized in the Statement of Comprehensive Income.

(j) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets in accordance with IAS 23 “Borrowing Costs”. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. As of December 31, 2012 and 2011, the Company capitalized borrowing costs amounting of $3,466 and $8,292 respectively.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

(k) Intangible assets

Intangible assets acquired separately are initially measured at cost in accordance with IAS 38 “Intangible Assets”. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is reflected in the Consolidated Statement of Comprehensive Income in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at the end of each reporting period. Changes in the expected useful life or in the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statement of Comprehensive Income within depreciation and amortization.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains and losses arising from the de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statement of Comprehensive Income when the asset is derecognized.

The Company’s intangible assets include the following:

(i)	Software

Acquired computer software licenses are capitalized on the basis of cost incurred to acquire, implement and bring the software into use. Costs associated with maintaining computer software programs are expensed as incurred. In case of development or improvement to systems that will generate probable future economic benefits, the Company capitalizes software development costs, including directly attributable expenditures on materials, labor, and other direct costs.

Acquired software cost is amortized on a straight line basis over its useful life, with a maximum of three years.

Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight-line basis over the term of the contract. Amortization expense is recognized in the Consolidated Statement of Comprehensive Incomes.

(ii)	Client base, routes and trademarks

Client base, routes and trademarks are carried at cost, less any accumulated amortization and impairment. The useful life of intangible assets associated with client base, routes and trademark rights are based on management’s assumptions of estimated future economic benefits. These intangible assets are amortized over their useful lives of between two and thirteen years.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

(iii)	Contract-based intangible assets

The useful life of intangible assets associated with contract rights and obligations is based on the term of the contract and are carried at cost, less accumulated amortization and related impairment.

(l) Financial instruments – initial recognition and subsequent measurement

(i).	Financial assets

Financial assets within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are classified into one of the following categories upon initial recognition: (a) financial assets at fair value through profit or loss, (b) loans and receivables, (c) held-to-maturity investments, (d) available-for-sale financial assets,.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Derivatives, including those designated as hedging instruments in hedge relationships are also classified as fair value through profit or loss unless they are designated as effective hedging instruments. Financial assets at fair value through profit or loss are measured at fair value and changes therein, which take place into account any dividend income, are recognized in Consolidated Statement of Comprehensive Income as financial income or financial costs.

The Company has not designated any financial assets upon initial recognition at fair value through profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition receivables are measured at amortized cost using the effective interest rate method, less a provision for impairment, if any.

Loans and receivables comprise cash and cash equivalents, deposits and trade and other receivables.

Held-to-maturity financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses.

The Company does not have any held-to-maturity financial assets.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, such assets are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and included within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to the Consolidated Statement of Comprehensive Income.

(ii).	Impairment of financial assets

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists either individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, the asset is grouped with other financial assets with similar credit risk characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate (“EIR”).

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the Consolidated Statement of Comprehensive Income. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for purpose of measuring the impairment loss. The interest income is recorded as part of financial income in the Consolidated Statement of Comprehensive Income.

If, in a subsequent year, the amount of the estimated impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed with the amount of the reversal recognized in the Consolidated Statement of Comprehensive Income.

Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component of interest income.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in the Consolidated Statement of Comprehensive Income. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired

•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and it has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Company’s continuing involvement in it.

In that case, an associated liability is also recognized. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations which have been retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that could be required to be repaid.

(iii).	Financial liabilities

Financial liabilities within the scope of IAS 39 are measured at measure all financial liabilities at amortized cost using the effective interest method, except for liabilities classified as financial liabilities at fair value through profit or loss, loan commitments, and financial guarantee contracts. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value including directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, bank overdrafts, loans and borrowings, financial guarantee contracts, derivative financial instruments and finance lease obligations.

Subsequent measurement

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the Consolidated Statement of Comprehensive Income.

The Company has not designated any financial liabilities upon initial recognition as at fair value through profit or loss.

Loans and borrowings carried at amortized cost

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the Consolidated Statement of Comprehensive Income when the liabilities are derecognized.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in interest expense in the Consolidated Statement of Comprehensive Income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the Consolidated Statement of Comprehensive Income.

(iv).	Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(v).	Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 27.

(m) Derivative financial instruments and hedge accounting

The Company uses derivative financial instruments such as forward currency contracts, interest rate contracts and forward commodity contracts to hedge its foreign currency risks, interest rate risks and commodity price risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into. Subsequent to initial recognition, derivatives are carried at fair value as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Company’s expected purchase, sale or usage requirements are held at cost.

Any gains or losses arising from changes in the fair value of derivatives are taken directly into the Consolidated Statement of Comprehensive Income, except for the effective portion of derivatives assigned as cash flow hedges, which is recognized in other comprehensive income.

Cash flow hedges

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges which meet the strict criteria for hedge accounting are accounted for as follows:

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the equity, while any ineffective portion of cash flow hedge related to operating and financing activities is recognized immediately in the Consolidated Statement of Comprehensive Income.

Amounts recognized as other comprehensive income are transferred to the Consolidated Statement of Comprehensive Income when the hedged transaction affects earnings, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the Consolidated Statement of Comprehensive

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

Income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

The Company uses forward currency contracts as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in the commodity prices. Refer to Note 26 for more details.

Current versus non-current classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or non-current or separated into a current and non-current portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where the Company will hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as non-current (or separated into current and non-current portions) consistent with the classification of the underlying item.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non-current portion only if a reliable allocation can be made.

(n) Expendable spare parts and supplies

Expendable spare parts relating to flight equipment are measured at the lower of average cost or net realizable value. Net realizable value is the estimated selling price, less selling expenses. Supplies are charged to the Consolidated Statement of Comprehensive Income when used.

(o) Impairment of non-financial assets

The Company assesses in accordance with IAS 36 “Impairment of Assets” at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (“CGU”) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account,

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, or other available fair value indicators.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the Consolidated Statement of Comprehensive Income in those expense categories consistent with the nature of the impaired asset, except for a property previously revalued where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is tested for impairment annually as of the year end and when circumstances indicate that the carrying value of the cash generating unit to which is pertains may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(p) Cash and cash equivalents

Cash and cash equivelente in the statement of financial position comprise cash at banks and on hand and short-term deposits with original maturity of three months or less.

For the purpose of the Consolidated Statement Cash Flows, cash and cash equivalents consist of cash and short-term deposits as defined above, net of outstanding bank overdrafts, if any.

(q) Maintenance deposits

Maintenance deposits correspond to deposits paid to lessors based on cycles, flight hours, or fixed monthly amounts, depending on the specific nature of each provision. Rates used for the calculation and monthly amounts are specified in each lease agreement. Certain maintenance deposits paid to aircraft lessors are recorded within “Deposits and other assets” to the extent that such amounts are expected to be used to fund future maintenance activities. Deposits that are not probable of being used to fund future maintenance activities are expensed as incurred.

The maintenance deposits refer to payments made by the Company to leasing companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

maintenance deposits and believes that the values reflected in the Consolidated Statement of Financial Statement are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to the Company after termination of the contracts. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occurs when the amounts used in future maintenance services are lower than the amounts deposited. Any excess amounts expected to be retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Payments related to maintenance that the Company does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

(r) Security deposits for aircraft and engines

The Company must pay security deposits for certain aircraft and engine lease agreements. Reimbursable aircraft deposits are stated at cost.

Deposits that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Such assets are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate.

Deposits for guarantee and collateral for lease agreements

Deposits for guarantee and collateral are represented by amounts deposited with lessors, as required at the inception of the lease agreements. The deposits are typically denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

(s) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

Provisions are set up for all legal claims related to lawsuits for which it is probable that an outflow of funds will be required to settle the legal claims obligation and a reasonable estimate can be made. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, available case law, the most recent court decision and their relevance in the legal system, as well as the assessment of legal counsel.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financial cost.

For certain operating leases, the Company is contractually obligated to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease. Restitution costs are based on the net present value of the estimated average costs of

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

returning the aircrafts and are recognized in the Consolidated Statement of Comprehensive Income in “Maintenance and repairs.” These costs are reviewed annually and adjusted as appropriate.

(t) Employee benefits

The Company sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Company has also agreed to provide certain additional post-employment benefits to senior employees in Colombia. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on Colombian Government bonds), and less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by the Social Security Institute and private pension funds. Plan assets are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

The Company early adopted IAS 19 Employee Benefits (2011) in connection with its initial application of January 1, 2011.

Under IAS 19 (2011), the Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period. It takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The net interest on the net defined benefit liability (asset) comprises:

•	interest cost on the defined benefit obligation; and

•	interest income on plan assets.

(i).	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an expense in the Consolidated Statement of Comprehensive Income when they are due.

(ii).	Termination benefits

Termination benefits are recognized as an expense at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

(u)	Stock appreciation rights

Since March 2012, the Company has operated a stock appreciation rights plan (the “Share Plan”) whereby eligible participants receive cash payments if certain market and non market vesting

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

conditions are met. The Company accounts for the Share Plan as a cash-settled share based payment in accordance with the provisions of IFRS 2 “Share-based payments”, whereby the Company accrues a liability at the end of each reporting period based on the estimated fair value of the awards expected to be redeemed, as determined using the Turnbull-Wakeman pricing model.

(v) Prepaid expenses

(i)	Prepaid commissions

Commissions paid for tickets sold are recorded as prepaid expenses and expensed when the tickets are used.

(ii)	Prepaid rent

Prepaid rent for aircraft corresponds to prepaid contractual amounts that will be applied to future lease payments over a term of less than one year.

(w) Interest income and interest expense

Interest income comprises interest income on funds invested (including available-for-sale financial assets), changes in the fair value of financial assets at fair value through the Consolidated Statement of Comprehensive Income and gains on interest rate hedging instruments that are recognized in the Consolidated Statement of Comprehensive Income. Interest income is recognized as accrued in the Consolidated Statement of Comprehensive Income, using the effective interest rate method.

Interest expense comprises interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through the Consolidated Statement of Comprehensive Income, and losses on interest rate hedging instruments that are recognized in the Consolidated Statement of Comprehensive Income. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the Consolidated Statement of Comprehensive Income using the effective interest method.

(4) Standards issued but not yet effective

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2012, and have not been applied in preparing these Consolidated Financial Statements. Standards issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below. The following is a list of standards and interpretations issued which the Company reasonably expects may have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards, if applicable, when they become effective.

IAS 1 Financial Statement Presentation — Presentation of Items of Other Comprehensive Income (“OCI”)

The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time would be presented separately from items that will

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

never be reclassified. The amendment affects presentation only and has no impact on the Company’s financial position or performance. The amendment becomes effective for annual periods beginning on or after July 1, 2012.

IAS 27 Separate Financial Statements (as revised in 2011)

As a consequence of the new IFRS 10 “Consolidated Financial Statements” and IFRS 12 “Disclosure of Interests in Other Entities”, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities, and associates in separate financial statements. The Company does not present separate financial statements. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 “ Joint Arrangements” and IFRS 12, IAS 28 has been renamed IAS 28 “Investments in Associates and Joint Ventures”, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after January 1, 2013. The amendment is not expected to have a material impact on the financial statements of the Company.

IAS 32 Financial Instruments: Disclosure and Presentation

The amendments to IAS 32 clarify certain aspects because of diversity in application of the requirements on offsetting including the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements. The Company is currently assessing the impact that these amendments will have on the financial position and performance. The amendments become effective to the annual periods on or after January 1, 2014.

IFRS 7 Financial Instruments: Disclosures

The amendments to IFRS 7 require disclosures that will allow financial statement users to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position. The Company is currently assessing the impact that these amendments will have on the financial position and performance. The amendments become effective for annual periods beginning on or after January 1, 2013.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the course of 2013. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but is not expected to have an impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when issued, to provide a comprehensive overview of implication of IFRS 9.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27 “Consolidated and Separate Financial Statements” that addresses the accounting for Consolidated Financial Statements. It also includes the issues raised in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. This standard becomes effective for annual periods beginning on or after January 1, 2013. This standard is not expected to have a material impact on the financial statements of the Company.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly controlled Entities — Non-monetary Contributions by Venturers”. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. This standard becomes effective for annual periods beginning on or after January 1, 2013. This standard is not expected to have a material impact on the financial statements of the Company.

IFRS 12 Disclosure of Involvement with Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to Consolidated Financial Statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Company is currently assessing the impact that this standard will have on the financial position and performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

(5) Segment information

The Company has determined that it has a single operating segment: air transportation.

The Company’s revenues by geographic area for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
North America	$596,783	$574,478
Central America and the Caribbean	613,942	601,549
Colombia	1,765,642	1,510,916
South America (ex-Colombia)	1,075,801	915,350
Other	217,488	192,135

Total operating revenue	$4,269,656	$3,794,428

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

The Company allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area.

(6) Financial risk management

The Company has exposure to different risks from its use of financial instruments, namely credit risk, liquidity risk, and market risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these Consolidated Financial Statements.

(a) Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has established the Risk Management Committee, which is responsible for developing and monitoring the Company’s risk management policies. The Committee reports regularly to the Board of Directors on its activities.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(b) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment in securities.

The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with counterparties with which the Company has signed “International Swaps and Derivatives Association Master Agreements”. Given their high credit ratings, management does not expect any counterparty to fail to meet its contractual obligations.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period was as follows:

	Notes	December 31, 2012	December 31, 2011	January 1, 2011
Available-for-sale securities		$32,625	$30,052	$31,623
Accounts receivable, net of provision for doubtful accounts	8	267,502	228,108	196,299
Cash and cash equivalents	7	402,997	288,726	274,171
Current restricted cash	7	6,547	1,815	7,753
Non — current restricted cash	13	47,406	40,159	40,476
Fair value of derivative instruments — assets	13	10,085	13,619	24,706

Total		$767,162	$602,479	$575,028

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

(c) Receivables, net

The Company’s exposure to credit risk is influenced by the individual characteristics of each customer. The demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk.

Additionally, the Company is not exposed to significant concentrations of credit risk since most accounts receivable arise from sales of airline tickets to individuals through travel agencies in various countries, including virtual agencies and other airlines. These receivable are short term in nature and are generally settled shortly after the sales are made through major credit card companies.

Cargo-related receivables present a higher credit risk than passenger sales given the nature of processing payment for these sales. The Company is implementing measures to reduce this credit risk for example by reducing the payment terms and affiliating cargo agencies to the IATA Cargo Account Settlement Systems (“CASS”). CASS is designed to simplify the billing and settling of accounts between airlines and freight forwarders. It operates through an advanced global web-enabled e-billing solution.

There are no significant concentrations of credit risk at the Consolidated Statement of Financial Position date. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The following are the contractual maturities of non-derivative financial liabilities, including estimated interest payments. Amounts under the “Years” columns represent the contractual undiscounted cash flows of each liability.

As of December 31, 2012

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter
Short-term borrowings	$45,021	$45,413	$45,413	$—	$—	$—	$—
Long-term debt	1,516,869	1,740,321	239,545	251,619	232,054	187,164	829,939
Bonds	282,769	399,132	26,332	67,843	66,558	62,470	175,929
Finance lease liabilities	9,785	13,262	6,899	5,775	588	—	—

Total debt	1,854,444	2,198,128	318,189	325,237	299,200	249,634	1,005,868
Accounts payable	491,609	491,609	488,568	159	848	1,017	1,017

Contractual maturities	$2,346,053	$2,689,737	$806,757	$325,396	$300,048	$250,651	$1,006,885

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

As of December 31, 2011

		Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter
Short-term borrowings	$64,876	$65,390	$65,390	$—	$—	$—	$—
Long-term debt	1,311,210	1,513,469	207,396	199,933	187,134	180,039	738,967
Bonds	257,374	400,168	26,448	26,362	64,054	62,520	220,784
Finance lease liabilities	26,054	40,164	13,756	13,756	12,064	588	—

Total debt	1,659,514	2,019,191	312,990	240,051	263,252	243,147	959,751
Accounts payable	469,291	469,291	449,695	17,571	595	715	715

Contractual maturities	$2,128,805	$2,488,482	$762,685	$257,622	$263,847	$243,862	$960,466

As of January 1, 2011

		Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter
Short-term borrowings	$37,309	$37,660	$37,660	$—	$—	$—	$—
Short-term bonds	3,613	3,613	3,613	—	—	—	—
Long-term debt	1,455,659	1,736,476	240,324	225,459	217,298	216,060	837,335
Bonds	263,509	424,974	24,452	27,093	25,885	63,575	283,969
Finance lease liabilities	30,822	53,920	13,756	13,756	13,756	12,064	588

Total debt	1,790,912	2,256,643	319,805	266,308	256,939	291,699	1,121,892
Accounts payable	401,512	401,512	366,460	31,748	972	1,166	1,166

Contractual maturities	$2,192,424	$2,658,155	$686,265	$298,056	$257,911	$292,865	$1,123,058

Sensitivity analysis

As of December 31, 2012, an average increase 1% in interest rates on long-term debt would be expected to decrease the Company’s income by $5,822 in 2013.

Interest rates for interest-bearing financial obligations are as follows:

	December 31, 2012
	Weighted average interest rate	Total
Short-term borrowings	3.31%	$45,021
Long-term debt and financial leases	3.26%	1,526,654
Bonds	9.25%	282,769

Total		$1,854,444

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

	December 31, 2011
	Weighted average interest rate	Total
Short-term borrowings	2.88%	$64,876
Long-term debt and financial leases	3.54%	1,337,264
Bonds	10.26%	257,374

Total		$1,659,514

	January 1, 2011
	Weighted average interest rate	Total
Short-term borrowings	2.77%	$37,309
Short-term bonds	7.00%	3,613
Long-term debt and financial lease	4.03%	1,486,481
Bonds	8.55%	263,509

Total		$1,790,912

(e) Market risk

Market risk is the risk that changes in market prices, such as foreign currency rates, interest rates and equity prices will affect the Company’s income or value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.

The Company enters into derivative contracts, and also incurs financial liabilities, in order to manage market risk. The market risk associated with commodity-price and interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

(f) Commodity risk

The Company maintains a commodity-price-risk management strategy that used derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity-price volatility. The operations of the Company require a significant volume of jet fuel purchases. Price fluctuations of oil, which are directly related with price fluctuations of jet fuel, cause market values of jet fuel to differ from its cost and cause the actual purchase price of jet fuel to differ from the anticipated price.

All such transactions are carried out within the guidelines set by the Risk Management Committee.

The Company utilizes crude oil and heating oil option contracts to hedge its exposure related to jet fuel price changes. Crude oil and heating oil option contracts are deemed to be a highly effective hedge because changes in their fair value are closely correlated with variations in jet fuel prices. The Company determines the fair value of option contracts by obtaining quotes from the applicable counterparty. Unrealized gains or losses related to fuel hedge positions recorded in the equity “Hedging reserve” are expected to be realized mainly in 2013.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

Sensitivity analysis

A change in 1% in jet fuel prices would have increased/ decreased profit or loss for the year by $13,127 (2011: $11,235). This calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in jet fuel price and underlying hedging contracts. The analysis is performed on the same basis for 2011.

(i) Foreign currency risk

Foreign currency risk is originated when the Company performs transactions and maintains monetary assets and liabilities in currencies that are different from the functional currency of the Company. Assets and liabilities in foreign currency are converted with the exchange rates at the end of the period, except for non-monetary assets and liabilities that are converted at the equivalent cost of the US dollar at the acquisition date and maintain at the historical rate. The results of operations are converted with the average exchange rates that were in place during the period. Earnings and losses deriving from exchange rates are included within “General and administrative and other” in the Consolidated Statement of Comprehensive Income.

The functional currency used by the Company is the US dollar in terms of setting prices for its services. The Company sells most of its services in prices equivalent to the US dollar and a large part of its expenses are denominated in US dollars or are indexed to the US dollar, particularly fuel costs, maintenance costs, aircraft leases, aircraft lease payments, insurance and aircraft components and accessories. Remuneration expenses are denominated in local currencies.

The Company maintains its cargo and passenger tariffs in US dollars. Even though sales in domestic markets are made in local currencies, prices are indexed to the US dollar.

Due to exchange controls in Venezuela, however, the Company often experiences additional delays converting cash generated from its local operations in Venezuela. The Company has a significant cash balance in bolivares, which currency is subject to Venezuelan exchange controls. In Venezuela, effective 2003, the authorities determined that all remittances abroad had to be approved by the Currency Management Commission or, CADIVI. Despite having availability of bolivares in Venezuela, we have certain restrictions that limit us from freely remitting such funds outside of Venezuela. Since 2003, the Venezuelan government decreed that all remittances abroad require the prior approval of CADIVI. During the years ended December 31, 2012 and 2011, the Company did not obtain approval for remittance of the total amount of funds requested and there was a pending amount to be authorized of $103,019 and $45,069, respectively

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

The summary quantitative data about the Company’s exposure to currency risk as reported to the Management of the Company based on its risk management policy was as follows:

	December 31, 2012			December 31, 2011			January 1, 2011
	USD	Pesos	Other	USD	Pesos	Other	USD	Pesos	Other
Accounts receivable, net of provision for doubtful accounts	$99,600	$111,778	$56,124	$96,406	$104,413	$27,289	$29,968	$153,412	$12,919
Secured long-term debt and bonds	(1,450,185)	(311,198)	(29,630)	(1,273,762)	(288,678)	—	(1,279,625)	(299,350)	—
Unsecured long-term debt	(63,431)	—	—	(97,074)	—	—	(197,897)	(14,040)	—
Accounts payable	(337,111)	(80,764)	(73,734)	(250,862)	(118,655)	(99,774)	(214,018)	(106,895)	(80,599)

Net financial position exposure	$(1,751,127)	$(280,184)	$(47,240)	$(1,525,292)	$(302,920)	$(72,485)	$(1,661,572)	$(266,873)	$(67,680)

The Company manages its exposure to foreign currency risk through hedging selected balances using forward exchange contracts and cross currency swaps.

(ii)	Interest rate risk

The Company incurs interest rate risk mainly on financial obligations with banks and aircraft lessors. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps.

The Company assesses interest rate risk by monitoring and identifying changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate risk attributable to both the Company’s outstanding or forecasted debt obligations.

At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments was:

Carrying amount — asset/(liability)	December 31, 2012	December 31, 2011	January 1, 2011
Fixed rate instruments
Financial assets	$63,969	$310,029	$245,424
Financial liabilities	(999,563)	(1,110,644)	(758,323)
Interest rate swaps	(27,848)	(36,547)	(37,052)

Total	(963,442)	(837,162)	(549,951)

Floating rate instruments
Financial assets	393,076	236,165	148,268
Financial liabilities	(854,881)	(548,870)	(1,032,589)

Total	$(461,805)	$(312,705)	$(884,321)

The interest rate risk is originated mainly from long term aircraft lease payments. These long term lease payments at floating interest rates expose the Company to cash flow risk. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

At December 31, 2012, the interest rates vary from 2.10% to 9.00% (December 31, 2011: 2.03% to 9.54%, January 1, 2011: 1.76% to 9.50%) and the main floating rate are linked to LIBOR plus a spread according to the terms of each contract.

Capital management

The Company’s capital management policy is to maintain a sound capital base in order to safeguard the Company’s ability to continue as a going concern, and in doing so, face its current and long-term obligations, provide returns for its shareholders, and maintain an optimal capital structure to reduce the cost of capital. The Company monitors capital on the basis of the debt-to-capital ratio. Debt is calculated as Net Debt, which consists of total borrowings (including current and non-current borrowings as shown in the Consolidated Statement of Financial Position) less cash and cash equivalents. Total capital is calculated as the sum of common stock, preferred stock, additional paid in capital and non-controlling interest as shown in the Consolidated Statement of Financial Position.

Following is summarized the debt-to-capital ratio of the Company:

	December 31, 2012	December 31, 2011	January 1, 2011
Debt	$1,854,444	$1,659,514	$1,790,912
Less: cash and cash equivalents and restricted cash	(409,544)	(290,541)	(281,924)

Total net debt	1,444,900	1,368,973	1,508,988
Total Equity attributable to the Company	738,958	778,179	431,434

Total Capital	$2,183,858	$2,147,152	$1,940,422

Net debt-to capital ratio	66%	64%	78%

There were no changes in the Company’s approach to capital management during the year.

(7) Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of December 31, 2012, December 31, 2011 and January 1, 2011 are as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Cash on hand and bank deposits	$334,621	$206,966	$157,097
Demand and term deposits	68,376	81,760	117,074

Cash and cash equivalents	402,997	288,726	274,171
Restricted cash	6,547	1,815	7,753

Cash and cash equivalents and restricted cash	$409,544	$290,541	$281,924

As of December 31, 2012, December 31, 2011 and January 1, 2011 cash equivalents amounted to $68,376, $81,760 and $117,074, respectively. The use of the term deposits depends on the cash requirements of the Company and such deposits bear annual interest rates ranging between 0.07% and 6.60% as of December 31, 2012, between 0.06% and 6.00% as of December 31, 2011, and between 0.15% and 4.26% as of January 1, 2011.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

As of December 31, 2012, December 31, 2011 and January 1, 2011 the cash or bank balance with carrying amount of $6,547, $1,815 and $7,753, respectively, has been pledged as collateral for certain current borrowings. In the event the Company defaults under the loan agreement, the bank has the right to receive the cash balance.

(8) Accounts Receivables, net of provision for doubtful accounts

Receivables as of December 31, 2012, December 31, 2011 and January 1, 2011 are as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Trade	$179,825	$161,244	$141,869
Taxes	54,505	41,708	48,732
Manufacturer credits	18,454	10,463	15,001
Employee advances (1)	6,537	4,515	3,227
Other	21,463	20,885	23,990

	$280,784	$238,815	$232,819
Less provision for doubtful accounts	(13,282)	(10,707)	(36,520)

Total	$267,502	$228,108	$196,299

Net current	$202,962	$186,353	$161,349
Net non current	64,540	41,755	34,950

Total (Note 6 (c))	$267,502	$228,108	$196,299

(1)	Employee advances mainly relate to per diem allowances provided to crew prior to traveling.

Changes during the year in the allowance for doubtful accounts are as follows:

	December 31, 2012	December 31, 2011
Balance at beginning of year	$10,707	$36,520
Bad debt expense	10,000	1,470
Write-offs against the allowance	(7,425)	(27,283)

Balance at end of year	$13,282	$10,707

The aging of accounts receivables at the end of the reporting period that were not impaired was as follows.

	December 31, 2012	December 31, 2011	January 1, 2011
Neither past due nor impaired	$219,058	$168,517	$130,929
Past due 1–30 days	30,953	24,340	27,460
Past due 31–90 days	4,401	5,532	13,390
Past due 91 days	26,372	40,426	61,040

Total	$280,784	$238,815	$232,819
Provision for uncollectible accounts	(13,282)	(10,707)	(36,520)

Net accounts receivable	$267,502	$228,108	$196,299

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

(9) Balances and transactions with related parties and personnel expenses

The following is a summary of related party transactions for the years ended December 31, 2012, December 31, 2011 and January 1, 2011:

Company	Country	December 31, 2012				December 31, 2011				January 1, 2011
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses	Receivables	Payables
SPSYN Participacoes, S.A. (1)	Panama	$46,490	$—	$3,664	$—	$58,651	$2,814	$3,498	$1,305	$44,691	$—
Oceanair Linhas Aereas, S.A.	Brazil	6,255	1,654	19,411	2,138	3,165	4,040	50,134	3,711	18,151	1,318
Corp Hotelera Internac., S.A.	El Salvador	—	—	—	—	—	230	—	—	—	—
Empresariales S.A.S.	Colombia	—	1,818	12	12,952	2	762	8	7,547	—	—
Aeromantenimiento, S.A.	El Salvador	—	858	40	6,836	451	512	—	10,462	—	355
Transportadora del Meta S.A.S.	Colombia	—	1,548	26	10,874	1	1,710	24	9,490	—	1,220
Other		683	1,431	45	656	1,733	3,678	2,890	4,770	2,764	16

Subtotal		$53,428	$7,309	$23,198	$33,456	$64,003	$13,746	$56,554	$37,285	$65,606	$2,909

		Receivables	Payables			Receivables	Payables			Receivables	Payables
Short-term		$29,427	$7,309			$7,836	$13,746			$9,716	$2,909
Long-term		24,001	—			56,167	—			55,890	—

Total balance with related parties		$53,428	$7,309			$64,003	$13,746			$65,606	$2,909

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

All related parties are companies controlled by the same ultimate shareholder that controls Avianca. Revenues and expenses correspond mainly to sales of loyalty points, leases, maintenance, and cargo transportation services. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services

SPSYN Participacoes, S.A. (1)	Avianca, S.A. and SPSYN Participacoes, S.A. (“SPSYN”) signed a novation of the receivables from Oceanair Linhas Aereas, S.A. (Oceanair) whereby SPSYN would be the new debtor.

Oceanair Linhas Aereas, S.A.	Some subsidiary companies provide to and receives from Oceanair logistic services, marketing and advertising, maintenance services, and training services. Avianca, S.A. has entered into a licensing agreement with Oceanair for the use of the Avianca trademark in Brazil.

Empresariales S.A.S.	Transportation services for the Avianca, S.A.’s employees.

Aeromantenimiento, S.A.	Aircraft maintenance company which provides aircraft overhaul services to the subsidiary companies.

Transportadora del Meta S.A.S.	Provides road transportation services for cargo / courier deliveries to Avianca, S.A.

Corporación Hotelera Internacional. S.A. Hotelera Los Pozos, S.A.	Accommodation services for crew and employees of subsidiary companies.

(1)	On December 2011, an agreement was signed with SPSYN for the past due balance of the receivable. The renegotiated accounts receivable generated interest based on 3 month Libor plus 550 basis points. The following is the payment schedule:

Year	December 31, 2012	December 31, 2011
2012	$—	$19,105
2013	15,866	15,866
2014	22,998	22,644

Total	$38,864	$57,615

Key management personnel compensation

Key management personnel compensation expense recognized within “Salaries, Wages and Benefits” in the Consolidated Statements of Comprehensive Income for the years ended December 31, 2012 and 2011 comprised the following:

	December 31, 2012	December 31, 2011
Personnel expenses	$24,882	$25,285
Other	377	397

Total	$25,259	$25,682

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

(10) Expendable spare parts and supplies, net of provision for obsolescence

Expendable spare parts and supplies as of December 31, 2012, December 31, 2011 and January 1, 2011 are as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Expendable spare parts	$47,129	$43,434	$46,912
Supplies	1,667	1,801	1,167

Total	$48,796	$45,235	$48,079

For the years ended December 31, 2012 and 2011 expendable spare parts and supplies in the amount of $34,711 and $41,688, respectively, were recognized as maintenance expense.

(11) Prepaid expenses

These primarily relate to advance commission payments to travel agencies for future services, prepayments for aircraft rentals and prepaid insurance. As of December 31, 2012, December 31, 2011 and January 1, 2011 prepaid balances were as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Prepaid commissions	$12,149	$10,269	$9,822
Advance payments on operating aircraft leases	11,511	12,900	8,116
Premiums for insurance policies	8,892	15,751	11,174
Other	21,960	12,683	14,221

Total	$54,512	$51,603	$43,333

(12) Assets held for sale

Assets held for sale consist of fixed assets for which management has committed to a plan to sell, the completion of the sale is highly probable, and the sale is expected to take place over the next 12 months. As of December 31, 2012, December 31, 2011 and January 1, 2011 the assets held for sale were as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Aircraft and flight equipment	$—	$23,000	$—
Buildings	2,512	161	230
Machinery and other equipment	7,320	5,178	8,861

Total	$9,832	$28,339	$9,091

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

(13) Deposits and other assets

Deposits and other assets as of December 31, 2012, December 31, 2011 and January 1, 2011 are as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Short term:
Deposits with lessors	$14,033	$24,152	$25,788
Certificates of bank deposits	73,945	228,875	125,119
Margin call deposits	6,231	27,279	17,602
Others	734	1,684	887

Sub-Total	94,943	281,990	169,396
Fair value of derivative instruments	10,085	13,619	24,706

Total	$105,028	$295,609	$194,102

Long term:
Deposits with lessors	$80,664	$110,138	$80,998
Warranty deposits	47,485	22,311	27,249
Rental	5,177	4,825	3,030
Vendors	7,680	4,256	2,701
Restricted cash	47,406	40,159	40,476
Others	33,146	40,023	27,190

Total	$221,558	$221,712	$181,644

Deposits with lessors refer mainly to maintenance deposits in connection with leased aircrafts. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended for reimbursement of third party maintenance providers.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. At December 31, 2012 the Company has outstanding $10,686, (December 31, 2011: $27,586 and January 1, 2011: $(4,269) in maintenance deposits, net of reimbursement, to lessors.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

(14) Property and equipment, net

Flight equipment, property and other equipment as of December 31, 2012, December 31, 2011 and January 1, 2011 is as follows:

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Administrative property	Other	Total
Gross:
January 1, 2011	$1,952,284	$145,780	$63,106	$198,558	$93,706	$172,685	$2,626,119

Additions	141,409	39,789	18,060	133,157	—	10,559	342,974
Revaluations	—	—	—	—	1,866		1,866
Transfers	69,259	—	—	(69,259)	—	—	—
Disposals	(59,203)	(740)	(7,809)	—	(636)	(14,990)	(83,378)
Transfers to assets held for sale	(54,349)	—	—	—	—	—	(54,349)

December 31, 2011	2,049,400	184,829	73,357	262,456	94,936	168,254	2,833,232

Additions	326,648	7,575	8,811	161,337	4,182	23,263	531,816
Transfers	140,631	—	—	(140,631)	—	—	—
Disposals	(65,015)	(12,613)	(4,407)	—	(5,506)	(14,830)	(102,371)

December 31, 2012	$2,451,664	$179,791	$77,761	$283,162	$93,612	$176,687	$3,262,677

Accumulated depreciation:
January 1, 2011	$242,468	$109,534	$18,835	$—	$3,347	$95,140	$469,324

Additions	84,281	13,718	1,172	—	1,146	9,965	110,282
Disposals	(27,622)	—	(3,343)	—	(320)	(6,409)	(37,694)
Impairment loss	13,192	—	—	—	—	—	13,192
Transfers to assets held for sale	(31,349)	—	—	—	—	—	(31,349)

December 31, 2011	280,970	123,252	16,664	—	4,173	98,696	523,755

Additions	77,174	17,559	3,877	—	1,899	10,214	110,723
Disposals	(21,974)	(17,614)	(10,778)	—	—	(20,981)	(71,347)

December 31, 2012	$336,170	$123,197	$9,763	$—	$6,072	$87,929	$563,131

Net balances:
January 1, 2011	$1,709,816	$36,246	$44,271	$198,558	$90,359	$77,545	$2,156,795

December 31, 2011	$1,768,430	$61,577	$56,693	$262,456	$90,763	$69,558	$2,309,477

December 31, 2012	$2,115,494	$56,594	$67,998	$283,162	$87,540	$88,758	$2,699,546

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

As of December 31, 2012 and 2011, and January 1, 2011 certain aircraft with a net carrying value of $1,938,032, $1,534,097 and $1,455,010 respectively, have been pledged to secure long-term debt.

As of December 31, 2012 and 2011, and January 1, 2011 the net carrying amount of leased property and equipment was $4,242, $12,965 and $17,425 respectively.

Administrative property

The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. The Company engaged accredited independents appraisals, to determine the fair value of its land and buildings.

Fair value is determined by reference to market-based evidence. Valuations are based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. Land and buildings were revaluated at December 31, 2012 and 2011, and January 1, 2011.

If land and buildings were measured using the cost model, the carrying amounts would be as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Cost	$68,193	$67,877	$68,195
Accumulated depreciation and impairment	(5,577)	(3,925)	(3,074)

Net carrying amount	$62,616	$63,952	$65,121

(15) Intangible Assets

Intangible assets as of December 31, 2012 and 2011, and January 1, 2011 are follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Routes	$24,243	$26,447	$28,651
Trademarks	22	385	748
Software and webpages	21,648	11,522	3,149
Other	328	328	300

Subtotal	46,241	38,682	32,848
Goodwill	298,667	301,814	298,667

Total Intangible Assets	$344,908	$340,496	$331,515

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

The following is a rollforward of intangibles assets from January 1, 2011 to December 31, 2012:

	Goodwill	Routes	Trade- marks	Software & Webpages	Others	Total
Cost:
Balance at January 1, 2011	$298,667	$29,018	$809	$3,874	$300	$332,668
Acquisitions/ Internally developed	3,147	—	—	8,839	—	11,986
Effect of movements in exchange rates	—	—	—	—	28	28

Balance at December 31, 2011	301,814	29,018	809	12,713	328	344,682

Other Acquisitions/ Internally developed	—	—	—	15,769	—	15,769

Balance at December 31, 2012	$301,814	$29,018	$809	$28,482	$328	$360,451

Accumulated Amortization and Impairment Losses:
Balance at January 1, 2011	$—	$(367)	$(61)	$(725)	$—	$(1,153)
Amortization for the year	—	(2,204)	(363)	(466)	—	(3,033)

Balance at December 31, 2011	—	(2,571)	(424)	(1,191)	—	(4,186)

Amortization for the year	—	(2,204)	(363)	(5,643)	—	(8,210)
Impairment loss	(3,147)	—	—	—	—	(3,147)

Balance at December 31, 2012	$(3,147)	$(4,775)	$(787)	$(6,834)	$—	$(15,543)

Carrying Amounts:
At January 1, 2011	$298,667	$28,651	$748	$3,149	$300	$331,515

At December 31, 2011	$301,814	$26,447	$385	$11,522	$328	$340,496

At December 31, 2012	$298,667	$24,243	$22	$21,648	$328	$344,908

In 2011 the Company obtained control of Vuelos Internos Privados, S.A. (“VIPSA”) which is an Ecuadorian Company that operated charter and domestic flights. In 2012, impairment was recognized related to the goodwill of VIPSA after operations ceased.

(16) Earnings per Share

The calculation of basic and diluted earnings per share at December 31, 2012 and 2011 is as follows:

	December 31, 2012	December 31, 2011
Net profit attributable to Avianca Holdings, S.A.	$38,257	$99,876

Weighted average number of ordinary shareholders (basic and diluted)
(in thousands of shares)
Common stock	741,400	761,369
Preferred stock	158,081	114,939

Basic and diluted earnings per share
Common stock	$0.04	$0.11
Preferred stock	$0.04	$0.11

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

(17) Long-term debt

Loans and borrowings are measured at amortized cost, as of December 31, 2012, December 31, 2011 and January 1, 2011 are summarized as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Current:
Short-term borrowings and current portion of long — term debt	$277,746	$276,839	$276,613
Short-term bonds	—	—	3,613
Finance lease liabilities	4,399	6,681	4,774

	$282,145	$283,520	$285,000

Non-current:
Long-term debt	$1,284,144	$1,099,247	$1,216,355
Bonds	282,769	257,374	263,509
Finance lease liabilities	5,386	19,373	26,048

	$1,572,299	$1,375,994	$1,505,912

Terms and conditions of the Company’s outstanding obligations for the years ended December 31, 2012 and 2011 and January 1, 2011 are as follows:

		December 31, 2012
	Year of maturity	Weighted average interest rate	Face Value	Carrying Amount
Short-term borrowings	2013	3.31%	$45,021	$45,021
Long-term debt	2024	3.26%	1,982,325	1,516,869
Bonds	2019	9.25%	282,769	282,769
Finance lease liabilities	2015	2.61%	22,300	9,785

Total			$2,332,415	$1,854,444

		December 31, 2011
	Year of maturity	Weighted average interest rate	Face Value	Carrying Amount
Short-term borrowings	2012	2.88%	$64,876	$64,876
Long-term debt	2023	3.54%	1,656,129	1,311,210
Bonds	2019	10.26%	257,374	257,374
Finance lease liabilities	2015	2.60%	44,600	26,054

Total			$2,022,979	$1,659,514

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

		January 1, 2011
	Year of maturity	Weighted average interest rate	Face Value	Carrying Amount
Short-term borrowings	2011	2.77%	$37,309	$37,309
Short-term bonds	2011	7.00%	3,613	3,613
Long-term debt	2022	4.03%	1,574,813	1,455,659
Bonds	2019	8.55%	263,509	263,509
Finance lease liabilities	2015	2.60%	44,600	30,822

Total			$1,923,844	$1,790,912

The majority of interests bearing liabilities are denominated in US dollars except for bonds and certain financing liabilities for working capital which are denominated in Colombian Pesos, and one aircraft denominated in Euros.

In 2012, the Company obtained loans amounting to $198,788 to finance one A330, one A320, two A319’s, and two B767 aircraft. Also the Company obtained $60,750 from Banco Davivienda, $20,750 to refinance a Credit Suisse loan, and $40,000 for general working capital purposes.

In 2011, the Company obtained loans amounting for $152,473 to finance three A320 and two A319 aircrafts. Also the Company obtained $6,436 to finance four Cessna Caravan, and $10,000 for general working capital purposes.

Future payments on finance lease liabilities for the years ended December 31, 2012 and 2011 are as follows:

	Future minimum lease payments		Interest		Present value of minimum lease payments
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Less than one year	$6,899	$13,960	$2,500	$7,279	$4,399	$6,681
Between one year and five years	$6,363	$26,204	$977	$6,831	$5,386	$19,373

Future payments on long-term debt for the years ended December 31, 2012 and 2011 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2012	$191,650	$209,974	$196,460	$158,870	$759,915	$1,516,869

December 31, 2011	$170,916	$165,260	$155,878	$152,436	$666,720	$1,311,210

January 1, 2011	$189,304	$180,753	$176,107	$178,743	$730,752	$1,455,659

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

Future payments on bonds for the years ended December 31, 2012 and 2011 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2012	$—	$42,415	$44,856	$44,856	$150,642	$282,769

December 31, 2011	$—	$—	$38,606	$40,827	$177,941	$257,374

January 1, 2011	$3,613	$1,662	$611	$39,185	$222,051	$267,122

The Company did not comply with certain debt covenants as of December 31, 2012 and 2011, and January 1, 2011. The Company obtained waivers from the financial institutions after each reporting period. Consequently, in accordance with IAS 1 “Presentation of Financial Statements”, the related debt balances as of December 31, 2012 and 2011, and January 1, 2011 amounting to amounting to $41,075, $41,047, and $50,000, respectively were classified as current for purposes of the Consolidated Statement of Financial Position. The projected cash flows and maturities of these instruments are not expected to be affected and thus were not modified for purposes of the notes above.

The most significant commitments related to financial ratios assumed by the Company and its subsidiaries are as follows:

Avianca, S.A.

(1)	EBITDAR Coverage Ratio: Should be less than or equal to 2.00 and 1.00 at the end of each period;

(2)	Leverage Ratio: Should be less than or equal to 5.00 to 1.00 at the end of each reporting period; and

(3)	Capitalization Ratio: Should be less than or equal to 0.86 to 1.0 at the end of each reporting period.

(4)	For each financial year, maintain an EBITDA, as defined in the agreement, higher than or equal to 7%.

(5)	At all times, maintain a minimum cash balance of $45 million, at the end of each calendar quarter.

(6)	For each financial quarter of 2012, maintain an Adjusted Debt to Tangible Net Worth ratio of 6 or less.

(7)	For each financial year, maintain a debt-to-service coverage ratio greater than or equal to 1.1.

As of December 31, 2012, the Company did not comply with the adjusted debt ratio; however, the waiver granted in March 2012 was extended until the corresponding provision in the loan agreement is renegotiated. The counterparty has not taken any action such as demanding acceleration of debt repayment or been declaring the debt in default, as a result of the default.

Avianca Holdings, S.A.

(1)	EBITDAR Coverage Ratio: Should be less than or equal to 1.70 and 1.00 at the end of each reporting period.

(2)	Capitalization Ratio: Should be less than or equal to 0.88 to 1.00 at the end of each reporting period.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

Grupo Taca Holdings, Limited

(1)	EBITDAR Coverage Ratio: Should be less than or equal to 1.25 and 1.00 at the end of each reporting period;

(2)	Leverage Ratio: Should be less than or equal to 6.00 and 1.00 at the end of each reporting period.

As of December 31, 2012, the Company did not comply with these ratios. This breach of the covenants has not had any consequence for the Company and is currently under review. Communication with its counterparty has constantly been maintained and they have not taken any actions, such as an acceleration of debt repayment or been declaring the debt in default, have been taken. A waiver for the coverage ratio was obtained on March 2013.

Tampa Cargo, S.A.

(1)	Debt/EBITDA ratio: Should be less than or equal to seven times in the first year and less than or equal to five times in the next years until the end of the debt agreement.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

Ordinary bonds are traded on the stock exchanges of Colombia and Ecuador. As of December 31, 2012, 2011 and January 1, 2011, bonds issued and the corresponding balances are as follows:

Issuing entity	Issue	Original currency	Total placed in original currency	Balance as of
				December 31,				January 1,
				2012 original currency	2012 In US Dollars	2011 original currency	2011 In US Dollars	2011 original currency	2011 In US Dollars
Avianca	Series A	Colombian Pesos	75,000 million	75,000 million	42,415	75,000 million	38,606	75,000 million	39,185

Avianca	Series B	Colombian Pesos	158,630 million	158,630 million	89,712	158,630 million	81,654	158,630 million	82,880

Avianca	Series C	Colombian Pesos	266,370 million	266,370 million	150,642	266,370 million	137,114	266,370 million	139,171

Aerogal	First series	US Dollars	5,000	—	—	—	—	304	304

Aerogal	Second series	US Dollars	10,000	—	—	—	—	3,049	3,049

Aerogal	Third series	US Dollars	3,910	—	—	—	—	2,533	2,533

Total					$282,769		$257,374		$267,122

On August 25, 2009 a bond issue was completed on the Colombian stock exchange, which is collateralized by Credibanco and Visa credit cards ticket sales in Colombia.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

The specific conditions of the 2009 bond issue in Colombia are as follows:

Representative of bondholders:	Helm Trust, S.A.

Amount of issue	$500,000 million Colombian Pesos

Managing agent:	Fiduciaria Bogotá, S.A.

Series:	Series A: Authorized issue $100,000 million Colombian Pesos Series B: Authorized issue $200,000 million Colombian Pesos Series C: Authorized issue $300,000 million Colombian Pesos

Coupon:	Series A: Indexed to Colombian consumer price index Series B: Indexed to Colombian consumer price index Series C: Indexed to Colombian consumer price index Interest is payable at quarter-end

Term:	Series A: 5 years Series B: 7 years Series C: 10 years

Amortization of capital:	Series A: At the end of 5 years Series B: 50% after 6 years and 50% after 7 years Series C: 33% after 8 years, 33% after 9 years and 34% after 10 years

Also the Company issued bonds on the Ecuadorian stock exchange between 2006 and 2009, which balance of $4,197 was fully repaid on June 30, 2011. On November 15, 2011, the Company delisted from the Ecuadorian stock exchange.

(18) Accounts payable

Accounts payable as of December 31 2012, December 31, 2011 and January 1, 2011 are as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Trade accounts payable	$312,724	$274,734	$235,049
Non-income taxes collected in advance	100,225	107,492	78,549
Payroll taxes (1)	49,065	36,234	31,073
Other payables	26,554	31,235	21,789

Current	$488,568	$449,695	$366,460

	December 31, 2012	December 31, 2011	January 1, 2011
Trade accounts payable	$317	$17,214	$31,164
Payroll taxes (1)	2,724	2,382	3,888

Non-current	$3,041	$19,596	$35,052

(1)	Represent payroll taxes and contributions due on salaries and other compensation earned by employees of the Company in the various jurisdictions in which it operates.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

(19) Accrued expenses

Accrued expenses as of December 31, 2012, December 31, 2011 and January 1, 2011 are as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Operating expenses	$121,905	$66,191	$58,593
Advertising	2,548	3,677	3,696
Vacation and other employee accruals	28,312	27,922	25,296
Other accrued expenses	29,037	21,445	14,089

Total	$181,802	$119,235	$101,674

(20) Provisions for return conditions

For certain operating leases, the Company is contractually obligated to return the aircraft in a predefined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease.

Provisions for return conditions as of December 31 2012, December 31, 2011 and January 1, 2011 are as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Current	$7,598	$10,987	$10,939
Non — current	59,297	57,792	27,807

Total	$66,895	$68,779	$38,746

Changes in provisions for return conditions as of December 31, 2012 and December 31, 2011 are as follows:

	December 31, 2012	December 31, 2011
Balances at beginning of year	$68,779	$38,746
Provisions made	9,920	46,869
Provisions used	(11,804)	(16,836)

Balances at end of year	$66,895	$68,779

(21) Employee benefits

The Company has a defined benefit plan which requires contributions to be made to separately administered funds. The Company has also agreed to provide post-employment benefits to its retirees that consist primarily of medical benefit plans as well as certain other benefits, including scholarships, tickets, seniority and retirement. These other benefits are unfunded.

Accounting for pensions and other post-employment benefits involves estimating the benefit cost to be provided well into the future and attributing that cost over the time period in which each employee works for the Company. This requires the use of extensive estimates and assumptions about inflation, investment returns, mortality rates, turnover rates, medical cost trends and discount rates, among other information. The

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

Company has two distinct pension plans, one for pilots and the other for ground personnel. Both plans have been closed to new participants, and therefore there are a fixed number of beneficiaries covered under these plans as of December 31, 2012.

	December 31, 2012	December 31, 2011
Fair value of plan assets	$(146,046)	$(90,853)
Present value of the obligation	604,118	475,609

Total employee benefit	$458,072	$384,756

The following table summarizes the components of net benefit expense recognized in the Consolidated Statement of Comprehensive Income and the funded status and amounts recognized in the Consolidated Statement of Financial Position for the respective plans:

Net benefit expense — year ended December 31, 2012 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits
Current service cost	$(672)	$3,448
Interest cost on net benefit obligation	24,050	5,880

Net benefit expense	$23,378	$9,328

Net benefit expense — year ended December 31, 2011 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits
Current service cost	$(191)	$2,164
Interest cost on benefit obligation	21,740	5,761

Net benefit expense	$21,549	$7,925

Changes in the present value of defined benefit obligation as of December 31, 2012 are as follows:

	Defined benefit Obligation	Other benefits	Total
Benefit obligation as of December 31, 2011	$403,360	$72,249	$475,609
Period cost	31,932	9,328	41,260
Benefits paid by employer	(23,131)	(3,514)	(26,645)
Actuarial gains and losses recognized in other comprehensive income	45,157	21,297	66,454
Exchange differences	39,721	7,719	47,440

Benefit obligation as of December 31, 2012	$497,039	$107,079	$604,118
Fair Value of the plan assets	(146,046)	—	(146,046)

Total employee benefit	$350,993	$107,079	$458,072

Current	$50,194	$7,047	$57,241
Non- current	300,799	100,032	400,831

Total	$350,993	$107,079	$458,072

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

Changes in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of assets at December 2011	$90,853
Interest income on plan assets	8,203
Return on plan assets greater/(less) than discount	11,442
Employer contributions	49,332
Benefits paid	(22,761)
Administrative cost paid	(2,118)
Exchange differences	11,095

Fair value of plan assets at December 31, 2012	$146,046

Changes in the present value of defined benefit obligation for the year ended December 31, 2011 are as follows:

	Defined benefit Obligation	Other benefits	Total
Benefit obligation as of January 1, 2011	$373,856	$73,317	$447,173
Period cost	28,892	7,925	36,817
Benefits paid by employer	(22,515)	(3,810)	(26,325)
Actuarial gains and losses recognized in other comprehensive income	27,855	(4,099)	23,756
Exchange differences	(4,728)	(1,084)	(5,812)

Benefit obligation as of December 31, 2011	$403,360	$72,249	$475,609
Fair Value of the plan assets	(90,853)		(90,853)

Total employee benefit	$312,507	$72,249	$384,756

Current	$40,608	$3,782	$44,390
Non-current	271,899	68,467	340,366

Total	$312,507	$72,249	$384,756

Change in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of plan assets at January 1, 2011	$84,482
Interest income on plan assets	7,729
Return on plan assets greater/ (less) than discount	(10,946)
Employer contributions	30,860
Benefits paid	(21,310)
Administrative cost paid	(1,905)
Exchange differences	1,943

Fair value of plan assets at December 31, 2011	$90,853

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

For the year ended December 31, 2012 and 2011, actuarial losses of $55,012 and $34,702, respectively were recognized in other comprehensive income.

The Company expects to contribute $50,194 to its defined benefit plan in 2013.

Plan assets correspond to net funds transferred to Caxdac, which is responsible for the administration of the pilots’ pension plan. The assets held by Caxdac are segregated into separate accounts corresponding to each contributing company. Additionally the plan assets included a portion pension plan of ground personnel.

The principal assumptions (inflation-adjusted) that are used in determining pension and post-employment medical benefit obligations for the Company’s plans are shown below:

	December 31, 2012	December 31, 2011	January 1, 2011
Discount rate on all plans	6.25%	7.75%	8.25%
Future salary increase
Pilots	4.25%	4.75%	4.75%
Cabin crew	4.00%	4.50%	4.50%
Other employees	4.50%	5.00%	5.00%
Future pension increase	3.50%	4.00%	4.00%
Healthcare cost increase	4.50%	5.00%	5.00%
Ticket cost increase	3.50%	4.00%	4.00%
Education cost increase	3.50%	4.00%	4.00%

The mortality table is Rentas Vitalicias 2008 for males and females. Representative rates are shown below:

Age	Males	Females
25	0.000666	0.000373
30	0.000840	0.000471
35	0.001117	0.000627
40	0.001556	0.000873
45	0.002251	0.001263
50	0.003353	0.001880
55	0.005050	0.002833
60	0.007666	0.004299

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Equity securities	40%	40%	34%
Debt securities	59%	60%	66%
Other	1%	—	—

Equity securities comprise investments in Colombian entities with credit rating between AAA and BBB. Debt securities include investments in Colombian Government bonds, banks and public and private Colombian entities.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

Sensitivity Analysis

The calculation of the defined benefit obligation is sensitive to the aforementioned assumptions. The following table summarizes how the impact on the defined benefit obligation at the end of the reporting period would have increased (decreased) as a result of a change in the respective assumptions by one percent.

	1% increase	1% decrease
Discount rate	(68,552)	86,788
Salary increase rate	828	(769)
Inflation rate	71,447	(58,201)
Medical costs	16,657	(12,568)
Mortality table	11,831	(11,950)

(22) Share based payments

The Company authorized the implementation of a new incentive plan (the “Share Plan”) on January 27, 2012 whereby eligible recipients, including directors, officers, certain employees, receive a special cash payout if certain vesting conditions are met.

The Share Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca, as reported by the Colombia Stock Exchange during the 30 calendar days immediately preceding redemption and COP 5,000.

18,026,158 awards were issued on March 15, 2012, and will vest in equal tranches over a 4 year period, with the first tranche vesting on March 15, 2013, and subsequent tranches vesting on each subsequent anniversary date. Upon vesting, each tranche may be redeemed within 5 years and no later than March 2021. All awards issued in 2012 have the same features and were still outstanding as of December 31, 2012 with a remaining contractual life of 5.2 years.

A summary of the terms of the awards is as follows:

Vesting dates	Percentage vesting	Exercise period
March 15, 2013	25%	Exercisable from March 16, 2013 through March 15, 2018
March 15, 2014	25%	Exercisable from March 16, 2014 through March 15, 2019
March 15, 2015	25%	Exercisable from March 16, 2015 through March 15, 2020
March 15, 2016	25%	Exercisable from March 16, 2016 through March 15, 2021
Participants who are terminated, or resigned, cease to be part of the Share Plan. No awards were issued to non-employees or directors in 2012.

The Company has determined the fair value of the outstanding awards as of December 31, 2012 using the Turnbull-Wakeman model, which is a variation of the Black-Scholes model and was deemed to be an appropriate valuation model given the requirement that the share price be above a certain threshold for 30 days prior to redemption.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

The Turnbull-Wakeman model uses several inputs including:

•	Expected term of 2.7 to 5.7 years

•	Time in averaging period of 0.08 years

•	Stock price of COP 4,525

•	Strike price of COP 5,000

•	Risk free rate of 4.82% to 5.17%

•	Dividend yield of 1.1%

•	Volatility of 27.26% to 35.61%

Since Avianca has a public traded history of less than two years on the Colombian Stock Exchange for the preferred shares, which is shorter than all the expected terms, the Company used data for guideline public companies similar to Avianca to estimate its equity volatility.

Based on the aforementioned assumptions, the Company determined that the expense of the Share Plan Awards for the year ended December 31, 2012 was $4,032, which has been recognized within operating profit in 2012, and is reflected as a non-current liability on the Comprehensive Statement of Financial Position as of December 31, 2012.

(23) Equity

Capital

As of January 1, 2011 authorized shares amounted to 500 million with a par value of US$1.00 per share. These were 100,163,490 issued and paid shares.

On March 2, 2011, the par value of shares was modified to $0.125 per share, therefore, authorized capital increased to 4 billion shares and issued and paid amounted to 801,307,920. This change in par value was applied retrospectively from January 1, 2011.

On March 28, 2011, the Company completed a public offering of 100 million share of preferred stock, with a par value of $0.125 per share, for a total amount of $277,304. Additional paid-in capital on the placement of preferred stock amounted to $264,804, out of which issuance costs amounting to $6,958 were deducted. Preferred stock has no voting rights and cannot be converted to common stock. Preferred stock has the right to receive an annual dividend amounting to 1% of the par value per share subject to authorization of the Board of Directors based on the amount of distributable profits.

On May 11, 2011 the conversion of 59,907,920 common shares into preferred shares was authorized for an amount of $7,488. As a result, the amount of preferred stock outstanding changed to 159,907,920 shares. Under the Company’s Bylaws, shareholders of common shares have the right to convert them into preferred shares at a rate of one preferred share for each common share. For the conversion to take place, it shall be sufficient that the holder of the corresponding common share requests in writing to the Secretary of the Company that request. In those events in which the conversion of common shares into preferred shares should imply that the total number of outstanding preferred shares be superior to the outstanding ordinary shares it is necessary to call for a shareholding meeting with the participation of the preferred shareholders

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

to approve such situation with a minimum vote equivalent to 70% of the preferred and of the ordinary shares, unless such situation arises from the effectiveness of a registration of preferred shares with the SEC in which case no approval from the preferred shareholders is required. In any case, the maximum amount of preferred shares outstanding could be equal the total number of outstanding shares minus five.

As of December 31, 2012, the Company purchased 4,123,491 of its outstanding preferred shares, for this reason, outstanding preferred stock was decreased by $515 and additional paid-in capital on preferred stock was decreased by $9,051.

The following is a summary of authorized, issued and paid shares:

	December 31, 2012	December 31, 2011	January 1, 2011
Authorized shares	4,000,000,000	4,000,000,000	4,000,000,000
Issued and paid common stock	741,400,000	741,400,000	801,307,920
Issued and paid preferred stock	155,784,429	159,907,920	—

Other comprehensive income

The movement of other comprehensive income from January 1, 2011 to December 31, 2012 is as follows:

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows. For the year ended December 31, 2012, $3,697 was recognized associated to the effective portion of changes in fair value of cash flow hedges.

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognized or impaired. For the years ended December 31, 2012 and 2011 $3,775 and $3,970, respectively was recognized associated to the available-for-sale financial assets, respectively.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post-retirement medical benefits recognized in other comprehensive income. For the years ended December 31, 2012 and 2011, the Company recognized an actuarial loss net of income tax amounting to $(55,012) and $(34,702), respectively.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income. For the years ended December 31, 2012 and 2011, $9,975, and $6,696 were recognized for such transactions, respectively.

(5)	Revaluation and other reserves

Revaluation and other reserves are related to the revaluation of property and equipment. The revaluation reserve is adjusted for decreases in fair value. For the years ended December 31, 2012 and

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

2011 $(1,641) and $1,549, respectively, was recognized as a result of the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador.

Dividends

The following dividends were paid by the Company during the year ended December 31, 2012:

December 31, 2012
3 cents per qualifying ordinary share	$21,050
3 cents per preferred share	4,540

Total	$25,590

For the year ended December 31, 2012, the following dividends were proposed by the directors:

	Twelve-month period ended December 31, 2012	Twelve-month period ended December 31, 2011
4 cents per qualifying ordinary share	$30,349	$21,050
4 cents per preferred share	6,546	4,540

Total	$36,895	$25,590

(24) Operating revenue

The Company had no major customers which represented more than 10% of revenues in 2012 or 2011. The Company utilizes its segmented gross revenue information by type of service rendered and by region, as follows:

By type of service rendered

	Year ended December 31, 2012	Percentage	Year ended December 31, 2011	Percentage	Year on Year Variation
Domestic
Passenger	$1,009,541	23%	$912,946	25%	$96,595
Cargo and mail	99,505	2%	78,188	2%	21,317

	1,109,046	25%	991,134	27%	117,912

International
Passenger	2,541,018	60%	2,270,007	60%	271,011
Cargo and mail	384,575	9%	342,694	9%	41,881

	2,925,593	69%	2,612,701	69%	312,892

Other (1)	235,017	6%	190,593	4%	44,424

Total operating revenues	$4,269,656	100%	$3,794,428	100%	$475,228

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

(1)	Other operating revenue

Other operating revenue for the years end December 31, 2012 and 2011 is as follows:

	December 31, 2012	December 31, 2011
Frequent flyer program	$131,176	$92,235
Ground operations (1)	16,730	16,093
Leases	21,783	35,691
Maintenance	7,692	9,935
Interline	7,709	6,738
Other	49,927	29,901

Total	$235,017	$190,593

(1)	Company provides services to other airlines at our main hub airports.

(25) Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of December 31, 2012 and 2011 and January 1, 2011 are the following:

	December 31, 2012	December 31, 2011	January 1, 2011
Cash flow hedges — Assets
Fuel price hedges	$10,085	—	—

Total	$10,085	—	—

Cash flow hedges — Liabilities
Fuel price hedges	$439	—	—

Total	$439	—	—

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges to hedge the expected variations in jet fuel prices designated as cash flow hedges to hedge the expected future sales and purchases in Colombia, based on highly probable forecast transactions.

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Company to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments.

	Fair Value	1-12 months
Fuel price
Assets	$10,085	$10,085
Liabilities	$439	$439

The terms of the foreign currency forward contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of December 31, 2012, a net gain relating to the hedging instruments of $3,697 is included in the Consolidated Statement of Comprehensive Income.

(26) Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of December 31, 2012 and 2011, and January1, 2011 are the following:

	December 31, 2012	December 31, 2011	January 1, 2011
Derivatives not designated as hedges — Assets
Derivative contracts of foreign currency	$—	$4,593	$195
Derivative contracts of fuel price	—	9,026	23,319
Derivative contracts of interest rate	—	—	1,192

Total	$—	$13,619	$24,706

Derivatives not designated as hedges — Liabilities
Derivative contracts of foreign currency	$1,183	$—	$3,235
Derivative contracts of fuel price	—	1,729	627
Derivative contracts of interest rate	27,848	36,547	37,052

Total	$29,031	$38,276	$40,914

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency, fuel price risk, and interest rates.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Fuel price risk

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel price has led to the decision to enter into commodity contracts.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

These contracts are expected to reduce the volatility attributable to the fluctuation in the jet fuel price of cash flows in respect of highly probable forecast jet fuel purchases in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to reduce the volatility of the purchase price of jet fuel for a period between three and twelve months based on existing purchase agreements.

Interest rate risk

The Company incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rated of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Company pays a fixed rate and receives a variable rate.

(27) Fair value measurements

Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position are as follows:

	December 31, 2012			December 31, 2011		January 1, 2011
	Carrying amount		Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	7	$402,997	$402,997	$288,726	$288,726	$274,171	$274,171
Restricted cash	7	6,547	6,547	1,815	1,815	7,753	7,753
Available-for-sale securities		32,625	32,625	30,052	30,052	31,623	31,623
Accounts receivables, net	8	267,502	267,502	228,108	228,108	196,299	196,299
Related parties	9	53,428	53,428	64,003	64,003	65,606	65,606
Derivative instruments		10,085	10,085	13,619	13,619	24,706	24,706
Deposits and other assets	13	309,037	309,037	501,619	501,619	348,902	348,902

		$1,082,221	$1,082,221	$1,127,942	$1,127,942	$949,060	$949,060

Financial liabilities
Accounts payable	18	$491,609	$491,609	$469,291	$469,291	$401,512	$401,512
Related parties	9	7,309	7,309	13,746	13,746	2,909	2,909
Other liabilities		29,470	29,470	38,333	38,333	40,914	40,914
Short-term borrowings and long-term debt	17	1,854,444	1,881,494	1,659,514	1,648,798	1,790,912	1,812,617

		$2,382,832	$2,409,882	$2,180,884	$2,170,168	$2,236,247	$2,257,952

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)	Cash and short-term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

(b)	The fair value of available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date.

(c)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(d)	The fair value of short-term borrowings and long-term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

The following is a listing of our assets and liabilities required to be measured at fair value on a recurring basis and where they are classified within the hierarchy.

December 31, 2012

	Level 1	Level 2	Level 3	Total
Assets
Aircraft fuel derivatives	$—	$10,085	$—	$10,085

	$—	$10,085	$—	$10,085

Liabilities
Aircraft fuel	—	439	—	439
Foreign currency derivatives	$—	$1,183	$—	$1,183
Interest rate derivatives	—	27,848	—	27,848

	$—	$29,470	$—	$29,470

December 31, 2011

	Level 1	Level 2	Level 3	Total
Assets
Aircraft fuel derivatives	$—	$9,026	$—	$9,026
Foreign currency derivatives	—	4,593	—	4,593

	$—	$13,619	$—	$13,619

Liabilities
Aircraft fuel derivatives	—	1,729	—	1,729
Interest rate derivatives	$—	$36,547	$—	$36,547

	$—	$38,276	$—	$38,276

January 1, 2011

	Level 1	Level 2	Level 3	Total
Assets
Aircraft fuel derivatives	$—	$23,319	$—	$23,319
Interest rate derivatives	—	1,192	—	1,192
Foreign currency derivatives	—	195	—	195

	$—	$24,706	$—	$24,706

Liabilities
Interest rate derivatives	$—	$37,052	$—	$37,052
Foreign currency derivatives	—	3,235	—	3,235
Aircraft fuel derivatives	—	627	—	627

	$—	$40,914	$—	$40,914

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

(28) Income tax expense

The major components of income tax expense for the years ended 31 December 2012 and 2011 are:

Consolidated income statement

	December 31, 2012	December 31, 2011
Current Income tax:
Current income tax charge	$49,884	$31,881
Deferred tax expense:
Relating to origination and reversal of temporary differences	14,821	11,933

Income tax expense reported in the income statement	$64,705	$43,814

Consolidated statement of other comprehensive income
Income tax charged directly to other comprehensive income	$9,975	$6,696

A reconciliation between tax expense and the product of accounting profit multiplied by domestic tax rate for the years ended 31 December 2012 and 2011 is as follows:

	December 31, 2012		December 31, 2011
Accounting profit after income tax		$38,257		$99,876
Total income tax expense		64,705		43,814

Profit before income tax		$102,962		$143,690

Income tax at Colombian statutory rate	33%	$33,977	33%	$47,418
Tax credit (1)	(38.8%)	(40,006)	(15.1%)	(21,651)
Productive fixed assets special deduction	(2.3%)	(2,423)	(2.1%)	(2,955)
Non-taxable dividends	(2.4%)	(2,538)	(4.8%)	(6,918)
Non-deductible taxes	4.0%	4,177	6.2%	8.961
Effect of tax exemptions and tax rates in foreign jurisdictions	25.2%	26,003	5.1%	7,374
Prior year expenses	10.8%	11,178	4.0%	5,769
Permanent differences in subsidiaries	7.45%	7,672	1.7%	2,482
Effect of investments in US Dollars	(6.8%)	(7,092)	0.7%	1,016
Withholding tax on remittances abroad of aircraft leasing, engines, and insurance	1.0%	1,040	0.5%	676
Fiscal penalties	0.3%	336	0.4%	600
Exchange rate differences	25.7%	26,481	(2.8%)	(4,074)
Non-deductible expenses (2)	5.7%	5,900	3.6%	5,116

	62.9%	$64,705	30.4%	$43,814

(1)	Airline companies in Colombia are entitled to a tax credit or discount for income tax purposes based on the proportion between the international flights income and total income of the company during the year. The legislative purpose of this tax provision is to limit the Company’s exposure to double taxation on their worldwide income in Colombia, therefore limiting the tax expense to local Colombian source income.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

(2)	This item includes various permanent differences resulting from non-deductible expenses for Corporate Income Tax purposes in Colombia. Consequently, they are included in the reconciliation between our statutory and effective tax rates. These other permanent differences include various items such as the effect of consolidation of our special purpose entities, and loss on property, plant and equipment.

	Consolidated Statement of Financial Position
				Variation
	December 31, 2012	December 31, 2011	January 1, 2011	December 31, 2012	December 31, 2011
Assets
Accounts payable	$2,387	$1,457	$1,009	$930	$448
Inflation adjustments	1,015	1,682	1,563	(667)	119
Deposits and other assets	2,828	1,401	1,739	1,427	(338)
Aircraft maintenance	2,869	—	1,124	2,869	(1,124)
Pension liabilities	41,270	27,259	39,665	14,011	(12,406)
Provisions	32,520	44,585	39,847	(12,065)	4,738
Loss carry forwards	—	—	9,194	—	(9,194)
Air traffic liability	1,310	(186)	(8,381)	1,496	8,195
Investments	(10,203)	(2,127)	(6,156)	(8,076)	4,029
Other	(352)	(3,558)	(2,911)	3,206	(647)

Total Assets	73,644	70,513	76,693	3,131	(6,180)
Liabilities
Other	2,528	2,134	1,008	394	1,126

Total liabilities	2,528	2,134	1,008	394	1,126

Net deferred tax assets / (liabilities)	$71,116	$68,379	$75,685	$2,737	$(7,306)

Reflected in the statement of financial position as follows:

Deferred tax assets	$73,644	$70,513
Deferred tax liabilities	2,528	2,134

Deferred tax assets net	$71,116	$68,379

Reconciliation of deferred tax assets net	December 31, 2012	December 31, 2011
Opening balance as of 1 January	$68,379	$75,685
Tax income during the period recognized in profit or loss	(14,821)	(11,933)
Tax income during the period recognized in other comprehensive income	9,975	6,696
Exchange differences	7,583	(2,069)

Closing balance as at December 31	$71,116	$68,379

Income Tax

At December 31, 2012, the Company’s subsidiaries have tax loss carry forwards of approximately $105,376, which are available to offset future taxable income in the relevant jurisdictions, if any, through 2015. The tax loss

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

carry forwards in the tax jurisdiction of Chile amounting to $4,385 can be carried forward indefinitely. The Company applied a deduction of tax loss carry forwards of approximately $28,716 in its Income Tax Return for the tax year 2011 in the main subsidiary in Colombia which, together with the increase in profits of this subsidiary, explains the increase of Income Tax expense in 2012.

(29) Provisions for legal claims

There are pending proceedings of different nature against subsidiary companies for which an unfavorable ruling would represent a payment obligation.

Certain proceedings have a provision for the estimated amount of the loss. For other proceedings the companies have a reasonable expectation of a favorable outcome. Based on the plaintiffs’ claims, these contingencies amount to a total of $48,306. Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties. The proceedings that will not be settled using the aforementioned forms of payment are estimated at $5,716.

Proceedings that represent a remote risk are not accrued in the Consolidated Financial Statements.

Significant proceedings that are pending and considered probable are described below:

Ordinary proceedings filed in Brazil by Uma Representaciones Ltda. against Avianca, S.A.

In 2005, Avianca, S.A. terminated the general agency agreement subscribed with Uma Representaciones Ltda. in Brazil. The former agent filed two ordinary civil suits against the Company. . The amounts claimed in both lawsuits have been estimated at $2,773. There is a high probability of an unfavorable outcome for both legal proceedings; accordingly, As of December 31, 2012 and 2011, and January 1, 2011, a provision has been established in relation to this legal claim in the amount of $2,773, $2,348, and $977, respectively

Other

As of December 31, 2012 and 2011, and January 1, 2011, the Company is involved in various claims and legal actions arising in the ordinary course of business. Management and legal counsel has estimated the possible range of loss in $5,130, $8,712, and $17,627, respectively.

On December 10, 2004, Avianca emerged from Chapter 11 Proceedings after the Debtors’ Third Modified and Restated Joint Plan of Reorganization (“the Plan”) was confirmed. Unsecured creditors received notes payable which incorporate the right to receive contingent payments depending on the higher of a fixed payment or 15% of EBITDA as defined under the Plan for each year from 2005 through 2010. Accordingly, the Company has a provision amounting to $24,417 as of January 1, 2011 for the last payment to be made during 2011 related to this contingent payment.

These claims have been accrued for in the Consolidated Statement of Financial Position within “Provisions for legal claims”.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

Significant proceedings that are pending and considered remote are described below:

Arbitration proceeding in Colombia requested by Valórem, S.A. against Avianca, S.A.

In 2011, Valórem, S.A. a former Avianca S.A. shareholder requested, through arbitration, the reimbursement of an estimated $204,159 as overpayment of the obligations assumed (per the agreements subscribed in 2001 resulting from the merger that led to an Alliance with ACES and in 2004 as part of the Chapter 11 proceeding filed by Avianca, S.A. and its subsidiary Avianca Inc. before the United States Bankruptcy Court for the Southern District of New York in connection with Valórem, S.A.’s obligation to fund the pension liability for ground crew of Avianca, S.A. and SAM, S.A,

The proceedings are currently in the discovery phase and the probability of an unfavorable outcome is considered to be remote, considering the arguments and evidence from the defendant, in addition to the advanced stage of the proceedings.

Proceedings for annulment filed in Colombia by SAM, S.A. (currently merged with Avianca, S.A.) against an official tax assessment of the National Tax and Customs Administration (DIAN) in respect of the recognition of a portion of sales tax (VAT) as deductible in the 6th bi-monthly period of 2006

Sam, S.A. filed a suit requesting nullification of the official tax assessment related to VAT, whereby DIAN rejects a portion of the VAT input credit in the VAT return of the 6th bi-monthly period of 2006 arguing that the calculation of such VAT input credit was performed incorrectly since a portion of the VAT paid was allocated to operations exempted from VAT and certain invoices issued by the entity do not comply with the legal requirements.

As of December 31, 2012, 2011 and 2010, this contingency, including penalties, interest, and fines, amounts to an estimated total of $29,505, $ 22,218 and $ 19,339 respectively.

The company considers that it is unlikely to have an unfavorable ruling in relation to this case.

Proceeding filed in Peru by Líneas Aéreas Costarricenses, S.A. (LACSA), Peru branch in respect of sales tax (Value Added Tax) for the taxable year 2001

LACSA paid for transportation services, which are taxed by VAT, but according to the Tax Authorities of Peru (SUNAT) such services corresponded to an interline agreement, resulting in a rejection of VAT input credits.

As of December 31, 2012, 2011 and 2010 this contingency, including penalties and interests, amounts to an estimated total of $14,137, $12,464 and $11,063 respectively.

The Company claims that the transportation services payments do not correspond to an interline agreement and considers that it is unlikely to have an unfavorable ruling in relation to this case.

Proceedings filed in Peru by Transamerican Airlines, S.A. (Taca Peru) in respect of sales tax (Value Added Tax) for the 2000 and 2001 tax years

In 2000 and 2001, Taca Perú recognized certain tax credits related to VAT on the leasing of aircraft and fuel and other expenses derived from interline operations. The SUNAT rejected those credits claiming that the VAT paid by the companies could not be considered as VAT input credits because those operations should not generate VAT collection.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

As of December 31, 2012, 2011 and 2010, this contingency, including penalties and interests, amounts to an estimated total of $21,342, $19,127 and $16,675 respectively.

In March 2007, Legislative Decree No. 980 issued in Peru recognizes the right of airlines to apply tax credits paid, which strengthen the Company´s legal arguments to consider that it is unlikely to have an unfavorable ruling in relation to this case.

(30) Future aircraft leases payments

The Company has 70 aircraft under operating leases. Future operating lease commitments are as follows:

		Aircraft
Less than 1 year		$253,780
Between 1 and 5 years		669,741
More than 5 years		47,006

		$970,527

		Engines
A319/A320/A321	Up to 2016	$9,842
Embraer 190	Up to 2016	3,876

		$13,718

(31) Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

Airbus — Acquisition of A320, aircraft. The Company has seventy final purchase orders for which delivery is scheduled between 2013 and 2019, in addition to 21 purchase orders. Further, the Company has entered into agreements with Airbus to purchase one A330 aircraft, which is to be delivered in 2013. Additionally, the Company subscribed agreements to purchase three A330 freighters, which are to be delivered in 2013. In accordance with the terms and conditions of the aircraft purchase agreements, the Company must make advance payments to Airbus on specific dates.

Boeing — Acquisition of Boeing 787-8 aircraft. The Company has fifteen final purchase orders with deliveries scheduled between 2014 through 2019, in addition to ten purchase options. In accordance with the terms and conditions of the aircraft purchase agreements, the Company must make advance payments to Boeing on specific dates.

ATR — Acquisition of ATR 72 aircraft. The Company has fifteen final purchase orders, for which deliveries are scheduled between 2013 and 2015, in addition to fifteen purchase options. The final purchase agreement has not yet been subscribed.

Embraer — The Company has 30 purchase options for Embraer E190 aircraft.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

Other — Acquisition of up to six aircraft engines for which delivery is scheduled between 2013 and 2014, in addition to three purchase options.

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by manufacturers) and includes estimated surcharges.

As of December 31, 2012, commitments with manufacturers for the purchase of aircraft and advance payment commitments are summarized below. Advance payments are subsequently applied to the related aircraft acquisition commitments.

	2013	2014	2015	2016	Thereafter	Total
Advance payments	$214,696	$140,515	$76,813	$118,844	$257,892	$808,760
Aircraft acquisition commitments	$1,386,245	$1,807,100	$1,249,692	$1,216,164	$4,004,832	$9,664,033

(32) Subsequent events

Currency devaluation in Venezuela

On February 8, 2013, the Government of Venezuela announced the implementation of a new foreign exchange rate with effect from February 9, 2013, which represents a significant devaluation of the Venezuelan bolivar (VEF) with respect to the U.S. dollar. The new system uses a single official exchange rate of VEF$6.30 to US$1.00. However, the Government of Venezuela informed that the exchange rate of VEF$4.30 to US$1.00 will be applied to all pending Central Bank authorization requests that were filed with Commission for the Administration of Currency Exchange (CADIVI) before February 8, 2013. The Company estimates that losses arising from the devaluation of such funds will amount to approximately US$9,211. Those losses are to be recognized in the first quarter of 2013.

International bond placement

On May 10, 2013, the Company completed a $300,000 Senior Notes private offering under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi-annually in arrears on May 10 and November 10, beginning on November 10, 2013. Two of the Company’s subsidiaries, Grupo Taca Holdings Limited and Avianca Leasing, LLC, are jointly and severally liable under the Senior Notes as co-issuers.

The Senior Notes may be redeemed at any time on or after May 10, 2017 at the redemption prices plus accrued and unpaid interest, as described in the offering memorandum document. In addition, prior to May 10, 2016, the Company may redeem up to 35% of the Senior Notes from the proceeds of certain qualifying equity offerings at a price of 108.375% of the principal amount thereof. The Senior Notes may also be redeemed in whole, but not in part, at 100% of their principal amount, plus accrued and unpaid interest upon the occurrence of specified events relating to tax laws and as described in the offering memorandum. In addition, the Company has the option to redeem some or all of the Senior Notes at a price equal to 100% of the principal amount, plus a “make-whole” premium, plus accrued and unpaid interest at any time prior to May 10, 2017.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

The Senior Notes are fully and unconditionally guaranteed by three of our subsidiaries, Taca International Airlines, S.A., Líneas Aéreas Costarricenses, S.A., and Trans American Airlines, S.A. Avianca Leasing, LLC’s obligations as a co-issuer of the Senior Notes are unconditionally guaranteed by our subsidiary Aerovías del Continente Americano — Avianca, S.A. in an amount equal to $200,000.

The Senior Notes and the guarantees are senior unsecured obligations of the issuers and of the guarantors, respectively, and rank pari passu in right of payment with all other respective present and future unsecured obligations that are not expressly subordinated in right of payment to the Senior Notes or the guarantees.

Investment in new subsidiary

On April 19, 2013 a new company, Avianca Leasing, LLC was incorporated in the State of Delaware, United States which is a subsidiary owned 100% by Avianca, S.A.

Change of commercial trademark

On May 28 a process was executed to implement a single commercial trademark that will identify the marketing operations of the integrated Companies; each Company will maintain its legal company name, operating permits and individuality. The trademark name “Avianca” is a registered trademark property of Aerovías del Continente Americano, S.A. Avianca, incorporated in the Republic of Colombia and has been licensed for its use to the airlines Taca International Airlines, S.A., incorporated in the Republic of El Salvador; Líneas Aéreas Costarricenses, S.A., incorporated in the Republic of Costa Rica; Trans American Airlines, S.A., incorporated in the Republic of Peru; Aviateca, S.A., incorporated in the Republic of Guatemala; Tampa Cargo, S.A., incorporated in the Republic of Colombia; Aerolíneas Galápagos AeroGal, S.A., incorporated in the Republic of Ecuador and Isleña de Inversiones S.A. de C.V. incorporated in the Republic of Honduras. The Companies Deprisa and LifeMiles will maintain their own commercial trademark.

Operations restructure in Costa Rica

On May 17th 2013, the Company introduced some changes in the network at San Jose, Costa Rica in order to meet market needs as well as guarantee productivity and competitive service. As a result, less than 1.5% of the total headcount of the holding was reduced. The changes did not have a material impact on the financial results of the Company.

(33) Explanation of transition to IFRS

As stated in note 2a, the accompanying financial statements are the Company’s first Consolidated Financial Statements prepared in accordance with IFRS as adopted by the IASB.

The accounting policies set out in note 3 have been applied in preparing the Consolidated Financial Statements for the year ended December 31, 2012, the comparative information presented in these financial statements for the year ended December 31, 2011 and 2012, and in the preparation of an opening IFRS statement of financial position at January 1, 2011 (the Company’s date of transition).

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with generally accepted accounting principles in Colombia (“Previous GAAP”). An explanation of how the transition from previous GAAP to IFRSs has affected the Company’s financial position, financial performance and cash flows is set out below.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

The reconciliation of net equity as of December 31, 2012 is as follows:

Previous GAAP in Colombian Pesos (in millions)		$2,093,702
Period end exchange rate in Colombian Pesos (COP) for $1		1,768.23
Previous GAAP in US Dollars (in thousands)		1,184,067
	Explanation
Functional currency	A	31,398
Pension liability	B	(286,771)
Property and equipment	C	(226,154)
Loyalty program	D	28,330
Equity tax	E	(12,834)
Financial leases	F	(7,223)
Consolidation of special purpose entities	G	(11,623)
Provisions	H	(5,339)
Inventories	I	(3,908)
Business combinations	J	(3,288)
Capitalization of borrowing costs	K	28,230
Deferred income tax	L	79,467
Maintenance	M	(51,166)
Revenue breakage	N	(9,041)
Prior period adjustments	O	10,935
Other		7,022

Effect of transition to IFRS		(431,965)

Net equity according to IFRS		$752,102

The reconciliation of net equity as of December 31, 2011 is as follows:

Previous GAAP in Colombian Pesos (in millions)		$1,819,856
Period end exchange rate in Colombian Pesos (COP) for $1		1,942.70
Previous GAAP in US Dollars (in thousands)		936,766
	Explanation
Functional currency	A	102,105
Pension liability	B	(216,681)
Property and equipment	C	(187,343)
Loyalty program	D	(54,763)
Equity tax	E	(16,825)
Financial leases	F	(13,036)
Consolidation of special purpose entities	G	(9,421)
Provisions	H	(17,489)
Inventories	I	(3,908)
Business combinations	J	82,996
Capitalization of borrowing costs	K	24,137
Deferred income tax	L	76,003
Maintenance	M	89,683
Revenue breakage	N	(10,725)
Prior period adjustments	O	8,649
Other		947

Effect of transition to IFRS		(145,671)

Net equity according to IFRS		$791,095

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

The reconciliation of net equity as of January 1, 2011 is as follows:

Previous GAAP in Colombian Pesos (in millions)		$1,196,538
Period end exchange rate in Colombian Pesos (COP) for $1		1,913.98
Previous GAAP in US Dollars (in thousands)		625,157
	Explanation
Functional currency	A	17,067
Pension liability	B	(192,560)
Property and equipment	C	(191,271)
Loyalty program	D	(76,613)
Provisions	H	(19,939)
Financial leases	F	(13,036)
Consolidation of special purpose entities	G	(9,535)
Inventories	I	20,111
Business combinations	J	81,387
Capitalization of borrowing costs	K	22,759
Deferred income tax	L	66,428
Maintenance	M	51,795
Revenue breakage	N	68,437
Other		(6,827)

Effect of transition to IFRS		(181,797)

Net equity according to IFRS		$443,360

The reconciliation of net income for the year ended December 31, 2012 is as follows:

Previous GAAP in Colombian Pesos (in millions)		$351,684
Period end exchange in rate Colombian pesos (Cop) for $1		1,797.70
Previous GAAP in US Dollars (in thousands)		195,630
	Explanation
Functional currency	A	(75,961)
Pension liability	B	(15,077)
Property and equipment	C	(38,811)
Loyalty program	D	83,093
Equity tax	E	3,991
Provisions	H	12,150
Business combinations	J	6,629
Capitalization of borrowing costs	K	4,093
Deferred income tax	L	(6,324)
Maintenance	M	(140,849)
Revenue breakage	N	1,684
Prior period adjustments	O	2,099
Available-for-sale securities	P	(3,776)
Other		9,686

Effect of transition to IFRS		(157,373)

Net income according to IFRS		$38,257

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

The reconciliation of net income for the year ended December 31, 2011 is as follows:

Previous GAAP in Colombian Pesos (in millions)		$202,217
Period end exchange in rate Colombian pesos (Cop) for $1		1,847.14
Previous GAAP in US Dollars (in thousands)		109,476
	Explanation
Functional currency	A	15,277
Pension liability	B	10,580
Property and equipment	C	3,928
Loyalty program	D	21,850
Equity tax	E	(16,825)
Provisions	H	2,450
Inventories	I	(24,019)
Business combinations	J	1,609
Capitalization of borrowing costs	K	1,378
Deferred income tax	L	2,879
Maintenance	M	37,888
Revenue breakage	N	(79,162)
Prior period adjustments	O	8,596
Available-for-sale securities	P	(3,970)
Other		7,941

Effect of transition to IFRS		(9,600)

Net income according to IFRS		$99,876

A.	Functional currency

Under Previous GAAP, the Company was required to use the Colombian Peso as its functional currency.

Under IAS 21, “Effects of Changes in Foreign Exchange Rates”, the functional currency of an entity is the currency of the primary economic environment in which the entity operates (i.e. the currency in which it primarily generates and expends cash). Management’s assessment is that the functional currency of the Company is the US Dollar. Monetary assets, liabilities and equity, and transactions in currencies other than the US Dollar have been translated into US Dollars in accordance with IAS 21 as follows:

a)	Monetary assets and liabilities at the year-end exchange rate.

b)	Flight equipment and other property and equipment, and expendable spare parts (including accumulated depreciation and amortization), goodwill, other assets, and equity have been translated into US dollars at the market currency exchange rates in effect on the date of the transaction (historical exchange rates).

c)	Revenue and expenses are translated at the average market currency exchange rates in effect for the year ended December 31, 2011, except for depreciation and amortization, which have been remeasured at historical exchange rates.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

B.	Pension liability

The Company has six defined benefit pension plans for which no liability was recorded under Previous GAAP. For the other defined benefit plans, the Company estimated the net present value of its actuarial liability and deferred this liability on a straight line basis through 2023. The amortization is reflected in the Company’s net profit. Funds were segregated to cover this liability and are classified as Pension Plan Assets in the Company’s Consolidated Statement of Financial Position.

IAS 19 (2011) “Employee benefits” (“IAS 19”) requires the recognition of pension, health care and education plans costs based on actuarial computations under a prescribed methodology which differs from that used under previous GAAP. Under IAS 19 (2011), actuarial gains and losses are recognized directly in other comprehensive income. Liabilities are recorded under IAS 19 for certain employee benefit plans, which were accounted for on a cash basis under Previous GAAP.

C.	Property and equipment

Under IFRS 1 “First-time Adoption of International Financial Reporting Standards”, the Company may elect to use the fair value at date of transition to IFRS as deemed cost for items of property and equipment. At the date of transition, the Company has elected to use the fair value as deemed cost for specific items of property and equipment such as certain commuter aircraft. Revaluations recognized under Previous GAAP were reversed. In addition, the Company has recorded fixed assets based on their historical cost in US Dollars, which is the Company’s functional currency under IFRS.

The Company also made changes to useful lives of aircraft, rotable spare parts, buildings, and its threshold for capitalization of assets for IFRS purposes.

Under Previous GAAP, the Company recorded inflation adjustments to the cost of certain items of inventories, and property and equipment. Under IFRS, such adjustments are not appropriate since the criteria for hyperinflation adjustments in accordance with IAS 29 “Reporting in Hyperinflationary Economies” have not been met.

D.	Loyalty program

Under previous GAAP, the estimated incremental cost of providing loyalty program reward credits was accrued when award levels are reached. Under IFRIC 13 “Customer Loyalty Programs” (“IFRIC 13”), the Company must defer some of the proceeds of the initial sale as a reward credit liability.

Under Previous GAAP, the liability was recorded and then decreased when the miles were redeemed or expired. Under IFRS, miles redemption revenue is deferred based on management’s estimate of the fair value of the expected awards for which the points will be redeemed.

During 2012, under Previous GAAP, the Company adopted the provisions of IFRIC 13 to reduce the financial impact between Previous GAAP and IFRS Financial Statements. The Company recognized an increase in the liability and an expense in the Income Statement of Previous GAAAP. Under IFRS, this expense is reversed as the Company recorded its liability at fair value since the opening balance sheet.

E.	Equity tax

Under Previous GAAP the equity tax levied on companies in Colombia in May 2011 was recognized as a deferred charge and amortized over the payment period of four years. Under IFRS, equity tax is recorded as an expense in the year it is levied with a related payable being recorded.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

F.	Financial leases

Under IAS 17 “Leases”, a lease is classified as a finance lease if it transfers substantially all the risks and rewards incident to ownership.

For such leases an asset and a liability at the lower of the fair value of the asset and the present value of the minimum lease payments is recorded. Finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability.

Under Previous GAAP, finance leases were recorded as an expense on a cash basis.

G.	Consolidation of special purpose entities

Under Previous GAAP, interests in certain trusts set up for the purchase of aircraft are recorded as intangible assets. Under SIC Interpretation 12 “Consolidation — Special Purpose Entities” (“SIC 12”) the Company is required to consolidate special purpose entities in which it is the primary beneficiary of the entity’s expected gains or losses; therefore, these trusts are consolidated.

H.	Provisions

The threshold for recognition of provisions differs from Previous GAAP to IFRS. Under Previous GAAP, provisions are recognized in the financial statements if it is “likely” there will be an outflow of resources. IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, requires a provision to be recognized when: there is a present obligation as a result of a past transaction or event; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the obligation; “probable” in this context means more likely than not. Under IAS 37, there are a number of different estimation techniques to arrive at the best estimate, including the single most likely outcome, the weighted average of all possible outcomes or the midpoint where there is a range of equally possible outcomes. Certain additional provisions were recognized under IFRS.

Under IFRS, the Company adjusted the timing of compensation expense recognition for transactions under which the related services had not been completely provided.

I.	Inventories

Under Previous GAAP, the Company prospectively changed the estimate for obsolescence in inventory in 2011. Under IFRS, the Company applied the change at the opening balance sheet. In addition, for IFRS purposes the Company has recorded inventory at its historical cost in US Dollars, which is the Company’s functional currency under IFRS.

J.	Business combinations

As allowed by IFRS 1 the Company elected to restate the acquisition of Aerogal under IFRS 3, which occurred after November 10, 2010.

Under Previous GAAP, accounting for business combinations requires that the purchase price be allocated to the acquired assets and liabilities assumed on the basis of their book value with the difference

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

between the purchase price and the book value of acquired assets and liabilities being recorded as goodwill and amortized over a period of 20 years. Under IFRS 3, goodwill is the difference between purchase consideration and the fair value of acquired assets and liabilities and is tested for impairment annually rather than being amortized.

K.	Capitalization of borrowing costs

Under Previous GAAP all interest related to “Pre-delivery Payment” is expensed as incurred. Under IAS 23R “Borrowing costs”, borrowing costs related to “qualifying” assets, including “Pre-delivery Payment” are capitalized retrospectively beginning at the date the Company has made payments of borrowing costs related to “qualifying” assets.

L.	Deferred income tax

Under Previous GAAP, deferred income taxes are recognized only for temporary differences using the liability method based on the Income Statement. Under IAS 12 “Income taxes” (“IAS 12”), deferred tax must be recorded for all temporary differences between the financial and tax basis of assets and liabilities and tax credit carry forwards.

Whenever necessary, a deferred tax asset or liability has been recognized for differences between Previous GAAP and IFRS.

M.	Maintenance

Under Previous GAAP, only major maintenance of owned fleet was capitalized and amortized until the next programmed event. IAS 16 “Property, Plant and Equipment” (“IAS 16”) provides guidance that requires major overhaul costs to be treated as separate component of an aircraft. The cost of major maintenance of the whole fleet is capitalized provided that it meets the recognition criteria, that it is probable that future economic benefits will flow to the entity, and that the cost can be measured reliably. This overhaul cost is then depreciated over the period to the next inspection or overhaul.

Under Previous GAAP, major maintenance of leased aircraft was accrued over the time to the next maintenance event. Under IFRS the Company accrues for restitution costs related to aircraft held under operating leases under with it is contractually obligated to return aircraft in pre-defined condition at the time the asset does not meet the return condition criteria throughout the duration of the lease.

During 2012, under previous GAAP, the Company changed its maintenance accounting policy to reduce the financial impact between Previous GAAP and IFRS Financial Statements. The Company reversed the provision for major maintenance of leased aircraft by reducing expense in the Income Statement of Previous GAAP and major maintenance events on leased aircraft was capitalized. Under IFRS, this effect is reversed as the Company already has this policy applied since the opening balance sheet.

N.	Revenue breakage

Under Previous GAAP, the Company recognized revenue for unused tickets when the related ticket expired or one year after the issuance. Under IFRS, fares for tickets that expire unused are recognized as revenue based on historical data and experience.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011 and as of January 1, 2011

(In USD thousands)

O.	Prior period adjustments

In accordance with Previous GAAP, adjustments to previously issued financial statements are included in the net income of the period in which they are identified. These adjustments were recorded in the year to which the adjustment relates under IFRS.

P.	Available-for-sale securities

Under Previous GAAP, available-for-sale securities are measured at fair value with changes recognized in net income. Under IFRS, changes in fair value of available-for-sale securities are recognized in equity.

Material adjustments to the Statement of Cash Flows for 2012 and 2011

As of December 31, 2011, certain financial instruments amounting to $184,243 were classified within “Cash and cash equivalents” under Previous GAAP. These financial instruments were reclassified to “Deposits and other assets” under IFRS. During 2012, under Previous GAAP, the Company reclassified these financial instruments it had recorded as cash equivalents to reduce the financial impact between Previous GAAP and IFRS Financial Statements.

Under Previous GAAP the Company is not required to consolidate special purpose entities which were consolidated under IFRS. The consolidation of these entities increased cash and cash equivalents under IFRS in the amount of $6,014 and $2,345 as of December 31, 2012 and 2011, respectively.

There are no other material differences between the statement of cash flows presented under IFRSs and the Statement of Cash Flows presented under previous GAAP.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Interim Condensed Consolidated Statement of Financial Position

(In USD thousands, except share and per share data)

	Notes	As of June 30, 2013	As of December 31, 2012
		(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	9	$614,185	$402,997
Restricted cash	9	4,923	6,547
Available-for-sale securities		19,027	19,460
Accounts receivable, net of provision for doubtful accounts	10	319,648	202,962
Accounts receivable from related parties	11	30,301	29,427
Expendable spare parts and supplies, net of provision for obsolescence		51,954	48,796
Prepaid expenses		51,807	54,512
Assets held for sale		3,631	9,832
Deposits and other assets		70,944	105,028

Total current assets		1,166,420	879,561
Non-current assets:
Available-for-sale securities		11,168	13,165
Deposits and other assets		227,383	221,558
Accounts receivable, net of provision for doubtful accounts	10	69,041	64,540
Accounts receivable from related parties	11	22,644	24,001
Intangible assets		352,231	344,908
Deferred tax assets		34,699	73,644
Property and equipment, net	12	2,911,146	2,699,546

Total non-current assets		3,628,312	3,441,362

Total assets		$4,794,732	$4,320,923

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Interim Condensed Consolidated Statement of Financial Position

(In USD thousands, except share and per share data)

	Notes	As of June 30, 2013	As of December 31, 2012
		(Unaudited)	(Audited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt		$302,742	$282,145
Accounts payable		501,736	488,568
Accounts payable to related parties	11	5,544	7,309
Accrued expenses		146,792	181,802
Provisions for legal claims	21	7,568	7,903
Provisions for return conditions		—	7,598
Employee benefits		52,919	57,241
Air traffic liability		611,528	468,789
Other liabilities		21,218	29,470

Total current liabilities		1,650,047	1,530,825
Non-current liabilities:
Long-term debt		1,860,445	1,572,299
Accounts payable		2,734	3,041
Provisions for return conditions		72,785	59,297
Employee benefits		265,784	400,831
Deferred tax liabilities		8,077	2,528

Total non-current liabilities		2,209,825	2,037,996

Total liabilities		3,859,872	3,568,821

Equity:	14
Common stock		92,675	92,675
Preferred stock		19,448	19,473
Additional paid-in capital on common stock		263,178	263,178
Additional paid-in capital on preferred stock		269,598	270,061
Retained earnings		255,809	68,153
Revaluation and other reserves		25,418	25,418

Total equity attributable to the Company		926,126	738,958
Non-controlling interest		8,734	13,144

Total equity		934,860	752,102

Total liabilities and equity		$4,794,732	$4,320,923

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Interim Condensed Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the six months ended June 30,
	Notes	2013	2012
		(Unaudited)
Operating revenue:
Passenger		$1,843,562	$1,738,021
Cargo and other		379,550	340,705

Total operating revenue	6	2,223,112	2,078,726

Operating expenses:
Flight operations		40,940	42,054
Aircraft fuel		652,153	639,874
Ground operations		166,929	156,056
Aircraft rentals		140,546	132,444
Passenger services		68,244	63,733
Maintenance and repairs		103,256	107,194
Air traffic		88,673	84,559
Sales and marketing		309,798	291,568
General, administrative and other		112,445	86,957
Salaries, wages and benefits		335,780	316,932
Depreciation and amortization		66,338	63,485

Total operating expenses		2,085,102	1,984,856

Operating profit		138,010	93,870

Interest expense		(50,255)	(52,612)
Interest income		7,950	12,157
Derivative instruments		(5,861)	(14,152)
Foreign exchange	8	84,850	(73,675)

Profit (loss) before income tax		174,694	(34,412)

Total income tax expense	19	(27,188)	(11,265)

Net profit (loss) for the period		$147,506	$(45,677)

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Interim Condensed Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the six months ended June 30,
	Notes	2013	2012
		(Unaudited)
Net profit (loss) for the period		$147,506	$(45,677)
Other Comprehensive income (loss):
Items that will not be reclassified into profit or loss
Actuarial losses		87,719	(234)
Income tax	19	(17,404)	(181)

		70,315	(415)

Items that may be reclassified into profit or loss
Effective portion of changes in fair value of hedging instruments		(466)	2,357
Net change in fair value of available- for- sale securities		1,222	(1,873)
Income tax	19	(139)	800

		617	1,284
Other comprehensive (loss) income, net of income tax		70,932	869

Total comprehensive income (loss) for the period net of tax	14	218,438	(44,808)

Profit attributable to:
Equity holders of the parent		153,850	(49,270)
Non-controlling interest		(6,344)	3,593

Net profit (loss) for the period		147,506	(45,677)

Total comprehensive income (loss) attributable to:
Equity holders of the parent		224,782	(48,401)
Non-controlling interest		(6,344)	3,593

Total comprehensive income (loss) for the period net of tax		$218,438	$(44,808)

Basic and diluted earnings per share	13
Common Stock		$0.16	$(0.05)
Preferred Stock		$0.16	$(0.05)

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Interim Condensed Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the six months ended June 30, 2012 (Unaudited)
		Common stock		Preferred stock		Additional paid-in capital
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock	Revaluation and other reserves	Retained earnings	Equity attributable to equity holders of the parent	Non- controlling interest	Total equity
Balance at December 31, 2011		741,400,000	$92,675	159,907,920	$19,988	$263,178	$279,112	$27,059	$96,167	$778,179	$12,916	$791,095
Net loss		—	—	—	—	—	—	—	(49,270)	(49,270)	3,593	(45,677)
Other comprehensive income for the period	14	—	—	—	—	—	—	—	869	869	—	869
Dividends paid		—	—	—	—	—	—	—	(25,590)	(25,590)	—	(25,590)
Purchase of treasury stock		—	—	(1,133,368)	(141)	—	(2,247)	—	—	(2,388)	—	(2,388)

Balance at June 30, 2012 (unaudited)		741,400,000	$92,675	158,774,552	$19,847	$263,178	$276,865	$27,059	$22,176	$701,800	$16,509	$718,309

Balance at December 31, 2012		741,400,000	$92,675	155,784,429	$19,473	$263,178	$270,061	$25,418	$68,153	$738,958	$13,144	$752,102
Net profit		—	—	—	—	—	—	—	153,850	153,850	(6,344)	147,506
Other comprehensive income for the period	14	—	—	—	—	—	—	—	70,932	70,932	—	70,932
Dividends paid		—	—	—	—	—	—	—	(37,126)	(37,126)	—	(37,126)
Purchase of treasury stock		—	—	(197,141)	(25)	—	(463)	—	—	(488)	—	(488)
Other		—	—	—	—	—	—	—	—	—	1,934	1,934

Balance at June 30, 2013 (unaudited)		741,400,000	$92,675	155,587,288	$19,448	$263,178	$269,598	$25,418	$255,809	$926,126	$8,734	$934,860

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Interim Condensed Consolidated Statement of Cash Flows

(In USD thousands)

	For the six months ended June 30,
	2013	2012
	(Unaudited)
Cash flows from operating activities:
Net profit (loss) for the period	$147,506	$(45,677)
Adjustments for:
Provision for doubtful accounts	2,972	2,468
Provision for inventory obsolescence	665	1,043
Deferred tax	20,938	(7,060)
Current tax	6,250	18,325
Depreciation and amortization	66,338	63,485
Stock appreciation rights	(574)	1,461
Provisions	16,970	64,058
Net expense from pensions plans	16,645	14,921
Interest expense	50,255	52,612
Interest income	(7,950)	(12,157)
Loss (gain) on disposal of assets	3,089	(12,880)
Valuation of derivative instruments	5,861	14,152
Non-controlling interest in new subsidiary	2,579	—
Foreign exchange	(86,414)	44,614
Accounts receivable	(148,031)	(60,520)
Expendable spare parts and supplies	(3,823)	(2,997)
Prepaid expenses	2,706	(2,735)
Deposits and other assets	(19,003)	15,500
Accounts payable and accrued expenses	(36,796)	(63,707)
Air traffic liability	142,741	90,518
Provisions	15,555	(7,628)
Pension liabilities	(28,899)	(18,574)

Cash provided by operating activities	169,580	149,222
Income tax paid	(12,366)	(13,284)

Net cash provided by operating activities	157,214	135,938

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Interim Condensed Consolidated Statement of Cash Flows

(In USD thousands)

	For the six months period ended June 30,
	2013	2012
	(Unaudited)
Cash flows from investing activities:
Available-for-sale securities	2,430	(1,144)
Restricted cash	1,624	(4,386)
Interest received	19,496	10,095
Advance payments on aircraft purchase contracts	(86,656)	(68,329)
Acquisition of property and equipment	(114,281)	(109,098)
Redemption of certificates of bank deposits	45,771	204,619
Acquisition of intangible assets	(10,422)	(8,412)
Proceeds from sale of property and equipment	35,299	60,742
Proceeds from sale of investments	952	2,535

Net cash (used in) provided by investing activities	(105,787)	86,622
Cash flows from financing activities:
Proceeds from loans and borrowings	50,614	43,553
Proceeds from issuance of bonds	300,000	—
Payments on loans and borrowings	(121,932)	(108,047)
Payments of financial lease liabilities	(2,038)	(2,990)
Dividends paid	(37,126)	(25,590)
Acquisition of non-controlling interest	(647)	—
Purchase of treasury stock	(488)	(2,388)
Interest paid	(45,300)	(43,670)

Net cash provided by (used in) financing activities	143,083	(139,132)
Effect of exchange rate on cash	16,678	9,752
Net increase in cash and cash equivalents	211,188	93,180
Cash and cash equivalents at beginning of period	402,997	288,726

Cash and cash equivalents at end of period	$614,185	$381,906

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

(1) Reporting entity

Avianca Holdings, S.A. (the “Company” or “Avianca Holdings, S.A.”) a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panamá City, Republic of Panamá, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, on March 10, 2010 the Company changed its name to AviancaTaca Limited, and, on January 28, 2011 the Company changed its name to AviancaTaca Holding S.A and thereafter on March 3, 2011 the company changed its registered offices to Panamá. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (BVC) as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding, S.A. to Avianca Holdings, S.A. and on July 22, 2013, the Company changed its listing name to PFAVH: CB.

The Company through its subsidiaries is provider of domestic and international passenger and cargo transportation both in the domestic markets of Colombia, Ecuador, and Peru, and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling; transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Aerosur, Air Canada, Ocean Air Linhas Aereas, S.A., Delta Airlines, Iberia, Lufthansa, SATENA, Sky Airlines, United Airlines and US Airways. Avianca and Taca International are members of Star Alliance which give customers of the Company access to the routes, destinations and services of the Star Alliance network.

The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the Company’s hub airports, the Company also performs ground operations for third-party airlines.

The Company operates a frequent flyer program, (“LifeMiles”) that provides travel and other awards to members of the program based on accumulated mileage credits. The program supports growth and ensures greater operational flexibility by maximizing the number of partners and increasing the program’s attractiveness for a greater number of members.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

At June 30, 2013, Avianca Holdings, S.A. operated a fleet of 166 aircraft consisting of:

Aircraft	Owned/ Financial lease	Operating lease	Total
Airbus A-318	—	10	10
Airbus A-319	13	17	30
Airbus A-320	31	24	55
Airbus A-321	1	4	5
Airbus A-330	1	9	10
Airbus A330F	2	—	2
ATR-42	6	5	11
Boeing 767	4	1	5
Cessna Grand Caravan	11	—	11
Embraer E-190	10	2	12
Fokker 100	5	—	5
Fokker 50	10	—	10

	94	72	166

(2) Basis of preparation

The Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2013 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The Interim Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2012.

These Interim Condensed Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

The Interim Condensed Consolidated Financial Statements of the Company for the six months ended June 30, 2013 were authorized for issue by the Board of Directors on August 14, 2013.

(3) New Standards, interpretations, and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Company’s annual Consolidated Financial Statements for the year ended 31 December 2012, except for the adoption of new standards and interpretations effective as of January 1, 2013.

The Company has applied, for the first time, certain standards and amendments. These include IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 13 Fair Value Measurement and amendments to IAS 1 Presentation of Financial Statements. As required by IAS 34, the nature and the effect of these changes are disclosed below. In addition, the application of IFRS 12 Disclosure of Interest in Other Entities will result in additional disclosures in the annual Consolidated Financial Statements.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

Several other new standards and amendments apply for the first time in 2013. However, they do not impact the annual consolidated financial position or the comprehensive income of the Company on an annual or interim basis. The nature and the effect of each new standard and amendment are further described below.

IAS 1 Presentation of Items of Other Comprehensive Income — Amendments to IAS 1

The amendments to IAS 1 modify the grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g. exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The adoption of these amendments to IAS 1 only impact presentation and has had no impact on the Company’s financial position or performance.

IFRS 7 Financial Instruments: Disclosures

The amendment to IFRS 7 requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The newly-required disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set-off in accordance with IAS 32. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set-off pursuant to IAS 32. The Company provides the disclosure as it has entered into netting arrangement with counterparties as explained in Note 17.

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation — Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, as follows: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. The adoption of IFRS 10 has had no significant impact on the Company’s financial position and results of operations.

IFRS 11 Joint Arrangements and IAS 28 Investment in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

The adoption of IFRS 11 has not had a material impact on the Company’s position and results of operations.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. None of these disclosure requirements are applicable for interim Condensed Consolidated Financial Statements, as there have been no significant events or transactions in the interim period require that they be provided.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has had no material impact on the Company’s financial position and results of operations.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required for financial instruments by IAS 34.16A(j), thereby affecting the interim condensed consolidated financial statements period.

(4) Investments in new Companies

On February 22, 2013 the Company signed with Seger Investments Corp, a company incorporated in Panama, who acts as the operating partner, a Shareholders’ Agreement with 50% joint participation, for the development of social activities of GETCOM International Investments, SL, a company incorporated in Spain. Activities related to the supply of contact center services (“call center”) for the use of the Company and its subsidiaries. GETCOM International Investments, SL is, at the same time, owned 100% by GETCOM Colombia, SAS, a company established for the delivery of call center services in Colombia to the controlling owner of societies GETCOM S.A. de C.V. and GETCOM International, S.A. de C.V.; companies incorporated in El Salvador for the provision of call center services in El Salvador.

(5) Bond Issuance

The subsidiaries Grupo Taca Holdings Limited, or Taca, and Avianca Leasing, LLC are jointly and severally liable under the Notes offered by Avianca Holdings, S.A. on May 10, 2013, as co-issuers on $300,000 in aggregate principal amount.

The Notes are fully and unconditionally guaranteed by three of our subsidiaries: Taca International Airlines S.A., Líneas Aéreas Costarricenses, S.A., and Trans American Airlines S.A. Avianca Leasing LLC’s obligations as a co-issuer of the Notes will be unconditionally guaranteed by our subsidiary Aerovias del Continente Americano — Avianca S.A., or Avianca, in an amount equal to $200,000. The Notes and guarantees are senior unsecured obligations of the co-issuers and the guarantors, respectively, and rank equally in right of payments with all of their other respective present and future unsecured obligations that are not expressly subordinated in right of payment to the Notes or the Guarantees.

The Indenture contains the following covenants:

a. Limitation on Transactions with Affiliates

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

b. Limitation on Consolidation, Merger or Transfer of Assets

c. Restrictions on Activities of Avianca Leasing, LLC

(6) Segment information

The Company reports information by segments as established in IFRS 8 “Operating segments”. The Company has determined that it has one operating segment: air transportation.

The Company’s revenues by geographic area for the period ended June 30, 2013 and 2012 are as follows:

	For the six months ended June 30,
	2013	2012
North America	$349,596	$329,838
Central America and the Caribbean	266,124	215,382
Colombia	892,368	873,074
South America (ex-Colombia)	578,912	545,717
Other	136,112	114,715

Total operating revenue	$2,223,112	$2,078,726

The Company allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area.

(7) Seasonality

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. This fluctuation is the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs. The lowest levels of passenger traffic are concentrated in February, April and May. Given the proportion of fixed costs, the company and its subsidiaries expect that quarterly operating results to continue to fluctuate from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

(8) Foreign exchange

The gain or loss in foreign currency is derived primarily from the appreciation or depreciation of the Colombian Peso against the US Dollar, which is the Company’s functional currency. The Company’s subsidiary Aerovias del Continente Americano, S.A. domiciled in Colombia has liabilities denominated in Colombian Pesos such as its pension plans and a bond issuance. For the six months ended June 30, 2013, the Company recognized a net gain of $84,850 primarily as a result of the depreciation of the Colombian Peso against the US Dollar of 9.1% compared to the exchange rate as of December 31, 2012. For the six months ended June 30, 2012, the Company recognized a net loss of $73,675, primarily, as a result of the appreciation of the Colombian Peso against the US Dollar of 8.1% compared to the exchange rate as of December 31, 2011.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

(9) Cash and cash equivalents and restricted cash

For the purpose of the Interim Condensed Consolidated Statement of Cash Flows as of June 30, 2013 and June 30, 2012 and the Interim Condensed Consolidated Statement of Financial Position as of June 30, 2013 and December 31, 2012, cash and cash equivalents and restricted cash are comprised of the following:

	June 30, 2013	June 30, 2012	December 31, 2012
Cash on hand and bank deposits	$559,072	$263,045	$334,621
Demand and term deposits	55,113	118,861	68,376

Cash and cash equivalents	614,185	381,906	402,997
Restricted cash	4,923	6,201	6,547

Cash and cash equivalents and restricted cash	$619,108	$388,107	$409,544

(10) Accounts Receivables, net of provision for doubtful accounts

Receivables as of June 30, 2013 and December 31, 2012 are as follows:

	June 30, 2013	December 31, 2012
Trade	$280,993	$179,825
Taxes	73,825	54,505
Manufacturer credits	10,520	18,454
Employee advances (1)	7,598	6,537
Other	25,677	21,463

	$398,613	$280,784
Less provision for doubtful accounts	(9,924)	(13,282)

Total	$388,689	$267,502

Net current	$319,648	$202,962
Net non-current	69,041	64,540

Total	$388,689	$267,502

(1)	Employee advances mainly relate to per diem allowances provided as advances to crew and personnel prior to traveling.

Changes during the period in the provision for doubtful accounts are as follows:

	June 30, 2013	December 31, 2012
Balance at beginning of period	$13,282	$10,707
Bad debt expense	2,972	10,000
Write-offs against the allowance	(6,330)	(7,425)

Balance at end of period	$9,924	$13,282

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

(11) Balances and transactions with related parties and key management compensation expenses

The following table provides the total amount of transactions that have been entered into with related parties during the six months ended June 30, 2013 and 2012, as well as balances with related parties as of June 30, 2013 and December 31, 2012:

Company	Country	June 30, 2013				June 30, 2012		December 31, 2012
		Receivables	Payables	Revenues	Expenses	Revenues	Expenses	Receivables	Payables
SPSYN Participacoes, S.A.	Panama	$39,812	$—	$844	$—	$1,674	$—	$46,490	$—
Oceanair Linhas Aereas, S.A.	Brazil	11,182	1,304	7,730	2,207	19,836	1,035	6,255	1,654
Corp Hotelera Internac., S.A.	El Salvador	—	—	1	455	—	496	—	—
Empresariales S.A.S.	Colombia	1	801	1	5,112	9	5,145	—	1,818
Aeromantenimiento, S.A.	El Salvador	330	1,637	17	3,900	—	—	—	858
Transportadora del Meta S.A.S.	Colombia	6	464	4	4,470	26	5,191	—	1,548
Other		1,614	1,338	41	637	23	375	683	1,431

Subtotal		$52,945	$5,544	$8,638	$16,781	$21,568	$12,242	$53,428	$7,309

	Receivables	Payables	Receivables	Payables
Short-term	$30,301	$5,544	$29,427	$7,309
Long-term	22,644	—	24,001	—

Total balance with related parties	$52,945	$5,544	$53,428	$7,309

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

All related parties are companies controlled by the same ultimate shareholder as Avianca Holdings S.A. Revenues and expenses correspond mainly to sales of loyalty program points, leases, maintenance, and cargo transportation services. The following is a description of the nature of services provided by and to related parties; which have not changed significantly in comparison with those reported in the financial statements at 31 December, 2012. These transactions are:

Related party	Nature of Services
SPSYN Participacoes S.A.	The Company and SPSYN Participacoes S.A. signed a novation of the receivables from Oceanair Linheas Aereas, S.A. whereby SPSYN would be the new debtor.
Oceanair Linheas Aereas, S.A.	The Company provides to and receives from Oceanair Linheas Aereas, S.A., logistic services, marketing and advertising, maintenance services, and training services. The Company has entered into a licensing agreement with Oceanair for the use of the Avianca brand in Brazil.
Empresariales S.A.S.	Transportation services for the Company’s employees.
Aeromantenimiento, S.A.	Aircraft maintenance company which provides aircraft overhaul services to the Company.
Transportadora del Meta S.A.S.	Provides road transportation services for cargo/courier deliveries to the Company.
Corporación Hotelera Internacional. S.A.	Accommodation services for crew and employees of the Company.

Key management compensation expenses

Key management compensation expense recognized within “Salaries, wages, and benefits” in the Consolidated Statement of Comprehensive Income for the six months ended June 30, 2013 and 2012 amounts to $11,214 and $11,153, respectively

(12) Property and equipment, net

During the six months ended June 30, 2013, the Company acquired one A320, one A330 Freighter, and one Cessna Grand Caravan. Additionally, the Company paid Predelivery Payments (“PDPs”) and purchased rotable spare parts.

During the six months ended June 30, 2013, the Company sold one A319 and one Cessna Grand Caravan.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

Flight equipment, property and other equipment as of December 31, 2012 and June 30, 2013, and December 31, 2011 and June 30, 2012 is as follows:

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Other	Total
Gross:
December 31, 2012	$2,451,664	$179,791	$77,761	$283,162	$270,299	$3,262,677
Additions	162,051	19,658	9,785	113,669	8,058	313,221
Disposals	(32,071)	(7,761)	(6,684)	—	(785)	(47,301)
Transfers	27,013	—	—	(27,013)	—	—

June 30, 2013	2,608,657	191,688	80,862	369,818	277,572	3,528,597

Accumulated depreciation:
December 31, 2012	336,170	123,197	9,763	—	94,001	563,131
Additions	46,048	10,671	906	—	4,379	62,004
Disposals	(4,934)	—	(458)	—	(2,292)	(7,684)

June 30, 2013	$377,284	$133,868	$10,211	$—	$96,088	$617,451

Net balances:

December 31, 2012	$2,115,494	$56,594	$67,998	$283,162	$176,298	$2,699,546

June 30, 2013	$2,231,373	$57,820	$70,651	$369,818	$181,484	$2,911,146

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Other	Total
Gross:
December 31, 2011	$2,049,400	$184,829	$73,357	$262,456	$263,190	$2,833,232
Additions	142,538	12,276	9,996	76,647	9,691	251,148
Disposals	(31,754)	(2,737)	(8,796)	(31,655)	(15,761)	(90,703)
Transfers to assets held for sale	8,318	—	—	(8,318)	—	—

June 30, 2012	2,168,502	194,368	74,557	299,130	257,120	2,993,677

Accumulated depreciation:
December 31, 2011	280,970	123,252	16,664	—	102,869	523,755
Additions	31,876	16,356	1,518	—	8,186	57,936
Disposals	(11,452)	(8,638)	(3,116)	—	(19,757)	(42,963)

June 30, 2012	$301,394	$130,970	$15,066	$—	$91,298	$538,728

Net balances:

December 31, 2011	$1,768,430	$61,577	$56,693	$262,456	$160,321	$2,309,477

June 30, 2012	$1,867,108	$63,398	$59,491	$299,130	$165,822	$2,454,949

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

(13) Earnings per Share

The calculation of basic and diluted earnings per share at June 30, 2013 and 2012 is as follows:

	June 30, 2013	June 30, 2012
Net profit (loss) attributable to Avianca Holdings, S.A.	$147,506	$(45,677)

Weighted average number of ordinary shareholders (basic and diluted)
(in thousands of shares)
Common stock	741,400	741,400
Preferred stock	155,587	159,549

Basic and diluted earnings per share
Common stock	$0.16	$(0.05)
Preferred stock	$0.16	$(0.05)

(14) Other comprehensive income

The movement of other comprehensive income from December 31, 2012 to June 30, 2013 and from December 31, 2011 to June 30, 2012 is as follows:

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows. For the six months ended June 30, 2013 and 2012, $(466) and $2,357 respectively was recognized associated to the effective portion of changes in fair value of cash flow hedges.

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognized or impaired. For the six months ended June 30, 2013 and 2012, $1,222 and $(1,873), respectively was recognized associated to the available-for-sale financial assets.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post-retirement medical benefits recognized in other comprehensive income. For the six months ended June 30, 2013 and 2012, the Company recognized an actuarial loss amounting to $87,719 and $(234), respectively.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income. For the six months ended June 30, 2013 and 2012, $(17,543) and $619, respectively was recognized for such transactions.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

(15) Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value through other comprehensive income as of June 30, 2013 and December 31, 2012 are the following:

	June 30, 2013	December 31, 2012
Cash flow hedges — Assets
Fuel price hedges	$8,313	$10,085

Total	$8,313	$10,085

Cash flow hedges — Liabilities
Fuel price hedges	$3,111	$439

Total	$3,111	$439

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges to hedge the expected variations in jet fuel prices designated as cash flow hedges to hedge the expected future sales and purchases in Colombia, based on highly probable forecast transactions.

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Company to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments.

	Fair Value	1-12 months
Fuel price
Assets	$8,313	$8,313
Liabilities	$3,111	$3,111

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of June 30, 2013, a net loss relating to the hedging instruments of $10,152 is included in the Interim Condensed Consolidated Statement of Comprehensive Income.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

(16) Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of June 30, 2013 and December 31, 2012 are the following:

	June 30, 2013	December 31, 2012
Derivatives not designated as hedges — Liabilities:
Derivative contracts of foreign currency	$—	$1,183
Derivative contracts of interest rate	18,108	27,848

Total	$18,108	$29,031

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency, fuel price risk, and interest rates.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Interest rate risk

The Company incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rated of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Company pays a fixed rate and receives a variable rate.

(17) Offsetting of Financial Instruments

As of June 30, 2013 and December 31, 2012, the Company has derivative assets and derivative liabilities that meet the offsetting criteria in paragraph 42 of IAS 32. Consequently, the gross derivative liability is set off against the gross derivative asset, resulting in the presentation of a net derivative asset of $378 and $6,796 in the Interim Condensed Consolidated Statement of Financial Position and Annual Consolidated Statement of Financial Position, respectively.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

Financial assets relative to fuel hedges, subject to offsetting, enforceable master netting arrangements are as follows:

As of	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the Interim Condensed Consolidated Statement of Financial Position	Net amounts of financial assets presented in the Interim Condensed Consolidated Statement of Financial Position
June 30, 2013	3,117	(2,739)	378
December 31, 2012	8,113	(1,317)	6,796

(18) Fair value measurements

Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position are as follows:

	June 30, 2013
		Carrying amount	Fair value
Financial assets
Cash and cash equivalents	9	$614,185	$614,185
Restricted cash	9	4,923	4,923
Available-for-sale securities		30,195	30,195
Accounts receivables, net		388,688	388,688
Related parties	11	52,945	52,945
Derivative instruments	15	8,313	8,313
Deposits and other assets		298,327	298,327

		$1,397,576	$1,397,576

Financial liabilities
Accounts payable		$504,470	$504,470
Related parties	11	5,544	5,544
Other liabilities		21,219	21,219
Short-term borrowings and long-term debt		2,163,187	2,150,835

		$2,694,420	$2,682,068

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)	Cash and short-term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

(b)	The fair value of available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date.

(c)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(d)	The fair value of short-term borrowings and long-term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

Fair values hierarchy

All financial instruments carried at fair value are classified in three categories defined as follows:

Level 1	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a listing of our assets and liabilities required to be measured at fair value on a recurring basis and where they are classified within the hierarchy.

June 30, 2013

	Level 1	Level 2	Level 3	Total
Assets
Aircraft fuel derivatives	$—	$8,313	$—	$8,313

	$—	$8,313	$—	$8,313

Liabilities
Aircraft fuel	$—	$3,111	$—	$3,111
Interest rate derivatives	—	18,108	—	18,108

	$—	$21,219	$—	$21,219

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

(19) Income tax expense

The major components of income tax expense for the six months period ended June 30, 2013 and 2012 are as follows:

Consolidated income statement

	For the six months ended June 30
	2013	2012
Current Income tax:
Current income tax charge	$6,250	$18,325
Deferred tax expense:
Related to origination and reversal of temporary differences	20,938	(7,060)

Income tax expense reported in the income statement	$27,188	$11,265

Income tax charged directly to other comprehensive income	$(17,543)	$619

The total income tax expense results primarily from taxes levied on Aerovias del Continente Americano, S.A. in Colombia. The consolidation of this subsidiary along with others in Avianca Holdings, S.A. have a material effect on the effective tax rate of the Company as certain of these subsidiaries have significant losses, especially during the six months ended June 30, 2012.

(20) Share based payments

The Company authorized the implementation of a new incentive plan (the “Share Plan”) on January 27, 2012 whereby eligible recipients, including directors, officers, certain employees, receive a special cash payout if certain vesting conditions are met.

The Share Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca, as reported by the Colombia Stock Exchange during the 30 calendar days immediately preceding redemption and COP 5,000.

18,026,158 awards were issued on March 15, 2012, and will vest in equal tranches over a 4 year period, with the first tranche vesting on March 15, 2013, and subsequent tranches vesting on each subsequent anniversary date. Upon vesting, each tranche may be redeemed within 5 years and no later than March 2021. All awards issued in 2012 have the same features and were still outstanding as of December 31, 2012 with a remaining contractual life of 5.2 years.

A summary of the terms of the awards is as follows:

Vesting dates	Percentage vesting	Exercise period
March 15, 2013	25%	Exercisable from March 16, 2013 through March 15, 2018
March 15, 2014	25%	Exercisable from March 16, 2014 through March 15, 2019
March 15, 2015	25%	Exercisable from March 16, 2015 through March 15, 2020
March 15, 2016	25%	Exercisable from March 16, 2016 through March 15, 2021

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

Participants who are terminated, or resigned, cease to be part of the Share Plan. No awards were issued to non-employees or directors in 2012.

The Company has determined the fair value of the outstanding awards as of December 31, 2012 using the Turnbull-Wakeman model, which is a variation of the Black-Scholes model and was deemed to be an appropriate valuation model given the requirement that the share price be above a certain threshold for 30 days prior to redemption.

The Turnbull-Wakeman model uses several inputs including:

•	Expected term of 2.7 to 5.7 years

•	Time in averaging period of 0.08 years

•	Stock price of COP 4,525

•	Strike price of COP 5,000

•	Risk free rate of 4.82% to 5.17%

•	Dividend yield of 1.1%

•	Volatility of 27.26% to 35.61%

Since Avianca has a public traded history of less than two years on the Colombian Stock Exchange for the preferred shares, which is shorter than all the expected terms, the Company used data for guideline public companies similar to Avianca to estimate its equity volatility.

Based on the aforementioned assumptions, the Company determined that the expense of the Share Plan Awards for the year ended June 30, 2013 and 2012 was $(574) and $1,461, respectively, which has been recognized within operating profit in the second quarter 2013 and 2012, and is reflected as a non-current liability on the Comprehensive Statement of Financial Position as of June 30, 2013 and 2012.

(21) Provisions for legal claims

There are pending proceedings of different nature against subsidiary companies for which an unfavorable ruling would represent a payment obligation.

Proceedings that represent a remote risk are not accrued in the Consolidated Financial Statements.

Significant proceedings that are pending and considered probable are described below:

Ordinary proceedings filed in Brazil by Uma Representaciones Ltda. against Avianca, S.A.

In 2005, Avianca, S.A. terminated the general agency agreement subscribed with Uma Representaciones Ltda. in Brazil. The former agent filed two ordinary civil suits against the Company. The amounts claimed in both lawsuits have been estimated at $2,773. There is a high probability of an unfavorable outcome for both legal proceedings; accordingly, as of June 30, 2013 and December 31, 2012, a provision has been established in relation to this legal claim in the amount of $2,773 in each period.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

Other

As of June 30, 2013 and December 31, 2012, the Company is involved in various claims and legal actions arising in the ordinary course of business. Management and legal counsel has estimated the possible range of loss in $4,795 and $5,130, respectively.

These claims have been accrued for in the Consolidated Statement of Financial Position within “Provisions for legal claims”.

Significant proceedings that are pending and considered remote are described below:

Arbitration proceeding in Colombia requested by Valórem, S.A. against Avianca, S.A.

In 2011, Valórem, S.A. a former Avianca S.A. shareholder requested, through arbitration, the reimbursement of an estimated amount of $187,144 as overpayment of the obligations assumed (per the agreements subscribed in 2001 resulting from the merger that led to an Alliance with ACES and in 2004 as part of the Chapter 11 proceeding filed by Avianca, S.A. and its subsidiary Avianca Inc. before the United States Bankruptcy Court for the Southern District of New York in connection with Valórem, S.A.’s obligation to fund the pension liability for ground crew of Avianca, S.A. and SAM, S.A,

The proceedings are currently in the discovery phase and the probability of an unfavorable outcome is considered to be remote, considering the arguments and evidence from the defendant, in addition to the advanced stage of the proceedings.

Proceedings for annulment filed in Colombia by SAM, S.A. (currently merged with Avianca, S.A.) against an official tax assessment of the National Tax and Customs Administration (DIAN) in respect of the recognition of a portion of sales tax (VAT) as deductible in the 6th bi-monthly period of 2006

Sam, S.A. filed a suit requesting nullification of the official tax assessment related to VAT, whereby DIAN rejects a portion of the VAT input credit in the VAT return of the 6th bi-monthly period of 2006 arguing that the calculation of such VAT input credit was performed incorrectly since a portion of the VAT paid was allocated to operations exempted from VAT and certain invoices issued by the entity do not comply with the legal requirements.

As of June 30, 2013 and December 31, 2012, this contingency, including penalties, interest, and fines, amounts to an estimated total of $18,420 and $29,505, respectively.

The company considers that it is unlikely to have an unfavorable ruling in relation to this case.

Proceeding filed in Peru by Líneas Aéreas Costarricenses, S.A. (LACSA), Peru branch in respect of sales tax (Value Added Tax) for the taxable year 2001

LACSA paid for transportation services, which are taxed by VAT, but according to the Tax Authorities of Peru (SUNAT) such services corresponded to an interline agreement, resulting in a rejection of VAT input credits.

As of June 30, 2013 and December 31, 2012, this contingency, including penalties and interests, amounts to an estimated total of $13,396 and $14,137, respectively.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

The Company claims that the transportation services payments do not correspond to an interline agreement and considers that it is unlikely to have an unfavorable ruling in relation to this case.

Proceedings filed in Peru by Transamerican Airlines, S.A. (Taca Peru) in respect of sales tax (Value Added Tax) for the 2000 and 2001 tax years

In 2000 and 2001, Taca Peru recognized certain tax credits related to VAT on the leasing of aircraft and fuel and other expenses derived from interline operations. The SUNAT rejected those credits claiming that the VAT paid by the companies could not be considered as VAT input credits because those operations should not generate VAT collection.

As of June 30, 2013 and December 31, 2012, this contingency, including penalties and interests, amounts to an estimated total of $20,073 and $21,342, respectively.

In March 2007, Legislative Decree No. 980 issued in Peru recognizes the right of airlines to apply tax credits paid, which strengthen the Company’s legal arguments to consider that it is unlikely to have an unfavorable ruling in relation to this case.

(22) Future aircraft leases payments

The Company has 72 aircraft under operating leases. Future operating lease commitments are as follows:

Aircraft
Less than 1 year	$262,012
Between 1 and 5 years	678,841
More than 5 years	65,698

$1,006,551

		Engines
A318/A319/A320/A321	Up to 2016	$7,723
Embraer 190	Up to 2016	3,244

		$10,967

(23) Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

Airbus — The Company has 66 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2013 and 2019 as well as 21 purchase options. An agreement was signed with Airbus for the acquisition of four A330 freighter aircraft, two has been delivered in December 2012 and March 2013 and the other 2 will be delivered in 2013. Under the terms of this purchase agreement to acquire Airbus aircraft, the Company must make pre-delivery payments to Airbus on predetermined dates.

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Notes to Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

Boeing — The Company has 15 firm orders for the acquisition of B787-8 aircraft with deliveries scheduled between 2014 and 2019 as well as 10 purchase options. Under the terms of this purchase agreement to acquire Boeing aircraft, the Company must make pre-delivery payments to Boeing on predetermined dates.

ATR — The Company has 15 firm orders for the acquisition of ATR 72 with deliveries scheduled between 2013 and 2015 as well as 15 purchase options. The final purchase agreement has not been signed yet.

Embraer — The Company has up to 30 purchase options.

Other — The Company has 11 firm orders for the acquisition of spare engines with deliveries between 2014 and 2020.

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated surcharges. As of June 30, 2013, commitments acquired with manufacturers for the purchase of aircraft and advance payments summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

	One year	Two years	Three years	Four years	Thereafter	Total
Advance payments	$148,202	$123,645	$114,982	$140,499	$207,577	$734,905
Aircraft acquisition commitments	$1,048,967	$1,837,035	$1,231,805	$1,063,412	$3,754,930	$8,936,149

(24) Dividends paid

The following dividends were paid by the Company during the six months ended June 30, 2013 and 2012:

	June 30, 2013	June 30, 2012
4 cents per qualifying ordinary share (2012: 3 cents)	$30,371	$21,050
4 cents per preferred share (2012: 3 cents)	6,550	4,540

Total	$36,921	$25,590

Additionally, as of June 30, 2013 the Company paid $205 of dividends to non-controlling interest. Therefore, in total the Company paid $37,126 in dividends as of June 30, 2013.

(25) Debt covenants

The Company did not comply with certain debt covenants as of June 30, 2013 and December 31, 2012. Consequently, in accordance with IAS 1 “Presentation of Financial Statements”, the related debt balance amounting to $7,497 (2012: $41,075) was classified as current for purposes of the Consolidated Statement of Financial Position.

27,234,910 American Depositary Shares

Representing 217,879,280 Preferred Shares

Global Coordinators

J.P. Morgan	Citigroup

Joint Bookrunners

BofA Merrill Lynch	UBS Investment Bank	BTG Pactual	Deutsche Bank Securities

                    , 2013

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

According to the Registrant’s articles of incorporation and so far as may be permitted by the law, every director or officer of the Registrant involved in a claim, process, lawsuit or procedure related to his current or former position as director or officer, shall be entitled to be indemnified by the Registrant against all reasonable expenses, losses, fines and costs, including attorney fees, effectively and necessarily incurred by him, as a result of his actions and duties as a director or officer of the Registrant; except in case of losses or responsibility derived from willful misconduct or gross negligence.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

On May 10, 2011, the Registrant completed a public offering of 100 million shares of preferred stock, with a par value of $0.125 per share, in an offering led by Corredores Associados and exempt from registration under Regulation S under the Securities Act in an offering occurring outside the United States, for a total amount of COP 500,000 million (approximately $277 million), representing a price of COP 5,000 per share, In May 2011, Synergy and Kingsland converted 15,000,000 and 42,600,000 common shares, respectively, into preferred shares in connection with the initial public offering of our preferred shares in Colombia

On May 10, 2013, the Registrant issued and sold $300,000,000 aggregate principal amount of senior notes due 2020 in an offering underwritten by Citigroup Global Markets Inc. and J.P. Morgan Securities LLC and exempt from registration under Rule 144A and Regulation S under the Securities Act. The price to the public was 98.706% of par and the aggregate underwriting discount was $1,500,000. The proceeds from the offering were used to finance the purchase of aircraft and general corporate purposes.

ITEM 8. EXHIBITS

(a) The following documents are filed as part of this Registration Statement:

1.1*	Form of Underwriting Agreement.

3.1**	English translation of Certificate of Incorporation.

3.2**	English translation of form of Pacto Social.

4.1**	Form of Deposit Agreement between the Registrant, The Bank of New York Mellon, as depositary, and the Owners and Holders from time to time of American Depositary Shares issued thereunder.

4.2**	Specimen of certificate of American Depositary Receipt (included in Exhibit 4.1).

4.3**	Joint Action Agreement, dated as of September 11, 2013, among the Registrant, Synergy Aerospace Corp. and Kingsland Holdings Limited.

4.4**	English Translation of Commercial Pledge Contract, dated September 6, 2012, among Citibank, N.A., Citibank, N.A., Sucursal Panama and Synergy Aerospace Corp.

4.5**	Amended and Restated Registration Rights Agreement, dated as of September 11, 2013, among the Registrant, Synergy Aerospace Corp. and Kingsland Holdings Limited.

5.1**	Opinion of Icaza, González-Ruiz & Alemán, Panamanian legal counsel of the Registrant, as to the legality of the preferred shares.

10.1**	English translation of Irrevocable Administration Mercantile Trust Agreement, dated as of March 23, 2012, by and between Fiduciaria Bogotá S.A. and Avianca Holdings S.A. (formerly AviancaTaca Holding S.A.).

10.1.1**	English translation of Temporary Bonus Plan adopted on March 6, 2012.

10.2**

English translation of Lease Agreement No. OP-DC-CA-T2-0060-12, dated October 17, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A. – Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

10.2.1**

English translation of Lease Agreement No. OP-DC-CA-T1-0028-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A. – Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

10.2.2**	English translation of Lease Agreement No. OP-DC-CA-T2-0061-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A. – Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

10.3**	English translation of Lease Agreement, dated as of July 30, 2004, between U.A.E. Aeronautica Civil and Aerovias Nacionales de Colombia S.A. Avianca.

10.3.1**	English translation of Amendment No. 1 to Lease Agreement, dated as of December 12, 2005.

10.3.2**	English translation of Amendment No. 2 to Lease Agreement, dated as of January 5, 2009.

10.3.3**	English translation of Amendment No. 3 to Lease Agreement, dated as of November 7, 2012.

10.3.4**	English translation of Amendment No. 4 to Lease Agreement, dated as of March 1, 2013.

10.4**	English translation of Fuel Supply Contract, dated as of November 1, 2010, between Terpel S.A. and Aerovías del Continente Americano S.A. Avianca.

10.5†**	A320 Purchase Agreement, dated March 19, 1998, between Atlantic Aircraft Holding Limited and Airbus Industry relating to Airbus A320-Family.

10.5.1†**	Amendment No. 1 dated as of September 9, 1998 to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry).

10.5.2†**	Amendment No. 2 dated as of December 28, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.3†**	Amendment No. 3 dated as of December 29, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.4†**	Amendment No. 4 dated as of February 15, 2000, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.5†**	Amendment No. 5 dated as of April 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.6†**	Amendment No. 6 dated as of April 9, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.7†**	Amendment No. 7 dated as of September 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.8†**	Amendment No. 8 dated as of August 29, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.9†**	Amendment No. 9 dated as of December 6, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.10†**	Amendment No. 10 dated as of October 30, 2003, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.11†**	Amendment No. 11 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.12†**	Amendment No. 12 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.13†**	Amendment No. 13 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S

10.5.14†**	Amendment No. 14 dated as of February 18, 2006, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.15†**	Amendment No. 15 dated as of June 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.16†**	Amendment No. 16 dated as of November 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.17†**	Amendment No. 17 dated as of April 14, 2008, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.18†**	Amendment No. 18 dated as of January 30, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.19†**	Amendment No. 19 dated as of April 28, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.20†**	Amendment No. 20 dated as of February 10, 2010, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.21†**	Amendment No. 21 dated as of April 29, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.22†**	Amendment No. 22 dated as of August 26, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.23†**	Amendment No. 23 dated as of October 25, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.24†**	Amendment No. 24 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.25†**	Amendment No. 25 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.26†**	Amendment No. 26 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.5.27†**	Amendment No. 27 dated as of November 30, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

10.6†**	A320 Purchase Agreement, dated April 16, 2007, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S. relating to Airbus A320-Family.

10.6.1†**	Amendment No. 1 dated as of June 16, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

10.6.2†**	Amendment No. 2 dated as of September 10, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

10.6.3†**	Amendment No. 3 dated as of November 27, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

10.6.4†**	Amendment No. 4 dated as of January 31, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

10.6.5†**	Amendment No. 5 dated as of July 16, 2008, to the A320 Family Purchase Agreement dated as April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

10.6.6†**	Amendment No. 6 dated as of December 5, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

10.6.7†**	Amendment No. 7 dated as of July 6, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

10.6.8†**	Amendment No. 8 dated as of October 10, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

10.6.9†**	Amendment No. 9 dated as of March 12, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

10.6.10†**	Amendment No. 10 dated as of November 22, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

10.6.11†**	Amendment No. 11 dated as of August 26, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

10.6.12†**	Amendment No. 12 dated as of October 10, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

10.6.13†**	Amendment No. 13 dated as of June 13, 2012, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

10.7†**	Assignment, Assumption and Amendment Agreement dated as of May 18, 2012, entered into among Aerovías del Continente Americano S.A. Avianca, Synergy Aerospace Corp. and Airbus S.A.S. in respect of four (4) A330-200F of the thirteen (13) A330-200 and A330-200F under the Purchase Agreement dated September 5, 2011 (the A330-200F Purchase Agreement).

10.7.1†**	Amendment No. 1, dated as of August 16, 2012, to the A330-200F Purchase Agreement dated as of May 18, 2012, as amended and restated, between the Company and Airbus S.A.S.

10.8†**	A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011 between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Airbus S.A.S. relating to Airbus A320-Family and A320 NEO Family.

10.8.1†**	Amendment No. 1, dated as of February 28, 2013, to the A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011, between Avianca Holdings S.A. and Airbus S.A.S.

10.8.2†**	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S. in respect of twenty six (26) A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

10.8.3†**	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S. in respect of twenty five (25) A320 Family and A320 NEO Family Aircraft under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

10.9†**	Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between Aerovías del Continente Americano S.A. Avianca (The Company) and The Boeing Company, relating to the purchase and sale of ten (10) Boeing Model 787-859 aircraft.

10.9.1†**	Supplemental Agreement No. 1 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the Company and The Boeing Company

10.9.2†**	Supplemental Agreement No. 2 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company

10.9.3†**	Supplemental Agreement No. 3 dated as of September 26, 2012, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company

10.9.4†**	Supplemental Agreement No. 4 dated as of January 11, 2013, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company

10.10†**	Sale and Purchase Contract dated as of January 18, 2013, between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Avions de Transport Regional G.I.E. as amended and restated, relating to ATR 72-600 Aircraft.

10.11†**	Trent 700 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

10.11.1†**	Amendment No. 1 to General Terms Agreement, dated February 28, 2008.

10.11.2†**	Amendment No. 2 to General Terms Agreement, dated February 28, 2009.

10.11.3†**	Amendment No. 3 to General Terms Agreement, dated September 1, 2009.

10.11.4†**	Amendment No. 4 to General Terms Agreement, dated March 18, 2011.

10.12†**	General Terms Agreement 700 DEG 7308, dated June 1, 2012, between Rolls-Royce PLC, Rolls-Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca and Tampa Cargo S.A.

10.13†**	General Terms Agreement No. CFM-03-2007, dated as of March 29, 2007, between CFM International, Inc. and Aerovías del Continente Americano S.A. Avianca.

10.13.1†**	Amendment No. 1 to General Terms Agreement.

10.14†**	General Terms Agreement No. GE-1-1090789943, dated as of December 18, 2007, between General Electric Corporation, GE Engine Services and Atlantic Aircraft Holding, Ltd.

10.15†**	OnPoint Solutions Rate per Engine Flight Hour Engine Services Agreement, dated as of January 18, 2008, between GE Engine Services, Inc. and Aerovías del Continente Americano S.A. Avianca.

10.16†**

Rate Per Flight Hour Agreement for CFM56-5B Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.).

10.17†**	General Terms Agreement No. CFM-1-2887169891, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.)

10.18†**	Rate Per Flight Hour Agreement for LEAP 1-A Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.).

10.19†**	Amended and Restated V2500® General Terms of Sale, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

10.19.1†**	Amendment No. 1 to Amended and Restated V2500® General Terms of Sale, dated December 17, 2010.

10.19.2†**	Second Amended and Restated Side Letter, dated as of December 17, 2010.

10.20†**	Amended and Restated V2500-A5 Fleet Hour Agreement, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

12.1	Computation of ratios of earnings.

21.1**	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young Audit S.A.S.

23.2**	Consent of Icaza, González-Ruiz & Alemán, Panamanian legal counsel of the Registrant (included in Exhibit 5.1).

24.1**	Powers of Attorney (included in the signature pages in a previous filing of this registration statement).

*	To be filed by amendment.
**	Previously filed.
†	Portions of the exhibit omitted pursuant to a request for confidential treatment.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or notes thereto.

ITEM 9. UNDERTAKINGS

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby also undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement at the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bogotá, Colombia, on October 21, 2013.

Avianca Holdings S.A.

By:	/s/ Fabio Villegas Ramírez
Name: Fabio Villegas Ramírez
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on October 21, 2013 in the capacities indicated:

Name	Title

/s/ Fabio Villegas Ramírez Fabio Villegas Ramírez	Chief Executive Officer (Principal Executive Officer)

/s/ Gerardo Grajales López Gerardo Grajales López	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Milton Solano Barahona Milton Solano Barahona	Accounting Shared Services Vice President (Principal Accounting Officer)

* Germán Efromovich	Chairman of the Board of Directors

* Roberto Kriete	Director

* José Efromovich	Director

* Alexander Bialer	Director

* Marco Baldocchi	Director

* Isaac Yanovich	Director

* Alvaro Jaramillo	Director

Name	Title

* Juan Guillermo Serna	Director

* Ramiro Valencia	Director

* Monica Aparicio	Director

* Oscar Darío Morales	Director

*By:	/s/ Gerardo Grajales López
Gerardo Grajales López Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Avianca Holdings S.A., has signed this Registration Statement in New York, New York, on October 21, 2013.

Avianca Inc.

By:	/s/ Gerardo Grajales López
Gerardo Grajales López Authorized Signatory

Exhibit Index

12.1	Computation of ratios of earnings.

23.1	Consent of Ernst & Young Audit S.A.S.